Exhibit 99.1

This document comprises a prospectus under Article 3 of the UK version of Regulation (EU) 2017/1129 which forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 as amended (the “UK Prospectus Regulation”) relating to Diversified Energy Company (the “Company”) prepared in accordance with the UK Prospectus Regulation Rules of the Financial Conduct Authority (the “FCA”) made under Section 73A of the Financial Services and Market Act 2000, as amended (the “FSMA”). This Prospectus has been approved by the FCA, as competent authority under the UK Prospectus Regulation. The FCA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation and such approval should not be considered as an endorsement of the Company that is the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the shares of common stock, par value $0.01 per share, of the Company (the “Shares”). This document has been filed with the FCA in accordance with the UK Prospectus Regulation Rules and will be made available to the public in accordance with UK Prospectus Regulation Rule 3.2.1 by the same being made available, free of charge, at https://ir.div.energy/.

This Prospectus is not an offer or invitation to the public to subscribe for or purchase Shares and has been prepared solely in connection with the proposed admission (“Admission”) of the entire issued and to be issued share capital of the Company to listing on the Equity Shares (International Commercial Companies Secondary Listing) Category (“ESICC”) of the official list of the FCA (the “Official List”) and to trading on the main market for listed securities (“Main Market”) of London Stock Exchange plc (“London Stock Exchange”) in connection with a scheme of arrangement pursuant to Part 26 of the Companies Act to introduce a new Delaware-incorporated holding company, Diversified Energy Company, as the holding company of the Group, and the issue of Shares relating to the acquisition of Canvas Energy, Inc. by the Group. The Prospectus has been prepared on the assumption that the Scheme will become effective in accordance with its current terms and the Canvas Acquisition will be completed as presently envisaged. A summary of the Scheme and the acquisition of Canvas is set out in Part 1 of this document.

The Company, the director and proposed directors of the Company (together, the “Directors”), whose names appear on page 41 of this document, accept responsibility for the information contained in this document. To the best of the knowledge of the Company and the Directors, the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.

DIVERSIFIED ENERGY COMPANY (the “Company”)

(Incorporated and registered in the State of Delaware, United States with registered number 10359877)

Admission of up to 80,620,444 New Shares to the Equity Shares (International Commercial Companies Secondary Listing) Category of the Official List and to trading on the Main Market of the London Stock Exchange

The whole of the text of this document should be read in its entirety. Your attention is also drawn, in particular, to the section headed “Risk Factors” at the beginning of this document which sets out certain risks and other factors that should be taken into account by investors. YOU SHOULD NOT RELY SOLELY ON INFORMATION SUMMARISED IN THE SECTION OF THIS DOCUMENT ENTITLED “SUMMARY”.

Applications will be made to the FCA for admission of the New Shares to listing on the ESICC Category of the Official List and to the London Stock Exchange for all the New Shares to be admitted to trading on the Main Market. If the Scheme proceeds as presently envisaged, it is expected that the Exchange Shares Admission will become effective, and that dealings in the Exchange Shares on the Main Market will commence, at 8.00 a.m. (London time) on 24 November 2025. An application has been made for the Exchange Shares to also be listed on the NYSE. Further, if the acquisition of Canvas is completed as presently envisaged, it is expected that the Consideration Shares Admission will become effective, and that dealings in the Consideration Shares on the Main Market will commence, at 8.00 a.m. (London time) on 25 November 2025. An application has been made for the Consideration Shares to also be listed on the NYSE.

Notice to US Shareholders

The Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or under the securities laws of any state or other jurisdiction of the United States. The Exchange Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof, and the Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 4(a)(2) thereof. Neither the US Securities Exchange Commission (the “SEC”) nor any US state securities commission has approved or disapproved of the issuing of the Shares, or determined if this document, any accompanying documents or the Scheme is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Non-solicitation

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy any securities, including under the US federal securities laws, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

General Notice

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions in relation to the Shares or this document, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom and the United States, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document in any country or jurisdiction where action for that purpose is required. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

The contents of this document must not to be construed as legal, business or tax advice. Each prospective investor should consult his or her own lawyer, independent financial adviser or tax adviser for legal, financial or tax advice in relation to any dealing or proposed dealing in Shares. Investors must inform themselves as to: (i) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (ii) any foreign exchange restrictions applicable to the purchase, holding, transfer or other disposal of Shares which they might encounter; and (iii) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer or other disposal of Shares. Investors must rely on their own representatives, including their own legal advisers, financial advisers, tax advisers and accountants, as to legal, financial, business, investment, tax, or any other related matters concerning the Company and an investment therein. Neither the Company nor its representatives is making any representation to any purchaser of Shares regarding the legality of an investment in the Shares by such purchaser under the laws applicable to such offeree or purchaser.

Subject to the FSMA, the Listing Rules, the UK Prospectus Regulation Rules, and the DTRs, the delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in this document is correct as at any time after this date.

The Company will publish a supplement to this Prospectus if a significant new factor, material mistake or material inaccuracy relating to the information in this document that may affect the assessment of the securities and which arises or is noted between the time when the document was approved and the date that is the later of the date on which the Exchange Shares Admission and the Consideration Shares Admission occurs. This document and any supplement will be made public in accordance with the UK Prospectus Regulation by publication on the Company’s website at https://ir.div.energy/.

Unless expressly stated otherwise, references to an EU regulation shall be to that regulation as it forms part of the law of England and Wales by virtue of the European Union (Withdrawal) Act 2018 (as amended) and as the law of England and Wales is amended or re-enacted as at the date of this document.

Without limitation, the contents of the Group’s websites (other than the information as set out in Part 7 (“Documents Incorporated by Reference”)), or of any website accessible via hyperlinks from the Group’s websites, do not form part of this document.

This document is dated 19 November 2025.

SUMMARY

Part 1
INTRODUCTION

This summary should be read as an introduction to this document. Any decision to invest in the securities of the Company should be based on consideration of this document as a whole by the investor. Investors could lose all or part of their invested capital.

Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document or where it does not provide, when read together with the other parts of this document, key information in order to aid investors when considering whether to invest in the Shares.

The legal name of the Company is Diversified Energy Company. The Company’s registered office is at 1209 Orange Street, Wilmington, Delaware 19801 and its LEI is 529900XTQ3OKXR6P0H74.

The Shares will be registered with International Securities Identification Number (“ISIN”) US25520W1071 and will trade under the symbol “DEC”.

This document has been approved in accordance with the Prospectus Regulation on 19 November 2025 by the UK Financial Conduct Authority (the “FCA”), as competent authority, having its head office at 12 Endeavour Square, London, E20 1JN and telephone number +44 (0)20 7066 1000.

Part 2
KEY INFORMATION ON THE ISSUER

Who is the issuer of the securities?

The Company is the issuer of the Shares. The Company is a corporation existing under the laws of the State of Delaware, United States. The Company currently operates under the General Corporation Law of the State of Delaware, as from time to time amended. The Company’s registered number is 10359877 and the Company’s LEI is 529900XTQ3OKXR6P0H74.

The Company has been incorporated to be the ultimate holding company for the Group. Diversified is a leading independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, primarily located within the Appalachian and Central regions of the United States. The Appalachian Basin spans Pennsylvania, Virginia, West Virginia, Kentucky, Tennessee and Ohio and consists of multiple productive, shallow conventional formations and two productive, deeper unconventional shale formations, the Marcellus Shale and the slightly deeper Utica Shale. Diversified also operates in the Bossier and Haynesville shale formations and the Cotton Valley sandstones in East Texas and West Louisiana, the Barnett Shale in North Texas and the Mid-Continent producing areas across Central Texas, along with the Anadarko Basin across North Texas and Oklahoma and Permian Basin in West Texas and New Mexico.

The Company was incorporated in 2025 in the State of Delaware, United States, as the successor to Old DEC, which was incorporated in 2014. The Group’s predecessor business was co-founded in 2001 by the Chief Executive Officer, Robert Russell “Rusty” Hutson, Jr., with an initial focus primarily on natural gas and oil production in West Virginia. In recent years, the Group has grown rapidly by capitalising on opportunities to acquire and enhance producing assets and by leveraging the operating efficiencies that result from economies of scale and vertical integration. As of 30 June 2025, the Group had completed 29 acquisitions since 2017 for a combined purchase price of approximately $3.6 billion.

There is no offer of the Company’s securities.

Major interests in Existing Shares

As at the Latest Practicable Date, there are no notifiable interests in the Company’s issued share capital or voting rights. Insofar as is known to the Company as at the Latest Practicable Date, the following persons will be interested in 5 per cent. or more of the Company’s voting rights immediately following the New Shares Admission:

Shareholder	Number of Shares	Percentage of Shares (%)

EIG Global Energy Partners LLC	9,601,585	12.4
BlackRock	4,046,531	5.27
The Vanguard Group	4,419,263	5.76
Columbia Threadneedle Investments (US)	4,108,991	5.36

Directors

The director of the Company is Robert Russell “Rusty” Hutson, Jr. (Chief Executive Officer) (the “Director”). The proposed directors of the Company are: David Edward Johnson (Independent Non-executive Chair), Martin Keith Thomas (Non-executive Director), David Jackson Turner, Jr. (Independent Non-executive Director and Senior Independent Director), Kathryn Z. Klaber (Independent Non-executive Director) and Randall Scott Wade (Non-executive Director) (together, the “Proposed Directors”). The Proposed Directors are expected to be appointed with effect from the Scheme becoming effective.

Statutory Auditors

PricewaterhouseCoopers LLP, 569 Brookwood Village #851, Birmingham, Alabama, United States is expected to be appointed as the statutory auditor of the Company with effect from the Scheme becoming effective. PricewaterhouseCoopers LLP is a member firm of the Public Company Accounting Oversight Board and has no material interest in the Company.

Old DEC Group’s statutory auditor for the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022 was PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH, United Kingdom (“PwC UK”).

What is the key financial information regarding the issuer?

The Company

The Company has not traded since its date of incorporation and as such there is no historical key financial information on the Company.

Group

The tables below set out selected key financial information for the Old DEC Group. The financial information has been extracted without material adjustment from the audited consolidated financial statements of the Old DEC Group as at and for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 and the unaudited interim condensed consolidated financial statements of the Old DEC Group as at and for the six-month period ended 30 June 2025 (the “Group Financial Statements”).

Selected Consolidated Income Statement Data

	Six months ended 30 June		Year ended 31 December
	2025	2024	2024	2023	2022
	(unaudited)	(unaudited)
	In US$ ’000 (except earnings per ordinary share)
Revenue	778,065	368,674	794,841	868,263	1,919,349
Gross profit	268,255	53,342	109,455	203,155	1,251,199
Net income/(loss) after tax	(33,926)	15,745	(87,001)	759,701	(620,598)
Period on period growth in revenue	111%		(8.46%)	(54.76%)
Earnings per ordinary share (basic) ($)	(0.50)	0.32	(1.84)	16.07	(14.82)
Earnings per ordinary share (diluted) ($)	(0.50)	0.32	(1.84)	15.95	(14.82)

Selected Consolidated Balance Sheet Data

	As at 30 June	As at 31 December
	2025	2024	2023	2022
	(unaudited)
	In US$ ’000
Total assets	5,662,821	4,003,525	3,474,022	3,830,928
Total equity	727,686	464,556	598,410	(137,724)
Total liabilities	4,935,135	3,538,969	2,875,612	3,968,652

Selected Consolidated Cash Flow Data

	Six months ended 30 June		Year ended 31 December
	2025	2024	2024	2023	2022
	(unaudited)	(unaudited)
	In US$ ’000
Net cash provided by operating activities	264,135	160,810	345,663	410,132	387,764
Net cash used in investing activities	(259,020)	(183,648)	(272,916)	(239,369)	(386,457)
Net cash provided by financing activities	12,638	22,568	(70,510)	(174,339)	(6,536)

There are no qualifications to the independent auditors’ report on the historical financial information for the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022 or the independent review report for the six-month period ended 30 June 2025.

What are the key risks that are specific to the issuer?

The key risks specific to the issuer are as follows:

(1)	Volatility and future decreases in natural gas, NGLs and oil prices could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.
(2)	The Group conducts its business in a highly competitive industry.
(3)	The Group may experience delays in production, marketing and transportation.
(4)
The Group faces production risks and hazards, including severe weather events, that may affect the Group’s ability to produce natural gas, NGLs and oil at expected levels, quality and costs that may result in additional liabilities to the Group.

(5)	The levels of the Group’s natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.
(6)	The Group may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging.
(7)	The Group may not be able to keep pace with technological developments in its industry or be able to implement them effectively.
(8)	A lowering or withdrawal of the ratings, outlook or watch assigned to the Group or its debt by rating agencies may increase the Group’s future borrowing costs and reduce its access to capital.
(9)
Deterioration in the economic conditions in any of the industries in which the Group’s customers operate, a US or worldwide financial downturn, or negative credit market conditions could have a material adverse effect on the Group’s liquidity, results of operations, business and financial condition that it cannot predict.

(10)	The Group’s operations are subject to a series of risks relating to climate change.

Part 3
KEY INFORMATION ON THE SECURITIES

What are the main features of the securities?

As at the date of this document, the issued and outstanding share capital of the Company is one share of common stock of par value $0.01 (such share being fully paid) (the shares of common stock in the capital of the Company from time to time, the “Shares”).

Under the Scheme, the holders of ordinary shares of £0.20 each in the capital of Old DEC (or depositary interests representing ordinary shares), save for any ordinary shares held by the Company (the “Existing Shares”) will receive one new Share (or depositary interest representing one new Share) (the “Exchange Shares”) for every one Existing Share (or depositary interests representing an Existing Share). Further, in connection with the acquisition of Canvas Energy, Inc., the Company is proposing to issue up to 3,894,776 new Shares (the “Consideration Shares”, and together with the Exchange Shares, the “New Shares”).

When admitted to trading on the Equity Shares (International Commercial Companies Secondary Listing) Category (“ESICC”) of the official list of the FCA (the “Official List”) and to trading on the main market for listed securities (“Main Market”) of London Stock Exchange plc (“London Stock Exchange”), the New Shares will be registered with International Securities Identification Number (“ISIN”) number US25520W1071 and Stock Exchange Daily Official List (“SEDOL”) number BMHXS56 and will be traded under the symbol “DEC” on the London Stock Exchange. The New Shares will be listed and traded under the symbol “DEC” on the New York Stock Exchange (“NYSE”) as well.

The New Shares will rank pari passu in all respects with each other. The holders of the New Shares are entitled to one vote for each share on all matters submitted to a stockholder vote and have equal rights to participate in capital, dividend and profit distributions by the Company. The holders of the New Shares have no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the New Shares.

The Shares are, and the New Shares will be, denominated in US dollars. The New Shares will be quoted and traded in Pounds Sterling on the London Stock Exchange and in US dollars on the NYSE.

In the event of the liquidation, dissolution or winding-up or any other distribution of the Company’s assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Shares will be entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Company indebtedness, and the payment of the aggregate liquidation preference of any preferred stock.

Restrictions on free transferability of Shares

There are no restrictions on the free transferability of the Shares, except for those Shares that will bear a restrictive legend prohibiting such Shares from being freely transferred in the United States whether pursuant to a contractual restriction or applicable US securities laws.

Dividend policy

The Group has consistently declared dividends on the Existing Shares since its listing on the AIM Market of the London Stock Exchange in 2017. The Board currently expects to declare a dividend of $0.29 per share each quarter which equates to $1.16 per year. This quarterly dividend payment, on an annualised basis, currently delivers a yield in the top quartile of the FTSE 250 share index and the top decile among the Russell 2000 Index. While the Board cannot provide assurance that the Company will, following the effectiveness of the Scheme, be able to pay cash dividends on the Shares in future periods, subject to certain restrictions, including those related to Delaware law, and the terms of the Group’s Credit Facility and the Nordic Bonds, for the financial year ended 31 December 2024, the Group paid a dividend of $1.16 per Existing Share and for the six months ended 30 June 2025, the Group has paid dividends of an aggregate of approximately $40 million.

Under Delaware law, the Company may only pay dividends (i) out of the Company’s surplus (defined as net assets minus capital); or (ii) if there is no surplus, out of the Company’s net profits from the prior fiscal year, provided that no dividend may be paid from net profits if the Company’s capital is less than the aggregate amount of capital represented by the issued and outstanding shares of classes having a preference on the distribution of assets. In addition, the Company’s ability to pay dividends is limited by restrictions under the terms of certain of its credit facilities. For example, the Group’s Credit Facility and Nordic Bonds contain restricted payment covenants that limit the Group’s subsidiaries’ ability to make certain payments, based on the pro forma effect thereof on certain financial ratios.

The declaration of any future dividends will be at the discretion of the Board. The Board has not adopted, and does not currently intend to adopt, a formal written Company shareholder dividend policy and the Directors may revise the Group’s dividend strategy from time to time in line with the actual results and financial position of the Group.

Where will the securities be traded?

Applications will be made to the London Stock Exchange for all of the New Shares to be admitted to listing on the equity shares (international commercial companies secondary listing) category of the Official List of the FCA and to trading on the London Stock Exchange’s Main Market for listed securities.

Application has been made for the New Shares to be approved for listing on the NYSE.

No application has been made or is currently intended to be made for the Shares to be admitted to listing or trading on any other exchanges.

What are the key risks that are specific to the securities?

The key risks specific to the securities are as follows:

(1)	The price of Shares may be volatile and purchasers of the Shares could incur substantial losses.
(2)	Shareholders may be subject to US withholding or income tax depending on their country of residence and their ownership percentages.
(3)	There is no guarantee that the Company will continue to pay dividends in the future.
(4)	Admission may not occur when expected or an active trading market for the Shares may not develop following the New Shares Admission.

Part 4
KEY INFORMATION ON THE OFFER AND/OR THE ADMISSION TO TRADING ON A REGULATED MARKET

Under which conditions and timetable can I invest in this security?

This Prospectus does not constitute an offer or invitation to any person to subscribe for or purchase any Shares in the Company. It is currently expected that admission of the Exchange Shares to listing on the ESICC Category of the Official List will become effective and dealings in the Shares on the London Stock Exchange’s Main Market for listed securities will become effective at 8.00 a.m. (London time) on or around 24 November 2025 (the “Exchange Shares Admission”), and admission of the Consideration Shares to listing on the ESICC Category of the Official List will become effective and dealings in the Shares on the London Stock Exchange’s Main Market for listed securities will become effective at 8.00 a.m. (London time) on or around 25 November 2025 (the “Consideration Shares Admission”, and together with the Exchange Shares Admission, the “New Shares Admission”).

The expenses of, and incidental to, the New Shares Admission payable by the Group, including professional fees and commissions and the costs of preparation, printing and distribution of documents, the London Stock Exchange fee, and the FCA’s listing fee, are estimated to amount to approximately £3 million (exclusive of any applicable value added tax). No expenses will be charged to investors in connection with the New Shares Admission. All expenses in relation to the New Shares Admission will be borne by the Group.

Who is the offeror and/or the person asking for admission to trading?

The Company will apply to the London Stock Exchange for all of the New Shares to be admitted to trading on the London Stock Exchange’s Main Market for listed securities.

Why is this document being produced?

The Prospectus is only being produced in connection with the New Shares Admission only.

The Group is substantially a US business, reporting in US dollars, with all the Group’s operating profit derived from the US, which is also the sole growth market for the business. The Group’s executive management team and operational headquarters are based in the United States and all of the Group’s employees reside, and all its assets are located, in the US. In addition, as at the Latest Practicable Date, over 65 per cent. of the Company’s shareholders were located in the US. Therefore, the Group is undertaking a corporate reorganisation to introduce a Delaware incorporated company as the parent company of the Group. The insertion of the Company as the parent company of the Group is being effected through a Court-sanctioned scheme of arrangement under section 899 of the Companies Act pursuant to which shareholders in Old DEC will become shareholders in the Company and the Exchange Shares will be issued by the Company.

In addition, the Company is also proposing, subject to certain conditions, to issue up to 3,894,776 Consideration Shares in accordance Article 1(4) of the UK Prospectus Regulation in connection with the acquisition of Canvas Energy, Inc.

This Prospectus does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company. The Company will not receive any proceeds as a result of the New Shares Admission.

The Group has not entered into any underwriting arrangements in connection with the Proposals.

Material conflicts of interest

There are no conflicting interests which are material in connection with the New Shares Admission.

RISK FACTORS

Any investment in the Shares is subject to a number of risks. Accordingly, Shareholders and prospective investors should carefully consider the factors and risks associated with any investment in the Shares, the Group’s business and the industry in which the Group operates, together with all other information contained in this document and all of the information incorporated by reference into this document, including, in particular, the risk factors described below, and their personal circumstances prior to making any investment decision.

The Group’s business, results of operations, financial condition, cash flows or prospects could be materially and adversely affected by any of the risks described below. The risks relating to the Group, its industry and the Shares summarised in the section of this document headed “Summary” are the risks that the Directors believe to be the most essential to an assessment by a prospective investor of whether to consider an investment in the Shares. However, as the risks which the Group faces relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this document headed “Summary” but also, among other things, the risks and uncertainties described below.

The risk factors described below are not an exhaustive list or explanation of all risks which investors may face when making an investment in the Shares. Additional risks and uncertainties relating to the Group that are not currently known to the Group, or that it currently deems immaterial, may individually or cumulatively also have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. If any such risk, or any of the risks described below, should materialise, the price of the Shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in the Shares is suitable for them in the light of the information in this document and their personal circumstances.

Prospective investors should read this section in conjunction with this entire document (including the information incorporated into this document by reference).

RISKS RELATED TO THE GROUP’S BUSINESS AND INDUSTRY

Volatility and future decreases in natural gas, NGLs and oil prices could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group’s business, results of operations, financial condition, cash flows or prospects depend substantially upon prevailing natural gas, NGL and oil prices, which may be adversely impacted by unfavorable global, regional and national macroeconomic conditions, including but not limited to instability related to the military conflict in Ukraine and the Israel-Gaza war. Natural gas, NGLs and oil are commodities for which prices are determined based on global and regional demand, supply and other factors, all of which are beyond the Group’s control.

Historically, prices for natural gas, NGLs and oil have fluctuated widely for many reasons, including:

•	global and regional supply and demand, and expectations regarding future supply and demand, for gas and oil products;

•	global and regional economic conditions;

•	evolution of stocks of oil and related products;

•	increased production due to new extraction developments and improved extraction and production methods;

•	geopolitical uncertainty;

•	threats or acts of terrorism, war or threat of war, which may affect supply, transportation or demand;

•	weather conditions, natural disasters, climate change and environmental incidents;

•
access to pipelines, storage platforms, shipping vessels and other means of transporting, storing and refining gas and oil, including without limitation, changes in availability of, and access to, pipeline ullage;

•	prices and availability of alternative fuels;

•	prices and availability of new technologies affecting energy consumption;

•	increasing competition from alternative energy sources;

•	the ability of OPEC and other oil-producing nations, to set and maintain specified levels of production and prices;

•	political, economic and military developments in gas and oil producing regions generally;

•	governmental regulations and actions, including the imposition of export restrictions and taxes and environmental requirements and restrictions as well as anti-hydrocarbon production policies;

•	trading activities by market participants and others either seeking to secure access to natural gas, NGLs and oil or to hedge against commercial risks, or as part of an investment portfolio; and

•	market uncertainty, including fluctuations in currency exchange rates, and speculative activities by those who buy and sell natural gas, NGLs and oil on the world markets.

It is impossible to accurately predict future gas, NGL and oil price movements. Historically, natural gas prices have been highly volatile and subject to large fluctuations in response to relatively minor changes in the demand for natural gas. According to the U.S. Energy Information Administration, the historical high and low Henry Hub natural gas spot prices for the following periods were as follows: in 2022, high of $9.85 and low of $3.46, in 2023, high of $3.78 and low of $1.74, and in 2024, high of $13.20 and low of $1.21 — highlighting the volatile nature of commodity prices.

The economics of producing from some wells and assets may also result in a reduction in the volumes of the Group’s reserves which can be produced commercially, resulting in decreases to the Group’s reported reserves. Additionally, further reductions in commodity prices may result in a reduction in the volumes of the Group’s reserves. The Group might also elect not to continue production from certain wells at lower prices, or the Group’s license partners may not want to continue production regardless of the Group’s position.

Each of these factors could result in a material decrease in the value of the Group’s reserves, which could lead to a reduction in the Group’s natural gas, NGLs and oil development activities and acquisition of additional reserves. In addition, certain development projects or potential future acquisitions could become unprofitable as a result of a decline in price and could result in the Group postponing or canceling a planned project or potential acquisition, or if it is not possible to cancel, to carry out the project or acquisition with negative economic impacts. Further, a reduction in natural gas, NGL or oil prices may lead the Group’s producing fields to be shut down and to be entered into the decommissioning phase earlier than estimated.

The Group’s revenues, cash flows, operating results, profitability, dividends, future rate of growth and the carrying value of the Group’s gas and oil properties depend heavily on the prices the Group receives for natural gas, NGLs and oil sales. Commodity prices also affect the Group’s cash flows available for capital investments and other items, including the amount and value of the Group’s gas and oil reserves. In addition, the Group may face gas and oil property impairments if prices fall significantly. In light of the continuing increase in supply coming from the Utica and Marcellus shale plays of the Appalachian Basin, no assurance can be given that commodity prices will remain at levels which enable the Group to do business profitably or at levels that make it economically viable to produce from certain wells and any material decline in such prices could result in a reduction of the Group’s net production volumes and revenue and a decrease in the valuation of the Group’s production properties, which could materially and adversely impact the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group conducts its business in a highly competitive industry.

The gas and oil industry is highly competitive. The key areas in which the Group faces competition include:

•	engagement of third-party service providers whose capacity to provide key services may be limited;

•	acquisition of other companies that may already own licenses or existing producing assets;

•	acquisition of assets offered for sale by other companies;

•	access to capital (debt and equity) for financing and operational purposes;

•	purchasing, leasing, hiring, chartering or other procuring of equipment that may be scarce; and

•	employment of qualified and experienced skilled management and gas and oil professionals and field operations personnel.

Competition in the Group’s markets is intense and depends, among other things, on the number of competitors in the market, their financial resources, their degree of geological, geophysical, engineering and management expertise and capabilities, their degree of vertical integration and pricing policies, their ability to develop properties on time and on budget, their ability to select, acquire and develop reserves and their ability to foster and maintain relationships with the relevant authorities. The cost to attract and retain qualified and experienced personnel has increased and may increase substantially in the future.

The Group’s competitors also include those entities with greater technical, physical and financial resources than the Group. Finally, companies and certain private equity firms not previously investing in natural gas and oil may choose to acquire reserves to establish a firm supply or simply as an investment. Any such companies will also increase market competition which may directly affect the Group.

The effects of operating in a competitive industry may include:

•	higher than anticipated prices for the acquisition of licenses or assets;

•	the hiring by competitors of key management or other personnel; and

•	restrictions on the availability of equipment or services.

If the Group is unsuccessful in competing against other companies, the Group’s business, results of operations, financial condition, cash flows or prospects could be materially and adversely affected.

The Group may experience delays in production, transportation and marketing.

Various production, transportation and marketing conditions may cause delays in natural gas, NGLs and oil production and adversely affect the Group’s business. For example, the gas gathering systems that the Group owns connect to other pipelines or facilities which are owned and operated by third parties. These pipelines and other midstream facilities and others upon which the Group relies on may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, regulatory requirements, curtailments of receipt or deliveries due to insufficient capacity or because of damage. In periods where NGL prices are high, the Group benefits greatly from the ability to process NGLs. The Group’s largest processors of Appalachian NGLs are the MarkWest Energy Partners, L.P., plant located in Langley, Kentucky, and the Blackbear Plant located in De Soto Parish, Louisiana. If the Group were to lose the ability to process NGLs at these plants during a period of high pricing, the Group’s revenues would be negatively impacted. As a short-term measure, the Group could divert the natural gas through other pipeline routes; however, certain pipeline operators would eventually decline to transport the gas due to its liquid content at a level that would exceed tariff specifications for those pipelines. The lack of available capacity on third-party systems and facilities could reduce the price offered for the Group’s production or result in the shut-in of producing wells. Any significant changes affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities, could delay the Group’s production, which could materially and adversely impact the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group faces production risks and hazards, including severe weather events, that may affect the Group’s ability to produce natural gas, NGLs and oil at expected levels, quality and costs that may result in additional liabilities to the Group.

The Group’s natural gas and oil production operations are subject to numerous risks common to its industry, including, but not limited to, premature decline of reservoirs, incorrect production estimates, invasion of water into producing formations, geological uncertainties such as unusual or unexpected rock formations and abnormal geological pressures, low permeability of reservoirs, contamination of natural gas and oil, blowouts, oil and other chemical spills, explosions, fires, equipment damage or failure, challenges relating to transportation, pipeline infrastructure, natural disasters, uncontrollable flows of oil, natural gas or well fluids, adverse and severe weather conditions, shortages of skilled labor, delays in obtaining regulatory approvals or consents, pollution and other environmental risks.

If any of the above events occur, environmental damage, including biodiversity loss or habitat destruction, injury to persons or property and other species and organisms, loss of life, failure to produce natural gas, NGLs and oil in commercial quantities or an inability to fully produce discovered reserves could result. These events could also cause substantial damage to the Group’s property or the property of others and the Group’s reputation and put at risk some or all of the Group’s interests in licenses, which enable the Group to produce, and could result in the incurrence of fines or penalties, criminal sanctions potentially being enforced against the Group and its management, as well as other governmental and third-party claims. Consequent production delays and declines from normal field operating conditions and other adverse actions taken by third parties may result in revenue and cash flow levels being adversely affected.

Moreover, should any of these risks materialise, the Group could incur legal defense costs, remedial costs and substantial losses, including those due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, environmental damage, unplanned production outages, clean-up responsibilities, regulatory investigations and penalties, increased public interest in the Group’s operational performance and suspension of operations, which could materially and adversely impact the Group’s business, results of operations, financial condition, cash flows or prospects.

The levels of the Group’s natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.

The reserves data contained in the 2024 Annual Report for the Group incorporated by reference into this document have been audited by Netherland, Sewell & Associates, Inc. (“NSAI”) unless stated otherwise. The standards utilised to prepare the reserves information that has been extracted in this document may be different from the standards of reporting adopted in other jurisdictions. Investors, therefore, should not assume that the data found in the reserves information set forth in the 2024 Annual Report or in respect of the Maverick Group, incorporated by reference into this document is directly comparable to similar information that has been prepared in accordance with the reserve reporting standards of other jurisdictions.

In general, estimates of economically recoverable natural gas, NGLs and oil reserves are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological, geophysical and engineering estimates (which have inherent uncertainties), historical production from the properties or analogous reserves, the assumed effects of regulation by governmental agencies and estimates of future commodity prices, operating costs, gathering and transportation costs and production related taxes, all of which may vary considerably from actual results.

Underground accumulations of hydrocarbons cannot be measured in an exact manner and estimates thereof are a subjective process aimed at understanding the statistical probabilities of recovery. Estimates of the quantity of economically recoverable natural gas and oil reserves, rates of production and, where applicable, the timing of development expenditures depend upon several variables and assumptions, including the following:

•	production history compared with production from other comparable producing areas;

•	quality and quantity of available data;

•	interpretation of the available geological and geophysical data;

•	effects of regulations adopted by governmental agencies;

•	future percentages of sales;

•	future natural gas, NGLs and oil prices;

•	capital investments;

•	effectiveness of the applied technologies and equipment;

•	effectiveness of the Group’s field operations employees to extract the reserves;

•	natural events or the negative impacts of natural disasters;

•	future operating costs, tax on the extraction of commercial minerals, development costs and workover and remedial costs; and

•	the judgment of the persons preparing the estimate.

As all reserve estimates are subjective, each of the following items may differ materially from those assumed in estimating reserves:

•	the quantities and qualities that are ultimately recovered;

•	the timing of the recovery of natural gas and oil reserves;

•	the production and operating costs incurred;

•	the amount and timing of development expenditures, to the extent applicable;

•	future hydrocarbon sales prices; and

•	decommissioning costs and changes to regulatory requirements for decommissioning.

Many of the factors in respect of which assumptions are made when estimating reserves are beyond the Group’s control and therefore these estimates may prove to be incorrect over time. Evaluations of reserves necessarily involve multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and natural gas, NGLs and oil engineering and geological interpretation. Furthermore, less historical well production data is available for unconventional wells because they have only become technologically viable in the past twenty years and the long-term production data is not always sufficient to determine terminal decline rates. In comparison, some conventional wells in the Group’s and Maverick Group’s portfolio have been productive for a much longer time. As a result, there is a risk that estimates of the Group’s and Maverick Group’s shale reserves are not as reliable as estimates of the conventional well reserves that have a longer historical profile to draw on.

Interpretation, testing and production after the date of the estimates may require substantial upward or downward revisions in the Group’s and Maverick Group’s reserves and resources data. Moreover, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

If the assumptions upon which the estimates of the Group’s and/or Maverick Group’s natural gas and oil reserves prove to be incorrect or if the actual reserves available to the Group and/or Maverick Group (or the operator of an asset in the Group has an interest) are otherwise less than the current estimates or of lesser quality than expected, the Group may be unable to recover and produce the estimated levels or quality of natural gas, NGLs or oil set out in this document and this may materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The PV-10 will not necessarily be the same as the current market value of the Group’s estimated natural gas, NGL and oil reserves.

Investors should not assume that the present value of future net cash flows from the Group’s reserves is the current market value of the Group’s estimated natural gas, NGL and oil reserves. Actual future net cash flows from the Group’s natural gas and oil properties will be affected by factors such as:

•	actual prices it receives for natural gas, NGL and oil;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	transportation and processing; and

•	changes in governmental regulations or taxation.

The timing of both the Group’s production and the Group’s incurrence of expenses in connection with the development and production of the Group’s natural gas and oil properties will affect the timing and amount of actual future net cash flows from reserves, and thus their actual present value. In addition, the 10% discount factor the Group uses when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Group or the natural gas and oil industry in general. Actual future prices and costs may differ materially from those used in the present value estimate.

The Group may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging.

In the future, the Group may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which the Group uses for the processing of natural gas and oil reserves. With regards to plugging, the Group is a party to agreements with regulators in the states of Ohio, West Virginia, Kentucky and Pennsylvania, setting forth plugging and abandonment schedules spanning a period ranging from 5 to 10 years. In the future, the Group may become subject to additional plugging obligation schedules with various States and regulators under contracts or current or future laws and regulations. The Group will incur such decommissioning costs at the end of the operating life of some of the Group’s properties. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, the shortage of plugging vendors, difficult terrain or weather conditions or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves, wells losing commercial viability sooner than forecasted or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results. The use of other funds to satisfy such decommissioning costs may impair the Group’s ability to focus capital investment in other areas of the Group’s business, which could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group may not be able to keep pace with technological developments in its industry or be able to implement them effectively.

The natural gas and oil industry is characterised by rapid and significant technological advancements and introductions of new products and services using new technologies, such as emissions controls and processing technologies. Rapid technological advancements in information technology and operational technology domains require seamless integration. Failure to integrate these technologies efficiently may result in operational inefficiencies, security vulnerabilities, and increased costs.

During mergers and acquisitions, integrating technology assets from acquired companies can be complex. Poor integration may lead to data inconsistencies, security gaps and operational disruptions. Technology systems are also susceptible to cybersecurity threats, including malware, data breaches, and ransomware attacks. These threats may disrupt operations, compromise sensitive data and lead to significant financial losses. Further, inefficient data management practices may result in data breaches, data loss and missed opportunities for operational insights. The presence of legacy technology systems can also pose challenges, as they may lack modern security features, making them vulnerable to cyber threats and necessitating costly upgrades.

As others use or develop new technologies, the Group may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages, which may in the future allow them to implement new technologies before the Group can. Additionally, reliance on global supply chains for information technology hardware, software and operational technology equipment exposes the industry to supply chain disruptions, shortages and cybersecurity risks. The rapid advancement and adoption of artificial intelligence (AI) technologies by competitors may also create operational and strategic risks and place the Group at a competitive disadvantage, particularly if the Group is unable to integrate such technologies effectively or at a comparable pace.

If one or more of the technologies used now or in the future were to become obsolete, the Group’s business, results of operations, financial condition, cash flows or prospects could be materially and adversely affected if competitors gain a material competitive advantage.

A lowering or withdrawal of the ratings, outlook or watch assigned to the Group or its asset-backed securities or Nordic Bonds by rating agencies may increase the Group’s future borrowing costs and reduce its access to capital.

The rating, outlook or watch assigned to the Group or its asset-backed securities or Nordic Bonds could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to the Group’s business, so warrant. The Group’s credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Any future lowering of the Group’s asset-backed securities or Nordic Bonds ratings, outlook or watch would likely make it more difficult or more expensive for the Group to obtain additional debt financing.

It is also possible that such ratings may be lowered in connection with the Group’s dual listing or in connection with future events, such as future acquisitions. Holders of the Shares will have no recourse against the Group or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

Deterioration in the economic conditions in any of the industries in which the Group’s customers operate, a US or worldwide financial downturn, or negative credit market conditions could have a material adverse effect on the Group’s liquidity, results of operations, business and financial condition that it cannot predict.

Economic conditions in a number of industries in which the Group’s customers operate have experienced substantial deterioration in the past, resulting in reduced demand for natural gas and oil. Renewed or continued weakness in the economic conditions of any of the industries the Group serves or that are served by the Group’s customers, or the increased focus by markets on carbon-neutrality, could adversely affect the Group’s business, financial condition, results of operation and liquidity in a number of ways. For example:

•
demand for natural gas and electricity in the United States is impacted by industrial production, which if weakened would negatively impact the revenues, margins and profitability of the Group’s natural gas business;

•
a decrease in international demand for natural gas or NGLs produced in the United States could adversely affect the pricing for such products, which could adversely affect the Group’s results of operations and liquidity;

•
the tightening of credit or lack of credit availability to the Group’s customers could adversely affect the Group’s liquidity, as the Group’s ability to receive payment for its products sold and delivered depends on the continued creditworthiness of the Group’s customers;

•
the Group’s ability to refinance its Credit Facility may be limited and the terms on which the Group is able to do so may be less favorable to the Group depending on the strength of the capital markets or the Group’s credit ratings;

•
the Group’s ability to access the capital markets may be restricted at a time when it would like, or need, to raise capital for the Group’s business including for exploration and/or development of the Group’s natural gas reserves;

•	increased capital markets scrutiny of oil and gas companies may lead to increased costs of capital or lack of credit availability; and

•
a decline in the Group’s creditworthiness may require it to post letters of credit, cash collateral, or surety bonds to secure certain obligations, all of which would have an adverse effect on the Group’s liquidity.

The Group’s operations are subject to a series of risks relating to climate change.

Continued public concern regarding climate change and potential mitigation through regulation could have a material impact on the Group’s business. While the current U.S. administration has lessened existing regulations, other international agreements, regional, state and local legislation, and regulatory measures to limit GHG emissions are currently in place or in various stages of discussion or implementation. Given that some of the Group’s operations are associated with emissions of GHGs, GHG emissions-related laws, policies and regulations may still result in substantial capital, compliance, operating and maintenance costs, with the level of expenditure varying depending on the laws enacted by particular countries, states, provinces and municipalities.

Internationally, the United Nations-sponsored “Paris Agreement” requires member nations to individually determine and submit non-binding emissions reduction targets every five years after 2020. In November 2021, the international community gathered in Glasgow at the 26th Conference of the Parties to the UN Framework Convention on Climate Change, during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide GHGs. In January 2025, President Trump signed an executive order directing the United States to withdraw from the Paris Agreement. Despite any directed and future withdrawals and rolling back of GHG commitments by the U.S. government, emission reduction targets and other provisions of legislative or regulatory initiatives and policies enacted in the future by the United States may still be possible or, in the absence of federal action, some states in which the Group operates may become more active and focused on taking legislative or regulatory actions aimed at climate change and minimizing GHG emissions. This could adversely impact the Group’s business by imposing increased costs in the form of higher taxes or increases in the prices of emission allowances, limiting the Group’s ability to develop new gas and oil reserves, transport hydrocarbons through pipelines or other methods to market, decreasing the value of the Group’s assets, or reducing the demand for hydrocarbons and refined petroleum products. Further, the consequences of the effects of global climate change and the continued political and societal attention afforded to mitigating the effects of climate change may generate adverse investor and stakeholder sentiment towards the hydrocarbon industry and negatively impact the ability to invest in the sector. Similarly, longer term reduction in the demand for hydrocarbon products due to the pace of commercial deployment of alternative energy technologies or due to shifts in consumer preference for lower GHG emissions products could reduce the demand for the hydrocarbons that the Group produces.

Further, in response to concerns related to climate change, companies in the fossil fuel sector may be exposed to increasing financial risks. Financial institutions, including investment advisors and certain sovereign wealth, pension and endowment funds, may elect in the future to shift some or all of their investment into non-fossil fuel related sectors. Some institutional lenders who provide financing to fossil-fuel energy companies may elect in the future to limit or not provide funding for fossil fuel energy companies. A material reduction in the capital available to the fossil fuel industry could make it more difficult to secure funding for exploration, development, production, and transportation activities, which could in turn materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group may also be subject to activism from environmental non-governmental organisations (“NGOs”) campaigning against fossil fuel extraction or negative publicity from media alleging inadequate remedial actions to retire non-producing wells effectively, which could affect the Group’s reputation, disrupt its programs, require the Group to incur significant, unplanned expense to respond or react to intentionally disruptive campaigns or media reports, create blockades to interfere with operations or otherwise adversely impact the Group’s business, results of operations, financial condition, cash flows or prospects. Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

Finally, the Group’s operations are subject to disruption from the physical effects that may be caused or aggravated by climate change. These include risks from extreme weather events, such as hurricanes, severe storms, floods, heat waves, and ambient temperature increases, as well as wildfires, each of which may become more frequent or more severe as a result of climate change.

The Group relies on third-party infrastructure that it does not control and/or, in each case, is subject to tariff charges that it does not control.

A significant portion of the Group’s production passes through third-party owned and controlled infrastructure. If these third-party pipelines or liquids processing facilities experience any event that causes an interruption in operations or a shut-down such as mechanical problems, an explosion, adverse weather conditions, a terrorist attack or labor dispute, the Group’s ability to produce or transport natural gas could be severely affected. For example, the Group has an agreement with a third party where approximately 39% of the NGLs sold by the Group during the year ending 31 December 2024 were processed at the third party’s facility in Kentucky. Any material decrease in the Group’s ability to process or transport its natural gas through third-party infrastructure could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group’s use of third-party infrastructure may be subject to tariff charges. Although the Group seeks to manage its flow via its midstream infrastructure, the Group may not always be able to avoid higher tariffs or basis blowouts due to the lack of interconnections. In such instances, the tariff charges can be substantial and the cost is not subject to the Group’s direct control, although the Group may have certain contractual or governmental protections and rights. Generally, the operator of the gathering or transmission pipelines sets these tariffs and expenses on a cost sharing basis according to the Group’s proportionate hydrocarbon through-put of that facility. A provisional tariff rate is applied during the relevant year and then finalised the following year based on the actual final costs and final through-put volumes. Such tariffs are dependent on continued production from assets owned by third parties and, may be priced at such a level as to lead to production from the Group’s assets ceasing to be economic and thus may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

Furthermore, the Group’s use of third-party infrastructure exposes it to the possibility that such infrastructure will cease to be operational or be decommissioned and therefore require the Group to source alternative export routes and/or prevent economic production from the Group’s assets. This could also have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

Failure by the Group, its contractors or its primary offtakers to obtain access to necessary equipment and transportation systems could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group relies on its natural gas and oil field suppliers and contractors to provide materials and services that facilitate the Group’s production activities, including plugging and abandonment contractors. Any competitive pressures on the oil field suppliers and contractors could result in a material increase of costs for the materials and services required to conduct the Group’s business and operations. For example, the Group is dependent on the availability of plugging vendors to help it satisfy abandonment schedules that the Group has agreed to with the states of Ohio, West Virginia, Kentucky and Pennsylvania. In the future, the Group may become subject to additional plugging obligation schedules with various States and regulators under contracts or current or future laws and regulations. Such personnel and services can be scarce and may not be readily available at the times and places required. Future cost increases could have a material adverse effect on the Group’s asset retirement liability, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Group’s properties, the Group’s planned level of spending for development and the level of the Group’s reserves. Prices for the materials and services the Group depends on to conduct its business may not be sustained at levels that enable the Group to operate profitably.

The Group and its offtakers rely, and any future offtakers will rely, upon the availability of pipeline and storage capacity systems, including such infrastructure systems that are owned and operated by third parties. As a result, the Group may be unable to access or source alternatives for the infrastructure and systems which it currently uses or plans to use, or otherwise be subject to interruptions or delays in the availability of infrastructure and systems necessary for the delivery of its natural gas, NGLs and oil to commercial markets. In addition, such infrastructure may be close to its design life and decisions may be taken to decommission such infrastructure or perform life extension work to maintain continued operations. Any of these events could result in disruptions to the Group’s projects and thereby impact the Group’s ability to deliver natural gas, NGLs and oil to commercial markets and/or may increase the Group’s costs associated with the production of natural gas, NGLs and oil reliant upon such infrastructure and systems. Further, the Group’s offtakers could become subject to increased tariffs imposed by government regulators or the third-party operators or owners of the transportation systems available for the transport of the Group’s natural gas, NGLs and oil, which could result in decreased offtaker demand and downward pricing pressure.

If the Group is unable to access infrastructure systems facilitating the delivery of its natural gas, NGLs and oil to commercial markets due to the Group’s contractors or primary offtakers being unable to access the necessary equipment or transportation systems, the Group’s operations will be adversely affected. If the Group is unable to source the most efficient and expedient infrastructure systems for its assets then delivery of its natural gas, NGLs and oil to the commercial markets may be negatively impacted, as may its costs associated with the production of natural gas, NGLs and oil reliant upon such infrastructure and systems.

A proportion of the Group’s equipment has substantial prior use and significant expenditure may be required to maintain operability and operations integrity.

A part of the Group’s business strategy is to optimise or refurbish producing assets where possible to maximise the efficiency of the Group’s operations while avoiding significant expenses associated with purchasing new equipment. The Group’s producing assets and midstream infrastructure require ongoing maintenance to ensure continued operational integrity. For example, some older wells may struggle to produce suitable line pressure and will require the addition of compression to push natural gas. Despite the Group’s planned operating and capital expenditures, there can be no guarantee that the Group’s assets or the assets it uses will continue to operate without fault and not suffer material damage in this period through, for example, wear and tear, severe weather conditions, natural disasters or industrial accidents. If the Group’s assets, or the assets it uses, do not operate at or above expected efficiencies, the Group’s may be required to make substantial expenditures beyond the amounts budgeted. Any material damage to these assets or significant capital expenditure on these assets for improvement or maintenance may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. In addition, as with planned operating and capital expenditure, there is no guarantee that the amounts expended will ensure continued operation without fault or address the effects of wear and tear, severe weather conditions, natural disasters or industrial accidents. The Group cannot guarantee that such optimisation or refurbishment will be commercially feasible to undertake in the future and the Group cannot provide assurance that it will not face unexpected costs during the optimisation or refurbishment process.

The Group depends on its directors, key members of management, independent experts, technical and operational service providers and on the Group’s ability to retain and hire such persons to effectively manage its growing business.

The Group’s future operating results depend in significant part upon the continued contribution of its directors, key senior management and technical, financial and operations personnel. Management of the Group’s growth will require, among other things, stringent control of financial systems and operations, the continued development of the Group’s control environment, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training of such personnel and the presence of adequate supervision.

In addition, the personal connections and relationships of the Group’s directors and key management are important to the conduct of its business. If the Group were to unexpectedly lose a member of its key management or fail to maintain one of the strategic relationships of its key management team, the Group’s business, results of operations, financial condition, cash flows or prospects could be materially and adversely affected. In particular, the Group is highly dependent on its Chief Executive Officer, Robert Russell “Rusty” Hutson, Jr. Acquisitions are a key part of the Group’s strategy, and Mr. Hutson has been instrumental in sourcing them and securing their financing. Furthermore, as the Group’s founder, Mr. Hutson is strongly associated with its success, and if he were to cease being the Chief Executive Officer, perception of the Group’s future prospects may be diminished. The Group is not insured against certain losses resulting from the death of Mr. Hutson or any of its other employees.

Attracting and retaining additional skilled personnel will be fundamental to the continued growth and operation of the Group’s business. The Group requires skilled personnel in the areas of development, operations, engineering, business development, natural gas, NGLs and oil marketing, finance and accounting relating to its projects. Personnel costs, including salaries, are increasing as industry wide demand for suitably qualified personnel increases. The Group may not successfully attract new personnel and retain existing personnel required to continue to expand its business and to successfully execute and implement its business strategy.

The Group may face unanticipated water and other waste disposal costs.

The Group may be subject to regulation that restricts its ability to manage or discharge water produced as part of its natural gas, oil and NGL production operations. Productive zones frequently contain water that must be removed for the natural gas, oil and NGL to produce, and the Group’s ability to remove and dispose of sufficient quantities of water from the various zones will determine whether it can produce natural gas, oil and NGL in commercial quantities. The produced water must be transported from the leasehold and/or injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from the Group’s wells may affect its ability to produce its wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce the Group’s profitability. The Group has entered into various water management services agreements which provide for the disposal of its produced water by established counterparties. If these counterparties fail to perform, the Group may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase for a number of reasons, including if new laws and regulations require water to be disposed in a different manner.

In 2016, the EPA adopted effluent limitations for the treatment and discharge of wastewater resulting from onshore unconventional natural gas, oil and NGL extraction facilities to publicly owned treatment works. In addition, the injection of fluids gathered from natural gas, oil and NGL producing operations in underground disposal wells has been identified by some groups and regulators as a potential cause of increased seismic events in certain areas of the country, including the states of West Virginia, Ohio and Kentucky in the Appalachian Basin as well as Oklahoma, Texas and Louisiana in the Group’s Central Region. Certain states, including those located in the Appalachian Basin have adopted, or are considering adopting, laws and regulations that may restrict or prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing those requirements may issue orders directing certain wells in areas where seismic events have occurred to restrict or suspend disposal well permits or operations or impose certain conditions related to disposal well construction, monitoring, or operations. Any of these developments could increase the Group’s cost to dispose of its produced water.

The Group may incur significant costs and liabilities resulting from performance of pipeline integrity programs and related repairs.

Pursuant to the authority under the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”) and Hazardous Liquid Pipeline Safety Act of 1979 (“HLPSA”), as amended by the Pipeline Safety Improvement Act of 2002 (“PSIA”), the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 (“PIPESA”) and the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”), the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) has promulgated regulations requiring pipeline operators to develop and implement integrity management programs for certain gas and hazardous liquid pipelines that, in the event of a pipeline leak or rupture could affect high consequence areas (“HCAs”), which are areas where a release could have the most significant adverse consequences, including high-population areas, certain drinking water sources and unusually sensitive ecological areas. These regulations require operators of covered pipelines to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterise applicable threats to pipeline segments that could impact HCAs;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states in the US have adopted regulations similar to existing PHMSA regulations for certain intrastate gas and hazardous liquid pipelines. At this time, the Group cannot predict the ultimate cost of compliance with applicable pipeline integrity management regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of pipeline integrity testing, but the results of these tests could cause the Group to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the safe and reliable operation of the Group’s pipelines.

The 2011 Pipeline Safety Act amends the NGPSA and HLPSA pipeline safety laws, requiring increased safety measures for gas and hazardous liquids pipelines. Among other things, the 2011 Pipeline Safety Act directs the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, testing to confirm the material strength of certain pipelines, and operator verification of records confirming the maximum allowable pressure of certain intrastate gas transmission pipelines. Additionally, pursuant to one of the requirements of the 2011 Pipeline Safety Act, in May 2016, PHMSA proposed rules to impose more stringent requirements for certain gas lines, extend certain of PHMSA’s current regulatory safety programs for gas pipelines beyond HCAs to cover gas pipelines found in newly defined “moderate consequence areas” that contain as few as five dwellings within the potential impact area and require gas pipelines installed before 1970 that were exempted from certain pressure testing obligations to be tested to determine their maximum allowable operating pressures (“MAOP”). Other requirements proposed by PHMSA, which were split into several final rules that became effective in two waves (July 2020 and May 2022), include: reporting to PHMSA in the event of certain MAOP exceedances; strengthening PHMSA integrity management requirements; considering seismicity in evaluating threats to a pipeline; conducting hydrostatic testing for certain pipeline segments, especially those with grandfathered MAOP; manufactured using longitudinal seam welds; and using more detailed guidance from PHMSA in the selection of assessment methods to inspect pipelines; and requirements for fathering lines, especially for larger, higher-pressure lines. In January 2017, PHMSA finalised new regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, repairs and leak detection), regardless of the pipeline’s proximity to an HCA. The final rule also requires all pipelines in or affecting an HCA to be capable of accommodating in-line inspection tools within the next 20 years. In addition, the final rule extends annual and accident reporting requirements to gravity lines and all gathering lines and also imposes inspection requirements on pipelines in areas affected by extreme weather events and natural disasters, such as hurricanes, landslides, floods, earthquakes, or other similar events that are likely to damage infrastructure. PHMSA regularly revises its pipeline safety regulations. For example, in June 2016, President Obama signed the Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016 (the “2016 PIPES Act”) into law. The 2016 PIPES Act reauthorised PHMSA through 2019, and facilitates greater pipeline safety by providing PHMSA with emergency order authority, including authority to issue prohibitions and safety measures on owners and operators of gas or hazardous liquid pipeline facilities to address imminent hazards, without prior notice or an opportunity for a hearing, as well as enhanced release reporting requirements, requiring a review of both natural gas and hazardous liquid integrity management programs, and mandating the creation of a working group to consider the development of an information-sharing system related to integrity risk analyses. The 2016 PIPES Act also required that PHMSA publish periodic updates on the status of those mandates outstanding from the 2011 Pipeline Safety Act. PHMSA published a three-part “Mega Rule”, between 2019 and 2022, including rules focused on: the safety of gas transmission pipelines, the safety of hazardous liquid pipelines and enhanced emergency order procedures. PHMSA finalised the first part of the rule, which primarily addressed maximum operating pressure and integrity management near HCAs for onshore gas transmission pipelines, in October 2019. PHMSA finalised the second part of the rule, which extended federal safety requirements to onshore gas gathering pipelines with large diameters and high operating pressures, in November 2021. PHMSA published the final of the three components of the Mega Rule in August 2022, which took effect in May 2023. The final rule applies to onshore gas transmission pipelines, and clarifies integrity management regulations, expands corrosion control requirements, mandates inspection after extreme weather events, and updates existing repair criteria for both HCA and non-HCA pipelines. No new additions to the 2016 PIPES Act have followed since 2023, providing no reauthorization for PHMSA. However, PHMSA continues to operate and enforce existing regulations, with its ability to receive new federal funding is more limited. Finally, PHMSA published a Notice of Proposed Rulemaking regarding more stringent gas pipeline leak detection and repair requirements to reduce natural gas emissions on 18 May 2023. After public comment, PHMSA’s Leak Detection and Repair (“LDAR”) rule was finalized in early 2025.

The LDAR rule aims to enhance pipeline safety by reducing fugitive emissions and vented emissions from gas transmission, distribution, and gathering pipeline facilities, underground natural gas storage facilities, and liquefied natural gas facilities. It increases the frequency of requisite leak surveys and patrolling of certain pipelines, places requirements on the type of leak detection equipment that must be used to meet performance standards, and requires timely repair of all but the smallest leaks (which must be classified and prioritized for repair based on the appropriate classification). The LDAR rule also place restrictions on blowdowns, has design and configuration requirements for new and modified pressure relief/limiting devices, requires written procedures to eliminate/minimizes leaks and releases, and alters certain leak reporting requirements. The rule may result in increased operating and compliance costs related to inspection, monitoring, reporting, and repairing infrastructure, but the magnitude of such costs is presently uncertain. Moreover, federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject the Group to increased capital costs, operational delays and costs of operation.

Moreover, for 2025, the maximum civil penalties PHMSA can impose are $259,234 per pipeline safety violation per day, with a maximum of $2,592,340 for a related series of violations. These amounts will adjust for inflation in 2026, with an announcement from PHMSA as to the specific amounts expected in early 2026. The safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act as well as any implementation of PHMSA regulations thereunder or any issuance or reinterpretation of guidance by PHMSA or any state agencies with respect thereto could require the Group to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in the Group incurring increased operating costs that could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. States are also pursuing regulatory programs intended to safely build pipeline infrastructure. The adoption of new or amended federal or state rules or regulations that result in more stringent or costly pipeline integrity management or safety standards could have a significant adverse effect on the Group and similarly situated midstream operators.

The Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and more recently, the Israel-Gaza war. The Group’s business may be adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, a full-scale military invasion of Ukraine by Russian troops transpired. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led, and could continue to lead, to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, expansive bans on imports and exports of products to and from Russia and bans on the exportation of U.S. denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Group to obtain additional funds.

Additionally, on 7 October 2023, Hamas, a U.S. designated terrorist organisation, launched a series of coordinated attacks from the Gaza Strip onto Israel. On 8 October 2023, Israel formally declared war on Gaza, and the armed conflict is ongoing as of the date of this document. Hostilities between Israel and Gaza could escalate and involve surrounding countries in the Middle East. The Group is actively monitoring the situation in Ukraine and Israel and assessing its impact on the Group’s business. To date the Group has not experienced any material interruptions in its infrastructure, supplies, technology systems or networks needed to support its operations given its operating areas are exclusively located within the Central Region and the Appalachian Basins of the U.S. The Group has no way to predict the progress or outcome of the conflict in Ukraine or Israel or their impacts in Ukraine, Russia, Belarus, Israel or the Gaza Strip as the conflicts, and any resulting government reactions, are rapidly developing and beyond the Group’s control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and the Group’s business for an unknown period of time. Any of the aforementioned factors could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects. Any such disruptions may also magnify the impact of other risks described in this document.

RISKS RELATING TO THE GROUP’S FINANCING, ACQUISITIONS, INVESTMENT AND INDEBTEDNESS

Inflation may adversely affect the Group by increasing costs beyond what it can recover through price increases and limit the Group’s ability to enter into future debt financing.

Inflation can adversely affect the Group by increasing costs of materials, equipment, labor and other services. In addition, inflation is often accompanied by higher interest rates. Continued inflationary pressures could impact the Group’s profitability. Though the Directors believe that the rates of inflation in recent years, have not had a significant impact on the Group’s operations, a continued increase in inflation, including inflationary pressure on labor, could result in increases to the Group’s operating costs, and the Group may be unable to pass these costs on to its customers. These inflationary pressures could also adversely impact the Group’s ability to procure materials and equipment in a cost-effective manner, which could result in reduced margins and production delays and, as a result, the Group’s business, financial condition, results of operations and cash flows could be materially and adversely affected. The Group continues to undertake actions and implement plans to address these inflationary pressures and protect the requisite access to materials and equipment. With respect to the Group’s costs of capital, the ABS Notes are fixed-rate instruments (subject to adjustment pursuant to the sustainability-linked features) and as of 30 June 2025, the Group had approximately $473 million outstanding on its Credit Facility and approximately $300 million outstanding on the Nordic Bonds. Nevertheless, inflation may also affect the Group’s ability to enter into future debt financing, including refinancing of the Credit Facility or the Nordic Bonds or issuing additional SPV-level asset backed securities, as high inflation may result in a relative increase in the cost of debt capital.

The Group is taking efforts to mitigate inflationary pressures, by working closely with other suppliers and service providers to ensure procurement of materials and equipment in a cost-effective manner. However, these mitigation efforts may not succeed or may be insufficient.

Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which natural gas, NGLs and oil can be sold, which could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

There are risks inherent in the Group’s acquisitions of natural gas and oil assets.

Acquisitions are an essential part of the Group’s strategy for protecting and growing cash flow, particularly in relation to the risk that some of the Group’s wells may have a higher than anticipated production decline rate. Over the past several years, the Group has undertaken a number of acquisitions of natural gas and oil assets (and of companies holding such assets), including, but not limited to the acquisition of certain assets of Oaktree Capital Management, L.P., the acquisition of certain assets of Crescent Pass, the acquisition of certain assets of Carbon Energy Corporation, the acquisition of certain assets and infrastructure of EQT Corporation, the acquisition of certain assets from Triad Hunter, LLC, the acquisition of 51.25% working interest in certain assets and infrastructure from Indigo Minerals LLC, the acquisition of certain assets and infrastructure from Blackbeard Operating LLC, the acquisition of 51.25% working interest in certain assets, infrastructure, equipment and facilities in conjunction with Oaktree from Tanos Energy Holdings III, LLC, the acquisition of 51.25% working interest in certain assets, infrastructure, equipment and facilities in conjunction with Oaktree from Tapstone Energy Holdings LLC and the acquisition of 52.5% working interest in certain upstream assets and related facilities within the Central Region from a private seller, in conjunction with Oaktree, the acquisition of certain upstream assets and related infrastructure within the Central Region from Tanos Energy Holdings II LLC, the acquisition of certain upstream assets and related gathering infrastructure in the Central Region from ConocoPhillips, the acquisition of certain operated upstream assets from Maverick, the acquisition of certain operated natural gas properties and related infrastructure from Summit Natural Resources, and most recently, the Group’s pending acquisition of Canvas Energy Inc. The Group’s ability to complete future acquisitions will depend on it being able to identify suitable acquisition candidates and negotiate favorable terms for their acquisition, in each case, before any attractive candidates are purchased by other parties such as private equity firms, some of whom have substantially greater financial and other resources than the Group. The Group may face competition for attractive acquisition targets that may also increase the price of the target business. As a result, there is no assurance that the Group will always be able to source and execute acquisitions in the future at attractive valuations.

Furthermore, to further the Group’s growth, the Group has made further acquisitions outside the Appalachian Basin and its Central Region, regions in which the Group has developed its operational experience into the Bossier Shale, the Haynesville Shale, the Barnett Shale Play, the Permian Basin and the Cotton Valley and Mid-Continent producing areas. Accordingly, an acquisition in a new area in which the Group lacks experience may present unanticipated risks and challenges that were not accounted for or previously experienced. Ordinarily, the Group’s due diligence efforts are focused on higher valued and material properties or assets. Even an in-depth review of all properties and records may not reveal all existing or potential problems, nor will such review always permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Generally, physical inspections are not performed on every well or facility, and structural or environmental problems are not necessarily observable even when an inspection is undertaken.

There can be no assurance that the Group’s prior acquisitions or any other potential acquisition will perform operationally as anticipated or be profitable. The Group could fail to appropriately value any acquired business and the value of any business, company or property that it acquires or invests in may actually be less than the amount paid for it or its estimated production capacity. The Group may be required to assume pre-closing liabilities with respect to an acquisition, including known and unknown title, contractual, and environmental and decommissioning liabilities, and may acquire interests in properties on an “as is” basis without recourse to the seller of such interest or the seller may have limited resources to provide post-sale indemnities.

In addition, successful acquisitions of gas and oil assets require an assessment of a number of factors, including estimates of recoverable reserves, the time of recovering reserves, exploration potential, future natural gas, NGLs and oil prices and operating costs. Such assessments are inexact, and the Group cannot guarantee that it makes these assessments with a high degree of accuracy. In connection with assessments, the Group performs a review of the acquired assets. However, such a review will not reveal all existing or potential problems. Furthermore, review may not permit the Group to become sufficiently familiar with the assets to fully assess their deficiencies and capabilities.

Integrating operations, technology, systems, management, back office personnel and pre- or post- completion costs for future acquisitions may prove more difficult or expensive than anticipated, thereby rendering the value of any company or assets acquired less than the amount paid. The Group may also take on unexpected liabilities which are uncapped, have to undertake unanticipated capital expenditures in connection with a new acquisition or provide uncapped liabilities in connection with the purchase and sale of assets, which are customary in such agreements. The integration of acquired businesses or assets requires significant time and effort on the part of the Group’s management. Following such integration efforts, prior acquisitions may still not achieve the level of financial or operational performance that was anticipated when they were acquired. In addition, the integration of new acquisitions can be difficult and disrupt the Group’s own business because the Group’s operational and business culture may differ from the cultures of the acquired businesses, unpopular cost-cutting measures may be required, internal controls may be more difficult to maintain and control over cash flows and expenditures may be difficult to establish. If the Group encounters any of the foregoing issues in relation to one of its acquisitions, this could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt its business and hinder its ability to grow.

In the future the Group may make acquisitions of businesses that complement or expand its current business. However, the Group may not be able to identify attractive acquisition opportunities. Even if the Group does identify attractive acquisition opportunities, it may not be able to complete the acquisition or do so on commercially acceptable terms.

The success of any completed acquisition will depend on the Group’s ability to integrate effectively the acquired business into its existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of the Group’s managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that the Group will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. The Group’s failure to achieve consolidation savings, to integrate the acquired businesses and assets into the Group’s existing operations successfully or to minimise any unforeseen operational difficulties could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group’s Credit Facility and the Nordic Bonds also limits its ability to incur certain indebtedness, which could indirectly limit the Group’s ability to engage in acquisitions of businesses.

The Group may not have good title to all its assets and licenses.

Although the Directors believe that the Group takes due care and conducts due diligence on new acquisitions in a manner that is consistent with industry practice, there can be no assurance that the Group has good title to all its assets and the rights to develop and produce natural gas and oil from its assets. Such reviews are inherently incomplete and it is generally not feasible to review in depth every individual well or field involved in each acquisition. There can be no assurance that any due diligence carried out by the Group or by third parties on its behalf in connection with any assets that it acquires will reveal all of the risks associated with those assets, and the assets may be subject to preferential purchase rights, consents and title defects that were not apparent at the time of acquisition. The Group may acquire interests in properties on an “as is” basis without recourse to the seller of such interest or the seller may have limited resources to provide post-sale indemnities. In addition, changes in law or change in the interpretation of law or political events may arise to defeat or impair the Group’s claim to certain properties which it currently owns or may acquire which could result in a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The issuance of additional Shares in connection with acquisitions by the Group or other growth opportunities, any share incentive or share option plan or otherwise may dilute all other shareholdings.

The Group may seek to raise financing to fund acquisitions and other growth opportunities. It may, for these and other purposes, issue additional equity or convertible equity securities. As a result, existing Shareholders may suffer dilution in their percentage ownership or the market price of the Shares may be adversely affected.

Following the Scheme becoming effective and immediately prior to the Exchange Shares Admission, the Company is expected to have outstanding options under its equity incentive plans to employees and the executive director over a total of 139,794 Shares, and restricted stock unit agreements and performance stock unit agreements with certain employees, of which 1,938,702 restricted stock units and 1,310,031 performance stock units will be outstanding. The Company may, in the future, issue further options and/or warrants to subscribe for new Shares to certain advisers, employees, directors, senior management and/or consultants of the Company. The exercise of any such options would result in a dilution of the shareholdings of other investors.

Additionally, although the Company currently has no other plans for an offering of Shares, it is possible that it may decide to offer additional Shares in the future. Any future issues of Shares by the Company may have a dilutive effect on the holdings of Shareholders and could have a material adverse effect on the market price of Shares as a whole.

Restrictions in the Group’s existing and future debt agreements could limit its growth and its ability to engage in certain activities.

The Group’s Credit Facility and Nordic Bonds contain a number of significant covenants that may limit its ability to, among other things:

•	incur additional indebtedness;

•	incur liens;

•	sell assets;

•	make certain debt payments;

•	enter into agreements that restrict or prohibit the payment of dividends;

•	limits the subsidiaries’ ability to make certain payments with respect to their equity, based on the pro forma effect thereof on certain financial ratios;

•	maintain specific leverage ratio, asset coverage ratio, book equity and liquidity; and

•	conduct hedging activities.

In addition, the Credit Facility and the Nordic Bonds require the Group to maintain compliance with certain financial covenants. The Group may also be prevented from taking advantage of business opportunities that arise because of the limitations from the restrictive covenants under the Credit Facility and the Nordic Bonds. While the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of this document (taking into account the Credit Facility), these restrictions may limit the Group’s ability to obtain future financings to withstand a future downturn in the Group’s business or the economy in general, or to otherwise conduct necessary corporate activities.

A breach of any covenant in the Credit Facility and/or the Nordic Bonds will result in a default under the respective agreements and may result in an event of default under the Credit Facility and/or Nordic Bonds if such default is not cured during any applicable grace period. An event of default, if not waived, could result in acceleration of the indebtedness outstanding under the Credit Facility and/or the Nordic Bonds (as applicable) and in an event of default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements to which the Group is a party. Any such accelerated indebtedness would become immediately due and payable. If that occurs, the Group may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to the Group.

Any significant reduction in the borrowing base under the Credit Facility as a result of periodic borrowing base redeterminations or otherwise may negatively impact the Group’s ability to fund its operations.

The Credit Facility limits the amounts the Group can borrow up to a borrowing base amount, which the lenders, in their sole discretion, unilaterally determine based upon the Group’s reserve reports for the applicable period and other data and reports. Such determinations will be made on a regular basis semi-annually (each a “Scheduled Redetermination”) and at the option of the lenders with more than 66.6% of the loans and commitments under the Credit Facility, no more than one time in between each Scheduled Redetermination. As of the Latest Practicable Date, the Group’s borrowing base is $825 million.

While the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of this document (taking into account the Credit Facility), in the future, the Group may not be able to access adequate funding under its Credit Facility as a result of a decrease in the borrowing base due to the issuance of new indebtedness, the outcome of a borrowing base redetermination, or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover a defaulting lender’s portion. Declines in commodity prices from their current levels could result in a determination to lower the borrowing base and, in such a case, the Group could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, the Group may be unable to make acquisitions or otherwise carry out business plans, which could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The securitisations of the Group’s limited purpose, bankruptcy-remote, wholly owned subsidiaries may expose the Group to financing and other risks, and there can be no assurance that the Group will be able to access the securitisation market in the future, which may require it to seek more costly financing.

Through limited purpose, bankruptcy-remote, wholly owned subsidiaries (“SPVs”), the Group has securitised and expects to securitise in the future, certain of its assets to generate financing. In such transactions, the Group conveys a pool of assets to an SPV, that, in turn, issues certain securities or enters into certain debt agreements. The securities issued by the SPVs are each collateralised by a pool of assets. In exchange for the transfer of finance receivables to the SPV, the Group typically receives the cash proceeds from the sale of the securities or entering into term loans.

Although the Group’s SPVs have successfully completed securitisations through the ABS I, II, III, IV, V, VI, VII, VIII, IX and X Notes, there can be no assurance that the Group, through its SPVs, will be able to complete additional securitisations, particularly if the securitisation markets become constrained. In addition, the value of any securities that the Group’s limited purpose, bankruptcy-remote, wholly owned subsidiaries retain in its securitisations, including securities retained to comply with applicable risk retention rules, might be reduced or, in some cases, eliminated as a result of an adverse change in economic conditions or the financial markets. In addition, the Group’s current ABS IV, VI, VIII, IX and X and the Nordic Bonds are subject to customary accelerated amortisation events, including events tied to the failure to maintain stated debt service coverage ratios.

If it is not possible or economical for the Group to securitise its assets in the future, the Group would need to seek alternative financing to support its operations and to meet its existing debt obligations, which may be less efficient and more expensive than raising capital via securitisations and may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

An increase in interest rates would increase the cost of servicing the Group’s indebtedness and could reduce its profitability, decrease its liquidity and impact its solvency.

The Credit Facility provides for, and the Group’s future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As of 30 June 2025, the Group had $473 million outstanding on its Credit Facility. Increases in interest rates would increase the cost of servicing indebtedness under its Credit Facility or under future debt agreements subject to interest at variable rates, and materially reduce the Group’s profitability, which may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. As of the Latest Practicable Date, the Group had $485.2 million outstanding on its Credit Facility.

The Group’s hedging activities could result in financial losses or could reduce its net income.

To achieve more predictable cash flows, the Group employs a hedging strategy involving opportunistically hedging a majority of its first two years of production as well as hedging a significant percentage of production beyond its first two years of forecasted production. Even so, the remainder of its production that is unhedged is exposed to the continuing and prolonged declines in the prices of natural gas, NGLs and oil. The Group’s results of operations and financial condition would be negatively impacted if the prices of natural gas, NGLs or oil were to remain depressed or decline materially from current levels. To achieve more predictable cash flows and to reduce the Group’s exposure to fluctuations in the prices of natural gas, NGLS and oil, the Group may enter into additional hedging arrangements for a significant portion of its production.

The Group’s derivative contracts may result in substantial gains or losses. For example, the Group reported an operating loss of $43 million for the year ended 31 December 2024 and an operating profit of $133 million for the six-month period ended 30 June 2025, compared with an operating profit of $1,161 million for the year ended 31 December 2023. While the Group’s earnings are impacted by a variety of factors, a key driver of the year over year change from an operating profit in FY2023 to loss in FY2024 was attributable to a $1,118 million decrease in gains on derivatives due to changes in commodity prices on the forward curve, a $24 million decrease in gains on sale of assets, a decrease in gross profit of $94 million, a $3 million increase in finance costs, partially offset by a $378 million swing in income tax expense to a benefit as compared to 2023, as a result of marginal well credits. There can be no assurance that the Group will not realise additional losses due to its hedging activities in the future. In addition, if the Group enters into any derivative contracts and experiences a sustained material interruption in its production, it might be forced to satisfy all or a portion of its hedging obligations without the benefit of the cash flows from its sale of the underlying physical commodity, resulting in a substantial diminution of its liquidity.

The Group’s ability to use hedging transactions to protect it from future natural gas, NGL and oil price volatility will be dependent upon natural gas, NGL and oil prices at the time it enters into future hedging transactions and its future levels of hedging and, as a result, its future net cash flows may be more sensitive to commodity price changes. In addition, if commodity prices remain low, the Group will not be able to replace its hedges or enter into new hedges at favorable prices.

The Group’s price hedging strategy and future hedging transactions will be determined at its discretion, subject to the terms of certain agreements governing its indebtedness. The prices at which the Group hedges its production in the future will be dependent upon commodity prices at the time it enters into these transactions, which may be substantially higher or lower than current prices. Accordingly, the Group’s price hedging strategy may not protect it from significant declines in prices received for its future production. Conversely, the Group’s hedging strategy may limit its ability to realise cash flows from commodity price increases. It is also possible that a substantially larger percentage of the Group’s future production will not be hedged as compared with the next few years, which would result in the Group’s natural gas, NGL and oil revenues becoming more sensitive to commodity price fluctuations.

The failure of the Group’s hedge counterparties to meet their obligations to the Group may adversely affect the Group’s financial results.

An attendant risk exists in hedging activities that the counterparty in any derivative transaction cannot or will not perform under the instrument and that the Group will not realise the benefit of the hedge. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and the Group may not be able to realise the benefit of the derivative contract. Any default by the counterparty to these derivative contracts when they become due would have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows and prospects.

The Group may not be able to enter into commodity derivatives on favourable terms or at all.

To achieve a more predictable cash flow, the Group employs a hedging strategy involving opportunistically hedging a majority of its first two years of production as well as hedging a significant percentage of production beyond its first two years of forecasted production. If the Group is unable to maintain sufficient hedging capacity with its counterparties, the Group could have greater exposure to changes in commodity prices and interest rates, which could have a material adverse impact on the Group’s business, results of operations, financial condition, cash flows or prospects.

RISKS RELATING TO LEGAL, TAX, ENVIRONMENTAL AND REGULATORY MATTERS

The Group is subject to regulation and liability under environmental, health and safety regulations, the violation of which may materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group operates in an industry that has certain inherent hazards and risks, and consequently the Group is subject to stringent and comprehensive laws and regulations, especially with regard to the protection of health, safety and the environment. For example, the Group is subject to laws and regulations related to occupational safety and health, hydraulic fracturing activities, air emissions, soil and water quality, the protection of threatened and endangered plant and animal species, biodiversity and ecosystems, and the safety of its assets and employees. Although the Group believes that it has adequate procedures in place to mitigate operational risks, there can be no assurances that these procedures will be adequate to address every potential health, safety and environmental hazard, and a failure to adequately mitigate risks may result in loss of life, injury, or adverse impacts on the health of employees, contractors and third-parties or the environment. Any failure by the Group or one of its subcontractors, whether inadvertent or otherwise, to comply with applicable legal or regulatory requirements may give rise to civil, administrative and/or criminal liabilities, civil fines and penalties, delays or restrictions in acquiring or disposing of assets and/or delays in securing or maintaining required permits, licenses and approvals. Further, a lack of regulatory compliance may lead to denial, suspension, or termination of permits, licenses, or approvals that are required to operate the Group’s sites or could result in other operational restrictions or obligations. The Group’s health, safety and environmental policies require the Group to observe local, state and national legal and regulatory requirements and to apply generally accepted industry best practices where legislation or regulation does not exist.

The terms and conditions of licenses, permits, regulatory orders, approvals, or permissions may include more stringent operational, environmental and/or health and safety requirements. Obtaining development or production licenses and permits may become more difficult or may be delayed due to federal, regional, state or local governmental constraints, considerations, or requirements on issuing. Furthermore, third-parties such as environmental NGOs may administratively or judicially contest or protest licenses and permits already granted by relevant authorities or applications for the same and operations may be subject to other administrative or judicial challenges. In addition, while the Group’s operations are largely not conducted on U.S. federal lands, it may in the future consider acquisitions of natural gas and oil assets located in areas in which the development of such assets would require permits and authorisations to be obtained from or issued by federal and/or state agencies. To conduct these operations, the Group may be required to file applications for permits, seek agency authorisations and comply with various other statutory and regulatory requirements.

In addition, under certain environmental laws and regulations, the Group could be subject to joint and several strict liability for the removal or remediation of previously released materials, pollution, or property contamination regardless of whether the Group was responsible for the release or contamination or whether the operations were in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties on or adjacent to well sites and facilities where petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the risk of accidental spills or releases of pollutants or contaminants could expose the Group to significant liabilities that could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group incurs, and expects to continue to incur, capital and operating costs in an effort to comply with increasingly complex operational health and safety and environmental laws and regulations. New laws and regulations, the imposition of more stringent requirements in permits and licenses, increasingly strict enforcement of, or new interpretations of, existing laws, regulations and permits and licenses, or the discovery of previously unknown contamination or hazards may require further costly expenditures to, for example:

•	modify operations, including an increase in plugging and abandonment operations;

•	install or upgrade pollution or emissions control equipment;

•	perform site clean ups, including the remediation and reclamation of gas and oil sites;

•	curtail or cease certain operations;

•	provide financial securities, bonds, and/or take out insurance; or

•
pay fees or fines or make other payments for pollution, discharges to the environment or other breaches of environmental or health and safety requirements or consent agreements with regulatory agencies.

The Directors cannot predict with any certainty the full impact of any new laws, regulations, or policies on the Group’s operations or on the cost or availability of insurance to cover the risks associated with such operations. The costs of such measures and liabilities related to potential operational, health, safety or environmental risks associated with the Group may increase, which could materially and adversely affect its business, results of operations, financial condition, cash flows or prospects. In addition, it is not possible to predict what future operational health and safety or environmental laws and regulations will be enacted or how current or future operational, health, safety or environmental laws and regulations will be applied or enforced. The Group may have to incur significant expenditure for the installation and operation of additional systems and equipment for monitoring and carry out remedial measures in the event that operational health and safety and environmental laws and regulations become more stringent or costly reform is implemented by regulators. Any such expenditure may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. No assurance can be given that compliance with occupational health and safety and environmental laws or regulations in the regions where the Group operates will not result in a curtailment of production or a material increase in the cost of production or development activities.

Increasing attention to sustainability matters may impact the Group’s business and financial results.

Increasing attention has been given to corporate activities related to sustainability matters in public discourse and the investment community. A number of advocacy groups, both in the United States and internationally, have campaigned for governmental and private action to promote change at public companies related to sustainability matters, including through the investment and voting practices of investment advisers, public pension funds, activist investors, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change, advocating for changes to companies’ board of directors and promoting the use of alternative forms of energy. These activities may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against the Group. In addition, a failure to comply with evolving investor or customer expectations and standards or if the Group is perceived to not have responded appropriately to the growing concern for sustainability issues, regardless of whether there is a legal requirement to do so, could cause reputational harm to the Group’s business, increase its risk of litigation, and could have a material adverse effect on its results of operation.

In addition, organisations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to sustainability matters. These ratings are used by some investors to inform their investment and voting decisions. Unfavorable sustainability ratings may lead to increased negative investor sentiment toward the Group and its industry and to the diversion of investment to other companies or industries, which could have a negative impact on the price of Shares and the Group’s access to and costs of capital. Also, institutional lenders may decide not to provide funding for oil and natural gas companies based on climate change related concerns, which could affect the Group’s access to capital for potential growth projects.

The Group’s operations are dependent on its compliance with obligations under permits, licenses, contracts and field development plans.

The Group’s operations must be carried out in accordance with the terms of permits, licenses, operating agreements, annual work programs and budgets. Fines, penalties, or enforcement actions may be imposed and a permit or license may be suspended or terminated if a permit or license holder, or party to a related agreement, fails to comply with its obligations under such permit, license or agreement, or fails to make timely payments of levies and taxes for the licensed activity, or fails to provide the required geological information or meet other reporting requirements. It may from time to time be difficult to ascertain whether the Group has complied with obligations under permits or licenses as the extent of such obligations may be unclear or ambiguous and regulatory authorities in jurisdictions in which the Group does business, or in which it may do business in the future, may not be forthcoming with confirmatory statements that work obligations have been fulfilled, which can lead to further operational uncertainty.

In addition, the Group and its commercial partners, as applicable, have obligations to operate assets in accordance with specific requirements under certain licenses and related agreements, field development agreements, laws and regulations. If the Group or its partners were to fail to satisfy such obligations with respect to a specific field, the license or related agreements for that field may be suspended, revoked or terminated. Although the Group has in the past acquired and may in the future acquire shale assets, a significant source of its natural gas and crude oil remains conventional wells. In some instances, these conventional wells are located on the same property as unconventional wells that produce shale oil. In these cases, the rights to access the shale layers of the property will typically be conditioned on the ongoing productivity of conventional wells on the property. Furthermore, the shale rights may be owned by a third party, and in such instances, the Group will enter into a joint use agreement with the third party. This joint use agreement may stipulate that in consideration for permission to operate the conventional wells, the Group is to use reasonable efforts to maintain production so that the third party retains the shale licenses. If the Group fails to maintain production in the conventional wells, under the joint use agreement, the Group may be liable to the third party for replacing the lost land rights. The relevant authorities are typically authorised to, and do from time to time, inspect to verify compliance by the Group or its commercial partners, as applicable, with relevant laws and the licenses or the agreements pursuant to which the Group conducts its business. There can be no assurance that the views of the relevant government agencies regarding the development of the fields that the Group’s operates or the compliance with the terms of the licenses pursuant to which the Group conducts such operations will coincide with its views, which might lead to disagreements that may not be resolved.

The suspension, revocation, withdrawal or termination of any of the permits, licenses or related agreements pursuant to which the Group may conduct business, as well as any delays in the continuous development of or production at its fields caused by the issues detailed above could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects. In addition, failure to comply with the obligations under the permits, licenses or agreements pursuant to which the Group conducts business, whether inadvertent or otherwise, may lead to fines, penalties, restrictions, enforcement actions brought by governmental authorities, withdrawal of licenses and termination of related agreements.

The Group does not insure against certain risks and its insurance coverage may not be adequate for covering losses arising from potential operational hazards and unforeseen interruptions.

The Group insures its operations in accordance with industry practice and plans to continue to insure the risks it considers appropriate for its needs and circumstances. However, the Group may elect not to have insurance for certain risks, due to the high premium costs associated with insuring those risks or for various other reasons, including an assessment in some cases that the risks are remote.

The Group’s insurance may not be adequate to cover all losses or liabilities it may suffer. No assurance can be given that the Group will be able to obtain insurance coverage at reasonable rates (or at all), or that any coverage it or the relevant operator obtains, and any proceeds of insurance, will be adequate and available to cover any claims arising. The Group may become subject to liability for pollution, blow-outs or other hazards against which it has not insured or cannot insure, including those in respect of past activities for which it was not responsible. Any indemnities the Group may receive from sub-contractors, operators or joint venture partners may be difficult to enforce if such sub-contractors, operators or joint venture partners lack adequate resources.

Operational insurance policies are usually placed in one year contracts and the insurance market can withdraw cover for certain risks due to events occurring in other parts of the industry, thus greatly increasing the costs of risk transfer. For example, in September 2018, a gas pipeline operated by another midstream company exploded in Beaver County, Pennsylvania, a state in which the Group has operations. The explosion resulted in the destruction of residential property and motor vehicles as well as the evacuation of nearby households. Catastrophic events such as these may cause the insurance costs for the Group’s midstream operations to rise, despite it not being involved in the catastrophic event. In the event that insurance coverage is not available or the Group’s insurance is insufficient to fully cover any losses, including losses incurred due to lost revenues resulting from third party operations or processing plants, claims and/or liabilities incurred, or indemnities are difficult to enforce, the Group’s business and operations, financial results or financial position may be disrupted and adversely affected.

The payment by the Group’s insurers of any insurance claims may result in increases in the premiums payable by the Group’s for its insurance coverage and could adversely affect the Group’s financial performance. In the future, some or all of the Group’s insurance coverage may become unavailable or prohibitively expensive.

The Group’s internal systems and website may be subject to intentional and unintentional disruption, and its confidential information may be misappropriated, stolen or misused, which could adversely impact the Group’s reputation and future sales.

The Group has faced, and may in the future continue to face, cyber-attacks and data security breaches. Such cyber-attacks and breaches are designed to penetrate the Group’s network security or the security of its internal systems, misappropriate proprietary information and/or cause interruptions to its services, and the Group expects to continue to face similar threats in the future. The Group cannot guarantee that it will be able to successfully prevent all attacks in the future. Such future attacks could include hackers obtaining access to its systems, the introduction of malicious computer code or denial of service attacks. If an actual or perceived breach of the Group’s network security occurs, it could adversely affect the Group’s business or reputation, and may expose the Group to the loss of information, litigation and possible liability. An actual security breach could also impair the Group’s ability to operate its business and provide products and services to its customers. Additionally, malicious attacks, including cyber-attacks, may damage the Group’s assets, prevent production at its producing assets and otherwise significantly affect corporate activities. For example, the Group utilises electronic monitoring of meters and flow rate devices to monitor pressure build-up in its production wells. If there were a cyber-attack that penetrated its monitoring systems such that they provided false readings, this could result in an unknown pressure build-up, creating a dangerous situation which could end up in an explosion. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against the Group or its third-party service providers, the Group may be unable to anticipate or implement adequate measures to protect against these attacks and the Group’s service providers may likewise be unable to do so. Such an outcome would have a material adverse impact on the Group’s business, results of operations, financial condition, cash flows or prospects.

In addition, confidential or financial payment information that the Group maintains may be subject to misappropriation, theft and deliberate or unintentional misuse by current or former employees, third-party contractors or other parties who have had access to such information. Any such misappropriation and/or misuse of the Group’s information could result in the Group, among other things, being in breach of certain data protection requirements and related legislation as well as incurring liability to third parties. The Directors expect that the Group will need to continue closely monitoring the accessibility and use of confidential information in its business, educate its employees and third-party contractors about the risks and consequences of any misuse of confidential information and, to the extent necessary, pursue legal or other remedies to enforce its policies and deter future misuse. If the Group’s confidential information is misappropriated, stolen or misused as a result of a disruption to its website or internal systems this could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

Although the Group maintains insurance to protect against losses resulting from certain of data protection breaches and cyber-attacks, the Group’s coverage for protecting against such risks may not be sufficient.

The Group’s operations are subject to the risk of litigation.

From time to time, the Group may be subject, directly or indirectly, to litigation arising out of its operations and the regulatory environments in its areas of operations. Historically, categories of litigation that the Group has faced included actions by royalty owners over payment disputes, personal injury claims and property related claims, including claims over property damage, trespass or nuisance. Although the Group currently faces no material litigation for which it is not sufficiently indemnified or insured, damages claimed under such litigation in the future may be material or may be indeterminate, and the outcome of such litigation, if determined adversely to the Group, could individually or in the aggregate, be reasonably expected to have a material and adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects. While the Group assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defend against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

The Group is subject to certain tax risks.

Any change in the Group’s tax status or in taxation legislation in the United Kingdom or the United States could affect its ability to provide returns to shareholders. Statements in this document concerning the taxation of holders of the Shares are based on current law and practice, which is subject to change.

As at the Latest Practicable Date, the Old DEC Group is subject to income taxes in the United Kingdom and the United States, and there can be no certainty that the current taxation regime in the United Kingdom, the United States or other jurisdictions within which it currently operates or may operate in the future will remain in force or that the current levels of corporation taxation will remain unchanged. For example, the U.S. government has imposed a minimum tax on corporations and proposed and may enact significant changes to the taxation of business entities including, among others, an increase in the U.S. federal income tax rate applicable to corporations, like the Company and surtaxes on certain types of income. Certain U.S. localities also maintain a severance tax or impact fee on the removal of oil and natural gas from the ground and such tax rates may be increased or new severance taxes or impact fees may be implemented. The United Kingdom announced on May 26 2022 a new “Energy Profits Levy” on oil and gas exploration and production companies operating in the United Kingdom and the UK Continental Shelf at a rate of 25% (subsequently increased to 35% and then to 38% from 1 November 2024). It is expected that the Group will cease to become subject to income taxes in the United Kingdom following the Exchange Shares Admission.

As the Group does not operate its exploration, production or extraction activities in the United Kingdom or in the UK Continental Shelf, it does not expect the Energy Profits Levy to impact its headline corporation tax rate in the United Kingdom, however, the taxation of energy companies remains uncertain, particularly in the context of current global events, and the future stability of such tax regimes cannot be guaranteed.

The Group’s US and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. The Group’s effective tax rate could be adversely affected by changes in the mix of earnings and losses in taxing jurisdictions with differing statutory tax rates, certain non-deductible expenses, the valuation of deferred tax assets and liabilities and changes in federal, state or international tax laws and accounting principles. Increases in the Group’s effective tax rate could materially affect its net financial results. Although the Group believes that its income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material adverse effect on the Group’s business, results of operations, financial condition, cash flows or prospects.

In the past the Group has been able to offset a large portion of its U.S. federal income tax burden with marginal well tax credits that are available to qualified producers who operate lower-volume wells during a low commodity pricing environment. There can be no assurance that there will be no amendment to the existing taxation laws applicable to the Group, which may have a material adverse effect on its financial position. The Group’s ability to utilise marginal well tax credits in the United States could be or become subject to limitations (for example, if it is deemed to undergo an “ownership change” for applicable U.S. federal income tax purposes).

The nature and amount of tax that the Group expects to pay and the reliefs expected to be available to it are each dependent upon several assumptions, any one of which may change and which would, if so changed, affect the nature and amount of tax payable and reliefs available. In particular, the nature and amount of tax payable may be dependent on the availability of relief under tax treaties and is subject to changes to the tax laws or practice in any of the jurisdictions the Group currently is subject to or may be subject to in the future. Any limitation in the availability of relief under these treaties, any change in the terms of any such treaty or any changes in tax law, interpretation or practice could increase the amount of tax payable by the Group.

The taxation of an investment in the Shares depends on the individual circumstances of the holders. Holders of the Shares are strongly advised to consult their professional tax advisers.

Tax legislation may be enacted in the future that could negatively impact the Group’s current or future tax structure and effective tax rates.

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organisation for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). Many countries around the world, including the United Kingdom, have introduced new, or amended existing, tax laws applicable to multinational businesses to implement Pillar Two. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), the Group’s financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for the Group’s earnings and cash flow, but such changes could cause the Group’s business, results of operations, financial condition, cash flows or prospects to be materially and adversely affected.

RISKS RELATING TO THE SCHEME AND THE REDOMICILIATION

The Group may be adversely impacted as a result of the transfer of the primary listing to the NYSE with a secondary listing on the London Stock Exchange.

The transfer of the primary listing of the Shares from the London Stock Exchange to the NYSE may reduce trading liquidity in the Shares in the United Kingdom as a result of loss of eligibility for inclusion in certain indices in the United Kingdom. Index funds and other passive funds tracking those indices could be required to dispose of the Shares, which may exert downward pressure on the Share price and increase short‑term volatility. Active investors with mandates or preferences tied to the Company’s current listing or index status may also rebalance or reduce positions, which could negatively affect the Share price and trading volumes. In addition, UK‑based liquidity could be further reduced due to the change in the listing category from the ESCC category to the ESICC category. Any of the foregoing could materially adversely affect the market price and liquidity of the Shares and could cause the Group’s business, results of operations, financial condition, cash flows or prospects to be materially and adversely affected.

There are risks that the Scheme will not be implemented on a timely basis or at all.

Implementation of the Scheme is conditional upon, amongst other things, sanction by the Court. There are risks that the sanction of the Scheme by the Court may not be received on a timely basis or at all. If the sanction of the Court is not received, the Scheme will not be implemented and the benefits expected to result from the Scheme will not be achieved and could cause the Group’s business, results of operations, financial condition, cash flows or prospects to be materially and adversely affected.

Following the Redomiciliation, certain elements of the Listing Rules which currently apply to Old DEC (as a company listed on the ESCC Category) will not apply to the Company and shareholders may not have the same rights currently applicable to them.

Following the Scheme Effective Time, certain elements of the Listing Rules which currently apply to Old DEC (as a company listed on the ESCC Category) will not apply to the Company. As a result, the Company will not be required to comply with the provisions of the Listing Rules regarding maintaining a sponsor to guide companies in understanding their obligations under the Listing Rules in connection with certain matters, continuing obligations which are only applicable to companies listed on the ESCC category, significant transactions and reverse takeovers, related party transactions, further issuances of equity securities and dealings in a company’s own securities and treasury shares (including offering pre emption rights and the ability to issue shares at a discount in excess of 10 per cent. of market value) and requirements relating to the form and content of circulars to be sent to shareholders. As a result, Shareholders will not have the same rights and protections that are currently available to them as shareholders in a company listed on the ESCC Category.

RISK RELATING TO THE CANVAS ACQUISITION

The completion of the Canvas Acquisition is subject to the satisfaction (or waiver, if applicable) of certain conditions; and if the Canvas Acquisition does not complete because any of the conditions are not satisfied (or waived, if applicable), the Company will not realize the perceived benefits of the Canvas Acquisition.

The completion of the Canvas Acquisition is subject to the satisfaction of various customary closing conditions, including, among other things, (i) the absence of material uncured title and environmental defects, and (ii) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Canvas Acquisition Agreement in all material respects. Failure to satisfy or, where appropriate, obtain waiver of any of these conditions may result in the proposed Canvas Acquisition not being completed. In addition, satisfying the outstanding conditions may take longer, and could cost more, than the Company and Canvas expect. Any delay in completing the proposed Canvas Acquisition may adversely affect the Company and the benefits that the Company expects to achieve if the Canvas Acquisition is completed within the expected timeframe, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

There can be no assurance that the conditions to the closing of the Canvas Acquisition will be satisfied, waived or fulfilled in a timely fashion or that the Canvas Acquisition will be completed.

RISKS RELATING TO THE SHARES

The price of Shares may be volatile and purchasers of the Shares could incur substantial losses.

The public market for the Existing Shares has been characterised by significant price and volume fluctuations. There can be no assurance that the market price of the Shares will not decline below the current or historic price ranges of the Existing Shares. The market price may bear no relationship to the prospects, stage of development, existence of gas and oil reserves, revenues, earnings, assets or potential of the Group and may not be indicative of its future business performance. The trading price of the Shares could be subject to wide fluctuations. Fluctuations in the price of gas, natural gas liquids and oil and related international political events can be expected to affect the price of the Shares. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies, sometimes unrelated to the operating performance of these companies. These market fluctuations, as well as general economic, media generated, political and market conditions, may have a material adverse effect on the market price of the Shares.

Some of the factors that could negatively affect the price of the Shares or result in fluctuations in the price or trading volume of the Shares include:

•	operating results that vary from the Group’s financial guidance or the expectations of securities analysts and investors;

•	the financial performance of the major end markets that the Group targets;

•	the operating and securities price performance of companies that investors consider to be comparable to the Company;

•	announcements of strategic developments, acquisitions and other material events by the Group or its competitors;

•	failure to meet or exceed financial estimates and projections of the investment community or that the Group provides to the public;

•	initial issuance of new or updated research or reports by securities analysts;

•	changes in government regulations;

•	financing or other corporate transactions;

•	the loss of any of the Group’s key personnel;

•	sales of Shares by the Company, its executive officers and board members or its shareholders in the future;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	other events and factors, many of which are beyond the Group’s control.

Many of these factors are beyond the Group’s control and it is not possible to predict their potential effects on the price of the Shares. Finally, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on the Shares.

There is no guarantee that the Company will pay dividends in the future.

The ability of the Group to pay dividends on the Shares, and the decision of the Board to recommend dividends is dependent upon the Company’s performance and financial condition, cash requirements, future prospects, commodity prices, compliance with the financial covenants in the credit facilities of the Group and the Nordic Bonds, profits available for distribution and other factors deemed to be relevant at the time and on the continued health of the markets in which it operates. Further, while the Board’s evaluation of the Company’s ability or need to pay dividends will primarily remain a question of the foregoing factors, it will also take into account the performance of the Shares, including relative to the Company’s peer group. The declaration of any future dividends will be at the discretion of the Board, and there can be no guarantee that the Company will pay dividends in the future on the Shares

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

The contents of this document are not to be construed as legal, business or tax advice. Recipients of this document should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, as appropriate. Furthermore, the Company and the Directors accept no responsibility for the accuracy or completeness of any information reported by the press or other media, or the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding the New Shares Admission and the Group. The Company and the Directors make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

When considering any investment decision you may take with respect to the Shares, you should seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under FSMA if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Recipients of this document may not reproduce or distribute this document, in whole or in part, and may not disclose any of the contents of this document or use any information herein for any purpose other than considering the New Shares Admission. Such recipients of this document agree to the foregoing by accepting delivery of this document.

Notice to all investors

This document does not constitute, and may not be used for the purposes of, an offer to sell or an invitation to subscribe for or the solicitation of an offer to buy or subscribe for, any Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) in which, or to any person to whom, it is unlawful to make such offer, solicitation or invitation. The distribution of this document and the offering of the Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this document comes are required by the Company to inform themselves about, and to observe any restrictions as to the offer or sale of Shares and the distribution of this document under, the laws and regulations of any territory in connection with any applications for Shares, including obtaining any requisite governmental or any other consent and observing any other formality prescribed in such territory.

No action has been taken or will be taken in any jurisdiction by the Company or the Directors that would permit a public offering of the Shares in any jurisdiction where action for that purpose is required, nor has any such action being taken with respect to the possession or distribution of this document other than in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdictions. Any failure to comply with this restriction may constitute a violation of the securities laws of any such jurisdiction. Neither the Company nor any of the Directors accepts any responsibility for any violation of any of these restrictions by any other person.

Information not contained in this document

No person has been authorised to issue any advertisement or give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised or on behalf of the Company. Subject to the requirements of the FSMA, the Listing Rules, DTRs, the UK Prospectus Regulation, the UK Prospectus Regulation Rules, and the UK Market Abuse Regulation, neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the Group taken as a whole since the date of this document or that the information in or incorporated by reference into this document is correct as of any time subsequent to the date hereof.

No incorporation of website information

Other than as expressly stated in this document, the contents of the Company’s website or any website directly or indirectly linked to the Group’s website have not been verified and do not form part of this document and investors should not rely on it or any of them.

Information regarding forward-looking statements

This document includes statements that are, or may be deemed to be, “forward-looking statements”. The words “believe”, “estimate”, “target”, “anticipate”, “expect”, “could”, “would”, “intend”, “aim”, “plan”, “predict”, “continue”, “assume”, “positioned”, “may”, “will”, “should”, “shall”, “risk”, their negatives and other similar expressions that are predictions of or indicate future events and future trends identify forward looking statements. These forward-looking statements include all matters that are not historical facts. In particular, the statements regarding the Company’s or the Group’s strategy, plans, objectives, goals and other future events or prospects are forward-looking statements. An investor should not place undue reliance on forward looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond the Company’s or the Group’s control. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions investors that forward-looking statements are not guarantees of future performance and that its actual results of operations and financial condition, and the development of the industry in which it operates, may differ materially from those made in or suggested by the forward-looking statements contained in this document and/or information incorporated by reference into this document. In addition, even if the Company’s or the Group’s results of operation, financial position and growth, and the development of the markets and the industry in which the group operates, are consistent with the forward-looking statements contained in this document, these results or developments may not be indicative of results or developments in subsequent periods. The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that the Company, or persons acting on its behalf, may issue. Factors that may cause the Company’s and/or the Group’s actual results to differ materially from those expressed or implied by the forward-looking statements in this document include but are not limited to the risks described under “Risk Factors” in this document, including:

•	Volatility and future decreases in natural gas, NGLs and oil prices could materially and adversely affect the Group’s business, results of operations, financial condition, cash flows or prospects.

•	The Group conducts its business in a highly competitive industry.

•	The Group may experience delays in production, marketing and transportation.

•
The Group faces production risks and hazards, including severe weather events, that may affect the Group’s ability to produce natural gas, NGLs and oil at expected levels, quality and costs that may result in additional liabilities to the Group.

•	The levels of the Group’s natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.

•	The Group may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging.

•	The Group may not be able to keep pace with technological developments in its industry or be able to implement them effectively.

•	A lowering or withdrawal of the ratings, outlook or watch assigned to the Group or its debt by rating agencies may increase the Group’s future borrowing costs and reduce its access to capital.

•
Deterioration in the economic conditions in any of the industries in which the Group’s customers operate, a US or worldwide financial downturn, or negative credit market conditions could have a material adverse effect on the Group’s liquidity, results of operations, business and financial condition that it cannot predict.

•	The Group’s operations are subject to a series of risks relating to climate change.

Each forward looking statement speaks only as of the date it was made and are not intended to give any assurances as to future results. Furthermore, forward-looking statements contained in this document that are based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Except as required by the FSMA, the Listing Rules, the DTRs, UK Market Abuse Regulation, and the UK Prospectus Regulation Rules, the Company does not undertake any obligation to update or revise these forward-looking statements, and will not publicly release any revisions it may make to these forward-looking statements that may result from new information, events or circumstances arising after the date of this document. The Company will comply with its obligations to publish updated information as required by the FSMA, the Listing Rules, the DTRs, the UK Market Abuse Regulation, and the UK Prospectus Regulation Rules, or otherwise by law and/or by any regulatory authority, but assumes no further obligation to publish additional information.

For the avoidance of doubt, nothing in this document constitutes a qualification of the working capital statement contained in paragraph 24 of Part 6 (“Additional Information”).

Neither the delivery of this document nor any sale made hereunder shall under any circumstances imply that there has been no change in the Company’s and/or the Group’s affairs or that the information set forth in this document is correct as of any date subsequent to the date hereof.

Profit forecasts

On 11 August 2025, the Group announced its Q2 2025 interim results and reiterated its previously announced guidance for FY 2025 Adjusted EBITDA (as defined below) of $825 million to $875 million. On 8 September 2025, the Group announced the proposed Canvas Acquisition and also reiterated its guidance for FY2025 Adjusted EBITDA (as defined below) of approximately $850 million, the midpoint of the previously announced range, excluding any impact of the proposed Canvas Acquisition.

On 3 November 2025, the Group announced its trading update for the three month period ended 30 September 2025 (the “Q3 Trading Update”). The Q3 Trading Update included revised guidance for FY 2025 Adjusted EBITDA (as defined below) of $900 million to $925 million for the Group, excluding any impact of the proposed Canvas Acquisition.

The above statement constitutes a profit forecast for the purposes of the Prospectus Regulation (the “Profit Forecast”). The Profit Forecast relates to the 12 month period ending 31 December 2025 and relates to Adjusted EBITDA (as defined below).

The Group’s Adjusted EBITDA includes adjustments for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature (“Adjusted EBITDA”). “EBITDA” means earnings before interest, tax, depreciation and amortisation.

Further information in relation to the Profit Forecast is provided in Part 6 (“Additional Information”) of this document.

Presentation of financial information

Financial information relating to the Group

Unless otherwise indicated, financial information presented in this document relating to the Old DEC Group as at and for the financial year ended 31 December 2024, 2023 and 2022 and as at and for the six-month period ended 30 June 2025 and 2024 is presented in US dollars, has been prepared in accordance with UK-adopted International Accounting Standards and the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. This financial information relating to the Old DEC Group has been extracted without material adjustment from the audited consolidated financial statements of the Group as at and for the year ended 31 December 2024 (“Group 2024 Financial Statements”), 31 December 2023 (“Group 2023 Financial Statements”) and 31 December 2022 (“Group 2022 Financial Statements”) and the unaudited interim condensed consolidated financial statements of the Group as at and for the six-month period ended 30 June 2025 (“Group H1 2025 Financial Statements”) included in the annual report published by the Old DEC Group for the year ended 31 December 2024 (the “2024 Annual Report”), the annual report published by the Old DEC Group for the year ended 31 December 2023 (the “2023 Annual Report”), the annual report published by the Old DEC Group for the year ended 31 December 2022 (the “2022 Annual Report”), and the interim report published by the Old DEC Group on 11 August 2025 for the six-month period ended 30 June 2025 (the “H1 2025 Interim Report”) respectively.

Following Completion, the Company expects to prepare its historical financial information for the financial year ended 2025 in accordance with UK-adopted International Accounting Standards as well as U.S. Generally Accepted Accounting Practices.

Rounding

Percentages and certain amounts included in this document have been rounded for ease of preparation. Accordingly, numerical figures shown as totals in certain tables may not be the exact arithmetic aggregations of the figures that precede them. In addition, certain percentages and amounts contained in this document reflect calculations based on the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages or amounts that would be derived if the relevant calculations were based upon the rounded numbers.

Non-IFRS measures

The Group presents certain key operating metrics that are not defined under IFRS (alternative performance measures) in this document. These non-IFRS measures are used by the Group to monitor the underlying performance of the Group’s performance from period to period and to facilitate comparison with its peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which the Group has chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. Therefore, the non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics set forth below are based on information derived from the Group’s regularly maintained records and accounting and operating systems.

Definitions and reconciliation of the non-IFRS measures used in this document for the Group for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 and the six-month period ended 30 June 2025 are set out on pages 144 to 146 of the 2024 Annual Report, pages 206 to 208 of the 2023 Annual Report, pages 182 to 183 of the 2022 Annual Report and pages 45 to 47 of the H1 2025 Interim Report respectively, each of which is incorporated by reference into this document, as explained in Part 7 (“Documents Incorporated by Reference”).

Currency and Exchange Rate Information

In this document, unless otherwise indicated, references to “pounds sterling”, “sterling”, “pounds”, “GBP”, “pence”, “p” or “£” are to the lawful currency of the United Kingdom, and references to “US dollars”, “$” or “US$” are to the lawful currency of the United States.

Unless otherwise indicated, the financial information contained in this document has been expressed in US dollars. The Group prepares its financial information in US dollars.

The following table sets out, for the periods presented, the high, low, average and period-end Bloomberg Composite Rate expressed as Sterling per $1.00. The Bloomberg Composite Rate is a “best market” calculation, in which, at any point in time, the composite bid rate is equal to the highest bid rate of all currently active, contributed, bank indications, and the composite ask rate is equal to the lowest ask rate offered by these same bank indications. The Bloomberg Composite Rate is a mid-value rate between the composite bid rate and the composite ask rate. The rates may differ from the actual rates used in the preparation of the consolidated historical financial information and other financial information appearing in this document.

The average rate for a year, a month, or for any shorter period, means the average of the final daily Bloomberg Composite Rates during that year, month, or shorter period, as the case may be.

Period (Year/Month)	Period end	Average	High	Low
	(GBP per $1.00)
2023	0.7835	0.8042	0.8452	0.7625
2024	0.7990	0.7826	0.8097	0.7454
January 2025	0.8029	0.8093	0.8215	0.7988
February 2025	0.7943	0.7971	0.8077	0.7884
March 2025	0.7747	0.7744	0.7864	0.7689
April 2025	0.7493	0.7611	0.7855	0.7455
May 2025	0.7429	0.7482	0.7588	0.7372
June 2025	0.7292	0.7372	0.7449	0.7270
July 2025	0.7563	0.7413	0.7563	0.7286
August 2025	0.7403	0.7432	0.7550	0.7367
September 2025	0.7430	0.7404	0.7497	0.7318
October 2025	0.7615	0.7490	0.7615	0.7420

Source: Bloomberg

Market, Economic and Industry Data

This document relies on and refers to information regarding the Group’s business and the markets in which the Group operates and competes. The market data and certain economic and industry data and forecasts used in this document were obtained from governmental and other publicly available information, independent industry publications and reports prepared by industry consultants.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that there can be no assurance as to the accuracy and completeness of such information. The Group believes that these industry publications, surveys and forecasts are reliable, but they have not been independently verified from third party sources.

All such data sourced from third parties contained in this document have been accurately reproduced and, so far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

The Group cannot assure you that any of the assumptions underlying any statements regarding the gas and oil industry are accurate or correctly reflect the Group’s position in the industry. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that: (i) the markets are defined differently; (ii) the underlying information was gathered by different methods; and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this document should be viewed with caution and no representation or warranty is given by any person as to their accuracy.

Elsewhere in this document, statements regarding the gas and oil industry are not based on published statistical data or information obtained from independent third parties, but are based solely on the Group’s experience, its internal studies and estimates, and its own investigation of market conditions. The Group cannot assure you that any of these studies or estimates are accurate, and none of the Group’s internal surveys or information have been verified by any independent sources. While the Group is not aware of any misstatements regarding its estimates presented herein, the Group’s estimates involve risks, assumptions and uncertainties, and are subject to change based on various factors.

Presentation of Reserves

The Group reports the PV-10 value of its reserves on a yearly basis in its annual report and accounts. The PV-10 value for the Group for the six months ended 30 June 2025 is determined using strip pricing and the reserves information, and in each case, has been independently evaluated by the Group’s independent engineers, NSAI in accordance with the Petroleum Resources Management System jointly published by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers, as amended (the “PRMS Standards”).

The information on reserves in this document is based on economic and other assumptions that may prove to be incorrect. Shareholders should not place undue reliance on the forward-looking statements in this document or on the ability of the information on reserves in this document to predict actual reserves.

Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, the Group and the independent reserve engineers employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of the Group’s proved reserves include, but are not limited to, well logs, geologic maps and available downhole and production data, micro-seismic data and well-test data.

Reserve engineering is and must be recognised as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of natural gas, NGLs and oil that are ultimately recovered. Estimates of economically recoverable natural gas, NGLs and oil and of future net cash flows are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs.

Defined terms and technical terms

Certain terms used in this document, including all capitalised terms, are defined and explained in Part 9 (“Definitions”). Certain technical terms are explained in Part 8 (“Technical Terms”).

Times

All times referred to in this document are, unless otherwise stated, references to time in London, United Kingdom.

Validity

The validity of this document will expire on the date falling 12 months after the date of approval of this document, or, if earlier, the date that is the later of the date on which the Exchange Shares Admission and the Consideration Shares Admission occurs. The obligation to supplement a prospectus in the event of significant new factors, material mistakes or material inaccuracies does not apply when a prospectus is no longer valid.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Director	Robert Russell “Rusty” Hutson, Jr. (Chief Executive Officer)

Proposed Directors
David Edward Johnson (Independent Non-executive Chair)
Martin Keith Thomas (Non-executive Director)
David Jackson Turner, Jr. (Independent Non-executive Director and Senior Independent Director)
Kathryn Z. Klaber (Independent Non-executive Director)
Randall Scott Wade (Non-executive Director)

Company Secretary	Benjamin Sullivan

Registered Office of the Company	1209 Orange Street Wilmington Delaware 19801

Legal Advisers to the Company as to English law	Latham & Watkins (London) LLP 99 Bishopsgate London ECM2 3XF United Kingdom

Legal Advisors to the Company as to US Law	Gibson Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 United States

Auditor	PricewaterhouseCoopers LLP 569 Brookwood Village #851 Birmingham Alabama United States

EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND ADMISSION STATISTICS

Each of the dates and times in the table below is indicative only and may be adjusted by the Company, in which event details of the new times and dates will be notified to the FCA and the London Stock Exchange and announced by way of an announcement issued via a RIS provider.

References to times are to London time unless otherwise stated.

Expected timetable
Supplemental listing application to the NYSE for the Exchange Shares	7 November 2025

Court Hearing to sanction the Scheme	21 November 2025

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Existing Shares	21 November 2025

Scheme Record Time	10.00 p.m. on 21 November 2025

Scheme Effective Time	On or around 10.00 p.m. on 21 November 2025

Cancellation of the entire existing share capital of Old DEC, new ordinary shares in Old DEC issued to the Company and issue of Exchange Shares by the Company to Existing Shareholders as at the Scheme Record Time
After 10.00 p.m. on 21 November 2025

NYSE notification of the listing of the Exchange Shares on the NYSE	On or around 10.00 p.m. on 21 November 2025

Cancellation of listing of Existing Shares on the LSE	7.00 a.m. on 24 November 2025

Exchange Shares Admission	8.00 a.m. on 24 November 2025

Consideration Shares Admission	8.00 a.m. on 25 November 2025

Despatch of letters of transmittals for Shares to be registered through DRS	No later than 14 days after the Exchange Shares Admission

Despatch of cheques and/or crediting of CREST accounts of Scheme Shareholders with any cash due in relation to the sale of Overseas Shareholders entitlements (if applicable)	No later than 14 days after the Exchange Shares Admission

Admission Statistics

Number of Existing Shares as at the Latest Practicable Date	76,725,668
Number of Exchange Shares	76,725,668
Maximum number of Consideration Shares that may be issued	3,894,776
Enlarged issued share capital(1)	80,620,444
Consideration Shares as a percentage of the enlarged issued share capital(1)(2)	4.83%

Notes:

(1)
Assuming that other than the New Shares to be issued, no further Shares are issued and allotted by the Company between the Latest Practicable Date and the date that is the later of the date of the Exchange Shares Admission and the Consideration Shares Admission.

(2)	Assuming that the maximum number of Consideration Shares are issued at Completion in accordance with the Canvas Acquisition Agreement.

Part 1
THE SCHEME OF ARRANGEMENT

1.	Introduction

The Group is proposing to undertake a corporate reorganisation to introduce a Delaware incorporated company as the parent company of the Group. The insertion of the Company as the parent company of the Group is being effected through a Court-sanctioned scheme of arrangement under section 899 of the Companies Act and was approved by the shareholders of the Company on 10 November 2025.

The Group is substantially a US business, reporting in US dollars, with all the Group’s operating profit derived from the US, which is also the sole growth market for the business. The Group’s executive management team and operational headquarters are based in the United States and all of the Group’s employees reside, and all its assets are located, in the US. In addition, as at the Latest Practicable Date, over 65 per cent. of the Company’s shareholders were located in the US.

The Company was incorporated under the laws of the State of Delaware on 8 October 2025, as a Delaware corporation. If the Scheme becomes effective, the Company will become the parent company of the Group. It is expected that shortly after the Scheme becomes effective, Old DEC will re-register as a private company and be re-named Diversified Energy Company Limited.

2.	Summary of the Scheme

The principal steps involved in the Scheme are as follows:

2.1	Cancellation of the Scheme Shares

Under the Scheme, all the Scheme Shares will be cancelled at the Scheme Effective Time.

In consideration of the cancellation of the Scheme Shares, the Scheme Shareholders will receive, in respect of any Scheme Shares held as at the Scheme Record Time:

one Share, or depositary interest representing a Share, for each Scheme
Share, or depositary interest representing a Scheme Share.

Old DEC will then become a wholly‑owned subsidiary of the Company. A summary of the similarities and differences in the corporate governance and shareholder rights associated with each of the Company and Old DEC according to applicable law, exchange requirements or the respective organizational documents is set out in Part 6 of this document.

2.2	Establishing the Company as the new holding company of the Group

Following the cancellation of the Scheme Shares, the credit arising in the books of the Company as a result of the cancellation will be applied in paying up in full new shares in Old DEC such that the aggregate nominal value of those shares equals the aggregate nominal value of the Scheme Shares cancelled. The new shares in Old DEC will be issued to the Company which will, as a result, become the holding company of Old DEC and the Group. In turn, the Company will issue one Share, or depositary interest representing a Share, for each Scheme Share, or depositary interest representing a Scheme Share at the Scheme Record Time. Immediately following implementation of the Scheme, the holders of Existing Shares will hold Shares (or depositary interests representing the Shares) in the same number and the same proportions in which they held Existing Shares (or depositary interests representing the Existing Shares) at the Scheme Record Time.

3.	Conditions to implementation of the Scheme

The implementation of the Scheme is conditional upon:

(a)	the sanction of the Scheme by the Court at the Court Hearing and the confirmation by the Court of the Reduction of Capital; and

(b)	a copy of the Court Order (including a copy of the related Statement of Capital) having been delivered to the Registrar of Companies for registration.

The Court Hearing is expected to be held, and the Scheme is expected to be sanctioned by the Court, on 21 November 2025.

4.	Employee share schemes

4.1	Diversified Gas & Oil PLC 2017 Employee Incentive Plan

In connection with the Scheme, the outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan (the “Employee Incentive Plan”) are expected to be assumed by the Company. This means that any outstanding awards under the Employee Incentive Plan that currently relate to Existing Shares will be automatically exchanged for awards relating to Shares on a one-for-one basis. Other terms applicable under the Employee Incentive Plan, including the vesting schedule and any vesting conditions, will remain the same. On 11 November 2025, Old DEC sent a notice explaining the impact of the Scheme to existing participants in the Employee Incentive Plan.

The Board and the Remuneration Committee will ensure that participants’ existing awards under the Employee Incentive Plan will be assumed by the Company when the Scheme becomes effective.

No further awards or options will be granted under the Employee Incentive Plan after the Scheme becomes effective.

4.2	Diversified Energy Company 2025 Equity Incentive Plan

In order to continue to provide share-based incentives to employees within the Group, the Company will adopt the Diversified Energy Company 2025 Equity Incentive Plan (the “2025 Plan”), a US-style omnibus equity incentive plan, conditional on the Scheme becoming effective. Further details relating to the 2025 Plan are included in section 7 of Part 6 (“Additional Information”) of this document.

4.3	Employee Benefit Trust

An Employee Benefit Trust (“EBT”) was established by Old DEC in 2022 to purchase Existing Shares in the market and is operated through a third-party trustee. The objective of the EBT is to benefit the Group’s employees and in particular, to provide a mechanism to satisfy rights to shares arising on the exercise or vesting of awards under the Group’s share-based incentive plans and reduce dilution for shareholders. As of the Latest Practicable Date, the EBT holds 1,369,785 Existing Shares. Pursuant to the Scheme, it is intended that the EBT will also be issued one Share for each Existing Share that it holds immediately prior to the Scheme Effective Date. Following the Scheme Effective Date, the EBT will continue to be administered by the third-party trustee to satisfy awards under the Group’s share-based incentive plans.

5.	Admission, dealings, and settlement

5.1	Admission

The Company has submitted a listing application to the New York Stock Exchange in order to obtain approval for the New Shares to be listed on the New York Stock Exchange. Applications will also be made to the FCA and the London Stock Exchange for the New Shares to be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

The last day of dealings in the Existing Shares on the London Stock Exchange and the New York Stock Exchange will be on the Scheme Effective Date. The last time for registration of transfers of Existing Shares will be 6.00 p.m. on the Scheme Effective Date and it is currently expected that NYSE Listing notification for the Exchange Shares will be published on or around 10.00 p.m. on 21 November 2025.

The Group intends to seek the cancellation of listing of the Existing Shares on the Equity Shares (Commercial Companies) Category of the Official List and of trading on the London Stock Exchange’s main market for listed securities with effect from 7.00 a.m. on or around 24 November 2025.

Admission of the Exchange Shares to the ESICC Category of the Official List and to the London Stock Exchange will become effective, and dealings in the Shares are currently anticipated to commence, at 8.00 a.m. London time on or around 24 November 2025.

With effect from (and including) the Scheme Effective Time, all share certificates representing the Existing Shares will cease to be valid and binding in respect of such holdings and should be destroyed.

No Shares have been marketed to, or are available for purchase in whole or in part by, the public in the United States, the United Kingdom or elsewhere in connection with the New Shares Admission.

5.2	Settlement and Dealings

Similar to the Existing Shares, in order for the Exchange Shares to be listed directly on the New York Stock Exchange as part of the Scheme they must be eligible for deposit and clearing through DTC. DTC is a central securities depositary that provides settlement services for companies whose securities are listed on the New York Stock Exchange and other US exchanges. DTC is an intermediated settlement system where Cede & Co., acting as nominee for DTC, will be recorded in the share register as the holder of legal title to the uncertificated New Shares, and trades in those New Shares will be reflected by changes in DTC’s book entry system, instead of through a change to the share register.

There will be no material difference to the underlying settlement mechanics of trading the New Shares in the United Kingdom by virtue of transacting through Company DIs, as in practice Shareholders will continue to have substantially the same trading and settlement experience in the United Kingdom as they have today where they trade through Existing Depositary Interests in respect of the Existing Shares.

Shareholders who currently hold Existing Shares in uncertificated form in book-entry interest form

Following the Scheme Effective Time, all Shares issued to Shareholders who at the Scheme Effective Time held Existing Shares in uncertificated form in book entry interests, with the Existing Shares deposited with DTC and held through Cede & Co., will be delivered to and deposited with DTC (held through Cede & Co.), with book entry interests issued through DTC to the participant account of the relevant Shareholder. Accordingly, after the Scheme Effective Time, Existing Shareholders who held Existing Shares in uncertificated form in book entry interest form immediately prior to the Scheme Effective Time will be able to continue to transfer and settle their interests in Shares in DTC and there will be no material difference to the underlying settlement mechanics of trading of the Shares.

Shareholders who currently hold Existing Shares held in uncertificated form through Existing Depositary Interests

Following the Scheme Effective Time, all Shares issued to Shareholders who at the Scheme Effective Time held Existing Shares in uncertificated form in the form of Existing Depositary Interests, through CREST, will be delivered to and deposited with Cede & Co. In order to enable holders of uncertificated Shares to continue to transfer and settle their interests in Shares through CREST after the Scheme Effective Time in the manner in which they previously did in relation to the Existing Shares, such Shareholders will receive depositary interests through CREST representing Shares on a one-for-one basis. Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in the form of Existing Depositary Interests immediately prior to the Scheme Effective Time will instead be able to transfer and settle their interests in Shares through CREST in the form of Company DIs.

As the Existing Shareholders currently do in respect of their Existing Shares, holders of Company DIs can trade Shares on the London Stock Exchange (with settlement occurring through Company DIs) or choose to cancel their Company DIs and hold their entitlements to Shares through an account within DTC and/or trade the underlying Shares on the New York Stock Exchange. Holders of Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel Company DIs that they receive following the Scheme Effective Time so as to receive their interest in Shares through DTC or directly on the Company share register through DRS.

Shareholders who currently hold Existing Shares in certificated form

Following the Scheme Effective Time, Existing Shareholders who held Existing Shares in certificated form at the Scheme Effective Time will continue to be able to hold their Shares directly (in a similar manner to which they held their Existing Shares prior to the Scheme Effective Time). However, the existing share certificates held by such Shareholders will be cancelled and, subject to the completion and returning of a valid letter of transmittal to be sent to the relevant holders as soon as possible after the listing of the New Shares on the New York Stock Exchange (requiring shareholders to surrender any previously issued and outstanding certificates in respect of Existing Shares) the legal title to such Shares will instead be evidenced through the Direct Registration System. DRS is a method of holding legal title to securities but without the need to be issued with and retain a physical share certificate, with shareholders instead receiving an account statement detailing their shareholding.

Shareholders who will be Restricted Shareholders at the Scheme Effective Time

Restricted Shareholders are those Shareholders who hold Shares that bear a restrictive legend prohibiting such Shares from being freely transferred in the United States whether pursuant to a contractual restriction or U.S. securities laws.

Following the Scheme Effective Time, Shareholders who will be considered Restricted Shareholders will hold Shares directly (in their name) through DRS (in the same way as the Existing Shareholders who held Existing Shares in certificated form immediately prior to the Scheme Effective Time will do, and also being subject to the letter of transmittal process described above), but in addition they will still be subject to the transfer restrictions described in their respective restrictive legends.

Overseas Shareholders

General

The implications of the Scheme for, and the distribution of this document to, Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Scheme and the distribution of this document, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any Overseas Shareholder, the Company is advised that the allotment and issue of Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or the United States, or would or might require the Company to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of the Company, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that the Company may determine either: (a) that the shareholder’s entitlement to Shares pursuant to the Scheme shall be issued to such shareholder and then sold on his behalf as soon as reasonably practicable at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the shareholder; or (b) that the shareholder’s entitlement to Shares shall be issued to a nominee for such shareholder appointed by the Company and then sold, with the net proceeds being remitted to the shareholder concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

United States

The Shares to be issued to Scheme Shareholders in connection with the Scheme have not been, and will not be, registered under the US Securities Act. The Exchange Shares will be issued in reliance on the exemption provided by Section 3(a)(10) of the US Securities Act.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof, Old DEC advised the Court that its sanctioning of the Scheme will be relied on by the Company as an approval of the Scheme following a hearing on its fairness to Existing Shareholders, at which Court Hearing all Scheme Shareholders were entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification was given to all such Shareholders.

The Exchange Shares may generally be immediately resold without restriction under the US Securities Act by former holders of Existing Shares who are not affiliates of the Company and have not been affiliates of the Company within 90 days prior to the issuance of Shares under the Scheme. Thereafter, a former holder of Existing Shares may generally resell without restriction under the US Securities Act the Shares issued under the Scheme, unless such person is an affiliate of the Company within 90 days prior to such resale, or is otherwise a Restricted Shareholder.

Under United States federal securities laws, an Existing Shareholder who is an affiliate of the Company at the time or within 90 days prior to any resale of Shares received under the Scheme will be subject to certain United States transfer restrictions relating to such shares. Such Shares may not be sold without registration under the US Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside of the United States pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of the Company for such purposes depends on the circumstances, but affiliates could include certain Officers and Directors and significant Shareholders. A Shareholder who believes that he or she may be an affiliate of the Company should consult their own legal advisers prior to any sales of Shares received pursuant to the Scheme.

Notice to United States Investors in Old DEC: The Scheme relates to the shares of an England and Wales company and is to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Scheme is subject to the disclosure requirements and practices applicable in England and Wales to schemes of arrangement, which differ from the disclosure and other requirements of United States securities laws. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of United States companies. United States generally accepted accounting principles (“U.S. GAAP”) differ in certain significant respects from each of UK generally accepted accounting principles (“UK GAAP”) and International Financial Reporting Standards (“IFRS”). None of the financial information in this document has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

Neither the SEC nor any United States state securities commission has reviewed or approved this document, the Scheme or the Shares. Any representation to the contrary is a criminal offence in the United States.

Part 2
INFORMATION ON THE GROUP

The following information should be read in conjunction with the information appearing elsewhere in, or incorporated by reference in, this document, including the financial and other information in, or incorporated by reference in this document.

1.	Introduction

The Company is a leading independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, primarily located within the Appalachian and Central regions of the United States. The Appalachian Basin spans Pennsylvania, Virginia, West Virginia, Kentucky, Tennessee and Ohio and consists of multiple productive, shallow conventional formations and two productive, deeper unconventional shale formations, the Marcellus Shale and the slightly deeper Utica Shale. Diversified also operates in the Bossier and Haynesville shale formations and the Cotton Valley sandstones in East Texas and West Louisiana, the Barnett Shale in North Texas and the Mid-Continent producing areas across Central Texas, in addition to the Anadarko Basin across North Texas and Oklahoma and Permian Basin in West Texas and New Mexico.

The Company was incorporated in 2025 in the State of Delaware, United States, as the successor to Old DEC, which was incorporated in 2014 in the United Kingdom. The Group’s predecessor business was co-founded in 2001 by the Chief Executive Officer, Robert Russell “Rusty” Hutson, Jr., with an initial focus primarily on natural gas and oil production in West Virginia. In recent years, the Group has grown rapidly by capitalising on opportunities to acquire and enhance producing assets and by leveraging the operating efficiencies that result from economies of scale and vertical integration. As of 30 June 2025, the Group had completed 29 acquisitions since 2017 for a combined purchase price of approximately $3.6 billion.

The Group’s strategy is to acquire existing long-life assets and to make investments in those assets to improve environmental and operational performance under a modern field management philosophy and stewardship-based approach to generate cash flows and maximise shareholder returns. The Group’s shareholder return-focused business model is underpinned by a disciplined commodity hedging strategy that is designed to mitigate downside price risk for the three primary commodity products that it produces and sell: natural gas, crude oil and natural gas liquids (“NGLs”). The Group’s hedging programs are typically designed to hedge price risk for an approximate range of 70% to 90% of its production within the next 12 months and an approximate range of 50% to 70% of its production within the next 12 to 36 months. Additionally, the Group’s hedge programs can extend beyond a three-year period for production volumes that support portions of its long-term debt, specifically, the Group’s collective ABS Notes.

The Directors believe the combination of acquiring and operating low decline assets and a disciplined hedging program provides the Group’s shareholders with relatively predictable, reliable and sustainable cash flows. For the six months ended 30 June 2025 and for the year ended 31 December 2024, the Group paid approximately $40 million and $84 million, respectively, to its shareholders in the form of dividends. As of 30 June 2025, and since Old DEC’s initial public offering of Existing Shares on the London Stock Exchange in 2017 (the “LSE IPO”), the Group has returned approximately $984 million to shareholders in the form of dividends and share repurchases.

The Group actively seeks to acquire high-quality producing conventional and unconventional natural gas and oil assets from industry participants divesting assets either due to a desire to reallocate capital to other assets and/or to raise cash proceeds. The Group targets long-life producing assets at what the Directors view as attractive valuations, and in the Group’s commercial evaluation, it typically attributes substantially all value to the proved developed producing (“PDP”) reserves and attribute minimal, if any, value to the proved undeveloped reserves. The Group typically assigns no value to probable or possible reserves. The Group’s target assets are characterised by multi-decade production profiles and low decline rates, and the Group places a particular focus on assets whose value the Directors believe can be enhanced by scale and vertical integration through complementary midstream infrastructure or by the Group’s operational and marketing framework.

The Group focuses on improving the performance and operations of assets it acquires, many of which have not received significant operational focus or investment from their former owners. This improvement is achieved through the Group’s deployment of rigorous field management programs and/or refreshing infrastructure. Through operational efficiencies, the Group attempts to maximise value by enhancing production while lowering costs and improving well productivity. These production enhancement techniques also enable the Group to reduce the methane emissions profile of its wells. The Group further enhances the value of its assets by leveraging its midstream gathering and transportation infrastructure, which allows the Group to diversify and expand its third-party revenue, optimise pricing, increase flow assurance and reduce third-party costs and inefficiencies.

The Group’s senior management team is comprised of experienced individuals with decades of combined experience in the natural gas and oil sector. In particular, the Group benefits from the experience of its Chief Executive Officer, Rusty Hutson, Jr., who is highly experienced in sourcing accretive acquisitions and securing the related financing. The management team is complemented by talented financial and operational leadership with significant operational experience in U.S. onshore natural gas and oil basins. When the Group makes acquisitions, the Group seeks to retain experienced field-level employees who have a consistent focus on execution and an in-depth understanding of, and extensive experience working with, the Group’s assets, which is enhanced under the Group’s management’s leadership and operating strategy.

The key milestones of the Group’s history are set out in the table below.

Year	Milestone

2001	Acquisition of West Virginian gas and oil company

2003	Partnership through combination of drilling and acquisitions in West Virginia

2006	Asset acquisition from Diversified Resources

2010	Acquisitions and geographical expansion into Ohio

2014	Operated Equity Investment acquisition and further expansion in West Virginia

2015	Acquisition of Broadstreet Energy and Texas Keystone assets

2016	Acquisitions of Eclipse Resources and Seneca Resources

2017	Listing on the AIM Market of the London Stock Exchange

2017	Acquisition of assets from Titan Energy, LLC

2018	Acquisition of assets from Alliance Petroleum

2018	Acquisition of assets from EQT

2018	Acquisition of assets from Core

2019	Acquisition of assets from HG Energy

2019	Acquisition of assets from EdgeMarc Energy

2019	Acquisition of assets from Dominion and Equitrans

2020	Cancellation of listing from AIM and listing on the Main Market

2020	Acquisition of assets from EQT

2020	Acquisition of assets from Carbon Energy

2021	Acquisition of assets from Indigo Minerals

Year	Milestone

2021	Acquisition of assets from Blackbeard

2021	Acquisition of assets from Tanos

2021	Acquisition of Tapstone

2021	Sale of Haynesville undeveloped acreage

2022	Acquisition of assets from East Texas

2022	Acquisition of Appalachian Plugging Company

2022	Acquisition of assets from ConocoPhillips

2023	Acquisition of assets from Tanos

2023	Sale of non-core non-operated assets within Diversified’s Central Region

2023	Admission to the NYSE

2024	Acquisition of assets from Oaktree

2024	Acquisition of assets from Crescent Pass

2024	Acquisition of East Texas assets

2025	Acquisition of assets from Summit

2025	Acquisition of Maverick

2025	Strategic partnership with Carlyle

2025	Acquisition of Canvas (expected)

Commitment to Operational Excellence and Environmental, Social and Governance Initiatives

The Group has adopted stringent operating standards, with a strong focus on health, safety and the environment. The Directors believe that striving to act as a careful steward of the Group’s assets will improve revenue through captured methane emissions while also reducing operating costs, which benefits the Group’s profitability. This focus on operational excellence, including demonstrated reductions in methane emissions, also helps benefit the environment and communities in which the Group operates. The Group also works to extend the lives of mature wells, rather than engaging in large development activities, and, through the Group’s state-monitored, systematic asset retirement program, seeks to eliminate potential associated emissions (if any) by safely plugging and abandoning such wells at the end of their productive lives. The Directors believe that by deploying the Group’s proprietary asset retirement infrastructure rather than engaging contractors to perform such activities unless necessary or prudent, the Group is better able to more nimbly react to operating conditions as they develop, changes in asset performance and relative changes in the emissions profiles of the Group’s producing wells, thereby reducing potential methane emissions while also increasing margins and cost efficiency.

The Group’s operations team developed its proprietary Smarter Asset Management (“SAM”) program, which is focused on enhancing the Group’s operational results by slowing production declines and returning shut-in wells to production through, in part, wellhead compression management, fluid load reduction and pump-jack optimisation. The SAM program underpins the Group’s focus on efficient operation of its wells and midstream assets to improve production, thereby partially offsetting natural production declines, lower operating costs and emissions and improve asset integrity, all with the goal of generating higher cash flow. The Group’s SAM program also seeks to reduce unintended natural gas emissions, while managing the Group’s general and administrative expenses.

Throughout 2024 and through 30 June 2025, the Group has remained diligently focused on reducing Scope 1 methane intensity and in 2023, the Group successfully achieved its goal of a 50% reduction in Scope 1 methane emissions intensity, marking a major milestone in the Group’s emissions reduction journey, seven years ahead of target. In 2024, the Group continued to build on this success by expanding the coverage of its LDAR programs in both Appalachia and the Central Region, expanding midstream LDAR surveys, and advancing the elimination or replacement of natural gas-driven pneumatic devices and pumps. These initiatives were more than enough to offset the addition of methane emissions through acquisitions during the year. At year-end 2024, Scope 1 methane intensity inclusive of acquisitions, totaled 0.7 MT CO2e/MMcfe. The Group’s dedicated human capital and financial investments, aimed largely at leak detection and repair efforts in its Appalachian upstream assets and conversion of natural gas-driven pneumatic devices to compressed air across its portfolio contributed to a 13% year-over-year reduction in reported methane emissions intensity for year-end 2024.

Though the Group’s upstream, midstream and asset retirement business units encompass distinct activities, it views its corporate and individual employee actions through the lens of a single, unified approach that the Group calls “OneDEC”, which the Directors believe drives a culture of operational excellence fostered through the integration of people and the standardisation of processes and systems. OneDEC seeks to ensure alignment of its corporate and sustainability initiatives with departmental action supported by financial investment and boots on the ground. A principal component of the Group’s OneDEC culture is also its greatest asset, its employees. The Group strives to foster a corporate culture ripe with opportunities for professional collaboration and development, personal growth and enjoyment, and where all employees feel valued and supported in the work they do.

The Group’s community investments are designed to make long-lasting, positive impacts on the communities where it operates. The Directors want the Group’s actions and economic contributions to make a difference. The Group starts with employing local people to do local work wherever possible, specifically individuals who care about the communities and environments in which they work and live, and that demonstrate passion in how they approach and accomplish their work every day.

The Group is committed to balancing its business needs with the needs of the communities in which it and its employees operate. Between 2022 and 2025, the Group has continued to develop company-wide programs to enhance its community outreach, including a new grant-giving program and an employee wellness program. In response to the Group’s community outreach and engagement work, the Group has contributed to nearly 140 different organisations that included childhood education, with emphasis on STEM (science, technology, engineering and math), secondary and higher education, children and adult physical and mental health and wellness, environmental stewardship and biodiversity, fine arts for children, food banks and meal programs, homeless shelters, community and volunteer first responders, and local infrastructure.

2.	Strategy

The Group has the following key business strategies:

Optimisation of long-life, low-decline assets to enhance margins and improve cash flow

The Group’s stewardship model focuses on acquiring existing, long-life, low-decline producing wells and, opportunistically, associated midstream assets or undeveloped acreage, and efficiently managing acquired assets through its modern field management philosophy and SAM program to improve or restore production, reduce unit-operating costs and generate consistent cash flow before ultimately retiring those assets at the end of their useful lives.

When the Group acquires new assets, it often seeks to retain many of the experienced employees who have historically operated those assets while integrating its SAM program into their day-to-day operations.

While the Group is not primarily a midstream company, it also strategically seeks to maximise the value of its producing assets through complementary midstream systems that can be fully integrated into its upstream portfolio. These assets are typically located in areas where the Group is a large producer, allowing market access to higher prices and the opportunity to reroute production when adjoining, third-party systems are constrained or would result in lower pricing for product sales. The Group also earns additional revenue for transporting third-party operators’ production through its systems, effectively reducing the operating costs of the Group’s midstream system and ultimately improving consolidated operating margins.

The Group intends to continue optimising its operations in a manner that prioritises the generation of cash flow. The Group’s principal focus is on enhancing producing wells, not drilling new wells, thereby allowing it to optimise PDP revenues and reduce costs.

Generate consistent shareholder returns through vertical integration, strategic hedging and cost optimisation

The Group intends to continue its strategy of delivering value to shareholders through a combination of paying dividends, reinvesting in accretive growth, repaying debt and investing in its sustainability initiatives. From time-to-time, the Group will also evaluate and pursue share repurchase opportunities as incremental return of capital to its shareholders. The Group’s shareholder return focus as well as the ability to incur debt purposefully structured to provide for amortisation and that reduces leverage over time, is supported by a conservative hedging strategy that seeks to substantially insulate cash flows from commodity price volatility and provide increased predictability of the Group’s returns.

Since the LSE IPO, the Group has paid an aggregate of approximately $783 million in dividends and has repurchased approximately $172 million of the outstanding Existing Shares (as of 30 June 2025). The expected quarterly dividend payment of $0.29 per Existing Share, on an annualised basis, currently delivers a yield in the top quartile of the FTSE 250 share index and the top decile among the Russell 2000 Index. The recommendation of dividends and approval of share repurchase programs is at the discretion of the Company’s board of directors. There can be no guarantee that the Company will continue to pay dividends on the Shares or repurchase Shares in the future in accordance with past practice.

The Group aims to maximise shareholder value by realising operational efficiencies and the thorough implementation of vertical integration. To achieve this strategy, the Group utilises its SAM program to partially offset natural production declines and also leverage its scale and cost efficiencies in an effort to reduce unit operating costs and improve margins, particularly in respect of newly acquired assets. The Group proactively seeks to manage its operating costs and the Directors believe that there is further opportunity to reduce those costs given the Group’s scale and approach to vertical integration, particularly for recently acquired assets. The Group’s midstream assets also help to support cost reduction by providing operational control over the transportation of the Group’s production, thereby allowing it to optimise pricing through a selection of delivery points and providing increased operational control. The Group’s asset retirement infrastructure also helps provide cost efficiency in its well retirement and abandonment activities.

Disciplined growth through acquisitions of producing assets

The Group intends to maintain its disciplined approach to acquisitions focusing on acquiring assets that the Directors believe will provide long-term accretive cash flow generation. The Directors believe the Group is well positioned to benefit from ongoing trends in the U.S. exploration and production industry in which incumbent operators seek to divest non-core assets to generate capital necessary capital to drill and develop their core leasehold positions.

The Group has a track record as an established consolidator, and the Directors believe that the Group is one of the few operators in the United States of its scale focused on long-lived conventional production in the Appalachian Basin and Central Region. While the Group has historically focused on the Appalachian Basin and the Central Region, the fragmented operator landscape across the U.S. has created significant opportunity to find accretive asset packages that meet the goals of the Group’s historical investment standards, primarily due to its ability to effectively apply SAM program techniques to newly acquired assets as well as leveraging favourable regional commodity pricing, ample takeaway capacity and opportunities to build accretive scale around the position.

The Group has demonstrated this strategic infill growth ability in its Central Region. Through four acquisitions in 2021 the Group quickly entered the region and began building scale. Since 2022, the Group has continued this growth, as it did in the Appalachian Basin, by expanding its footprint with practical bolt-on upstream, midstream, and processing facility acquisitions. In June 2024, the Group completed the purchase of Oaktree’s proportionate working interest in the East Texas, Tapstone, Tanos and Indigo acquisitions. In addition, in August 2024, the Group completed the acquisition of high-working interest, operated natural gas properties and related facilities located within East Texas from Crescent Pass Energy, LLC. Further, in October 2024, February 2025, and March 2025 respectively, the Group completed the acquisitions of (i) operated natural gas properties located within East Texas from a regional operator, (ii) operated natural gas properties and related midstream pipeline infrastructure located within Virginia, West Virginia and Alabama, and (iii) Maverick. The Directors believe these acquisitions provided, and will provide, the Group with additional operational scale, expense efficiencies, and increased cash flows. Additionally, the Oaktree Acquisition provided additional production volumes available for sale to the U.S. Gulf Coast LNG markets.

The Group continues to look for other opportunities that fit its investment criteria across the U.S. and will continue to opportunistically expand its footprint in accordance with its stated strategy. The Group intends to maintain disciplined target leverage ratios, seeking not to unduly burden its balance sheet with additional debt for non-accretive growth.

Maintain a strong balance sheet with ability to opportunistically access capital markets

The Group actively manages its balance sheet and seeks to maintain an appropriate long-term leverage ratio between 2.0x and 2.5x. As the Group pursues its acquisition strategy, it may incur debt which exceeds the Group’s targeted long-term leverage ratio.

As of 30 June 2025, 70% of the Group’s outstanding indebtedness had an amortising structure allowing for scheduled principal repayments. These low interest fixed-rate structures contain hedge protection for the collateralised assets supporting strong margins that are intended to secure the structured borrowing repayments. This structure allows the Group to naturally deleverage over time in a manner that complements the natural low decline nature of its asset base. The Group also seeks to maintain sufficient liquidity to capitalise on acquisition opportunities as they become available. The Group will continue to seek out future acquisitions at attractive valuations and in line with its strategy, while being conservatively capitalised in order to return to its long-term leverage ratio of approximately 2.5x.

Operate assets with what the Directors believe are industry-leading sustainability initiatives

The Directors believe that natural gas is and will be a critical resource in the energy mix into the foreseeable future and will continue to play a vital role in the global and US energy supply. In addition to consistently implementing the Group’s SAM program across its asset base, the Group strives to be at the leading edge of its industry with respect to the implementation of emissions-detection technology as well as emissions reduction targets. Some of the actions the Group has taken in an effort to reduce emissions include the deployment of technologies for methane detection and reduction and the replacement or conversion of its compressors and natural gas-driven pneumatic devices.

The Board oversees the development of the Group’s climate change strategy through responsible stewardship of existing assets. To this end, the Board has established a standing Sustainability and Safety Committee whose primary focus is on evaluating issues relating to climate change, including changes in regulation and policy and other external, macro-level developments relating to climate change. The other committees of the Board are also engaged in assessing sustainability and climate-related risks within the scope of their committee role, and climate-related matters are also discussed regularly as part of the board of directors’ meetings. The Group also seeks to be proactive in social stewardship and has engaged global consultants and financial advisors to assist in its efforts to produce high quality disclosures and regulatory compliance as well as sustainability ratings agencies to assist in its efforts to provide accurate and validated reported data and company actions.

3.	Strengths

The Group benefits from the following key competitive strengths:

Relatively low-risk and low-cost portfolio of assets

The Group benefits from a highly diversified portfolio of relatively low-risk and low-cost assets. These assets include conventional and unconventional natural gas and oil producing wells located across Tennessee, Kentucky, Virginia, West Virginia, Ohio, Pennsylvania, Texas, Oklahoma, Louisiana, Wyoming, Florida, New Mexico, Alabama and Arkansas. As a result of the Group’s diverse asset base, the Group’s performance is not materially impacted by the performance of any individual well or well pad. In addition to these upstream assets, the Group’s portfolio contains natural gas gathering pipelines and a network of compression and processing facilities that are complementary to the Group’s upstream assets and allows the Group to enhance margins by reducing third-party tariffs and optimise pricing through route selection. The Group also has agreements with third parties to gather and transport their produced natural gas, which effectively reduces the operating costs of the Group’s midstream system and ultimately improves consolidated operating margins. The Group does not rely on exploration or development activity to increase reserves or drive production. As a result, it is not as exposed to the capital-intensive development and drilling risks that come with a more traditional development model. The Group’s wells are mature and generally benefit from simple and low-cost maintenance operations, as illustrated by its low relative gathering and transportation cost per Mcfe. The Group’s third party gathering and transportation cost for the six months ended 30 June 2025 was $0.35 per Mcfe. The Group’s low capital intensity reflects the low level of maintenance capital typically needed to sustain its production estimates.

Long-life and low-decline production

The Group benefits from relatively stable, long-life and low-decline production from its wells, which provides a durable, highly visible source of cash flow. This cash generation profile allows the Group to maintain a prudent allocation of cash flows consisting of dividend payments, debt reduction and organic growth reinvestment, as well as investments in sustainability initiatives and potential share repurchases. The vast majority of the Group’s wells are past their high decline phase and into their period of decline at rates that are materially lower and generally demonstrate a more stable production profile. The Group’s decline rate of approximately 10%, when taking into account its acquisitions completed in 2024 and 2025, is lower than many public, development-focused gas-weighted exploration and production companies where decline rates in excess of 30% are not uncommon. The Group’s portfolio performance is underpinned by its SAM program, which enhances production from producing wells and returns other non-producing wells to a productive state.

High margin assets benefiting from significant scale and owned midstream and asset retirement infrastructure

The Group benefits from relatively consistent production with low decline rates from its high-quality assets and significant scale that, when paired with its relatively low average cost of production, gives rise to attractive profit margins and cash flows. Corporate scale, enhanced by its acquisitions, allows the Group to leverage the extensive expertise of its work force and the experience accumulated by its employees from operating in gas-focused regions for many years, driving innovation and best practices. The Group’s significant operational scale is enhanced by its vertically integrated operations, in particular its midstream infrastructure, which results in increased control of its production flow, increased operational efficiencies, and increased third-party revenue streams, as well as its asset retirement infrastructure and operations, which allow the Group to reduce costs in respect of well retirement and abandonment obligations.

Highly experienced management and operational team

The Group’s senior management team is comprised of experienced individuals with a combined over 100 years of experience in the natural gas and oil sector. In particular, the Group benefits from the knowledge of its Chief Executive Officer, Rusty Hutson, Jr., who is highly experienced in sourcing accretive acquisitions and securing the related financing. The management team is complemented by a senior operational team with a deep understanding of U.S. onshore gas basins, spanning an average of over 30 years of operational experience. These experienced employees have a consistent focus on execution and an in-depth understanding of, and extensive experience working with, the Group’s assets. This operational experience culminates in the Group’s SAM program. The Group’s management team remains focused on efficient and effective management of production and operations while carefully controlling general and administrative expenses.

Track record of successful consolidation and integration of acquired assets

Following the development of the U.S. onshore natural gas and oil industry through what is commonly referred to as the ‘shale revolution’, there has been a significant supply of conventional and unconventional assets that have become available as a result of a number of U.S. exploration and development companies selling producing acreage viewed as non-core to their operations, as well as distressed sellers looking to supplement low cash flow with asset sale proceeds. At the same time, this increase in the supply of assets has been met by limited demand due to market uncertainty and relatively weak capital markets. The Directors believe that the Group is well positioned to take advantage of these continued consolidation opportunities. The Group’s management team has demonstrated its ability to source, fund and execute acquisitions that significantly enhance shareholder value. For example, the Group has completed 29 acquisitions since 2017 for total purchase consideration of approximately $3.6 billion.

A proactive and innovative approach to asset retirement

The Group takes seriously its responsibilities, its local communities and its environment. With safety and environmental stewardship as priorities, the Group has designed its asset retirement program to permanently retire wells that have reached the end of their economic lives. Unlike the higher risk, complex and costly “decommissioning” of deep, offshore wells with large production platforms, the retirement of the Group’s predominantly shallow, onshore wells and their small land footprints is typically far less complex and costly.

In 2017, after the LSE IPO, the Group proactively began to meet regularly with state officials to develop a long-term plan to retire its growing portfolio of long-life wells. Engaging with the appropriate regulators, the Group designed its retirement activities with an aim to be equitable for the Group’s stakeholders while placing an emphasis on the environment. This collaborative plan has resulted in 215 of the Group’s wells being retired during 2024, significantly exceeding the Group’s agreements with applicable states. The Group is a party to 5 to 10-year asset retirement plans with the states of Kentucky, Ohio, Pennsylvania and West Virginia. In the future, the Group may become subject to additional plugging obligation schedules with various States and regulators under contracts or current or future laws and regulations.

During 2022, the Group meaningfully expanded its well retirement capabilities through a series of acquisitions and the establishment of its full service, asset retirement company, Next LVL Energy LLC (“NLE”). As of 30 June 2025, the NLE team consisted of 118 employees and included capabilities for the following services: well plugging, wireline, cementing, construction, transportation, well services and permitting. The NLE team represents significant portion of the asset retirement capacity in the region. These investments in the Group’s retirement program have been well received by state leaders and as a result the Group has been engaged by the states of West Virginia, Ohio and Pennsylvania to use its skills, knowledge and capacity to help manage the retirement of portions of their inventory of abandoned and orphan wells. The Group aims to continue to grow these relationships as the Group further solidifies its position as a market leader in asset retirement.

The Group’s asset retirement program reflects its solid commitment to a healthy environment, the surrounding community and its citizens and state regulatory authorities. It partners its highly skilled personnel with the necessary financial resources to responsibly manage the Group’s assets throughout their productive lives and retirement. The Group strives to meet or exceed its annual asset retirement obligations under state agreements and has a growing track record demonstrating its ability to succeed in this effort.

4.	New Shares Admission

In order for the Company to comply with its obligations under the Prospectus Regulation, the entire class of Shares must be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s Main Market. Therefore, the Company is required to publish this Prospectus in connection with admission of the New Shares to listing on the ESICC Category of the Official List and to trading on the London Stock Exchange’s Main Market.

It is anticipated that the Exchange Shares Admission will become effective at approximately 8.00 a.m. (London time) on or around 24 November 2025 and the Consideration Shares Admission will become effective at approximately 8.00 a.m. (London time) on or around 25 November 2025.

This Prospectus does not constitute an offer or invitation to any person to subscribe for or purchase any Shares in the Company.

The Company has also applied to list the New Shares for trading on the NYSE.

5.	Canvas Acquisition

On 8 September 2025, the Group announced that it has entered into an agreement (the “Canvas Acquisition Agreement”) to acquire Canvas Energy Inc. (“Canvas”) (together with the Canvas Assets (as defined below), the “Canvas Acquisition”) for total consideration of approximately $550 million, with a purchase price multiple of approximately 3.5x on the next 12 months EBITDA for the Group (based on an effective date of 1 July 2025). The Canvas Acquisition adds complementary operated producing properties and acreage positions in Oklahoma, concentrated in Major, Kingfisher, and Canadian Counties, including approximately 23 high quality wells that have been turned to sales in the last 12 months (the wells and related assets of Canvas, being the “Canvas Assets”).

The Canvas Acquisition complements the Group’s existing Oklahoma asset portfolio and is underpinned by high EBITDA margins (based on historical operating results calculated from the company lease operating statement reports for the first nine months of 2024) of approximately 70%, contributing an estimated $155 million of next 12 months Adjusted EBITDA and next 12 months free cash flow of approximately $123 million (based upon the effective date of 1 July 2025) before any anticipated synergies. The Group’s established integration playbook and corporate infrastructure are anticipated to unlock significant and sustainable value with fast, effective and efficient integration. Familiarity with the asset base and the combined operational density provide for significant expense saving opportunities supporting the Group’s cash flow optimization focus.

The current exit rate net production of the Canvas Assets is approximately 147 Mmcfepd (24 Mboepd), as of July 2025. The Canvas Acquisition will provide the Group with additional proved PV-10 of approximately $690 million, including producing wells, current wells in progress and certain development evaluation locations. The PV-10 of the Canvas Assets are determined in accordance with generally accepted PRMS standards, using current strip prices as of 7 August 2025. The Canvas Assets also provide the Group with approximately 200 MMBoe of total reserves, calculated as of 21 March 2025, including producing wells, and undeveloped wells. The Canvas Acquisition is also expected to provide the Group with anticipated meaningful annual run rate synergies, and with provide significant operational overlap in Central Oklahoma, with a combined approximately 1.6 million net acres.

The gross assets of Canvas as of 30 June 30, 2025 amounted to $689 million. For the twelve-month period ended June 30, 2025, revenue and other income items of Canvas was $304 million, and net income (loss) was $107 million.

The Canvas Acquisition is expected to complete on or around 24 November 2025, and the Company expects to issue up to 3,894,776 new Shares in the capital of the Company (the “Consideration Shares”) to the shareholders of Canvas in connection with the Canvas Acquisition. The Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 4(a)(2) thereof and therefore cannot be sold or transferred except as permitted under the US Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom. In connection with the Canvas Acquisition, the Group intends to issue asset-backed securities in the aggregate principal amount of up to $400 million, to be secured by certain producing wellbores included in the Canvas Assets (“ABS XI”). The Group intends to utilize proceeds from ABS XI to finance the Canvas Acquisition, fund certain ABS XI reserve accounts, and for other general corporate purposes.

4.	Overview of Assets and Principal Activities

The Group has historically operated within the Appalachian Basin, which covers an area of 185,500 square miles. While the area came to prominence following the discovery of significant shale gas reserves in 2009 in the Utica and Marcellus Shales, it has been a major producer of natural gas, NGLs and oil from conventional vertical well development since the late 19th century, making it the oldest producing basin within the United States. Through a series of acquisitions beginning in 2021, the Group obtained its first assets in the Central Region and since then, has quickly expanded its footprint and built significant scale.

The Group’s assets are located within the Permian Basin, Central Region, Rockies (Wyoming), Southeast (Alabama and Florida), and Appalachian Basin of the U.S. as of 30 June 2025.

The Group has sought to position itself as a consolidator of mature producing assets, and the Directors believe that the Group is one of the few operators in the United States of its scale focused on long-lived conventional production in the Appalachian Basin and Central Region. The Group’s goal is to replicate the success achieved to date in each of these regions, as the Directors believe there are considerable growth opportunities across the North American landscape.

The Group focusses on producing natural gas, NGLs and oil from established conventional and mature unconventional wells. The Group had average daily production of 1,007 MMcfepd for the six months ended 30 June 2025. Based on the Group’s operational experience with its assets, the Directors believe that many of the wells in the Group’s inventory have low-risk, up-hole potential that has yet to be fully quantified. Additionally, most of the Group’s acreage is held by production. Due to the significant well control and geologic understanding of the Group’s portfolio, the Directors believe there is also potential for significant, low-cost, low-risk developmental drilling opportunity within the Group’s assets that could be pursued through joint venture arrangements, a sale of the Group’s undeveloped acreage, targeted internal development programs or farm-out agreements with other operators. The Group regularly evaluates opportunities to further extract value from its acreage portfolio.

The production profiles of the wells across these formations demonstrate similar characteristics. Most of these formations produce natural gas and/or oil on a hyperbolic curve with an initial rapid decline followed by gradual decline of production over a long period of time. This modest, later-life rate of decline enables the Group to plan for the future production profile of its producing assets.

The PV-10 value of reserves for the Group as at 30 June 2025 is $5.8 billion. The following table provides the Group’s reserves and PV-10.

NYMEX Strip Pricing
Estimated Proved Reserves(1) (as of 30 June 2025)
Natural gas (MMcf)	4,412,389
Natural gas liquids (MBbl)	152,223
Oil (MBbl)	109,407
Total (MMcfe)(2)	5,982,169
PV-10(3)	$5,811,764

Estimated Proved Developed Reserves
Natural gas (MMcf)	4,247,777
Natural gas liquids (MBbl)	146,147
Oil (MBbl)	79,473
Total (MMcfe)(2)	5,601,497

Estimated Proved Undeveloped Reserves
Natural gas (MMcf)	164,612
Natural gas liquids (MBbl)	6,076
Oil (MBbl)	29,934
Total (MMcfe)(2)	380,672

Notes:

(1)	The Group’s reserves are calculated in accordance with the PRMS Standards, based on NYMEX Strip Pricing, as reported in Old DEC’s half year report for the six months ended 30 June 2025.

(2)	Assumes a ratio of six Mcf of natural gas per Bbl.

(3)
The PV-10 of the Group’s proved reserves as of June 30, 2025, was prepared without giving effect to taxes or hedges. PV-10 is a non- GAAP and non-IFRS financial measure and generally differs from the “standardised measure of future net cash flows,” the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net cash flows. The Directors believe that the presentation of PV-10 is relevant and useful to the Group’s investors as supplemental disclosure to the standardised measure because it presents the discounted future net cash flows attributable to the Group’s reserves prior to taking into account future corporate income taxes and the Group’s current tax structure. While the standardised measure is dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. Investors should be cautioned that neither PV-10 nor the standardised measure represents an estimate of the fair market value of the Group’s proved reserves.

The following table presents production for the Group for the year ended 31 December 2024 and for the six months ended 30 June 2025.

	30 June 2025	31 December 2024
Production
Natural Gas (MMcf)	140,106	244,298
NGLs (MBbls)	3,911	5,980
Oil (MBbls)	3,121	1,568
Total production (MBoe)	182,298	289,586

The Group operates in five primary fields:

•	Appalachia Basin in multiple states, which is comprised of various conventional shallow oil and gas reservoirs, and the stacked Marcellus and Utica shales;

•	the Permian Basin in West Texas and New Mexico, which consists of various stack plays;

•	East Texas Basin in East Texas and Louisiana, which consists of the stacked Cotton Valley, Haynesville, and Bossier shales;

•	Anadarko Basin in North Texas and Oklahoma, which consists of various stacked plays; and

•	Fort Worth Basin in Central Texas, which is comprised of the Barnett Shale.

The following table presents production for the Group’s Appalachian region, which is considered significant, or greater than 15% of the Group’s total proved reserves.

30 June 2025
Production
Natural Gas (MMcf)	140,106
NGLs (MBbls)	3,911
Oil (MBbls)	3,121
Total production (MMcfe)	182,298

5.	Reserves

Productive Wells

Productive wells consist of producing wells, wells capable of production and wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which the Group has an interest, operated and non-operated, and net wells are the sum of the Group’s fractional working interest owned in gross wells. The following table summarises the Group’s productive natural gas and oil wells as of 31 December 2024.

As of 31 December 2024
Total gross productive wells	76,510
Natural gas wells	73,055
Oil wells	3,455
Total net productive wells	64,180
Natural gas wells	62,384
Oil wells	1,796

As of 31 December 2024(1)
Total gross in progress wells	-
Total net in progress wells	-

Note:

(1)	Comprised of wells in the Appalachian Region.

Exploratory and Development Drilling Activities

Information regarding the Group’s drilling and development activities is set forth below:

	Development
	Productive wells		Dry wells		Total
Year	Gross	Net	Gross	Net	Gross	Net
2024	–	–	–	–	–	–
2023	4	4	–	–	4	4
2022	5	2	–	–	5	2

The Group has drilled no exploratory wells (productive or dry) during the years ended 31 December 2024 and 2023.

During 2024, the Group completed the development of the four remaining wells acquired in the Tanos II acquisition that had been under development as of 31 December 2023. As of 31 December 2024, the Group had no development wells in progress.

Between 2022 and 2025, the Group participated in 217 development opportunities on a non-operating basis, including 12 in the Appalachian Region and 205 in the Central Region. As of the date of this document, all 12 of the Appalachian development wells remain producing. In the Central Region, 132 development wells were completed from 2022 to 2024, and 73 wells in 2025 are at various stages of production.

Developed and Undeveloped Acreage

The following table sets forth certain information regarding the total developed and undeveloped acreage in which the Group owned an interest as of 31 December 2024. Developed acres are acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. Approximately 99.9% of the Group’s acreage was held by production at 31 December 2024. ‘Held by production’ means that the lease does not expire as long as the land is still producing.

Developed Acreage		Undeveloped Acreage		Total Acreage
Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
7,073,071	3,917,121	8,418,195	5,572,567	15,491,266	9,489,688

Notes:

(1)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(2)
A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

The undeveloped acreage numbers presented in the table above have been compiled using best efforts to review and determine acreage that is not currently drilled but may be available for drilling at the current time under certain circumstances. Whether or not undrilled acreage may be drilled and thereafter produce economic quantities of oil or gas is related to many factors which may change over time, including oil and gas prices, service vendor availability, regulatory regimes, midstream markets, end user demand, and macro and micro financial conditions; the undeveloped acreage described herein is presented without an opinion as to economic viability, as a result of the aforesaid factors. Additionally, it is noted that certain formations on a land tract may be already developed while other formations are undeveloped.

The following table sets forth the number of total gross and net undeveloped acres as of 31 December 2024 that will expire in 2025, 2026 and 2027 unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such acreage is extended or renewed.

	Gross	Net

2025	25,721	2,884
2026	2,690	59
2027	–	–

The Group’s primary focus is to operate its existing producing assets in a safe, efficient and responsible manner. However, the Group also assesses areas subject to lease expiration for potential development opportunities when prudent. As of 31 December 2024, the Group had no development plans and therefore has not classified any other potential undrilled locations on this acreage as proved undeveloped reserves.

6.	Production Volumes, Average Sales Prices and Operating Costs

	30 June 2025	30 June 2024	31 December 2023	31 December 2024
Production
Natural Gas (MMcf)	140,106	114,409	256,378	244,298
NGLs (MBbls)	3,911	2,829	5,832	5,980
Oil (MBbls)	3,121	730	1,377	1,568
Total production (MMcfe)	182,298	135,763	299,632	289,586
Average daily production (MMcfepd)	1,007	746	821	791
% Natural gas (Mcfe basis)	77%	84%	86%	84%
Average realised sales price (excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$3.11	$1.83	$2.17	$1.90
NGLs (Bbls)	25.76	25.07	24.23	25.17
Oil (Bbls)	64.72	76.97	75.46	74.71
Total (Mcfe)	$4.05	$2.48	$2.68	$2.53
Average realised sales price (including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.88	$2.58	$2.86	$2.57
NGLs (Bbls)	23.09	23.82	26.05	24.32
Oil (Bbls)	66.08	70.49	68.44	69.54
Total (Mcfe)	$3.84	$3.05	$3.27	$3.05
Revenue (in thousands)
Natural gas	$435,082	$209,008	$557,167	$464,600
NGLs	100,745	70,935	141,321	150,513
Oil	202,001	56,185	103,911	117,146
Total commodity revenue	$737,828	$336,128	$802,399	$732,259
Midstream revenue	22,200	17,416	30,565	32,535
Other revenue	18,037	15,130	35,299	30,047
Total revenue	$778,065	$368,674	$868,263	$794,841
Gain (loss) on derivative settlements (in thousands)
Natural gas	$(31,437)	$86,035	$177,139	$164,452
NGLs	(10,440)	(3,561)	10,594	(5,055)
Oil	4,223	(4,725)	(9,669)	(8,108)
Net gain (loss) on commodity derivative settlements(1)	$(37,654)	$77,749	$178,064	$151,289
Total revenue, inclusive of settled hedges	$740,411	$446,423	$1,046,327	$946,130
Per Mcfe Metrics
Average realised sales price (including impact of derivatives settled in cash)	$3.84	$3.05	$3.27	$3.05
Midstream and other revenue	0.22	0.24	0.22	0.22
LOE	(1.12)	(0.73)	(0.71)	(0.80)
Midstream operating expense	(0.20)	(0.26)	(0.23)	(0.24)
Employees, administrative costs and professional services	(0.26)	(0.30)	(0.26)	(0.30)
Recurring allowance for credit losses	--	–	(0.03)	—
Production taxes	(0.22)	(0.15)	(0.21)	(0.12)
Transportation expense	(0.35)	(0.31)	(0.32)	(0.31)
Proceeds received from leasehold sales	0.38	0.05	0.09	0.14
Adjusted EBITDA per Mcfe	$2.29	$1.59	$1.82	$1.64
Adjusted EBITDA Margin	56%	49%	52%	50%
Other financial metrics (in thousands)
Adjusted EBITDA	$417,977	$217,787	$546,788	$472,309
Operating profit (loss)	$133,215	$2,391	$1,161,051	$(43,026)
Net income (loss)	$(33,926)	$15,745	$759,701	$(87,001)

Note:

(1)
Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

7.	Acquisitions and Consolidation

The Group continues to identify attractive acquisition and investment opportunities to purchase additional producing assets in or around its existing footprint, as well as outside of the states in which the Group currently operates. Each target acquisition is evaluated within strict criteria and the Group’s disciplined approach to evaluating opportunities seeks to ensure that it pursues only those acquisitions that possess a consistent asset profile, significant upside, and have the potential to drive positive cash flow per share accretion. In addition, the Group also considers the emissions profiles of target acquisitions in its evaluations. Volatile commodity price environments and recent industry consolidations create market opportunities to build on the Group’s strategy of value-accretive acquisitions as other companies seek exit strategies to divest non-core assets creating the necessary capital to drill and develop their core leasehold positions. The Group continues to explore opportunities and anticipates being active in a strong M&A market consistent with its proven strategy and successful track record of integrating and optimising newly acquired assets.

Canvas Acquisition

Details of the Canvas Acquisition are as set out in paragraph 5 of Part 2 of this document.

Maverick Acquisition

In March 2025, the Group announced the completion of its acquisition of Maverick, a portfolio company of EIG, through a merger of Remington Merger Sub, LLC, a newly formed subsidiary of DGOC, with and into Maverick, with Maverick surviving the merger as a subsidiary of DGOC (the “Maverick Acquisition”) for a consideration of $446 million. The gross value of the transaction was approximately $1.275 billion and was funded through the issue of 21,194,213 new Ordinary Shares direct to the unitholders of Maverick, and approximately $211 million in cash. The transaction also included the assumption of approximately $518 million of ABS Maverick Notes outstanding and the payoff of $202 million outstanding on Maverick’s credit facility on the acquisition date.

The Maverick Acquisition provided the Group with additional PDP net production of approximately 350 Mmcfed (58 MBoepd) based on estimated average daily production for October 2024 and historical performance and engineered type curves and a PDP PV-10 of approximately $1.7 billion. The Maverick Acquisition combined two complementary asset packages, pairing high-quality PDP weighted production assets with the lowest corporate decline and capital intensity among peers. The acquisition added immediate scale, increased liquids production, and created a combined company with long-term free cash flow generation, superior unit cash margins, and a compelling sustainability profile.

8.	Operations

Customers

The Group’s production is generally sold on month-to-month contracts at prevailing market prices. During the year ended 31 December 2024, no customers individually comprised more than 10% of total revenues.

Because alternative purchasers of oil and natural gas are readily available, the Directors believe that the loss of any of these purchasers would not result in a material adverse effect on the Group’s ability to sell future oil and natural gas production. In order to mitigate potential exposure to credit risk, the Group may require from time to time for the Group’s customers to provide financial security.

Delivery commitments

The Group has contractually agreed to deliver firm quantities of natural gas to various customers, which it expects to fulfill with production from existing reserves. The Group regularly monitors its proved developed reserves to ensure sufficient availability to meet these commitments. The following table summarises the Group’s total gross commitments, compiled using best estimates based on the sales strategy of the Group, as of 31 December 2024.

Natural Gas (MMcf)
2025	77,187
2026	52,802
2027	130,911
Thereafter	242,276

Transportation and Marketing

Diversified Energy Marketing, LLC, the Group’s wholly owned marketing subsidiary, provides marketing services and contractual pipeline capacity management services primarily for the Group’s benefit, but also to certain third parties.

The Group’s transportation infrastructure is diversified and allows it to capitalise on strengthening markets while also providing reliable takeaway capacity. This is principally achieved through the Group’s vertically integrated midstream systems and the synergistic nature of its asset base. As a result, the Group’s midstream infrastructure allows for access to advantageous pricing year-round and flow assurance while entering into minimal firm transportation agreements.

When prudent, however, the Group enters into arrangements that capture opportunities related to the marketing and transportation of natural gas, NGLs and oil, which primarily involve the marketing of the Group’s own equity production and that of royalty owners that hold interests in its wells. Additionally, from time-to-time, the Group assumes firm transportation agreements when acquiring wells.

The Group’s midstream systems, as well as its arrangements, allow it to access growing high-demand markets in the U.S. Gulf Coast region while low-cost transportation on northeast pipelines allows it to capture in-basin pricing. Certain of the Group’s capacity agreements contain multiple extension and reduction options that allow it to adjust its transportation infrastructure as necessary for its production or to capture future market opportunities. As of 31 December 2024, the Group’s transportation arrangements provide access to 522 MMcfepd of takeaway capacity. These firm transportation agreements may require minimum volume delivery commitments, which the Directors expect to principally fulfill with production from existing reserves.

To date, the Group has not experienced significant difficulty in transporting or marketing its natural gas, NGLs and oil production as it becomes available; however, there is no assurance that the Group will always be able to transport and market all of its production. See “Risk Factors —The Group may experience delays in production, marketing and transportation.”

Competition

The Group’s marketing activities compete with numerous other companies offering the same services, many of which possess larger financial and other resources than the Group. Some of these competitors are other producers and affiliates of companies with extensive pipeline systems that are used for transportation from producers to end users. Other factors affecting competition are the cost and availability of alternative fuels, the level of consumer demand and the cost of and proximity to pipelines and other transportation facilities. The Directors believe that the Group’s ability to compete effectively within the marketing segment in the future depends upon establishing and maintaining strong relationships with customers.

Seasonality

Demand for natural gas and oil generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies and consumers procurement initiatives can also lessen seasonal demand fluctuations. Seasonal anomalies can increase competition for equipment, supplies and personnel and can lead to shortages and increase costs or delay the Group’s operations.

Title to Properties

The Directors believe that the Group has satisfactory title to substantially all of its active properties in accordance with standards generally accepted in the oil and natural gas industry. The Group’s properties are subject to customary royalty and overriding royalty interests, certain contracts relating to the exploration, development, operation and marketing of production from such properties, consents to assignment and preferential purchase rights, liens for current taxes, applicable laws and other burdens, encumbrances and irregularities in title, which the Directors believe do not materially interfere with the use of or affect the value of such properties. Prior to acquiring producing wells, the Group endeavors to perform a title investigation on an appropriate portion of the properties that is thorough and is consistent with standard practice in the natural gas and oil industry.

Generally, the Group conducts a title examination and performs curative work with respect to significant defects that it identifies on properties that it operates. The Directors believe that the Group has performed reasonable and protective title reviews with respect to an appropriate cross-section of its operated natural gas and oil wells.

9.	Capital Expenditure and Liquidity

The Group’s ongoing capital expenditures are focused on its midstream operations, which includes pipelines and compression, as well as production optimisation, technology, upstream operations, well retirement expansion, fleet, emissions reductions initiatives, and when prudent, may include development activities targeted at replacing production. Given the Group’s operational focus to acquire and operate mature conventional wells and unconventional wells with a shallow decline rate, it does not incur the significant capital expenditures associated with operated drilling and completion activities that would typically be incurred by other development focused exploration and production companies.

In conjunction with the Oaktree Acquisition and following the Company’s capital allocation policy review, on 19 March 2024, the Old DEC Board recommended a dividend of $0.29 per Existing Share quarterly, $1.16 per Existing Share annually. There can be no guarantee that the Group will continue to pay dividends in amounts consistent with historical practice or at all.

The Group continues to seek to generate and increase free cash flow. The Directors plan to maintain the Group’s hedging strategy and take advantage of market opportunities to raise the floor price of the Group’s risk management program. The Group will seek to retain its strategic advantages in purposeful growth through a disciplined capital expenditure program that continues to secure relatively low-cost financing that supports acquisitive growth while maintaining low leverage and ample liquidity. In addition, the Group intends to remain proactive in its sustainability endeavours by continuing to include sustainability initiatives in future capital allocation decisions.

10.	Recent developments and trends affecting the Group

On 3 November 2025, the Company announced its trading results for the 3-month period ended 30 September 2025. For the 3-month period ended 30 September 2025, the average production for the Group was 1,127 MMcfedp (188 Mboepd), the Adjusted EBITDA for the Group was approximately $286 million with an Adjusted EBITDA Margin of 66 per cent. (74 per cent. unhedged), and the Adjusted Free Cash Flow was $144 million after approximately $9 million of non-recurring costs. The Total Revenue per unit for the Group was $4.82/Mcfe ($28.92/Boe) and the Adjusted Operating Cost per unit was $2.08/Mcfe ($12.48/Boe) for the 3-month period ended 30 September 2025. Further, in the nine-month period ended 30 September 2025, the Group returned approximately $146 million to shareholders, including $61 million in share buybacks and retired approximately 203 million in principal on the ABS debt outstanding.

On 8 September 2025, the Group also announced the Canvas Acquisition, details of which are as set out in paragraph 5 of Part 2 of this document. The Canvas Acquisition is expected to be completed on or around 24 November 2025, and the Company expects to issue up to 3,894,776 Consideration Shares to the shareholders of Canvas in connection with the acquisition.

11.	Employees

As at 31 December 2024, the Group had 1,589 full-time employees, comprising 1,187 production employees and 402 production support employees located in ten states in the U.S.

12.	Environmental, Health and Safety

Overview

Environmental, health, and safety (“EHS”) management remains a top priority for the Group, and the Group demonstrates its commitment to environmental stewardship in the communities in which it operates.

The Directors believe that good business includes improving the safety of assets the Group has acquired, eliminating and reducing fugitive emissions, consolidating duplicative pipeline networks, eliminating excessive compression facilities and extending the lives of producing wells in order to offset the need to generate supply from newly drilled wells. The Group seeks to take a rigorous approach to managing the potential impacts of production fluid spills, which may include natural gas liquids, oil or produced water. Proper waste management and protection of biodiversity are of high importance to the Group, and it continuously works to mitigate or manage any impact from these spills.

The board of directors and employees have a shared commitment to becoming good and trusted stewards of the environment, to ensure that the Group’s operations meet or exceed all applicable EHS standards, and to achieve EHS excellence.

The Group expects a similar commitment to safety and environmental stewardship from its business partners with whom it conducts business, so it utilises a leading supply chain risk management firm to help the Group pre-screen contractors with high safety performance records and then to continuously monitor the contractors’ performance for ongoing compliance with its own expectations as well as with state and federal operating standards.

Total Recordable Incident Rate

The Group strives to maintain a zero-harm working environment and remain steadfast in its commitment to improving safety performance throughout its footprint. The goal of the Group’s occupational health and safety program is to foster a safe and healthy occupational environment for employees and other stakeholders that encounter its operations. Health and safety is a top priority for the Group and is underscored by its operating performance, as well as its daily operational goals of promoting “Safety—No Compromises.” The Group’s Total Recordable Incident Rate (“TRIR”), defined as the sum of lost time injuries, restricted work injuries and medical treatment injuries per 200,000 work hours, and represents all injuries that require medical treatment in excess of simple first aid, in 2024 of 0.89 was below its goal of 1.07 and a 30% improvement from the 2023 results of 1.28 and was driven by a foreman-led safety approach, enhanced good catch/near miss reporting, and a new safety program for short-service field employees. As with any kind of company incident, the Group’s senior operations and EHS leadership teams review results with a specific emphasis on root causes and change improvements to mitigate future incidents. These mitigation efforts are shared with all employees, whether new to the Group following an acquisition or a long-term employee, to help ensure improved performance in the future.

Lost Time Incident Rate

The Group’s Lost Time Incident Rate (“LTIR”), defined as the sum of lost time injuries per 200,000 work hours was 0.38 in 2024.

Preventable Motor Vehicle Accident Rate

With more than 1,500 employees on the road each day, road safety awareness and safe driving are of paramount importance to the Group; its goal is zero preventable vehicle incidents. Given the Group’s expansive asset portfolio across the Appalachian Basin and Central Region, its well tenders and other field employees often spend a significant portion of their days driving. The Group realised a significant improvement in its preventable Motor Vehicle Accident (“MVA”) Rate, defined as the rate of preventable accidents that occurred during the year per million miles driven by its field personnel, in 2024. The Group is proud of this accomplishment given the more than 26 million miles driven by its employees during the course of the year largely as a result of the often rural and widespread nature of its asset base and the additional staff members that joined the Group from its acquisitions. The improvement in the Group’s MVA rate was primarily due to specific actions taken to enhance performance and accountability, including the implementation of vehicle telemetric monitoring.

Reportable Spills

A spill is the introduction into the environment, other than as authorised and whether intentional or unintentional, of a substance that has the potential to cause adverse effects to the environment, human health or infrastructure. A reportable spill is one that must be disclosed to any regulatory agency where the Group operates. Intensity rate reflects the reportable volume of oil and produced water spills divided by the total gross volume of oil and produced water handled during the period.

The continued expansion of the Group’s operating footprint through Central Region acquisitions has resulted in an increased volume of water produced and handled in its operations due to the geological nature of the formations in the Central Region when compared to Appalachia and the higher concentration of unconventional wells. The Group aims for zero spills and continues to seek process enhancements, safety procedures and training to manage and reduce the number of spills in the future.

The Group’s exposure to significant spills of liquid products is inherently low given its current production profile of 84 % dry natural gas. Nonetheless, the Group seeks to take a rigorous approach to managing any impact of a potential fluid spill and implements practices and processes to minimise or eliminate such spills.

Approach to Sustainability

The Group’s approach to sustainability management encompasses consideration of its climate, environmental and social impacts as well as its responsibility to conduct business in accordance with high standards of governance. Through the Group’s commitment to stakeholder engagement and regular consideration of internal and external feedback, the Group seeks to proactively manage the topics most important to its business and corporate strategy and further seeks to report transparently on those topics. The Group’s objectives to improve and address these key areas have served as the foundation of the Group’s sustainability efforts and strategy, informing where progress should be tracked and new forward-looking targets should be set.

The Group’s stewardship approach to owned assets centres on investments in improving or restoring production, optimising the integrity and efficiency of its assets and reducing emissions before safely and permanently retiring those assets at the end of their productive life. Additionally, the Group’s approach to acquisitions utilises intentional consideration of the emissions profile and geographic location of target assets in determining their compatibility with the Group’s portfolio and the Group’s emissions reduction and environmental goals. In doing so, the Group is able to recognise the immediate accretive benefit of the acquisitions to its emissions profile or to develop a near-term plan to achieve those benefits.

The Group remains diligently focused on its previously stated near-term goal to reduce methane emissions from its operations. Related to this objective, in 2023, the Group successfully achieved its previously stated 2030 goal of a 50% reduction in Scope 1 methane emissions intensity, marking a major milestone in the Group’s emissions reduction journey, seven years ahead of target. Committed to pushing forward in this regard, in 2024, the Group continued to build on this success by expanding the coverage of its LDAR programs in both Appalachia and the Central Region, expanding midstream LDAR surveys, and advancing the elimination or replacement of natural gas-driven pneumatic devices and pumps. These initiatives were more than enough to offset the addition of methane emissions through acquisitions during the year. At year-end 2024, Scope 1 methane intensity inclusive of acquisitions, totaled 0.7 MT CO2e/MMcfe. The Group’s dedicated human capital and financial investments aimed largely at leak detection and repair efforts in its Appalachian upstream assets and conversion of natural gas-driven pneumatic devices to compressed air across its portfolio contributed to a 13% year-over-year reduction in reported methane emissions intensity for year-end 2024.

While the Group’s near‑term environmental focus is on methane reductions, it also continues to address total Scope 1 and 2 greenhouse gas (“GHG”) emissions goals through its work to identify and reduce CO2 emissions accordingly. This work includes partnering its marginal abatement cost curve development efforts with a new process aimed at building and maintaining real-time emissions intelligence through the Iconic Air platform. Collectively, these tools enhance the accuracy and power of predictive analytics related to the Group’s emissions, thus offering management potential access to better data and more tools for more informed decision-making.

Though the Group’s upstream, midstream and asset retirement business units encompass distinct activities, the Group views its corporate and individual employee actions through the lens of a single, unified ‘OneDEC’ approach that drives a culture of operational excellence fostered through the integration of people and the standardisation of processes and systems. The Group’s OneDEC approach is an effort centered around supporting and encouraging company-wide initiatives by ensuring alignment of the Group’s corporate and sustainability initiatives with departmental action supported by financial investment and boots on the ground. Thus, the Group embeds its strategic frameworks, values and stewardship business model in its OneDEC culture to align the organisation, its goals and its priorities around continued progress.

The Directors view sustainability through the dual lens of seeking to create long-term value for the Group’s stakeholders and to ensure that the Group’s daily actions contribute to a sustainable environment and planet for society at large. When the Group aligns its stewardship-focused business model and OneDEC culture with its commitment to sustainability, the Group is doing so with this dual lens in mind.

The Group challenges itself to consider these topics and more when it effectuates its business model, corporate strategy, sustainability commitments, daily operations and risk management practices.

Human Capital Management

As of 31 December 2024, the Group had 1,589 full-time employees.

The vast majority of the Group’s employee base consists of production employees, including its upstream and midstream field personnel. All other employee positions, including back office, administrative and executive positions, are production support roles.

As part of a coordinated diversity and engagement strategy within the Group’s recruitment processes, the Group has engaged a number of external agencies across specific geographic areas of focus within its operating footprint in support of driving diversity within the Group. The percentage of women in the Group’s employee base at 31 December 2024 was 13%, with the majority of such women serving in production support roles. The composition of the Group’s employee workforce is a reflection of the employees that it retains from the sellers at the time of acquisitions. When coupled with a total annual turnover rate of approximately 14%, the Group’s opportunity to further diversify its workforce is somewhat limited. Nonetheless, the Group seeks to generate a diverse candidate pool from which it can identify and hire the most qualified individuals, regardless of gender, to the benefit of the Group and its stakeholders.

With effect from the Scheme Effective Time, the Board is expected to consist of one female and five male directors. As at 31 December 2024, the Group’s senior management, including its executive committee and its direct reports but excluding the Director, consisted of 92 employees, including 36 females (39%) and 56 males (61%).

13.	Government Regulation

General

The Group’s operations in the United States are subject to various federal, state and local (including county and municipal level) laws and regulations. These laws and regulations cover virtually every aspect of the Group’s operations including, among other things: use of public roads; construction of well pads, impoundments, tanks and roads; pooling and unitisations; water withdrawal and procurement for well stimulation purposes; wastewater discharge, well drilling, casing and hydraulic fracturing; stormwater management; well production; well plugging; venting or flaring of natural gas; pipeline construction and the compression and transportation of natural gas and liquids; reclamation and restoration of properties after natural gas and oil operations are completed; handling, storage, transportation and disposal of materials used or generated by natural gas and oil operations; the calculation, reporting and payment of taxes on natural gas and oil production; and gathering of natural gas production. Various governmental permits, authorisations and approvals under these laws and regulations are required for exploration and production as well as midstream operations. These laws and regulations, and the permits, authorisations and approvals issued pursuant to such laws and regulations, are intended to protect, among other things: air quality; ground water and surface water resources, including drinking water supplies; wetlands; waterways; protected plants and wildlife; natural resources; and the health and safety of the Group’s employees and the communities in which it operates.

The Group endeavours to conduct its operations in compliance with all applicable U.S. federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements against a backdrop of variable geologic and seasonal conditions, non-compliance during operations can occur. Certain non-compliance may be expected to result in fines or penalties, but could also result in enforcement actions, additional restrictions on the Group’s operations, or make it more difficult for the Group to obtain necessary permits in the future. The possibility exists that new legislation or regulations may be adopted which could have a significant impact on the Group’s operations or on its customers’ ability to use the Group’s natural gas, natural gas liquids and oil, and may require the Group or its customers to change their operations significantly or incur substantial costs.

Environmental Laws

Many of the U.S. laws and regulations referred to above are environmental laws and regulations, which vary according to the jurisdiction in which the Group conducts its operations. In addition to state or local laws or regulations, the Group’s operations are also subject to numerous federal environmental laws and regulations. Below is a discussion of some of the more significant federal laws and regulations applicable to the Group and its operations.

Clean Air Act

The federal Clean Air Act and analogous state laws and federal and state regulations regulate air emissions primarily through permitting and/or emissions control requirements. This affects natural gas production and processing operations. Activities subject to these rules include pipeline compression, venting and flaring, hydraulic fracturing and completion operations, as well as fugitive emissions. The Group obtains permits from the responsible authority, typically state or local authorities, to conduct these activities. Additionally, the Group is often required to obtain pre-approvals for construction or modification of certain facilities, to meet stringent air permit requirements, or to evaluate and use specific equipment, technologies or best management practices in order to reduce, control, or minimize emissions. Federal and state governmental agencies continue to investigate the potential for emissions from oil and natural gas activities, and further regulation could increase the Group’s cost or temporarily restrict its ability to produce. Under the U.S. Environmental Protection Agency’s (“EPA”) final methane and volatile organic compound (“VOC”) rules published on 8 March 2024 and effective 7 May 2024, new and existing sources in the exploration, production, transmission, processing and storage segments must comply with comprehensive standards of performance, including a phased-in leak-detection, monitoring and repair program, zero-emission requirements for certain equipment, and third-party detection provisions. In addition, “related source” aggregation requirements may cause multiple nearby facilities to be treated as one major source for permitting purposes. On 31 July 31 2025, the EPA issued an interim final rule titled Extension of Deadlines in Standards of Performance for New, Reconstructed, and Modified Sources and Emissions Guidelines for Existing Sources: Oil and Natural Gas Sector Climate Review Final Rule, 90 Fed. Reg. 35,966. This interim final rule extended certain compliance deadlines, became effective immediately, though the public comment period on the interim final rule was extended to early October 2025. The rule has been challenged in court, and the timing and impact of any final rule on results of operations remain uncertain.

The impact of future regulatory and legislative developments, if adopted or enacted, could result in increased compliance costs, increased utility costs, additional operating restrictions on the Group’s business and an increase in the cost of products generally. Although such costs may impact the Group’s business directly or indirectly by impacting its facilities or operations, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding the additional measures and how they will be implemented.

Clean Water Act

The federal Clean Water Act (“CWA”), corresponding state laws, and federal and state regulations affect the Group’s operations by regulating storm water or other discharges of substances, including pollutants, sediment, and spills and releases of oil, brine and other substances, into surface waters, and in certain instances imposing requirements to dispose of produced wastes and other oil and gas wastes at approved disposal facilities. The discharge of pollutants into jurisdictional waters is prohibited, except in accordance with the terms of a permit issued by the EPA, the U.S. Army Corps of Engineers, or a delegated state agency. These permits typically require regular monitoring and compliance with effluent limitations, and include reporting requirements. Federal and state regulatory agencies can impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. However, following the Supreme Court’s 2023 decision in Sackett v. EPA and the Agencies’ final “waters of the United States” (“WOTUS”) conforming rule (effective 8 September 2023), the geographic scope of CWA jurisdiction has been narrowed, potentially reducing the number of Group facilities requiring federal discharge permits, although state-level requirements generally remain unchanged.

Endangered Species and Migratory Birds

The federal Endangered Species Act, corresponding state laws, and federal and state regulations restrict activities in the U.S. that may impact plant and animal species that are threatened or endangered and their critical habitat. The Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act provide similar protections to migratory birds and bald and golden eagles, respectively, and their nests and eggs. Some of the Group’s operations are located in areas that are or may be designated as protected habitats for endangered or threatened species, or in areas where migratory birds or bald and golden eagles are known to exist. In June 2024, the U.S. Fish and Wildlife Service finalized a rule establishing an incidental-take permitting framework for migratory birds; the Group will evaluate whether incidental-take authorization is advisable for future projects. Laws and regulations intended to protect threatened and endangered species, migratory birds, or bald and golden eagles could have an impact on the Group’s construction activities and operations. New or additional species that may be identified as requiring protection or consideration could also lead to prohibitions, delays or increased expense in obtaining permits for operations and/or other restrictions may be imposed, including operational restrictions.

Safety of Gas Transmission and Gathering Pipelines

Natural gas pipelines serving the Group’s operations are subject to regulation by the U.S. Department of Transportation’s Pipeline and Hazardous Materials Safety Administration (“PHMSA”) pursuant to the Natural Gas Pipeline Safety Act of 1968, (“NGPSA”), as amended by the Pipeline Safety Act of 1992, the Accountable Pipeline Safety and Partnership Act of 1996, the Pipeline Safety Improvement Act of 2002 (“PSIA”), the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, and the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”). The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transmission pipelines in high-consequence areas. Additionally, certain states, such as West Virginia, also maintain jurisdiction over intrastate natural gas lines. In October 2019, PHMSA finalised the first of three rules that, collectively, are referred to as the natural gas “Mega Rule.” The first rule imposed additional safety requirements on natural gas transmission pipelines, including maximum operating pressure and integrity management near HCAs for onshore gas transmission pipelines. PHMSA finalised the second rule extending federal safety requirements to onshore gas gathering pipelines with large diameters and high operating pressures in November 2021. PHMSA published the final of the three components of the Mega Rule in August 2022, which took effect in May 2023. The final rule applies to onshore gas transmission pipelines, clarifies integrity management regulations, expands corrosion control requirements, mandates inspection after extreme weather events, and updates existing repair criteria for both HCA and non-HCA pipelines. Finally, on 17 January 2025 PHMSA, issued a final rule on leak detection and repair (“LDAR”) requirements applicable to transmission and certain gathering lines, mandating advanced leak-detection technologies and time-bound repair obligations. Compliance deadlines begin two years after publication, with full implementation by 2030.

Resource Conservation and Recovery Act

The federal Resource Conservation and Recovery Act (“RCRA”) and corresponding state laws and regulations impose requirements for the management, treatment, storage and disposal of hazardous and non- hazardous wastes, including wastes generated by the Group’s operations. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas and oil are currently regulated under RCRA’s solid (non-hazardous) waste provisions, RCRA § 3001(b)(2). Legislation has been proposed from time to time, and various environmental groups have filed lawsuits, that, if successful, could result in the reclassification of certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make such wastes subject to much more stringent handling, disposal and clean-up requirements. However, EPA is currently reassessing certain oil and gas waste streams, though formal rulemaking, if any, is not expected before 2026.

Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”) imposes joint and several liability for costs of investigation and remediation, and for natural resource damages without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances. These classes of persons, so-called potentially responsible parties (“PRP”), include the current and past owners or operators of a site where the release occurred and anyone who disposed, transported, or arranged for the disposal, transportation, or treatment of a hazardous substance found at the site. CERCLA also authorised the EPA and, in some instances, third parties to take actions in response to threats to public health or the environment, and to seek to recover from the PRPs the costs of such action. Many states, including states in which the Group operates, have adopted comparable state statutes.

Although CERCLA generally exempts “petroleum” from regulation, in the course of the Group’s operations, it has generated and will generate wastes that may fall within CERCLA’s definition of hazardous substances, and may have disposed of these wastes at disposal sites owned and operated by others. The Group may also be the owner or operator of sites on which hazardous substances have been released. In the event contamination is discovered at a site on which the Group is or has been an owner or operator, or to which it has sent hazardous substances, the Group could be jointly and severally liable for the costs of investigation and remediation and natural resource damages. Further, it is not uncommon for neighbouring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

Oil Pollution Act

The primary federal law related to oil spill liability is the Oil Pollution Act (“OPA”), which amends and augments oil spill provisions of the Clean Water Act and imposes certain duties and liabilities on certain “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States or adjoining shorelines. A liable “responsible party” includes the owner or operator of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge. OPA assigns joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defences exist to the liability imposed by OPA, they are limited.

Regulation of the Sale and Transportation of Natural Gas, NGLs and Oil

The transportation and sale, or resale, of natural gas in interstate commerce are regulated by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and regulations issued under those statutes. FERC regulates interstate natural gas transportation rates and terms and conditions of service, which affects the marketing of natural gas that the Group produces, as well as the revenues it receives for sales of its natural gas. FERC regulations require that rates and terms and conditions of service for interstate service pipelines that transport crude oil and refined products and certain other liquids be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. FERC regulations also require interstate common carrier petroleum pipelines to file with FERC and publicly post tariffs stating their interstate transportation rates and terms and conditions of service.

Section 1(b) of the Natural Gas Act exempts natural gas gathering facilities from regulation by FERC. However, the distinction between federally unregulated gathering facilities and FERC regulated transmission facilities is a fact-based determination, and the classification of facilities is the subject of ongoing litigation. The Group owns certain natural gas pipeline facilities that it believes meet the traditional tests FERC has used to establish a pipeline’s primary function as “gathering,” thus exempting it from the jurisdiction of FERC under the Natural Gas Act.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that the Group produces, as well as the revenues it receives for sales of its natural gas. FERC regulates the transportation of oil and NGLs on interstate pipelines under the provisions of the Interstate Commerce Act, the Energy Policy Act of 1992 and regulations issued under those statutes. Intrastate transportation of oil, NGLs and other products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.

Natural gas, NGLs and crude oil prices are currently unregulated, but Congress historically has been active in the area of natural gas, NGLs and crude oil regulation.

Health and Safety Laws

The Group’s operations are subject to regulation under the federal Occupational Safety and Health Act (“OSHA”) and comparable state laws in some states, all of which regulate health and safety of employees at the Group’s operations. Additionally, OSHA’s hazardous communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorisation Act and comparable state laws require that information be maintained about hazardous materials used or produced by the Group’s operations and that this information be provided to employees, state and local governments and the public.

Climate Change Laws and Regulations

Climate-related policy continues to evolve at the federal, state and international levels. The current U.S. administration has generally emphasized energy security and balanced economic growth, while supporting cost-effective measures to lower greenhouse-gas (“GHG”) intensity over time. However, new or additional GHG requirements could be proposed at any time, and the scope and financial impact of any such measures remains uncertain. Additional regulation could also lead to permitting delays and additional monitoring and administrative requirements, in turn impacting electricity generating operations.

At the international level, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane emissions at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. In January 2025, President Trump signed an executive order directing the United States to withdraw from the Paris Agreement, aimed at reducing GHG emissions. While it is not possible at this time to predict how any such actions may impact the Group’s business, such actions could prompt more activity from federal, state, and local legislative bodies and administrative agencies to pass stricter GHG laws, regulations, and other binding commitments.

14.	Dividend policy

The Group has consistently declared dividends on the ordinary shares since its listing on the AIM Market of the London Stock Exchange in 2017. The Board currently expects to declare a dividend of $0.29 per share each quarter which equates to $1.16 per year. This quarterly dividend payment, on an annualised basis, currently delivers a yield in the top quartile of the FTSE 250 share index and the top decile among the Russell 2000 Index. While the Board cannot provide assurance that the Company will, following the effectiveness of the Scheme, be able to pay cash dividends on the Shares in future periods, subject to certain restrictions, including those related to Delaware law, and the terms of the Group’s Credit Facility and Nordic Bonds, for the financial year ended 31 December 2024, Old DEC paid a dividend of $1.16 per Existing Share and for the six months ended 30 June 2025, the Group has paid dividends of an aggregate of approximately $40 million.

Under Delaware law, the Company may only pay dividends (i) out of the Company’s surplus (defined as net assets minus capital); or (ii) if there is no surplus, out of the Company’s net profits from the prior fiscal year, provided that no dividend may be paid from net profits if the Company’s capital is less than the aggregate amount of capital represented by the issued and outstanding shares of classes having a preference on the distribution of assets.

The declaration of any future dividends will be at the discretion of the Board. The Board has not adopted, and does not currently intend to adopt, a formal written Company shareholder dividend policy and the Directors may revise the Group’s dividend strategy from time to time in line with the actual results and financial position of the Group.

Part 3
FINANCIAL INFORMATION RELATING TO THE GROUP

Background

The Group 2024 Financial Statements as set out in the 2024 Annual Report, the Group 2023 Financial Statements as set out in the 2023 Annual Report, the Group 2023 Financial Statements as set out in the 2022 Annual Report and the Group H1 2025 Financial Statements, as set out in the H1 2025 Interim Report, are incorporated by reference into this document. Unless otherwise stated, no other financial information presented in this document has been audited. See Part 7 (“Documents Incorporated by Reference”). A copy of each of these documents is available for inspection in accordance with paragraph 30 of Part 6 (“Additional Information”).

PwC UK’s independent auditors’ reports for the financial year ended 31 December 2024, 31 December 2023 and 31 December 2022 were unqualified. PwC UK’s independent review report for the six-month period ended 30 June 2025 was unqualified.

The Group 2024 Financial Statements, the Group 2023 Financial Statements, the Group 2022 Financial Statements and the Group H1 2025 Financial Statements are presented in US dollars and have been prepared in accordance with UK-adopted International Accounting Standards and the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. This financial information relating to the Group has been extracted without material adjustment from the Group 2024 Financial Statements, Group 2023 Financial Statements, Group 2022 Financial Statements and the Group H1 2025 Financial Statements as included in the 2024 Annual Report, the 2023 Annual Report, 2022 Annual Report and the H1 2025 Interim Report respectively.

Cross reference list

The Company has not traded since incorporation and has therefore not produced any financial information. However, as the Company will be the new parent company of the Group upon the Scheme becoming effective, the financial information of the Group has been incorporated by reference into this document. Investors are referred to in Part 7 (“Documents Incorporated by Reference”) for specific items of information which have been incorporated by reference into this document.

Part 4
OPERATING AND FINANCIAL REVIEW

The discussion of the Group’s financial condition and results of operations should be read in conjunction with the financial information on the Group and the notes related thereto set out in Part 3 (“Financial Information relating to the Group”) which has been incorporated into this document by reference. The financial information referred to in this Part 4 (“Operating and Financial Review”) has been prepared in accordance with IFRS.

The discussion of the Group’s results of operations and financial condition contains forward looking statements. The Group’s actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document, particularly in the Parts headed ‘Risk Factors’ and ‘Forward Looking Statements’.

Cross reference list

The sections in the 2024 Annual Report, the 2023 Annual Report, the 2022 Annual Report and the H1 2025 Interim Report which are referred to below and which have been incorporated by reference into this document contain information in respect of the Group’s operating and financial review. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this document.

Reference Document	Information Incorporated by reference	Page number in the reference documents
2024 Annual Report
	Overview of our Business	1
	Strategy	2 - 3
	Key Performance Indicators	4 - 5
	Our Business	5
	Financial Review	23 – 28
	Liquidity & Capital Resources	28 - 30
	Cash Flows	31
	Contractual Obligations & Contingent Liabilities & Commitments	32
	Alternative Performance Measures (Unaudited)	144 - 146

2023 Annual Report
	A Differentiated Business Model	8 - 9
	Geographic Operating Areas	10 - 11
	Strategy	12 - 16
	Key Performance Indicators	17 -19
	Results of Operations	59 - 68
	Liquidity & Capital Resources	68 - 71
	Cash Flows	71 – 72
	Contractual Obligations & Contingent Liabilities & Commitments	73
	Alternative Performance Measures (Unaudited)	206 - 208

2022 Annual Report
	A Differentiated Business Model	10 - 11
	Geographic Operating Areas	12 - 13
	Strategy	14 - 18
	Key Performance Indicators	19 - 21
	Results of Operations	46 – 52
	Liquidity & Capital Resources	52 – 58
	Cash Flows	59
	Contractual Obligations	60
	Alternative Performance Measures (Unaudited)	180 - 181

Reference Document	Information Incorporated by reference	Page number in the reference documents
H1 2025 Interim Report
	Overview of Our Business	2
	Financial & Operating Results	2 - 3
	Results of Operations	3 - 9
	Liquidity & Capital Resources	9 – 10
	Cash Flows	11
	Contractual Obligations and Contingent Liabilities & Commitments	12
	Alternative Performance Measures (Unaudited)	45-47

The purpose of the table referred to Part 7 (“Documents Incorporated by Reference”) is to enable investors to identify easily the items of information which have been incorporated by reference into this document. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document. In the event of any inconsistencies between any information incorporated by reference, and the information contained in this document, the information contained in this document will take precedence and supersede any information incorporated by reference into this document.

Part 5
CAPITALISATION AND INDEBTEDNESS

The following tables show the Group’s capitalisation and indebtedness as at 30 September 2025. Both the capitalisation and indebtedness information have been extracted without material adjustment from the unaudited management accounts of the Group as at and for the nine-month period ended 30 September 2025.

Capitalisation

The table below sets out the capitalisation of the Group as at 30 September 2025, as extracted from the unaudited management accounts of the Group as at and for the nine-month period ended 30 September 2025:

	Unaudited as at 30 September 2025
	$	’000

Total current debt (including current portion of non-current debt))
Guaranteed		-
Secured (1)		230,748
Unguaranteed/unsecured		-

Total non-current debt (excluding current portion of non-current debt)
Guaranteed		-
Secured(1)		2,465,176
Unguaranteed/unsecured		-

Shareholders’ equity (2)
Share capital		20,372
Share premium		1,378,049
Treasury reserve		(174,686)
Share based payment and other reserves		270,081
Total equity		1,493,816

Notes:

(1)
Secured debt primarily includes borrowings under the Group’s Credit Facility, the Nordic Bond, and the ABS Notes, which are collaterialised by certain of the Group’s producing and midstream assets. Borrowings also contains $7,850,000 in other miscellaneous borrowings primarily related to real estate, vehicles and equipment, the majority of which is non-current.

(2)	Shareholders’ equity does not include the retained earnings reserve.

There has been no material change in the Group’s capitalisation since 30 September 2025 to the date of this document.

Indebtedness

The following table sets out the net indebtedness of the Group as at 30 September 2025, as extracted from the unaudited management accounts of the Group as at and for the nine-month period ended 30 September 2025:

	Unaudited as at 30 September 2025
	$	’000
Cash		43,102
Cash equivalents		-
Other current financial assets		-
Liquidity		43,102
Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)		-
Current portion of non-current debt		(230,748)
Current financial indebtedness		(230,748)
Net current financial indebtedness		(187,646)
Non-current financial debt (excluding current portion and debt instruments)		(2,465,176)
Debt instruments		-
Non-current trade and other payables		-
Non-current financial indebtedness		(2,465,176)
Total indebtedness (1)		(2,652,822)

Note:

(1) Financial instruments related to commodity and interest derivative contracts have been excluded from the table above.

There has been no material change in the Group’s indebtedness since 30 September 2025 to the date of this document.

Further, the Group does not have any indirect or contingent indebtedness.

Part 6
ADDITIONAL INFORMATION

1.	Responsibility

1.1
The Company and its Directors whose names appear in paragraph 11 of this Part 6 (“Additional Information”), accept responsibility for the information contained in this document. To the best of the knowledge of the Company and the Directors, the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.

2.	Incorporation and Registered Office

2.1
The Company was incorporated on 8 October 2025 and is registered in the State of Delaware, United States as a corporation with the name Diversified Energy Company, with registered number 10359877 and LEI 529900XTQ3OKXR6P0H74. The Company currently operates under the General Corporation Law of the State of Delaware, as from time to time amended.

2.2
The Company’s principal place of business is at 1600 Corporate Drive, Birmingham, Alabama 35242, United States. The registered office of the Company is 1209 Orange Street, Wilmington, Delaware 19801 and its telephone number is +1-205-408-0909. The Company’s website is https://www.div.energy/.

2.3
The principal legislation under which the Company operates and under which the Shares will be created is the General Corporation Law of the State of Delaware. The Company operates in conformity with its Bylaws. The Shares are denominated in US dollars. The Shares will be quoted and traded in Pounds Sterling on the London Stock Exchange and in US Dollars on the New York Stock Exchange.

3.	Share Capital

3.1	The Company was incorporated with an issued share capital of $0.01, comprising of one Share of par value $0.01. The Share was issued fully paid.

3.2
As at the Latest Practicable Date, the issued share capital of the Company was $0.01, being the share capital attributed to one Share of par value $0.01 (which was fully paid). As at the Latest Practicable Date, the Company does not hold any shares in treasury.

3.3
With effect from (and including) Scheme Effective Time, the issued share capital of the Company is expected to be $767,256.68, divided into 76,725,668 Shares of par value $0.01 each (all of which will be fully paid). The issue of the Exchange Shares pursuant to the Scheme has been authorised by a resolution of the Director dated 18 November 2025.

3.4
At the Exchange Shares Admission and the Consideration Shares Admission, the Shares will be freely and publicly transferable and at least 10% of the Shares will be held in public hands (within the meaning of paragraph 14.2.2 of the UK Listing Rules), save that the Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 4(a)(2) thereof and therefore cannot be sold or transferred except as permitted under the US Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

3.5
The Exchange Shares, if and when issued will be fully paid, identical to, and rank pari passu with, the Shares, including the right to receive all dividends and other distributions declared, made or paid on the Shares by reference to a record date on or after the Exchange Shares Admission. The Consideration Shares, if and when issued, will be fully paid and identical to, and rank pari passu with, the Shares, including the right to receive all dividends and other distributions declared, made or paid on the Shares by reference to a record date on or after the Consideration Shares Admission.

4.	An overview of the key differences on shareholder rights between Delaware and English law

4.1
Old DEC is a public limited company incorporated in England and Wales under English law. English law and Old DEC’s articles of association govern the rights of Existing Shareholders. The Company is a corporation incorporated under Delaware law. Below is a summary outlining important similarities and differences in the corporate governance and shareholder rights associated with each of the Company and Old DEC according to applicable law, exchange requirements or the respective organizational documents.

Topic	English law (Old DEC)	Delaware law (New DEC)
A. Share capital and distributions
1.	Dividends and distributions
o       Subject to a company’s articles of association, shareholders have the right to receive a proportion of dividends pro rata to their percentage ownership.
o       Different share classes may have different dividend rights. The Company only has a single class of shares in issue.
o       Dividends can only be paid out of a company’s distributable reserves. These reserves can be created by a reduction of share capital (see below). Further, a public company can only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
o       Dividends can be: (i) final dividends (which are recommended by the directors and declared by shareholders by way of an ordinary resolution); or (ii) interim dividends (which are decided and paid by the board).
o       Final dividends become a debt of a company once they have been declared by the shareholders. Interim dividends become a debt only after they are paid.

o       Subject to a company’s certificate of incorporation and bylaws, shareholders have the right to receive a proportion of dividends pro rata to their percentage ownership.
o       Different share classes may have different dividend rights. The Company will initially only have one class of shares in issue.
o       Dividends can only be paid either: (i) out of a company’s surplus (defined as net assets minus capital); or (ii) if there is no surplus, out of a company’s net profits from the prior fiscal year, provided that no dividend may be paid from net profits if the company’s capital is less than the aggregate amount of capital represented by the issued and outstanding shares of classes having a preference on the distribution of assets.
o       Dividends are declared by a company’s board of directors. Shareholders do not vote for or approve the declaration or payment of dividends.
o       There is no concept of “interim” or “final” distributions in Delaware.

Topic	English law (Old DEC)	Delaware law (New DEC)
2.	Share buybacks
o       Public companies such as the Company may buy back or redeem their own shares, provided that: (i) they comply with certain procedural requirements (including seeking shareholder approval); and (ii) there are no restrictions contained within their articles of association. There are no restrictions on share buybacks in Old DEC’s articles of association and a general authority for Old DEC to purchase its own shares was sought at Old DEC’s 2025 annual general meeting.
o       Share buybacks must be financed out of distributable profits or the proceeds of a fresh issue of shares made for the purpose of financing the buyback.

o       A company may buy back or redeem its own shares without shareholder approval, provided that the company’s capital is not impaired and such share buyback would not cause capital impairment (which has been interpreted to mean that a company may only use surplus (defined as net assets minus capital) to effect such share buyback).
o       Issuer tender offers are subject to significant procedural and disclosure requirements under the US Exchange Act.
o       Rule 10b‑18 under the US Exchange Act provides a safe harbour which can be relied upon in the event that relevant buyback programme complies with certain conditions relating to manner of purchase, timing, price and volume.

3.	Winding up and dissolution
o       Subject to a company’s articles of association, shareholders are entitled to a share of the proceeds on the winding‑up of the company.
o       Shareholders may under certain circumstances seek the winding‑up of the company following payment of any creditors.

o       Subject to a company’s certificate of incorporation and bylaws, shareholders are entitled to a share of the assets of a winding‑up company following payment of any claimants.
o      Dissolution must be approved by either: (i) the resolution of a majority of the board followed by approval of a majority of shareholders; or (ii) the unanimous written consent of all shareholders.

Topic	English law (Old DEC)	Delaware law (New DEC)
4.	Authority to allot shares (and filings connected with increases in authorised capital)
o       Authority for the directors’ to allot shares, or to grant rights to subscribe for or to convert any security into shares, may be included in the company’s articles of association and/or the shareholders may pass a resolution giving the directors such authority. There is no concept of a maximum authorised share capital for UK companies.
o       Old DEC’s articles of association provide that the Company can issue shares with any rights or restrictions attached to them as may be determined by ordinary resolution passed by the shareholders or, subject to receiving the requisite authority to allot shares, by the directors.

o       A company’s certificate of incorporation includes a specific maximum number of authorised shares of each class. The board may authorise the issuance of shares up to the amount specified in the certificate of incorporation without needing to seek shareholder approval under Delaware law.
o       The New York Stock Exchange may require shareholder approval of certain share issuances, including for the issuance of 20 per cent. or more of a company’s outstanding shares of common stock in private offerings where the shares are sold at a discount to market, as well as in connection with certain related party transactions.
o       An amendment to the certificate of incorporation is required to effect any increase in authorised shares or consolidation or subdivision of shares. Such amendment must receive the approval of a majority of shareholders who vote on such amendment unless a higher threshold is set forth in the company’s certificate of incorporation.

5.	Pre‑emption rights
o       Shares in a company cannot be issued for cash to any person until an offer has been made (on the same or more favourable terms) to each existing shareholder to subscribe for such shares that are issued by the company pro‑rata in accordance with their existing holding.
o       Shareholders may approve an annual authority in respect of the disapplication of pre‑emption rights at its annual general meetings in accordance with guidance set out by the Pre‑Emption Group in the United Kingdom and guidance from proxy advisers.

o       Unless provided otherwise in a company’s certificate of incorporation or any shareholder   agreement, shareholders do not have any pre‑emptive rights to subscribe to additional issuances of the company’s shares.
o       Shareholders will not have any pre‑emptive rights.

Topic	English law (Old DEC)	Delaware law (New DEC)
6.	Treasury shares
o       Once shares are held as treasury shares, the usual rights attaching to shares (including voting and dividend rights) are suspended pending their sale, transfer or cancellation.
o       A company may resell treasury shares for cash consideration. Treasury shares can also be used in connection with employee share schemes.

o       Once shares are held as treasury shares, the usual rights attaching to shares (including voting and dividend rights) are suspended pending their sale, transfer or retirement.
o       A company may resell treasury shares for greater or less than, or equal to, the par value (if any) of such shares and for cash, property or any combination thereof.
o       Treasury shares may be retired by the board such that they resume the status of authorised but unissued shares.

7.	Limited liability of shareholders
o      The liability of a shareholder to a company is limited to the amount (if any) which remains unpaid in respect of their shares. All shares in issue in Old DEC are fully paid up.
o       In the event of an insolvent liquidation, the liquidator is not entitled to any contribution from shareholders to meet the company’s unsatisfied liabilities beyond the amounts (if any) which remain unpaid in respect of its share capital.

o       Unless provided otherwise in a company’s certificate of incorporation, shareholders are not personally liable for the payment of the company’s debts except as they may be liable by reason of their own conduct or acts.
o       In the event of the dissolution and winding up of a company, the aggregate liability of any shareholder shall not exceed the amount distributed to such shareholder in dissolution.

Topic	English law (Old DEC)	Delaware law (New DEC)
B. Voting
8.	Resolutions (ordinary versus special and related filing requirements)
o       An ordinary resolution of the shareholders (or of a class of shareholders) of a company is a resolution that is passed by a simple majority (i.e. when more than 50 per cent. of the votes cast are in favour of the resolution). Ordinary resolutions need only be filed with the Registrar of Companies and will be publicly available in certain circumstances.
o       A special resolution of the shareholders (or of a class of shareholders) of a company is a resolution passed by a majority of not less than 75 per cent. of the votes cast are in favour of the resolution. All special resolutions must be filed at the Registrar of Companies within 15 days of being passed and will then be publicly available.

o       There is no concept of “ordinary” or “special” resolutions under Delaware law. The voting threshold for any particular matter is determined by a company’s certificate of incorporation and bylaws, which may impose different voting thresholds for different shareholder actions, subject to Delaware law.

9.	Voting rights – particularly on a poll and show of hands
o       Subject to the rights of share classes set out in a company’s articles of association, each shareholder has a right to vote on shareholder resolutions of the company.
o       Subject to a company’s articles of association, on a resolution at a meeting on a show of hands, each shareholder present has one vote. On a poll, each shareholder has one vote in respect of each share they hold. This concept is reflected in Old DEC’s articles of association and is subject to any special rights or restrictions as to voting which are given to any shares or upon which any shares may be held at the relevant time. Under Old DEC’s articles of association, for so long as the Existing Shares are held in the settlement system operated by DTC and a DTC Depositary holds legal title to shares in the capital of Old DEC for DTC, any resolution put to the vote of a general meeting must be decided on a poll.
o       Any five or more persons at a meeting who are entitled to vote, or the holders of not less than 10 per cent. of the voting rights in a company, can: (i) demand a poll on most resolutions; and (ii) require the directors of the company to obtain an independent report on any poll taken, or to be taken, at a general meeting.
o       Voting results must be publicly disclosed.

o       Subject to a company’s certificate of incorporation, each shareholder has one vote per share.
o      There is no “poll” or “show of hands” concept in Delaware; all votes and ballots are counted, with no “show of hands,” and, pursuant to SEC rules, reporting companies must publicly disclose the voting results.

Topic	English law (Old DEC)	Delaware law (New DEC)
10.	Requisitioning of resolutions
o       Shareholders representing not less than 5 per cent. of a company’s paid‑up voting share capital (excluding any paid‑up capital held as treasury shares) can requisition a shareholder meeting by specifying a resolution to be proposed at the meeting and circulating relevant explanatory statements.

o       Shareholders of a company may call a shareholder meeting if they are given a call right to do so in the company’s certificate of incorporation or bylaws and if they satisfy the conditions and procedures set forth therein. The Constitutional Documents provide that shareholders who collectively own at least 25 per cent. of the Company’s outstanding shares may request that a special shareholders’ meeting be held.
o      Shareholders of a company have the right to nominate directors and propose other business at meetings of shareholders to the extent set forth in the company’s certificate of incorporation or bylaws. The Bylaws provide that any shareholder may nominate a director or propose other business in connection with any annual meeting of shareholders, subject to various procedural requirements set forth in the Bylaws.
o      Under SEC Rule 14a‑8, shareholders have the right to submit shareholder proposals, which typically must be included in a company’s proxy statement for annual meetings of shareholders if they comply with the procedural requirements of the rule (unless otherwise withdrawn by the shareholder proponent or excluded by SEC no-action request).

C. Minority shareholder protection
11.	Protection of minority interests and shareholders’ litigation
o        A shareholder may petition the court for an order giving relief on the grounds that a company’s affairs are being (or have been or are going to be) conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally, or to some part of its shareholders (including at least the complainant shareholder).
o       A shareholder may bring a derivative claim against a director on behalf of a company where the shareholder can demonstrate that the director has been negligent, in default or has committed a breach of their duties or breach of trust.

o       A shareholder may initiate a class action or derivative suit for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.
o       A shareholder may file a direct lawsuit against directors and majority shareholders alleging injuries specific to the claimant’s rights as a shareholder.

Topic	English law (Old DEC)	Delaware law (New DEC)
D. Acquisitions and transfers of shares
12.	Transfers of shares
o       In general, both the legal and beneficial title to shares are freely transferable at any time and to any person with capacity to hold the shares, unless transfer restrictions are contained in a company’s articles of association or shareholders’ agreement.

o       In general, both the legal and beneficial title to shares are freely transferable at any time and to any person with capacity to hold the shares unless transfer restrictions are included in the certificate of incorporation, bylaws or a shareholder agreement.
o       Shares not registered under the US Securities Act may only be transferred if such shares or transfer fall under an exemption from registration or safe harbour.

13.	Compulsory acquisition
o       If a bidder in a takeover offer acquires or contracts to acquire 90 per cent. of the shares and voting rights it does not already own in a company, it has the statutory right to buy the shares of the minority shareholders.
o      The minority shareholders have an equivalent right to require the bidder to acquire their shares at the offer price.

o       A parent company can force minority shareholders to sell their shares to the parent company in certain circumstances, typically where a shareholder already owns at least 90 per cent. of the company’s common shares or where an acquiror owns at least 50 per cent. of the common shares of a company following a friendly tender or exchange offer.
o       The dissenting shareholders have rights to require the bidder to acquire their shares at fair value in certain circumstances.

Topic	English law (Old DEC)	Delaware law (New DEC)
14.	Schemes of arrangement
o       A company may implement a scheme of arrangement with its shareholders and/or creditors to achieve a number of outcomes (including solvent reorganisations, mergers and insolvent restructurings) with the support of a majority in number representing 75 per cent. in value of each class of shareholder or creditor attending and voting at the meeting. If the necessary statutory majorities are obtained and the court grants an order sanctioning the scheme, the order must then be delivered to the Registrar of Companies (following which the scheme shall become effective).
o       The terms of the scheme will only become effective and binding on a company and all members of the relevant classes (including any dissenting shareholder/creditor and any shareholder/creditor who did not vote) once the court order has been delivered to the Registrar of Companies.

o       There is no Delaware equivalent of a scheme of arrangement in the business acquisition context. A company seeking to effect a merger must obtain the approval of the board of directors and the affirmative vote of shareholders holding a majority of a company’s outstanding shares with voting rights, unless the company’s certificate of incorporation requires a higher threshold for shareholder approval.
o      Court approval is not required for a Delaware company to effect a merger, although other regulatory approvals may be required.
o       The terms of any merger are set forth in a written agreement rather than a scheme of arrangement.

15.	Financial assistance
o       Subject to certain exemptions, public companies are prohibited from giving financial assistance for the purpose of the acquisition of its shares or those of a parent company. The prohibition covers any financial assistance given to reduce or discharge any liability incurred by the company or any third party for the purpose of the acquisition.

o      There is no statutory restriction on any company giving financial assistance for the purpose of the acquisition of its own shares, or a subsidiary of any company giving financial assistance for the purpose of the acquisition of shares in a private holding company.

Topic	English law (Old DEC)	Delaware law (New DEC)
E. Information rights
16.	Access to information for shareholders
o       Shareholders have the right to receive a copy of the annual report and all corporate action notices and accompanying documentation such as notices of general meetings and related proxy forms, circulars, prospectuses and offer documents.

o      Under Delaware law, shareholders as of the record date of the relevant meeting determined by the board of directors are entitled to notice of any meeting of shareholders or any adjournment thereof. Such notice must state the purpose(s) for which the meeting is called.
o      Under the US Exchange Act, a company is required to deliver a proxy statement to its shareholders before it can solicit proxies for a shareholder meeting.
o       SEC rules regulate the proxy solicitation process, including the preparation, filing and distribution of proxy materials to shareholders.

F. Shareholder meetings and directors
17.	Annual general meeting	o Public companies are obliged by statute to hold an annual general meeting each year.	o A company is required to hold an annual meeting of shareholders every 13 months. The New York Stock Exchange requires each listed company to hold an annual meeting of shareholders each fiscal year.
18.	Quorum of shareholder meetings	o Pursuant to Old DEC’s articles of association, two persons entitled to vote at the meeting, present in person or represented by a proxy, shall constitute a quorum.	o The Bylaws provide that a majority in voting power of the outstanding shares of the Company entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Topic	English law (Old DEC)	Delaware law (New DEC)
19.	Removal of directors	o Shareholders have the absolute power, by ordinary resolution, to remove a director from office before the expiration of their period of office.
o       Any director or the entire board may be removed by a majority shareholder vote: (i) for cause only if the board is classified (where the board of directors is divided into different classes, with each class serving staggered terms); and (ii) with or without cause if the board is not classified. Because the Board of the Company will not be classified, a majority of shareholders may remove a director with or without cause.

20.	Appointment of directors
o       Pursuant to Old DEC’s articles of association, a director can be appointed by the Old DEC Board or following shareholder approval of an ordinary resolution.
o       At every annual shareholder meeting, each of the directors shall retire from office and may offer themselves up for re‑appointment by the shareholders.

o       Pursuant to the Bylaws, directors are elected annually by the shareholders. In an uncontested election, directors shall be elected by a majority of the votes cast, and in a contested election, directors shall be elected by a plurality of the votes cast.
o       A vacancy on the Board may be filled by a new director appointed with the affirmative vote of a majority of the remaining directors.

21.	Indemnification of directors and officers and director / officer exculpation
o       Public companies can only indemnify their directors against certain liabilities to third parties, including legal costs, damages and interest awarded in civil proceedings.
o       Public companies generally cannot protect their directors from liabilities arising from negligence or breaches of duty.
o       Public companies must disclose the existence of any qualifying third party indemnity provisions in their annual report.

o       A company may, subject to limitations set forth by law and by contract, indemnify its directors and officers for expenses or losses incurred in connection with litigation or other proceedings related to their service to the company.
o       A company may include a provision in certificate of incorporation eliminating or limiting the personal liability of directors and officers for monetary damages for breach of a fiduciary duty as a director or officer, except no provision in the certificate of incorporation may eliminate or limit the liability of a director or officer for: any breach of the duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or any transaction from which the director or officer derived an improper personal benefit.
o       Public companies are not required to annually disclose the existence of third-party indemnification provisions but may on occasion be required to disclose such information in connection with filing registration statements.

Topic	English law (Old DEC)	Delaware law (New DEC)
22.	Directors’ duties
o       Directors owe duties to the company and not to shareholders. These include: (i) the duty to act in accordance with the company’s constitution and to use powers for the purpose for which they were conferred; (ii) the duty to promote the success of the company for the benefit of its members; (iii) the duty to exercise independent judgement; (iv) the duty to exercise reasonable care, skill and diligence; (v) the duty to avoid conflicts of interest, other than arising from a transaction/ arrangement with the company (subject to exceptions where, for example, the conflict has been authorised); (vi) the duty to declare any interest in a proposed transaction or arrangement with the company; and (vii) the duty not to accept benefits from third parties.

o       Directors owe duties both to the company and its shareholders, including the primary fiduciary duties of the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. The duty of loyalty requires that a director act in good faith and in a manner he or she reasonably believes to be in the best interests of the company.

5.	Consequences of moving from the ESCC Category to the ESICC Category

Certain elements of the Listing Rules which currently apply to Old DEC (as a company listed on the ESCC Category) will not apply to the Company. This will mean that the Company will not be required to comply with the following provisions of the Listing Rules:

(a)	Chapter 4, regarding maintaining a sponsor to guide companies in understanding their obligations under the Listing Rules in connection with certain matters;

(b)	Chapter 6, regarding certain additional continuing obligations which are only applicable to companies listed on the equity shares (commercial companies) category;

(c)	Chapter 7, regarding significant transactions and reverse takeovers;

(d)	Chapter 8, regarding related party transactions;

(e)
Chapter 9, regarding further issuances of equity securities and dealings in a company’s own securities and treasury shares (including offering pre emption rights and the ability to issue shares at a discount in excess of 10 per cent. of market value); and

(f)	Chapter 10, regarding requirements relating to the form and content of circulars to be sent to shareholders.

Instead, the Company will be required to comply with Chapter 14, regarding continuing obligations that apply to companies listed on the ESICC Category.

6.	Group Structure

6.1
As at the Latest Practicable Date, Old DEC is the holding company of the Group. Following the Scheme Effective Date, the Company will become the holding company of the Group and Old DEC will become a direct subsidiary of the Company.

6.2
Following the Exchange Shares Admission, Old DEC will take such steps as necessary to distribute its shareholding in DGOC (its direct subsidiary) to the Company, and the Company will take such steps are as necessary for the winding up of Old DEC, such that DGOC will be a direct subsidiary of the Company.

7.	2025 Plan following the Exchange Shares Admission

7.1
Following the Scheme becoming effective, the Company proposes to continue to use equity incentive plans to provide share-based compensation to employees and other service providers of the Group. Accordingly, the Directors will adopt the 2025 Plan, conditional on the Scheme becoming effective. No new rights will be granted under the Employee Incentive Plan following the Scheme Effective Date.

7.2
The purpose of the 2025 Plan is to promote and closely align the interests of Group employees, officers, non-employee Directors, and other service providers and the Shareholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the Group’s profitability and growth through incentives that are consistent with the Group’s goals and that link the personal interests of participants to those of our stockholders. The 2025 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (“SARs”), alone or in conjunction with other awards; restricted stock and restricted stock units (“RSUs”); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as “Awards.”

7.3
The principal provisions of the 2025 Plan are set out below. The following description of the 2025 Plan is not intended to be complete and is qualified in its entirety by reference to the complete text of the 2025 Plan.

Administration

The 2025 Plan will be administered by the Compensation Committee of the Board or a committee thereof designated by the Board to administer the 2025 Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2025 Plan, to administer and interpret the 2025 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2025 Plan

The maximum number of shares of common stock that may be issued under the 2025 Plan will not exceed 2,944,669 shares (the “Share Pool”), which reflects the number of shares presently available for issuance under the Employee Incentive Plan, as of the Latest Practicable Date. For historical context, this limit was calculated in accordance with UK best practice, which capped the maximum number of shares that can be awarded under the Employee Incentive Plan at 10% of the Company’s issued share capital over any 10-year period, which was previously approved by the Shareholders at the annual general meeting on 9 April 2025. The Share Pool is subject to certain adjustments in the event of a change in our capitalisation. Shares of common stock issued under the 2025 Plan may be either authorised and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an Award under the 2025 Plan or Employee Incentive Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2025 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award under the 2025 Plan or the Employee Incentive Plan will again become available for grant under the 2025 Plan.

Eligibility

Current or prospective employees, officers, non-employee Directors, and other service providers of the Group will be eligible to participate in the 2025 Plan. The 2025 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted, whether under the 2025 Plan or otherwise, to a non-employee Director of $750,000.

Types of Awards

Stock Options. Stock options granted under the 2025 Plan may be granted as incentive stock options or non-qualified stock options, in either case with a term not to exceed 10 years. Subject to the express provisions of the 2025 Plan, stock options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The exercise price for any SARs may not generally be less than the fair market value of the common stock subject to the SAR on the grant date.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria; Minimum Vesting

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Other than with respect to up to 5 per cent. of the Share Pool (as adjusted in accordance with the 2025 Plan), Awards under the 2025 Plan are generally subject to a one-year minimum vesting requirement (or a one-year minimum performance period in the case of Awards subject to performance criteria); however, Awards granted to non-employee Directors may vest on the earlier of the first anniversary of the date of grant or the next annual meeting that is at least 50 weeks after the most recent annual meeting.

Prohibition on Repricing

Without stockholder approval, the 2025 Plan prohibits reducing the exercise price of an outstanding stock option or SAR, cancelling and regranting a stock option or SAR at a time when the exercise price exceeds the then-current fair market value, and taking any other action that would be treated as a repricing under generally accepted accounting principles.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each stock option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy that the Company adopts, including any clawback policy required under Rule 10D-1 of the Exchange Act.

Amendment and Termination

The Board will have the right to amend, alter, suspend, or terminate the 2025 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2025 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Company, the 2025 Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2025 Plan will become effective on the first trading day following the Scheme Effective Time and will automatically terminate as to the grant of future awards on the 10th anniversary of the approval of the 2025 Plan by the Board, unless earlier terminated by the Board.

8.	Existing Incentive Plan

8.1
On 30 January 2017, Old DEC implemented the Employee Incentive Plan, under which the Group offers incentives to employees and the Executive Director. Awards granted under the Employee Incentive Plan are currently administered by the Old DEC Board (or duly constituted committee thereof), which is also responsible for, among other things, construing and interpreting the Employee Incentive Plan.

8.2
At the Scheme Effective Time, the outstanding awards under the Employee Incentive Plan that currently relate to Existing Shares will be automatically exchanged for awards relating to Shares on a one-for-one basis. Other terms applicable under the Employee Incentive Plan, including the vesting schedule and any vesting conditions, will remain the same. It may be necessary to make minor administrative changes to the terms of the awards. Following the Exchange Shares Admission, it is expected that awards over a total of 3,388,527 Existing Shares will remain outstanding and will be automatically exchanged for awards relating to Shares on a one-for-one basis.

8.3
The Employee Incentive Plan provided for the potential award of two types of share option awards: incentive stock options and non-qualified stock options. The Employee Incentive Plan set out a number of eligibility conditions which were to be followed, including that incentive stock options were only to be granted to employees and each award granted under the Employee Incentive Plan was to be evidenced by an award agreement. The Employee Incentive Plan also provided for other awards consisting of stock appreciation rights, restricted awards, performance share awards and performance compensation awards. Performance compensation awards could take the form of a cash bonus, a portion of which could be deferred through the grant of restricted stock units. Award levels were determined each year by the Remuneration Committee. An award would not be granted to an individual if such grant would cause the aggregate total market value (as measured at the respective dates of grant) of the maximum number of shares that could be acquired on realisation of the individual’s Employee Incentive Plan awards in relation to the same financial year to exceed 250 per cent. of the individual’s base salary at the date of grant (other than the CEO, where it was not to exceed 325 per cent. of the CEO’s base salary at the date of the grant), subject to the discretion of the Remuneration Committee. The vesting of awards granted to the Executive Director and other senior employees was normally dependent upon the satisfaction of stretching performance conditions that were appropriate to the strategic objectives of the Group. If the Remuneration Committee so determined upon the grant of certain types of award, the number of shares under an award could be increased to account for dividends paid on any vesting shares in the period between grant and vesting (or such other period as the Remuneration Committee might determine). Alternatively, participants could receive a cash sum equal to the value of dividends paid on any vesting shares in the relevant period. Where appropriate, awards under the Employee Incentive Plan were granted subject to Old DEC’s policy relating to malus and clawback and post-vesting holding periods. In any 10-year period, Old DEC could not grant awards under the Employee Incentive Plan if such grant would cause the number of shares that could be issued under the Employee Incentive Plan or any other share plan adopted by Old DEC or any other company under Old DEC’s control on or after admission to exceed 10 per cent. of Old DEC’s issued ordinary share capital at the proposed date of grant.

8.4
Following the Exchange Shares Admission, it is proposed that the Company will adopt the new 2025 Plan. A summary of the principal provisions of the 2025 Plan are as set out in section 7 of this Part 6 (“Additional Information”) of this document.

8.5
Old DEC has entered into Restricted Stock Unit Agreements with certain employees (“Recipients”) pursuant to which such employees were granted the following RSUs in Old DEC to acquire new Existing Shares under the Employee Incentive Plan. As at the Latest Practicable Date, 1,951,237 RSUs are currently outstanding. Each RSU represents the right to one Existing Share in Old DEC. The Recipients do not have any rights as a shareholder with respect to the shares underlying the RSUs, including the rights to vote or to dividends, until the RSUs vest and are settled by the issuance of new Existing Shares. In order for the RSUs to vest, the Recipient must remain actively employed with the Company. Following the Exchange Shares Admission, it is expected that these RSU awards will be automatically exchanged for awards relating to Shares on a one-for-one basis.

8.6
Old DEC has also entered into Performance Share Award Agreements with Recipients pursuant to which such employees were granted the following PSUs in the Company to acquire new Existing Shares under the Employee Incentive Plan. As at the Latest Practicable Date, 1,315,706 PSUs are currently outstanding. Each PSU represents the right to one Existing Share in Old DEC. The Recipients do not have any rights as a shareholder with respect to the shares underlying the PSUs, including the rights to vote or to dividends, until the PSUs vest and are settled by the issuance of new Existing Shares or the transfer of Existing Shares from the EBT. The PSUs are expected to vest no later than 31 March 2026 and 31 March 2028, subject to certain performance targets being met over the three-year performance periods of 1 January 2023 through 31 December 2025, 1 January 2024 through 31 December 2026, and 1 January 2025 through 31 December 2027, respectively. The performance targets measure three-year average free cash flow growth, three-year average return on equity, three-year absolute TSR, three-year TSR relative to FTSE 250 Index TSR and three-year methane intensity reduction. Following the Exchange Shares Admission, it is expected that these PSU awards will be automatically exchanged for awards relating to Shares on a one-for-one basis.

8.7
As of the date of this document, under the Employee Incentive Plan, Old DEC has no unvested options outstanding to directors and employees of the Group, and 139,794 vested options which have not been exercised. Old DEC has granted options under the Employee Incentive Plan over 130,169 new Existing Shares outstanding (all of which have been vested but remain unexercised) in aggregate at an exercise price of 1,680 pence per share to a total of 8 employees (including the Executive Director), over 9,625 new Existing Shares outstanding (all of which have been vested but remain unexercised) in aggregate at an exercise price of 2,400 pence per share to two employees. Following the Exchange Shares Admission, it is expected that these outstanding options will be automatically exchanged for options relating to Shares on a one-for-one basis.

8.8
The following options and awards have been granted by Old DEC to the Directors and Senior Managers and remain outstanding as at the Latest Practicable Date. Following the Exchange Shares Admission, it is expected that these outstanding options and awards will be automatically exchanged for options relating to Shares on a one-for-one basis.

Name	Existing Shares subject to the option/award(3)		Exercise period	Exercise price per share (£)
Directors
Robert Russell “Rusty” Hutson, Jr.	98,045	(1)	In one tranche no later than 31 March 2026
	227,151	(1)	In one tranche no later than 31 March 2027
	60,898	(2)	In one tranche no later than 31 March 2028
	197,920	(1)	In one tranche no later than 31 March 2028
	64,333		Expire on 4/14/2028	£16.80
	6,600		Expire on 5/9/2029	£24.00
Senior Managers
Bradley Grafton Gray	24,783	(2)	In one tranche no later than 31 March 2026
	24,783	(1)	In one tranche no later than 31 March 2026
	86,246	(2)	In one tranche no later than 31 March 2027
	36,962	(1)	In one tranche no later than 31 March 2027
	75,445	(2)	In one tranche no later than 31 March 2028
	32,333	(1)	In one tranche no later than 31 March 2028
	29,485		Expire on 4/14/2028	£16.80
	3,025		Expire on 5/9/2029	£24.00

Benjamin Sullivan	20,834	(2)	In one tranche no later than 31 March 2026
	20,834	(1)	In one tranche no later than 31 March 2026
	70,565	(2)	In one tranche no later than 31 March 2027
	30,242	(1)	In one tranche no later than 31 March 2027
	61,991	(2)	In one tranche no later than 31 March 2028
	26,568	(1)	In one tranche no later than 31 March 2028

Rick Gideon	250,000	(2)	In one tranche on 14 March 2028
	62,651	(2)	In one tranche no later than 31 March 2028
	26,850	(1)	In one tranche no later than 31 March 2028

Notes:

(1)	Performance share awards issued by Old DEC

(2)	Restricted stock units issued by Old DEC

(3)	Awards are exclusive of any accrued dividend equivalents

8.9
Other than pursuant to the Scheme and pursuant to the vesting of awards and the exercise of options granted and to be granted under the share option plans, there is no present intention to issue any Shares in the capital of the Company or transfer any Shares from the EBT, and the Company has no other convertible securities, exchangeable securities or securities with warrants in issue.

9.	Bylaws

9.1
The Certificate of Incorporation and the Bylaws, each of which will become effective prior to the Scheme Effective Time, are available for inspection as set out in paragraph 30 of this Part 6 (“Additional Information”). The Certificate of Incorporation and Bylaws include provisions to the following effect:

9.2	Authorised capitalisation

The total amount of our authorised capitalised stock will consist of 350,000,000 Shares and 30,000,000 preferred shares immediately after the Scheme Effective Date. The Company will have 76,852,000 Shares (calculated based on the number of Existing Shares issued and outstanding as of the Latest Practicable Date, without giving effect to share repurchases and any shares that may be issued with respect to outstanding equity awards) and no Company preferred shares outstanding immediately after the Scheme Effective Date.

9.3	Company common stock

(a)	Voting rights

Each holder of Shares will be entitled to one vote in person or by proxy for each Share held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by applicable law, holders of Shares are not entitled to vote on any amendment to the Certificate of Incorporation which relates solely to the terms of one or more outstanding classes or series of Company preferred shares if the holders of such affected series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Certificate of Incorporation or Delaware law. The holders of Shares will not have cumulative voting rights. Except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of Shares will vote together as a single class on all matters on which stockholders are generally entitled to vote.

(b)	Dividend rights

Subject to applicable law and the rights, if any, of the holders of any outstanding series of Company preferred shares or any class or series of stock having a preference over, or the right to participate with, the Shares with respect to the payment of dividends and other distributions in cash, property or shares of capital stock of the Company, dividends and other distributions may be declared by the Board from time to time and paid rateably on the Shares out of the assets of the Company that are by law available at such times and in such amounts as the Board in its discretion shall determine.

(c)	Rights upon liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, subject to the right, if any, of the holders of any outstanding series of Company preferred shares or any class or series of stock having a preference over or the right to participate with the Shares as to distributions upon dissolution or liquidation or winding up of the Company, the holders of issued and outstanding Shares shall be entitled to receive rateably, in proportion to the total number of Shares held by each holder, all the remaining assets and funds of the Company available for distribution to its stockholders, whether from capital or surplus in accordance with Delaware law.

(d)	Pre‑emptive rights

Holders of Shares will not be entitled to any pre‑emptive, subscription, redemption or conversion rights.

9.4	Company preferred stock

The Board is empowered, without any action or vote by the company’s stockholders (except as may otherwise be provided by the terms of any series of Company preferred shares then outstanding), to authorise by resolution or resolutions from time to time the issuance of one or more series of Company preferred shares and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of Company preferred shares and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by Delaware law. The powers (including voting powers), preferences and relative, participating, optional and other special rights of each series of Company preferred shares and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The issuance of Company preferred shares could have the effect of decreasing the trading price of Shares, restricting dividends on the capital stock of the Company, diluting the voting power of Shares, impairing the liquidation rights of the capital stock of the Company, or delaying or preventing a change in control of the Company.

9.5	Dividends

The Board has discretion over whether to distribute dividends, subject to the Constitutional Documents and certain requirements of Delaware law. If the Board decides to pay dividends, the form, frequency and amount will depend upon future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

9.6	Annual stockholder meetings

The Bylaws provide that the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with the will be held at such date, time and place, if any, as will be determined by the Board and stated in the notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders. To the extent permitted under applicable law, the meeting can be held in whole or in part by means of remote communication.

9.7	Election and removal of Directors; vacancies

The Company will have an unclassified board and, in accordance with Old DEC’s usual practice, members of the Board will stand for election each year. To be elected, director candidates must receive the affirmative vote of the holders of a majority of votes cast at the meeting for the election of directors at which a quorum is present, except that in the case of a contested election, the election will be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A “majority of votes cast” means that the number of shares voted “for” a director nominee must exceed the number of shares voted “against” that director nominee, and “abstentions” and “broker non‑votes” are not counted as votes cast with respect to that director nominee’s election.

Subject to the rights of the holders of any series of Company preferred shares then outstanding, directors of the Company may be removed from office at any time with or without cause by the affirmative vote of the holders representing a majority of the voting power of the then outstanding shares of the Company entitled to vote generally in the election of directors, at a meeting of stockholders called for that purpose. Unless otherwise provided by the Certificate of Incorporation, and subject to the Relationship Agreement (as defined in section 22.1 of this Part 6), the Board has the power to determine the number of directors from time to time by resolution, but in any event the total number of directors constituting the Board shall be no less than two and no more than 14.

Newly created directorships resulting from any increase in the authorised number of directors and vacancies on the Board resulting from death, resignation, disqualification, removal or any other cause will only be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director, even though less than a quorum of the Board, and any director appointed in this manner will hold office until the first annual meeting of stockholders held after such director’s appointment for the purpose of electing directors and, unless the number of directors is reduced effective at such annual meeting of stockholders in accordance with the provisions of the Constitutional Documents, until such director’s successor will have been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

9.8	Quorum

Unless otherwise required by law or the Constitutional Documents, at each meeting of stockholders, a majority in voting power of the outstanding shares of the Company entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. The chair of the meeting shall have the power to recess, reschedule, postpone and/or adjourn meetings of stockholders for any (or no) reason from time to time and, if a quorum will not be present or represented by proxy at any meeting of the stockholders, the stockholders present in person or represented by proxy will have the power, by the affirmative vote of a majority in voting power of the outstanding shares of the Company present and entitled to vote thereon, to adjourn the meeting from time to time, in the manner provided in the Bylaws, until a quorum will be present or represented by proxy.

9.9	Authorised but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorised shares. However, the rules of the NYSE, which will apply to the Company if and so long as the Shares remain listed on the NYSE, require a listed company to obtain stockholder approval prior to issuing common stock (or securities convertible into or exercisable for common stock) if the aggregate number of such shares of common stock will equal or exceed 20 per cent. of either the then outstanding voting power of all capital stock or the then outstanding number of shares of common stock, unless such issuance is a public offering for cash or any other financing that is for cash and over a certain minimum price per share. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, capital raises or acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board to issue shares to persons who are friendly to current management without offering pre‑emptive rights to existing stockholders, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their Shares at prices higher than prevailing market prices.

9.10	Special meetings

Unless otherwise required by law or by the Constitutional Documents, special meetings of stockholders, for any purpose or purposes, may be called by: (a) the Board at any time; or (b) the Corporate Secretary after receipt of a written request to call a special meeting of stockholders (a “Special Meeting Request”) from stockholders who collectively Own (as defined in the Bylaws), in the aggregate, at least 25 per cent. of the voting power of the outstanding shares of the Company then entitled to vote on the matter or matters to be brought before the proposed special meeting, in each case, subject to the requirements and limitations set forth in the Bylaws. The Bylaws limit business transacted at a special meeting of stockholders to only such business brought before the meeting pursuant to the Company’s notice of meeting and the purpose stated by the person calling the special meeting or, in the case of a special meeting requested by stockholders, the purpose stated in the Special Meeting Request, provided that the Board is not prohibited from submitting matters to the stockholders at any special meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

9.11	Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares of a corporation’s stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise. However, the Certificate of Incorporation provides that, any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders, and the power of stockholders to act by consent without a meeting is specifically denied; provided, however, that, to the extent expressly permitted by the certificate of designation relating to one or more series of Company preferred shares, any action required or permitted to be taken by the holders of such series of Company preferred shares, voting separately as a series or separately as a class with one or more other such series, may be taken by consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding shares of such series having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares of such series entitled to vote thereon were present and voted and shall be delivered to the Company in accordance with applicable law.

9.12	Amendments to the Constitutional Documents

The DGCL governs the procedures under which a Delaware corporation may amend its certificate of incorporation. Subject to certain exceptions, the DGCL generally requires any amendment of the certificate of incorporation to be approved by: (a) the board of directors of the corporation; and (b) the holders of a majority of the then outstanding shares of capital stock of the corporation, unless the certificate of incorporation requires a higher vote. If the capital stock of a corporation is classified into different classes, certain amendments to the certificate of incorporation of a Delaware corporation also require a separate class vote. Furthermore, Delaware corporations are also permitted to amend their certificate of incorporation without a stockholder vote to change the name of the corporation and to effect certain types of forward stock splits and associated increases in the authorised number of shares. The Certificate of Incorporation provides that any provisions therein may be amended, altered or repealed in the manner prescribed by the DGCL, provided, that amendment of certain provisions of the Certificate of Incorporation requires the affirmative vote of at least 66 2/3 per cent. of the voting power of the then outstanding shares of the Company entitled to vote thereon.

The Constitutional Documents provide that the Bylaws may be amended, altered or repealed from time to time by either: (a) the Board; or (b) the affirmative vote of holders of a majority of the voting power of the then outstanding shares of the Company entitled to vote thereon, which vote will be in addition to any vote of the holders of any class or series of capital stock of the Company required by the Certificate of Incorporation (including any certificate of designation relating to any series of Company preferred shares).

9.13	Limitations on liability and indemnification of officers and directors

Subject to certain exceptions, the DGCL authorises corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their fiduciary duties. Under the Constitutional Documents, to the fullest extent permitted by the DGCL, a director or officer of the Company will not be personally liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. Currently, the DGCL does not permit exculpation of: (a) a director or officer for breach of the director’s or officer’s duty of loyalty to the Company or its stockholders; (b) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) a director for unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; (d) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (e) an officer in any action by or in the right of the corporation. Under the Constitutional Documents, the Company is required to indemnify each of its directors and certain of its officers, to the fullest extent permitted by the DGCL, subject to certain exceptions.

9.14	Exclusive jurisdiction of certain actions

The Certificate of Incorporation requires, unless the Company consents in writing to the selection of an alternative forum, that the Court of Chancery (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or stockholder of the Company to the Company or the Company’s stockholders; (c) any action asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company arising out of or relating to any provision of the DGCL, the Certificate of Incorporation or the Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. This exclusive forum provision may not apply to suits brought to enforce a duty or liability vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, such as those created by the US Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the US Securities Act.

10.	Depositary Interests and Settlement

10.1	Shares held in uncertificated form in book-entry interest form

Shares that are held by Shareholders in uncertificated form in book-entry interest form are deposited with DTC and held through Cede & Co., with book-entry interests issued through DTC to the participant account of the relevant Shareholder. Shareholders are able to transfer and settle their interests in Shares in DTC.

10.2	Shares held in uncertificated form through Company DIs

Shares are not capable of being transferred or settled directly through the CREST settlement system. Therefore, the Company has entered into arrangements to enable certain Shareholders to hold, and settle transfers of, their interests in Shares in CREST in the form of Company DIs, each representing an entitlement to one underlying Share.

To allow Shareholders to hold, and settle transfers of, their interests in Shares through CREST, the DI Depositary may, from time to time and at the request of the Shareholder, issue Company DIs representing such Shares on a one-to-one basis through CREST to the CREST accounts in which the relevant Shareholder holds Shares. DIs are created and issued under the terms of the deed poll made by the DI Depositary constituting the Company DIs (the “DI Deed”), which govern the relationship between the DI Depositary and the holders of Company DIs from time to time. The DI Deed is available on request from the DI Depositary. To request a copy of the DI Deed, please contact the DI Depositary by phone on +44 (0) 370 702 0151. Lines are open 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (excluding UK public holidays).

The registered holder of Shares represented by Company DIs is Cede & Co., as nominee of DTC. The custodian of those Shares is the DI Custodian who holds the book entry interest in such shares through the DTC clearing system for the DI Depositary. The DI Depositary holds the book entry interests in those Shares on trust (as bare trustee under English law) for the holders of Company DIs as tenants in common. The DI Depositary maintains a register of holders of DIs and a copy of such register is also made available to the Company.

Under the DI Deed, the DI Depositary: (a) sends out notices of general meetings to the holders of Company DIs; and (b) produces a definitive list of holders of Company DIs at the record date for such general meetings. In addition, holders of Company DIs are entitled to provide voting instructions via the DI Depositary to the DI Custodian (being the custodian of Shares underlying Company DIs) in respect of the underlying Shares.

As a result, the holders of Company DIs are able to:

•	receive notices of general meetings of the Company;

•	give directions as to voting at general meetings of the Company;

•	request to be appointed as proxy in respect of Shares underlying their Company DIs, enabling them to attend and speak at general meetings of the Company; and

•	have made available to them, at their request, copies of the annual report and accounts of the Company and all other documents issued by the Company to Shareholders generally.

Holders of Company DIs are, to the extent possible, otherwise treated in the same manner as if they were registered holders of Shares underlying their Company DIs, to the extent possible in accordance with applicable law, DTC operations, the CREST arrangements and the DI Deed. This includes being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of Shares.

Holders of Company DIs can (with settlement occurring through Company DIs) trade Shares on the London Stock Exchange or choose to cancel their Company DIs (as described below) so as to receive their Shares in a nominated DTC participant account and trade the underlying Shares on the NYSE. Holders of Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel Company DIs so as to receive their interest in Shares through DTC or directly on the Company register through DRS.

Holders of Company DIs may cancel their Company DIs by submitting a cross-border instruction in respect of the underlying Shares through CREST to the DI Depositary (in the form of a CREST stock withdrawal message) for the underlying book-entry interests in DTC help by the DI Custodian to be (i) transferred within DTC to another bank, broker or nominee (selected by the holder) who is a participant in DTC; or (ii) withdrawn from DTC and to hold the underlying Shares in DRS (in which case, the relevant book‑entry interests held by the DI Custodian within DTC shall be cancelled and a corresponding number of Shares will be transferred from Cede & Co., to the holder named in the CREST stock withdrawal message), in each case in accordance with the rules and practices of the DI Depositary, for which a service fee may be payable (and details of which are available on request from the DI Depositary). This stock withdrawal message must include the account information of the nominated DTC participant in accordance with the rules and practices of the DI Depositary, CREST and DTC. When submitting such cross-border instruction, holders of Company DIs will be required to warrant that such transfer will not represent a change in beneficial ownership. Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of Company DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on the New York Stock Exchange. Cancellation of Company DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling Company DIs and lodging cross-border instructions, holders of Company DIs should contact the DI Depositary by email uk.globaltransactions@computershare.com.

10.3	Shares held in DRS

Shareholders that held their Shares in certificated form immediately prior to the Scheme Effective Time will have their Shares represented directly through DRS, with the name of each holder entered as the registered owner of the relevant number of Shares on the Company’s share register. DRS is a method of recording entitlement to Shares in book‑entry form which enables the Transfer Agent to maintain those shares electronically in the Company’s records without the need for a physical share certificate to be issued. Shares held in DRS have all the traditional rights and privileges of shares held in certificated form. Along with the statement of ownership, such Shareholders will also be sent information about DRS, including further details on how Shares can be held, transferred or otherwise traded through DRS (the “DRS Advice”). Proxy materials, annual reports and other shareholder communications will be mailed from the Company and/or its voting agent directly to Shareholders who hold their Shares through DRS.

Persons holding Shares through DRS who wish to dispose of their Shares may do so by contacting the Transfer Agent in the manner set out in the DRS Advice or any broker or custodian that is a DTC participant. The dealing services provided by, and fees chargeable by, different brokers may change from time to time and will vary between each broker and custodian. Any dividends paid on Shares held through DRS will be paid to holders of Shares by cheque, provided that a holder of Shares may, if such holder so wishes and subject to certain limitations, contact the Transfer Agent (including through its online shareholder portal) requesting that payment in respect of dividends or other distributions (if any) on such Shares be made directly to such holder’s bank account (assuming, in each case, that such person remains a holder of Shares as of any relevant dividend record date). Further information is set out in the DRS Advice.

Shareholders who hold Shares through DRS, but subsequently wish to hold Shares through a DTC participant, may instruct their DTC broker to transfer their Shares into such DTC participant’s account. Details of the manner in which such instructions may be given are available from the Transfer Agent upon request by contacting the Transfer Agent, or by contacting their DTC broker and providing them with a copy of the DRS Advice.

Holders of Shares in DRS will require their unique holder identification number, as printed on their DRS Advice, when contacting their DTC broker to trade or when transferring their Shares to such DTC broker’s account. Any such holders in DRS with questions in relation to transferring to a DTC broker should contact their chosen DTC broker for instructions, timings and any applicable fees. For questions in relation to trading Shares in DRS through services provided by the Transfer Agent, please contact the Transfer Agent using the contact details provided on the DRS Advice.

Holders of Shares in DRS who are Restricted Shareholders will be subject to additional restrictions on transfer pursuant to US securities laws.

11.	Directors and Senior Managers

11.1	Directors

The Directors and their functions are as follows:

Name	Position
David Edward Johnson(1)	Non-Executive Chair
Robert Russell “Rusty” Hutson, Jr.	Chief Executive Officer
Martin Keith Thomas(1)	Non-executive Vice Chairman
David Jackson Turner, Jr. (1)	Non-Executive Director
Kathryn Z. Klaber(1)	Non-Executive Director
Randall Scott Wade(1)	Non-Executive Director

Note:

(1)	The Proposed Directors are expected to be appointed with effect from the Scheme becoming effective.

The business address of each of the Directors (in such capacity) is Diversified Energy Company, 1600 Corporate Drive, Birmingham, Alabama 35242, USA.

11.2	Profiles of the Directors

The business experience and principal business activities outside of the Group of each of the Directors are as follows:

David Edward Johnson

Mr. Johnson has served on the Old DEC Board since February 2017 and as Old DEC’s Independent Chairman since April 2019. He has worked at a number of leading investment firms, as both an investment analyst and a manager, and more recently in equity sales and investment management. Mr. Johnson currently serves on the board of Chelverton Equity Partners, an AIM-listed holding company, where he serves as a member of the Remuneration, Audit and Nomination committees. Previously, Mr. Johnson was a consultant at Chelverton Asset Management from August 2016 to February 2019. Prior to that, he worked as a fund manager for the investment department a large insurance company and then as Head of Sales and Head of Equities at a London investment bank. Mr. Johnson earned a Bachelor of Arts in Economics from the University of Reading.

Robert Russell “Rusty” Hutson, Jr.

Mr. Hutson is the Group’s co-founder and has served as its Chief Executive Officer since the founding of the Group in 2001. Mr. Hutson also served on the Old DEC Board. Prior to founding the Group, Mr. Hutson held finance and accounting roles for 13 years at Bank One (Columbus, Ohio) and Compass Bank (Birmingham, Alabama). Mr. Hutson has a B.S. degree in Accounting from Fairmont State College—West Virginia and received a CPA license (Ohio).

Martin Keith Thomas

Mr. Thomas has served on the Old DEC Board since January 2015. Since January 2022, Mr. Thomas has served as a consultant at the law firm Wedlake Bell LLP, from where he was previously a Partner from January 2018 to December 2021. During his more than 30-year legal career, Mr. Thomas has also served as Partner of Watson Farley & Williams LLP from February 2015 to April 2017 and as consultant of the same firm from May 2017 to May 2018. Mr. Thomas earned a Bachelor of Laws from the University of Reading and completed his Law Society Final Examinations at The College of Law in the UK.

David Jackson Turner, Jr.

Mr. Turner has served on the Old DEC Board since May 2019. Mr. Turner is also a non-executive director of Pan-American Life Insurance Group Board and currently serves on the boards of Junior Achievement of Alabama and United Way of Central Alabama. Mr. Turner has served as Chief Financial Officer of Regions Financial Corporation (NYSE: RF) since 2010 where he leads all finance operations, including mergers and acquisitions, financial systems, investor relations, corporate treasury, corporate tax, management planning and reporting and accounting. Prior to his appointment as Chief Financial Officer, Mr. Turner oversaw the Internal Audit Division for AmSouth Bank (which merged with Regions Financial Corporation in 2006) from April 2005 to March 2010. Before beginning his banking career, Mr. Turner was a certified public accountant and an Audit Partner with Arthur Andersen and KPMG specialising in financial services clients. He earned a Bachelor of Science in Accounting from the University of Alabama.

Kathryn Z. Klaber

Ms. Klaber has served on the Old DEC Board since January 2023. Since 2014, Ms. Klaber has served as the Managing Director of The Klaber Group, which provides strategic consulting services to businesses and organisations with a focus on energy development in the United States and abroad. Prior to founding The Klaber Group, Ms. Klaber launched the Marcellus Shale Coalition, serving as its first CEO from 2009 to 2013. Previously in her career, Ms. Klaber also served as the Executive Vice President for Competitiveness at the Allegheny Conference on Community Development, Executive Director of the Pennsylvania Economy League, and consultant at Environmental Resources Management, where she gained significant experience in EHS strategy and compliance. Ms. Klaber received her B.A. in Environmental Science from Bucknell University and her MBA from Carnegie Mellon University.

Randall Scott Wade

Mr. Wade has served on the Old DEC Board since April 2025. Mr. Wade is a Co-Founder of EIG and a member of its Investment and Executive Committees. He has broad involvement in the firm’s various activities including investments, investor relations, operations and strategic initiatives. Since joining EIG in 1996, Mr. Wade has filled various roles including President, Chief Operating Officer, head of the direct lending strategy, investment principal with coverage responsibility for Australia and an analyst for the oil and gas team. Prior to joining EIG, Mr. Wade was a Commercial Lending Officer for First Interstate Bank of Texas, where he was responsible for developing a middle-market loan portfolio. Mr. Wade received his B.A. in Economics and his B.B.A. in Finance from the University of Texas at Austin.

A list of the companies and partnerships of which the Directors are or have been a director or partner within the past five years is set out in paragraph 13 of this Part 6 (“Additional Information”).

11.3	Senior Managers

The Senior Managers of the Group are:

Name	Position
Bradley Grafton Gray	President and Chief Financial Officer
Benjamin M. Sullivan	Senior Executive Vice President, Chief Legal & Risk Officer
Rick Gideon	Chief Operating Officer

11.4	Profiles of the Senior Managers

The business experience and principal business activities of each of the Senior Managers are as follows:

Bradley Grafton Gray

Mr. Gray has served as the Group’s President and Chief Financial Officer since September 2023. Mr. Gray has also served as the Group’s Executive Vice President, Chief Operating Officer since October 2016 to September 2023. Mr. Gray has also served on the Board of Directors until September 2023. Prior to joining the Group, Mr. Gray served as the Senior Vice President and Chief Financial Officer for Royal Cup, Inc. from August 2014 to October 2016. Prior to that, from 2006 to 2014, Mr. Gray served in various roles at The McPherson Companies, Inc., most recently as Executive Vice President and Chief Financial Officer from September 2006 to December 2013. Mr. Gray previously worked in various financial and operational roles at Saks Incorporated from 1997 to 2006. Mr. Gray has a B.S. degree in Accounting from the University of Alabama and was formerly a licensed CPA (Alabama).

Benjamin M. Sullivan

Mr. Sullivan has served as the Group’s Senior Executive Vice President, Chief Legal & Risk Officer since September 2023. Prior to that, Mr. Sullivan served as the Group’s Executive Vice President, General Counsel from 2019 to September 2023. Prior to joining us, Mr. Sullivan worked with Greylock Energy, LLC (an ArcLight Capital Partners portfolio company) and its predecessor, Energy Corporation of America, from 2012 to 2017, most recently as Executive Vice President, General Counsel and Corporate Secretary from 2017 to 2019. Prior to that, Mr. Sullivan served as counsel for EQT Corporation from 2006 to 2012. He is a member of the leadership and board of directors of several commerce, legal and industry groups, and has considerable experience in corporate governance and reporting/ sustainability, complex commercial transactions, land/real estate, acquisitions & divestitures, financing, government investigations and corporate workouts and restructurings. Mr. Sullivan received a B.A. from University of Kentucky and a J.D. degree from the West Virginia University College of Law. He holds licenses to practice law in Pennsylvania and West Virginia.

Rick Gideon

Rick Gideon joined the Group as Chief Operating Officer in March 2025, following the Group’s acquisition of Maverick where Mr. Gideon served as Chief Executive Officer and previously held roles as Chief Operating Officer and Executive Vice President. Prior to joining Maverick, Mr. Gideon served as Chief Executive Officer of Roan Resources, Inc. Mr. Gideon has held numerous leadership roles in public and privately held oil and gas companies, including as Senior Vice President of U.S. Exploration and Production for Devon Energy Corporation as well as senior positions at HighMount E&P, LLC, Linn Energy, Inc., and Dominion Energy, Inc. He has also advised and consulted with firms such as Blackstone Energy Partners. Mr. Gideon holds a B.S. in Chemical Engineering from the University of Wyoming.

12.	Directors’ and Senior Managers’ Interests

12.1	Directors’ and Senior Managers’ interests in share capital

On the Scheme becoming effective, assuming no further Existing Shares have been purchased or issued after the Latest Practicable Date, the Directors and Senior Managers will have the following beneficial interests in the Shares by virtue of the effect of the Scheme on their Existing Shares.

Director	Existing Shares immediately held at the Latest Practicable Date (1)	Percentage of issued Existing Share capital at the Latest Practicable Date(1)	Shares immediately held after the Scheme becomes effective	Percentage of issued Share capital after the Scheme becomes effective

Chair and Executive Director
David Edward Johnson	25,000	0.03%	25,000	0.03%
Robert Rusty Russell Hutson, Jr.	1,276,141	1.66%	1,276,141	1.66%
Non-Executive Directors
Martin Keith Thomas	114,550	0.15%	114,550	0.15%
David Jackson Turner, Jr.	48,087	0.06%	48,087	0.06%
Kathryn Z. Klaber	3,769	0.01%	3,769	0.01%
Senior Managers
Bradley Grafton Gray	192,131	0.32%	192,131	0.32%
Benjamin M. Sullivan	63,319	0.08%	63,319	0.08%

Note:

(1)
Details of the options and awards over Existing Shares under the Employee Incentive Plan held by the Directors and Senior Managers are set out in paragraph 8 above and details of the relevant share option plans are set out in paragraph 8 of this Part 6 (“Additional Information”). The options and awards are not included in the interests of the Directors and Senior Managers shown in the table above.

12.2	Other interests

Save as disclosed in paragraphs 8 and 12 of this Part 6 (“Additional Information”) above, no Director or Senior Manager has any interest in the share capital or loan capital of the Company or Old DEC or any of its subsidiaries nor does any person closely associated (within the meaning of section 252 of the Companies Act 2006) with the Directors or Senior Managers have any such interests, whether beneficial or non-beneficial. No other person has any interest, including a conflict of interest, that is material to the Exchange Shares Admission and/or the Consideration Shares Admission.

13.	Other Directorships

In addition to their directorships of Group companies (in the case of the Directors), the Directors and the Senior Managers hold or have held the following directorships (other than directorships of Group companies), and are or were members of the following partnerships, within the past five years:

Name	Current or former directorship/ partnership	Position still held (Y/N)
Chair
David Edward Johnson	Bilby plc., Non-executive Director	N
	Fit Together (UK) Limited, Non‑Executive Director	N
	Tribeca Nominee Limited, Non‑Executive Director	N
	Chelverton Equity Partners plc, Non‑Executive Director	Y
Executive Director
Robert Russell “Rusty” Hutson, Jr.	None	None

Non-Executive Directors
Martin Keith Thomas	Wedlake Bell LLP, Consultant	Y
	Jasper Consultants Limited, Director	Y
	Pristec AG, Member of the Supervisory Board	N
	Blue Ocean Consolidated Holding Limited, Director	N
	Chadbourne & Parke (London) LLP, Partner	N
	Energy Everything Investments PLC, Director	N
	Hunton & Williams LLP, Partner	N
	Pemar Capital Partners PLC, Director	N
	Watson Farley & Williams LLP, Partner	N
David Jackson Turner, Jr	Regions Financial Corporation, Chief Financial Officer	Y
	Junior Achievement of Alabama	Y
	Leadership Alabama	Y
	Five Star Preserve	Y
	Pan-American Life Insurance Group	Y
Kathryn Z. Klaber	RLG International, Inc., Director	N
	Junior Achievement of Western Pennsylvania, Chair	Y
	Beaver County Chamber of Commerce (Beaver County, Pennsylvania), Chair	Y
Randall Scott Wade	EIG Management Company, LLC	Y
	NGL Energy Partners LP	N
	Fidra Energy Ltd	Y
Senior Managers
Bradley Grafton Gray	Royal Cup, Inc., Senior Vice President and Chief Financial Officer	N
	The McPherson Companies, Inc., Executive Vice President and Chief Financial Officer	N
Benjamin Sullivan	Gas & Oil Association of West Virginia	Y
	West Virginia Chamber of Commerce	Y
	Energy & Mineral Law Foundation	Y
	Marcellus Shale Coalition	Y
	West Virginia National Guard Foundation	Y
	Hatfield & McCoy Regional Recreation Authority	N

14.	Directors’ and Senior Managers’ Confirmations

14.1	As at the date of this document, none of the Directors or Senior Managers have, during the five years prior to the date of this document:

(a)	been convicted in relation to a fraudulent offence;

(b)
been associated with any bankruptcies, receiverships, liquidations or companies put into administration while acting in the capacity of a member of the administrative, management or supervisory bodies or as a partner, founder or senior manager of any partnership or company;

(c)	been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities (including any designated professional bodies); or

(d)
been disqualified by a court from acting as a director of a company or from acting as a member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of the affairs of any company.

There are no potential conflicts of interest between the Director’s duties to the Company and his private interests and any other duties. There are expected to be no potential conflicts of interest between each of the Proposed Directors’ duties to the Company and their respective private interests and any other duties. There is no interest, including any conflicting interest that is material to the Company.

Save as set out below, none of the Directors or Senior Managers were selected to act in such capacity pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with the Group:

•
Mr. Randall Wade Scott is expected to be appointed as a Director, with effect from the Scheme becoming effective, pursuant to the Relationship Agreement under which EIG is entitled to nominate for appointment one non-executive director to the Board for so long as it (together with its affiliates) holds, in the aggregate, no fewer than 10% of the Shares.

As at the date of this document, no restrictions have been agreed by any Director or Senior Manager on the disposal within a certain time period of their holdings of their Shares following the Exchange Shares Admission and/or the Consideration Shares Admission.

There are no family relationships between any of the Directors, between any of the Senior Managers or between any of the Directors and the Senior Managers.

15.	Remuneration, service agreements and letters of appointment

15.1
The details of the existing service contract of the Executive Director and the letters of appointment for the Non-Executive Directors, in each case, with Old DEC and the remuneration for the Executive and Non-Executive Directors for the year ended 31 December 2024 has been incorporated by reference into this document. Investors are referred to in Part 7 (“Documents Incorporated by Reference”) for specific items of information which have been incorporated by reference into this document.

15.2
The aggregate remuneration paid (including salary and other benefits) to the Senior Managers of the Group in the year ended 31 December 2024 was $2,045,831 all of which comprised salaries and short-term benefits. The Group offers a retirement plan in accordance with subsection 401(k) of the Internal Revenue Code in which the Senior Managers may make voluntary pre and post‑tax contributions towards their own retirement. The Group matches the Senior Managers’ contributions up to $24,150 per annum.

15.3
Conditional upon the Scheme becoming effective, the Company will enter into a new service contract with the Executive Director and new letters of appointment with the Non-Executive Directors. The terms of their appointment will be substantially similar to their existing appointments. However, following the Exchange Shares Admission, the Group may evaluate the structure of its compensation program for Directors and senior management, if appropriate.

16.	Corporate governance

16.1	Compliance with applicable corporate governance rules and regulations

The Directors support high standards of corporate governance, and it is the policy of the Company to comply with current best practice in corporate governance to the extent appropriate for a company of its size.

With effect from the Exchange Shares Admission, the Group expects to adjust its corporate governance arrangements so as to align with those followed by US domestic issuers. This will involve a transition from compliance with the UK Corporate Governance Code such that, from the Exchange Shares Admission, the Company will implement changes designed to comply with applicable U.S. rules and regulations regarding corporate governance standards, including rules in respect of director independence, standards for audit, nomination and compensation (remuneration) board committees, and shareholder approval requirements.

The Company will be subject to the US Exchange Act as applicable to a US domestic issuer, which requires filing with the SEC an annual report on Form 10‑K, quarterly reports on Form 10‑Q and current reports on Form 8‑K, among other things, to the disclosure and procedural requirements of Regulation 14A under the Exchange Act with respect to proxy solicitations, and to the Sarbanes‑Oxley Act, which requires preparation of a management report on internal controls each year and an auditor attestation of management’s internal control report. The Company’s quarterly and annual financial statements must be prepared in accordance with US GAAP. Such corporate governance rules and reporting rules, among others, are imposed by the SEC, the New York Stock Exchange or Delaware law. As the New Shares will be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities, certain elements of the UK Listing Rules and Disclosure Guidance and Transparency Rules will also continue to apply to the Company.

16.2	Board committees

Following the effectiveness of the Scheme, the Board will have established an Audit & Risk Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Sustainability Committee. Except for the Sustainability Committee, the members of these committees will be appointed from among the independent directors and all appointments to these committees shall be for a period of one year. The terms of reference of the committees have been drawn up in line with prevailing best practice, including the provisions of the corporate governance rules applicable to a US domestic issuer. A summary of the terms of reference of the committees is set out below.

Audit & Risk Committee

The purpose of the Audit & Risk Committee is to assist the Board in overseeing (i) the accounting, financial, risk management, internal controls, and reporting processes of the Company; (ii) the integrity of the Company’s financial statements; (iii) the qualifications, independence and performance of the Company’s external auditor; (iv) the design, qualifications and performance of the Company’s internal audit function; (v) the compliance by the Company with legal and regulatory requirements; and (vi) the preparation of the report required by the rules of the SEC to be included in the Company’s annual proxy statement.

The membership of the Audit & Risk Committee is expected to comprise Mr. Turner, Ms. Klaber and Mr. Thomas.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to the compensation of the Company’s Chief Executive Officer, other Executive Officers and such other members of senior management as the Committee may designate from time to time, and members of the Board.

The membership of the Compensation Committee is expected to comprise Mr. Turner, and Mr. Johnson.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to assist the Board in (i) overseeing the appointment of directors to the Board consistent with criteria approved by the Board; (ii) assisting with succession planning; (iii) recommending that the Board select the director nominees for the next annual meeting of shareholders; (iv) overseeing the evaluation of the Board; and (v) overseeing the Company’s governance structure as well as trends and compliance in governance best practices.

The membership of the Nominating and Corporate Governance Committee is expected to comprise Ms. Klaber, Mr. Thomas and Mr. Turner.

Sustainability Committee

The purpose of the Sustainability Committee is to oversee and provide input to the Board on the Company’s policies and strategies related to matters of environmental stewardship and sustainability, health and safety, business ethics, business conduct and responsibility, inclusion, and social affairs.

The membership of the Sustainability Committee is expected to comprise Ms. Klaber, Mr. Johnson and Mr. Wade.

17.	Major Shareholders

17.1
So far as the Company is aware, as at the Latest Practicable Date, the following persons (other than the Directors and Senior Managers) had notifiable interests in five per cent. or more of the issued share capital of Old DEC, and the amount of such persons’ holding of the total voting rights in respect of the Shares following the Scheme becoming effective is expected to be as follows:

Shareholder	Existing Shares held at the Latest Practicable Date	Percentage of Existing Share capital at the Latest Practicable Date(%)	Shares immediately held after the Scheme becomes effective	Percentage of issued Share capital after the Scheme becomes effective

EIG Global Energy Partners LLC	9,601,585	12.4	9,601,585	12.4
BlackRock	4,046,531	5.27	4,046,531	5.27
The Vanguard Group	4,419,263	5.76	4,419,263	5.76
Columbia Threadneedle Investments (US)	4,108,991	5.36	4,108,991	5.36

17.2
Save as disclosed in this paragraph 17, the Directors are not aware of any holdings of voting rights (within the meaning of Chapter 5 of the DTRs) which will represent five per cent. or more of the total voting rights in respect of the issued share capital of the Company once the Scheme becomes effective.

17.3
So far as the Company is aware, immediately following implementation of the Scheme, no person or persons directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

17.4	Neither the Company nor the Directors are aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

17.5
There are no differences between the voting rights enjoyed by the major Existing Shareholders described above and those enjoyed by any other holder of Existing Shares and expected to be enjoyed by holders of Shares.

18.	Related Party Transactions

The Group

Save as set out below, there are no related party transactions within the meaning of UK-adopted international accounting standards as defined in s 474(1) CA 2006 between the Group and its related parties that were entered into during the financial year ended 31 December 2024, during the six-month period ended 30 June 2025 or during the period from and including 1 July 2025 up to and including the Latest Practicable Date:

•	In 2025, the Company divested 965 oil and gas wells to an entity owned by Mr. Hutson, for total consideration received by the Company of approximately $1.75 million.

19.	Subsidiaries, Investments and Principal Establishments

19.1
Old DEC is the current holding company of the Group and the Company will be the holding company of the Group following the Scheme becoming effective. The significant subsidiaries and subsidiary undertakings of Old DEC are as follows:

Name	Country of incorporation/ Principal place of business	Principal activity	Effective interest and proportion of equity held

Diversified Gas & Oil Corporation	United States	Oil and natural gas operations	100
Diversified Production LLC	United States	Oil and natural gas operations	100
Diversified Midstream LLC	United States	Oil and natural gas non-operated assets	100
Diversified Energy Marketing, LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS Phase II LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS III Upstream LLC	United States	Holding company	100
Diversified ABS Phase IV Holdings LLC	United States	Holding company	100
Diversified ABS Phase IV LLC	United States	Oil and natural gas non-operated assets	100

Name	Country of incorporation/ Principal place of business	Principal activity	Effective interest and proportion of equity held
Diversified ABS V Upstream LLC	United States	Holding company	100
Sooner State Joint ABS Holdings LLC	United States	Holding company	100
Diversified ABS Phase VI Holdings LLC	United States	Holding company	100
Diversified ABS Phase VI LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS VI Upstream LLC	United States	Oil and natural gas non-operated assets	100
Oaktree ABS VI Upstream LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS VIII Holdings LLC	United States	Holding company	100
Diversified ABS VIII LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS IX Holdings LLC	United States	Holding company	100
Diversified Mustang Holdco LLC	United States	Holding company	100
Diversified ABS X Holdings LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS X LLC	United States	Oil and natural gas non-operated assets	100
Diversified ABS Phase X LLC	United States	Oil and natural gas non-operated assets	100
DP Lion Equity Holdco LLC	United States	Holding company	20
DP Lion HoldCo LLC	United States	Holding company	100
DP RBL Co LLC	United States	Holding company	100
DP Legacy Central LLC	United States	Oil and natural gas non-operated assets	100
DP Bluegrass LLC	United States	Oil and natural gas non-operated assets	100
BlueStone Natural Resources II, LLC	United States	Oil and natural gas non-operated assets	100
Maverick Natural Resources, LLC	United States	Oil and natural gas operations	100
Bluebonnet Resources, LLC	United States	Oil and natural gas non-operated assets	100
Maverick Natural Resources II, LLC	United States	Oil and natural gas non-operated assets	100
Maverick Services, LLC	United States	Oil and natural gas non-operated assets	100
Maverick ABS Holdco, LLC	United States	Holding company	100
MNR ABS Holdings I, LLC	United States	Holding company	100
MNR ABS Issuer I, LLC	United States	Oil and natural gas non-operated assets	100
MNR ABS Agent Corp	United States	Oil and natural gas non-operated assets	100
Maverick Asset Holdings LLC	United States	Holding company	100
Maverick Permian LLC	United States	Oil and natural gas non-operated assets	100
Maverick Permian Agent Corp	United States	Oil and natural gas non-operated assets	100
Unbridled Resources, LLC	United States	Oil and natural gas non-operated assets	100
Wheeler Midstream, LLC	United States	Oil and natural gas non-operated assets	100
MidPoint Midstream, LLC	United States	Oil and natural gas non-operated assets	100
Unbridled Agent Corp	United States	Oil and natural gas non-operated assets	100
Breitburn Operating LP	United States	Oil and natural gas non-operated assets	100
Breitburn Transpetco LP LLC	United States	Oil and natural gas non-operated assets	100
Transpetco Pipeline Company, LP	United States	Oil and natural gas non-operated assets	100
Breitburn Transpetco GP LL	United States	Oil and natural gas non-operated assets	100
Breitburn Oklahoma LLC	United States	Oil and natural gas non-operated assets	100
Phoenix Production Company	United States	Oil and natural gas non-operated assets	100
GTG Pipeline LLC	United States	Oil and natural gas non-operated assets	100
Maverick Operating GP, LLC	United States	Oil and natural gas non-operated assets	100
Cranberry Pipeline Corporation	United States	Oil and natural gas non-operated assets	100
Coalfield Pipeline Company	United States	Oil and natural gas non-operated assets	100
DM Bluebonnet LLC	United States	Oil and natural gas non-operated assets	100
DP Tapstone Energy Holdings, LLC	United States	Holding company	100
DP Legacy Tapstone LLC	United States	Oil and natural gas non-operated assets	100
Chesapeake Granite Wash Trust	United States	Oil and natural gas non-operated assets	50.8
Black Bear Midstream Holdings LLC	United States	Oil and natural gas non-operated assets	100
Black Bear Midstream LLC	United States	Oil and natural gas non-operated assets	100
Black Bear Liquids LLC	United States	Oil and natural gas non-operated assets	100
Black Bear Liquids Marketing LLC	United States	Oil and natural gas non-operated assets	100
DM Pennsylvania Holdco LLC	United States	Holding company	100
Diversified Energy Group LLC	United States	Oil and natural gas non-operated assets	100
Diversified Energy Holdings Company LLC	United States	Oil and natural gas non-operated assets	100
Next LVL Energy, LLC	United States	Oil and natural gas non-operated assets	100
Splendid Land, LLC	United States	Oil and natural gas non-operated assets	55

Name	Country of incorporation/ Principal place of business	Principal activity	Effective interest and proportion of equity held
Riverside Land, LLC	United States	Oil and natural gas non-operated assets	55
Old Faithful Land, LLC	United States	Oil and natural gas non-operated assets	55
Link Land, LLC	United States	Oil and natural gas non-operated assets	55
Giant Land, LLC	United States	Oil and natural gas non-operated assets	55
OCM Denali Holdings, LLC	United States	Oil and natural gas non-operated assets	100
DP Yellowjacket HoldCo LLC	United States	Holding company	100
DM Yellowjacket HoldCo LLC	United States	Holding company	100
DM Mountaineer Holdings LLC	United States	Holding company	100

19.2
Save as described above, there are no undertakings in which the Group holds a proportion of the share capital which are likely to have a significant effect on the assessment of the Group’s assets and liabilities, financial position or profits and losses.

20.	Certain UK Tax Considerations

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of subscribing for, holding or disposing of Shares (including DIs). Prospective investors in Shares (including DIs) are advised to consult their own professional advisers concerning the tax consequences of the acquisition, ownership and disposition of such shares or rights. The following statements are based on current UK tax legislation as applied in England and Wales and the current published practice of HMRC (which may not be binding on HMRC) in each case as of the Latest Practicable Date before the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They apply only to Shareholders who are resident, and in the case of individuals domiciled or deemed domiciled, for tax purposes in (and only in) the United Kingdom and to whom “split year” treatment does not apply (except insofar as express reference is made to the treatment of non-UK residents), who hold their Shares (including DIs) as an investment (other than where a tax exemption applies, for example where the Shares are held in an individual savings account or a self-invested personal pension) and who are, or are treated as, the absolute beneﬁcial owners of both their Shares (including DIs) and any dividends paid on them. The tax position of certain categories of Shareholders who are subject to special rules (such as a person subscribing for Shares (including DIs) in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK. The statements do not apply to any Shareholder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The tax legislation of the United Kingdom and the tax legislation of the jurisdictions or prospective investors may have an impact on the income received from the Shares (including DIs). The statements summarise the current position and are intended as a general guide only. Prospective investors who are in any doubt about their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly recommended to consult their own professional advisers.

20.1	Stamp duty reserve tax

Ordinarily, non-UK securities cannot be traded and settled in the UK through the CREST settlement system, which is the settlement system for electronic transfers of shares on the London Stock Exchange. As such, non-UK securities are usually transferred into a depository, which issues depository interests (“DIs”). DIs are UK registered securities which can be traded and settled in CREST. As DIs are chargeable securities for UK stamp duty reserve tax (“SDRT”) purposes, transfers of DIs are usually subject to SDRT at 0.5% of the consideration paid. However, the Stamp Duty Reserve Tax (UK Depositary Interests in Foreign Securities) Regulations (SI 1999/2383) exclude DIs from being chargeable securities for SDRT purposes where the underlying securities meet the conditions for being ‘foreign securities'. Broadly, these conditions require that that issuer is a company that is not incorporated in the UK nor ‘centrally managed and controlled’ in the UK and that the underlying securities are not on any company register that is kept in the UK by, or on behalf of, the non-UK company by which they were issued. The underlying securities also need to be of the same class, in the non-UK company concerned, as securities that are listed on a recognised stock exchange. It is expected that these conditions should be met in relation to the Shares.

20.2	Taxation of capital gains

(a)	UK resident Shareholders

A disposal or deemed disposal of Shares (including DIs) by an individual or corporate Shareholder who is tax resident in the United Kingdom may, depending on the Shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the Shares (including DIs) less the allowable cost to the Shareholder of acquiring such Shares (including DIs).

The applicable tax rates for individual Shareholders realising a gain on the disposal of Shares (including DIs) is, broadly, 18% for basic rate taxpayers and 24% for higher and additional rate taxpayers. For corporate Shareholders, Corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate Shareholder (the main rate of UK corporation tax is currently 25% for financial year 2025/2026).

(b)	Non-UK Shareholders

Shareholders who are not resident in the United Kingdom and, in the case of an individual Shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realised on a sale or other disposal of Shares (including DIs) unless (i) such Shares (including DIs) are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate Shareholder, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from UK land. Shareholders who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual Shareholder who has ceased to be resident in the United Kingdom for UK tax purposes for a period of five years or less and who disposes of Shares (including DIs) during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realised (subject to any available exemption or relief).

20.3	Taxation of Dividends

A UK resident Shareholder’s liability to tax on dividends received will depend on the individual circumstances of that Shareholder:

(a)	UK resident individual Shareholders

All dividends received by a UK tax resident individual Shareholder of any Shares (including DIs) from the Company or from other sources will form part of the Shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 (for tax year 2025/2026) of taxable dividend income received by the Shareholder in a tax year (the “dividend allowance”). Income within the dividend allowance will be taken into account in determining whether income in excess of the dividend allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the dividend allowance will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

(b)	UK resident corporate Shareholders

It is likely that most dividends paid on the Shares (including DIs) to UK resident corporate Shareholders would not be subject to UK corporation tax so long as the dividends qualify for exemption (as is likely). However, it should be noted that the exemptions are not comprehensive, their applicability will depend on a Shareholder’s own circumstances and they are also subject to anti-avoidance rules. Shareholders within the charge to corporation tax should consult their own professional advisers.

(c)	Non-UK resident Shareholders

A Shareholder resident or otherwise subject to tax outside the United Kingdom (whether an individual or a body corporate) may be subject to foreign taxation on dividend income under local law. Shareholders to whom this may apply should obtain their own tax advice concerning tax liabilities on dividends received from the Company.

Each Shareholder should obtain professional advice on its own position as it will depend on its own individual circumstances.

(d)	Withholding tax

The Company will not be required to withhold UK tax at source when paying dividends.

21.	Certain US Tax Considerations

The following is a general summary based on present law of certain US federal income tax considerations relevant to the cancellation of the Scheme Shares, the issuing of the Exchange Shares (including Company DIs) pursuant to the Scheme and the ownership of the Exchange Shares. It addresses only Scheme Shareholders that hold their Scheme Shares and will hold their Exchange Shares as “capital assets” within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and use the US dollar as their functional currency. A holder of a Company DI generally should be treated for US federal income tax purposes as holding the Exchange Shares represented by the Company DI. The following discussion assumes that such treatment applies and references below to the Exchange Shares include references to Company DIs. Prospective investors in Shares (including Company DIs) should consult their tax advisers regarding the US federal income tax consequences to them relating to the matters discussed below. The following discussion also assumes that, pursuant to Section 7874 of the Internal Revenue Code, Old DEC is, and will continue to be until after completion of the Scheme (at which point it will later become classified as a disregarded entity for U.S. federal income tax purposes), treated as a U.S. corporation for all purposes under the Internal Revenue Code.

This summary is for general information only and is not a substitute for tax advice. It is not a complete description of all of the tax considerations that may be relevant to a particular Scheme Shareholder. This discussion is based on the Internal Revenue Code proposed, temporary and final Treasury Regulations promulgated under the Internal Revenue Code (the “US Treasury Regulations”), and judicial and administrative interpretations thereof, all as at the date of this document. All of the foregoing is subject to change. Such change may apply retroactively and may affect the tax considerations described in this paragraph 21. It does not address all of the considerations relevant to Scheme Shareholders subject to special tax regimes, such as banks and other financial institutions, insurance companies, dealers in currencies and securities, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, tax-exempt entities, US expatriates, investors liable for alternative minimum tax or persons holding the Scheme Shares or the Exchange Shares as part of a hedge, straddle, conversion or other integrated financial transaction, a controlled foreign corporation, a passive foreign investment company, an entity or arrangement classified as a partnership for U.S. federal income tax purposes (or an investor therein), a person required for U.S. federal income tax purposes to conform to the timing of income accruals with respect to the Scheme Shares or the Exchange Shares to the income accruals on its financial statements under section 451 of the Code (as defined below), a person that purchases or sells the Scheme Shares or the Exchange Shares as part of a wash sale for U.S. federal income tax purposes, or a former U.S. citizen or permanent resident. It does not consider consequences for persons that own directly, indirectly or constructively, (or have owned in the past five years) more than 5 per cent. (by value) of the equity interests of the Company or of Old DEC. Any person that at any time in the past five years owned (or owns) more than 5 percent (by value) of the equity interests of the Company or of Old DEC is strongly urged to consult their own tax advisor as they could be subject to US tax unless they meet certain requirements. It also does not address US federal taxes other than the income tax (such as estate and gift tax), net investment tax, or US state and local tax or non-US tax considerations.

If a partnership (or other pass-through entity or arrangement treated as a partnership) for US federal income tax purposes is a holder of a Company DI, the tax treatment of its partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, prospective investors that are partnerships (or other pass-through entities or arrangements treated as partnerships) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their tax advisers regarding the US federal income tax consequences to them relating to the matters discussed below.

21.1	Treatment as a result of the implementation of the Scheme

For US federal income tax purposes, the Scheme is intended to qualify as either a reorganisation within the meaning of Section 368(a) of the Internal Revenue Code, a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code, or both (collectively, the “Intended Tax Treatment”). The proper US federal income treatment of the Scheme is not certain, however, and neither the Company nor Old DEC has sought a ruling from US federal tax authorities or an opinion from US federal tax counsel on the proper treatment of the Scheme. If the IRS were to successfully challenge the Intended Tax Treatment, the tax consequences would differ from those set forth herein, and holders could be subject to US federal income tax upon the receipt of the Exchange Shares in the Scheme.

The discussion in this section assumes that the Intended Tax Treatment is correct. Prospective investors should consult their tax advisers about the proper US federal, state and local income tax treatment of the Scheme.

(a)	US Holders

As used in this paragraph 21, “US Holder” means a beneficial owner of the Scheme Shares or the Exchange Shares that for US federal income tax purposes is: (i) an individual citizen or resident of the US; (ii) a corporation organised in or under the laws of the US, any state thereof, or the District of Columbia; (iii) a trust that: (1) is subject to the primary supervision of a US court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code); or (2) has a valid election in effect to be treated as a US person for US federal income tax purposes; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

A US Holder will recognise no gain or loss on the cancellation of the Scheme Shares and the issue of the Exchange Shares. A US Holder’s basis in the Exchange Shares will equal such US Holder’s aggregate adjusted tax basis in the Scheme Shares cancelled in the Scheme, and a US Holder’s holding period in the Exchange Shares will include the period such US Holder held the Scheme Shares. If a US Holder acquired different blocks of the Scheme Shares at different times or at different prices, the US Holder’s basis and holding period in the Exchange Shares will be determined separately for each block of the Scheme Shares.

US Holders may be required to attach to their tax returns for the year in which they receive the Exchange Shares a statement regarding application of the tax-free reorganisation requirements (including information about the Scheme Shares cancelled and the Exchange Shares issued) and to maintain certain records regarding the Scheme.

Prospective investors that would be US Holders are encouraged to consult their tax advisers to determine the specific tax consequences to them of the Scheme, including the effect of any US federal, state, local, non-US or other tax laws.

(b)	Non-US Holders

As used in this paragraph 21, “Non-US Holder” means a beneficial owner of the Scheme Shares or the Exchange Shares that for US federal income tax purposes is neither a US Holder nor an entity or other arrangement classified as a partnership for US federal income tax purposes.

If the Scheme Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, then a Non-US Holder who does not own and has not owned directly, indirectly or constructively more than 5 per cent. (by value) of the equity interests of Old DEC at any point in the preceding five-year period generally will not recognise any gain or loss realised on the cancellation of the Scheme Shares or issue of the Exchange Shares in the Scheme for US federal income tax purposes. Assuming a Non-US Holder described in the preceding sentence is not engaged in the conduct of a trade or business within the US, no US federal income tax filings will generally be required solely on account of the cancellation of the Scheme Shares and the issue of the Exchange Shares. The Company believes that its Scheme Shares are and its Exchange Shares will be regularly traded on an established securities market following this transaction. However, no assurance can be given in this regard, and no assurance can be given that the Exchange Shares will remain regularly traded in the future.

Prospective investors that would be Non-US Holders are encouraged to consult their tax advisers to determine the specific tax consequences to them of the Scheme, including the effect of any US federal, state, local, non-US or other tax laws.

21.2	Income from the Exchange Shares

(a)	US Holders

In general, any distributions made to a US Holder with respect to the Exchange Shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles), will constitute dividends for US federal income tax purposes. Subject to certain holding period and other requirements, such dividends will generally be eligible for the dividends received deduction in the case of corporate US Holders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for non-corporate US Holders (including individuals). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the US Holder’s adjusted tax basis in its Exchange Shares and then, to the extent such distribution exceeds the US Holder’s adjusted tax basis, as gain realised from the sale or other disposition of such Exchange Shares, which will be treated as described in paragraph 21.2.

The amount of any dividend paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, US Holders generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a US Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss will be equal to the difference, if any, between (i) the U.S. dollar value of the amount included in income when the dividend was received, and (ii) the amount received on the conversion of the foreign currency into U.S. dollars. Generally, any such gain or loss will be treated as ordinary income or loss and will generally be treated as U.S. source income. US Holders are encouraged to consult their tax advisors regarding the treatment of foreign currency gain or loss on any foreign currency received that is converted into U.S. dollars on a date subsequent to the date of receipt.

(b)	Non-US Holders

In general, any distributions made to a Non-US Holder with respect to the Exchange Shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles), will constitute dividends for US federal income tax purposes and, provided such dividends are not effectively connected with such Non-US Holder’s conduct of a trade or business within the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non-US Holder), will be subject to US federal withholding tax from the gross amount of the dividend at a rate of 30 per cent., unless such Non-US Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will not be subject to US federal withholding tax and will be treated first as reducing (but not below zero) the Non-US Holder’s adjusted tax basis in its Exchange Shares and then, to the extent such distribution exceeds the Non-US Holder’s adjusted tax basis, as gain realised from the sale or other disposition of such Exchange Shares, which will be treated as described in paragraph 21.2(a). However, the withholding rules applicable to distributions by USRPHCs (as defined in paragraph 21.3(b)(iii)) that exceed current and accumulated earnings and profits are not clear. If the Company’s makes a distribution on the Exchange Shares in excess of its current and accumulated earnings and profits, the applicable withholding agent may satisfy any withholding requirements by either (i) treating the entire distribution as a dividend that is subject to withholding at a rate of 30 per cent. (or a lower applicable treaty rate) or (ii) treat only the amount of the distribution reasonably estimated to be paid from current and accumulated earnings and profits as a dividend subject to withholding at a rate of 30 per cent. (or a lower applicable treaty rate), with the excess portion of the distribution (if any) treated generally as the result of a sale or other disposition of the Exchange Shares, treated as described in paragraph 21.3(b).

Dividends paid by the Company to a Non-US Holder that are effectively connected with such Non-US Holder’s conduct of a trade or business within the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non-US Holder) will generally not be subject to US federal withholding tax, provided such Non-US Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to US federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to US Holders. If the Non-US Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30 per cent. (or such lower rate as may be specified by an applicable income tax treaty).

21.3	Disposal of the Exchange Shares

(a)	US Holders

On a sale or other disposition of the Exchange Shares, a US Holder generally will recognise gain or loss in an amount equal to the difference between the amount realised on the sale of the Exchange Shares and the US Holder’s tax basis in its Exchange Shares. Gain or loss recognised by a US Holder on a sale or other disposition of the Exchange Shares will generally be short-term capital gain or loss if the US Holder’s holding period for the Exchange Shares is one year or less and long-term capital gain or loss if the US Holder’s holding period for the Exchange Shares is more than one year. Long-term capital gains of non-corporate US Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

(b)	Non-US Holders

A Non-US Holder will generally not be subject to US federal income tax on gain realised on a sale or other disposition of the Exchange Shares unless:

(i)
such Non-US Holder is an individual who was present in the US for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realised will generally be subject to a flat 30 per cent. US federal income tax;

(ii)
the gain is effectively connected with a trade or business of such Non-US Holder in the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non-US Holder), in which case such gain will be subject to US federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to US Holders, and any such gain of a Non-US Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30 per cent. (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)	Exchange Shares constitute US real property interests (“USRPIs”) by reason of the Company’s status as a US real property holding corporation (“USRPHC”) for US federal income tax purposes.

With respect to paragraph 21.3(b)(iii) above, Old DEC has been and will continue to be a USRPHC until it becomes a disregarded entity following completion of the Scheme, and the Company expects that it will, following completion of the Scheme, be a USRPHC. As a result, gain arising from the sale or other taxable disposition of the Exchange Shares by a Non-U.S. Holder will not be subject to U.S. federal income tax if the Exchange Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of the Exchange Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.  The Company believes that its Exchange Shares are and will be regularly traded on an established securities market following this transaction. However, no assurance can be given in this regard, and no assurance can be given that the Exchange Shares will remain regularly traded in the future.

21.4	Foreign Account Tax Compliance Act

Sections 1471 to 1474 of the Internal Revenue Code and the US Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as “FATCA”) generally impose withholding at a rate of 30 per cent. in certain circumstances on dividends in respect of securities (including the Exchange Shares) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution: (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain US persons and by certain non-US entities that are wholly or partially owned by US persons and to withhold on certain payments; or (ii) if required under an intergovernmental agreement between the US and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the US authorities. An intergovernmental agreement between the US and an applicable foreign country may modify these requirements. Accordingly, the entity through which the Exchange Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of the Exchange Shares held by an investor that is a non-financial non-US entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30 per cent., unless such entity either: (a) certifies to the applicable withholding agent that such entity does not have any “substantial US owners”; or (b) provides certain information regarding the entity’s “substantial US owners,” which will in turn be provided to the US Treasury Department.

All prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in the Exchange Shares.

Prospective investors are encouraged to consult their tax advisers to determine the specific tax consequences to them of holding and disposing of the Exchange Shares, including the effect of any US federal, state, local, non-US or other tax laws.

The discussion above is a general summary. It does not cover all tax matters that may be important to a particular holder. Prospective investors should consult their tax advisers about the tax consequences of participating in the Scheme and holding the Exchange Shares under the Scheme Shareholder’s own circumstances.

22.	Material Contracts

The Group

22.1
The following is a summary of those material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Company or any member of the Group within the two years immediately preceding the date of this document and of those other contracts, not being contracts entered into in the ordinary course of business by any member of the Group, that contain provisions under which the Company and/or any member of the Group has an obligation or entitlement which is or may be material to the Group as at the date of this document:

(a)	Canvas merger agreement

On 8 September 2025, the Group entered into the Canvas Acquisition Agreement pursuant to which the Group expects to acquire Canvas, together with the Canvas Assets, for total consideration of approximately $550 million, with a purchase price multiple of approximately 3.5x on the next 12 months EBITDA for the Group (based on an effective date of 1 July 2025).

The Canvas Acquisition is expected to be completed on or around 24 November 2025, and the Company expects to issue up to 3,894,776 Consideration Shares to the shareholders of Canvas in connection with the acquisition.

The Canvas Acquisition Agreement is governed by Delaware law.

Further details of the Canvas acquisition are as set out in paragraph 5 of Part 2 of this document.

(b)	Registration Rights Agreement

On 14 March 2025, pursuant to the Maverick Merger Agreement (as defined below), Old DEC entered into a registration rights agreement (the “Registration Rights Agreement”) with Maverick unitholders receiving in aggregate more than 1% of the Existing Shares outstanding as at 14 March 2025 pursuant to which Old DEC, on the terms set forth therein, filed with the U.S. Securities and Exchange Commission a registration statement registering for resale 19,910,181 Existing Shares held by such Maverick unitholders, which they received as consideration from Old DEC acquiring Maverick (the “Maverick Registered Shares”). The registration rights agreement provided for a lockup from 14 March 2025, of six months for 33% of the Maverick Registered Shares, nine months for an additional 33% of the Maverick Registered Shares, and one year for the remaining 34% of the Maverick Registered Shares.

(c)	Relationship Agreement

On 14 March 2025, pursuant to the Maverick Merger Agreement, Old DEC entered into a relationship agreement with EIG (the “Relationship Agreement”) pursuant to which, for so long as EIG (together with its affiliates) holds, in the aggregate:

(i)	no fewer than 20% of the Existing Shares in Old DEC, EIG shall be entitled to nominate for appointment two non-executive directors to the Old DEC Board,

(ii)	fewer than 20% but no fewer than 10% of the Existing Shares in Old DEC, EIG shall be entitled to nominate for appointment one non-executive director to the OLD Dec Board; and

(iii)	no fewer than 10% of the Existing Shares in Old DEC, the number of directors on the Old DEC Board shall not exceed eight without the prior written consent of EIG.

The Relationship Agreement is governed by English law.

On 13 November 2025, the Company, Old DEC and EIG entered into an amended and restated relationship agreement pursuant to which, on the Scheme becoming effective, the Company will assume all of the rights and obligations of Old DEC under the Relationship Agreement.

The amended and restated relationship agreement is governed by Delaware law.

(d)	2025 Prospectus Sponsor Agreement

On 20 February 2025, Old DEC and Stifel Nicolaus Europe Limited (“Stifel”) entered into a sponsor agreement pursuant to which Stifel agreed to act as Old DEC’s sponsor under the Listing Rules in connection with the admission to listing of certain Existing Shares and the publication of the 2025 Prospectus as required under the Listing Rules (the “Prospectus Sponsor Agreement”). The Sponsor Agreement provided for the payment of certain fees and expenses by Old DEC to Stifel as sponsor.

Under the terms of the Sponsor Agreement, Old DEC agreed to provide certain customary warranties, representations and undertakings in favour of Stifel as sponsor in relation to, amongst other things, the accuracy of information in this document and other matters relating to the Group and the acquisition. Old DEC has also agreed to indemnify Stifel as sponsor and its affiliates against, among other things, claims made against them or losses incurred by them in connection with the acquisition, subject to certain exceptions.

The Sponsor Agreement is governed by English law.

(e)	Underwriting Agreement

On 19 February 2025, Old DEC entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and Mizuho Securities USA LLC, acting as the representative for the underwriters in the Group’s public offering in February 2025 (the “Underwriters”). Subject to the terms and conditions stated in the Underwriting Agreement, the Underwriters agreed to purchase, and Old DEC agreed to sell to the Underwriters, 8,500,000 Existing Shares (and up to an additional 850,000 Existing Shares pursuant to an over-allotment option). The Underwriting Agreement provided that the obligations of the Underwriters to subscribe for the Existing Shares were subject to approval of legal matters by counsel and to other conditions.

The Underwriting Agreement is governed by New York law.

(f)	Maverick Merger Agreement

On 24 January 2025, Old DEC executed a merger agreement (the “Maverick Merger Agreement”) in connection with the acquisition of the Maverick Group by the Group, which was completed on 14 March 2025. The gross consideration for this acquisition amounted to approximately $1,275 million, comprised of cash consideration of approximately $210.8 million, the issue of 21,194,213 Existing Shares to the unit holders of Maverick, valued at $253.3 million and the assumption of $719.9 million of Maverick’s outstanding debt.

The Maverick Merger Agreement is governed by Delaware law.

(g)	Summit purchase and sale agreement

On 18 December 2024, Old DEC executed a purchase and sale agreement in connection with the acquisition of operated natural gas properties and related midstream pipeline infrastructure located within Virginia, West Virginia and Alabama from Summit Natural Resources, which was completed on 27 February 2025. The total gross purchase price for this acquisition payable by the Group was approximately $42 million.

The Summit purchase and sale agreement is governed by Texas law.

(h)	East Texas Assets purchase and sale agreement

On 19 August 2024, Old DEC executed a conditional purchase and sale agreement (the “East Texas Assets PSA”) in connection with the acquisition of operated natural gas properties located within eastern Texas (the “East Texas Assets”) from Maverick, which was completed on 30 October 2024. The total gross purchase price for this acquisition payable by the Group was $69 million before customary purchase price adjustments and the net consideration for the East Texas Assets consisted of a combination of the allotment and issue of 2,342,445 Existing Shares and cash consideration of $41 million.

The East Texas Assets PSA is governed by Texas law.

(i)	Crescent Pass purchase and sale agreement

On 9 July 2024, Old DEC executed a conditional purchase and sale agreement (the “Crescent Pass PSA”) in connection with the acquisition of high-working-interest, operated natural gas properties and related facilities located within eastern Texas (the “Crescent Pass Assets”) from Crescent Pass Energy (“Crescent Pass”), which was completed on 15 August 2024. The gross consideration for this acquisition amounted to $101 million and after customary purchase price adjustments. The net consideration for the acquisition of the Crescent Pass Assets comprised the issue of 2,249,650 new Existing Shares to Crescent Pass (subject to a customary commercial lock-up agreement) and cash consideration of $71 million.

The Crescent Pass PSA is governed by Texas law.

(j)	Oaktree membership interest purchase agreement

On 18 March, 2024 Old DEC’s subsidiaries, Diversified Production LLC and Diversified Gas & Oil Corporation entered into a membership interest purchase agreement (the “Oaktree MIPA”) with OCM Denali INT Holdings PT, LLC, a subsidiary of Oaktree Capital Management, L.P., to acquire 100% of the limited liability company interests in OCM Denali Holdings, LLC (the “Oaktree Assets”) from Oaktree Capital Management L.P., which was completed on 7 June 2024. The gross purchase price for this acquisition amounted to $410 million and after customary purchase price adjustments, the net purchase price was approximately $377 million.

The Oaktree MIPA is governed by Delaware law.

(k)	2024 Oaktree Acquisition Sponsor Agreement

On 9 May 2024, Old DEC and Stifel entered into a sponsor agreement pursuant to which Stifel agreed to act as Old DEC’s sponsor under the Listing Rules in connection with the acquisition of the Oaktree Assets and the publication of the circular as required under the Listing Rules (the “Oaktree Acquisition Sponsor Agreement”). The Oaktree Acquisition Sponsor Agreement also provided for the payment of certain fees and expenses by Old DEC to Stifel as sponsor.

Under the terms of the Oaktree Acquisition Sponsor Agreement, Old DEC agreed to provide certain customary warranties, representations and undertakings in favour of Stifel as sponsor in relation to, amongst other things, the accuracy of information in this document and other matters relating to the Group and the acquisition. Old DEC has also agreed to indemnify Stifel as sponsor and its affiliates against, among other things, claims made against them or losses incurred by them in connection with the acquisition, subject to certain exceptions.

The Oaktree Acquisition Sponsor Agreement is governed by English law.

(l)	ABS IV Notes

In February 2022, the Group formed Diversified ABS Phase IV LLC (“ABS IV”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities in an aggregate principal amount of $160 million at par. The ABS IV Notes are secured by a portion of the upstream producing assets acquired in connection with the Blackbeard acquisition.

The ABS IV Notes accrue interest at a stated 4.95% rate per annum and have a final maturity date of February 2037 with an amortising maturity of September 2030. Interest and principal payments on the ABS IV Notes are payable on a monthly basis. During the six month period ended 30 June 2025 and years ended 31 December 2024, 2023 and 2022, the Group incurred $1.86 million, $4.44 million, $5.7 million and $6.24 million in interest related to the ABS IV Notes, respectively. The fair value of the ABS IV Notes was approximately $67.08 million as of 30 June 2025.

In the event that ABS IV has cash flow in excess of the required payments, ABS IV is required to pay between 50% and 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular, (a) if the DSCR as of any payment date is greater than or equal to 1.25 to 1.00, then 0%, (i) if the DSCR as of such payment date is less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then 50%, and (ii) if the DSCR as of such payment date is less than 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS IV is less than 80%, then 100%, else 0%; and (c) if the LTV for ABS IV is greater than 65%, then 100%, else 0%.

In connection with the issuance of the ABS IV Notes, the Group engaged an independent international provider of sustainability research and services to establish and maintain a “sustainability score” for the Group. If this score falls below a minimum threshold set at the time of issuance of the ABS IV Notes, the interest payable for the subsequent interest accrual period will increase by five basis points. This score is based on an overall assessment of the Group’s corporate sustainability profile and is not contingent upon the Group meeting or exceeding specific sustainability performance metrics. Additionally, the sustainability score is not influenced by the use of proceeds from the ABS IV Notes, and there are no restrictions on the use of these proceeds beyond the terms outlined in the Credit Facility. The Group provides updated to the ABS IV note holders through monthly note holder statements, informing them of any change in the interest rate payable on the ABS IV Notes resulting from changes in the sustainability score.

As of 30 June 2025, the Group met or was in compliance with all sustainability-linked debt metrics. During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group made no excess cash flow payments on the ABS IV Notes.

(m)	ABS VI Notes

In October 2022, the Group formed Diversified ABS Phase VI LLC (“ABS VI”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue, jointly with Oaktree, BBB+ rated asset-backed securities in an aggregate principal amount of $460 million ($236 million to the Group, before fees, representative of its 51.25% ownership interest in the collateral assets). The ABS VI Notes were issued at a 2.63% discount and are secured primarily by the upstream assets that were jointly acquired with Oaktree in the 2021 Tapstone acquisition. The Group recorded its proportionate share of the note in its Consolidated Statement of Financial Position. In June 2024, the Group assumed Oaktree’s proportionate debt of $132.6 million associated with the ABS VI Notes as part of the Oaktree Acquisition.

The ABS VI Notes accrue interest at a stated 7.50% rate per annum and have a final maturity date of November 2039 with an amortising maturity of October 2031. Interest and principal payments on the ABS VI Notes are payable on a monthly basis. During the six months ended 30 June 2025 and the years ended 31 December 2024, 2023 and 2022, the Group incurred $9.53 million, $17.95 million, $15.43 million and $3.3 million in interest related to the ABS VI Notes, respectively. The fair value of the ABS VI Notes was approximately $213.319 million as of 30 June 2025.

Based on whether certain performance metrics are achieved, ABS VI could be required to apply 50% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) If the DSCR as of the applicable payment date is less than 1.15 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to 1.15 to 1.00 and less than 1.25 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS VI is less than 80%, then 100%, else 0%; and (c) if the LTV for ABS VI is greater than 75%, then 100%, else 0%. During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group made no excess cash flow payments on the ABS VI Notes.

In addition, a “second party opinion provider” certified the terms of the ABS VI Notes as being aligned with the framework for sustainability-linked bonds of the International Capital Markets Association (“ICMA”), applicable to bond instruments for which the financial and/or structural characteristics vary depending on whether predefined sustainability objectives, or SPTs, are achieved. The framework has five key components (i) the selection of KPIs, (ii) the calibration of SPTs, (iii) variation of bond characteristics depending on whether the KPIs meet the SPTs, (iv) regular reporting of the status of the KPIs and whether SPTs have been met and (v) independent verification of SPT performance by an external reviewer such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, its framework for sustainability-linked bonds do not require a specific use of proceeds.

The ABS VI Notes contain two SPTs. The Group must achieve, and have certified by 28 May 2027 (i) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe, and/or (ii) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe. For each of these SPTs that the Group fails to meet, or fail to have certified by an external verifier that it has met, by 28 May 2027, the interest rate payable with respect to the ABS VI Notes will be increased by 25 basis points. In each case, an independent third-party assurance provider will be required to certify the Group’s performance of the above SPTs by the applicable deadlines. As of 30 June 2025, the Group met or was in compliance with all sustainability-linked debt metrics.

(n)	ABS VII Notes

In November 2023, the Group formed DP Lion Equity Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A and Class B asset-backed securities (collectively “ABS VII”) which are secured by certain upstream producing assets in Appalachia. The ABS VII Class A Notes are rated BBB+ and were issued for an aggregate principal amount of $142 million. The ABS VII Class B Notes are rated BB- and were issued for an aggregate principal amount of $20 million.

The ABS VII Class A Notes accrue interest at a stated 8.243% rate per annum and have a final maturity date of November 2043 with an amortising maturity of February 2034. The ABS VII Class B Notes accrue interest at a stated 12.725% rate per annum and have a final maturity date of November 2043 with an amortising maturity of August 2032. Interest and principal payments on the ABS VII Class A and Class B Notes are payable on a monthly basis.

In December 2023, the Group divested 80% of the equity ownership in DP Lion Equity Holdco LLC to outside investors, generating cash proceeds of $30 million. The Group evaluated the remaining 20% interest in DP Lion Equity Holdco LLC and determined that the governance structure is such that the Group does not have the ability to exercise control, joint control, or significant influence over the DP Lion Equity Holdco LLC entity. Accordingly, this entity is not consolidated within the Group’s financial statements for the year ended 31 December 2024.

(o)	ABS VIII Notes

In May 2024, the Group formed Diversified ABS VIII LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A-1 and Class A-2 asset-backed securities (collectively “ABS VIII”). The ABS VIII Class A-1 Notes are rated A and were issued for an aggregate principal amount of $400 million. The ABS VIII Class A-2 Notes are rated BBB+ and were issued for an aggregate principal amount of $210 million. The Group used the proceeds to repay the outstanding principal of the ABS III & ABS V Notes, thereby retiring the ABS III & ABS V Notes from the Group’s outstanding debt. Diversified ABS III LLC & Diversified ABS V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & ABS V Notes which includes certain of the Group’s upstream producing, as well as certain midstream, Appalachian assets and the remaining upstream assets in Appalachia that were not securitised by previous ABS transactions.

The ABS VIII Class A-1 Notes accrue interest at a stated 7.076% rate per annum and have a final maturity date of May 2044 with an amortising maturity of March 2033. The Class A-2 Notes accrue interest at a stated 7.670% rate per annum and have a final maturity date of May 2044 with an amortising maturity of March 2033. Interest and principal payments on the ABS VIII Class A-1 and Class A-2 notes are payable on a monthly basis.

During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group incurred $21.05 million and $25.38 million in interest related to the ABS VIII Notes, respectively. The fair value of the ABS VIII Notes was approximately $583.13 million as of 30 June 2025.

Based on whether certain performance metrics are achieved, ABS VIII is required to apply 25% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) if the DSCR as of the applicable payment date is less than 1.45 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to 1.45 to 1.00 and less than 1.50 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.50 to 1.00, then 25%; (b) if the production tracking rate for ABS VIII is less than 80%, then 100%, else 25%; or (c) if the LTV for ABS VIII is greater than 75%, then 100%, else 25%. During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group paid $10.22 million and $14.75 million in excess cash flow payments on the ABS VIII Notes, respectively.

In addition, a “second party opinion provider” certified the terms of the ABS VIII Notes as being aligned with the framework for sustainability-linked bonds of the ICMA, applicable to bond instruments for which the financial and/or structural characteristics vary depending on whether predefined sustainability objectives, or SPTs, are achieved. The framework has five key components (i) the selection of KPIs, (ii) the calibration of SPTs, (iii) variation of bond characteristics depending on whether the KPIs meet the SPTs, (iv) regular reporting of the status of the KPIs and whether SPTs have been met and (v) independent verification of SPT performance by an external reviewer such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, its framework for sustainability-linked bonds do not require a specific use of proceeds.

The ABS VIII Notes contain two SPTs. The Group must achieve, and have certified by 28 May 2027 (i) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe, and/or (ii) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe. For each of these SPTs that the Group fails to meet, or fail to have certified by an external verifier that it has met, by 28 May 2027, the interest rate payable with respect to the ABS VIII Notes will be increased by 25 basis points. In each case, an independent third-party assurance provider will be required to certify the Group’s performance of the above SPTs by the applicable deadlines. As of 30 June 2025, the Group met or was in compliance with all sustainability-linked debt metrics.

(p)	ABS IX Notes

In June 2024, the Group formed DP Mustang Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS IX”, formerly the “ABS Warehouse”), to close on a bridge loan facility (the “ABS Warehouse Facility”). The initial draw on the ABS Warehouse Facility was $71 million, including $66.3 million in net proceeds, $3.1 million in restricted cash interest reserve and $1.6 million in debt issuance costs. The ABS Warehouse Facility is secured by certain producing assets previously collateralising the Credit Facility.

The ABS Warehouse Facility has an interest rate of SOFR plus an additional 3.75% and has a legal final maturity date of May 2029. Interest and principal payments on the ABS Warehouse Facility are payable on a monthly basis. The fair value of the ABS Warehouse Facility approximates the carrying value as of 30 June 2025.

In September 2024, the Group issued Class A and Class B asset-backed securities (collectively the “ABS IX Notes”) with a total principal amount of $76.5 million. The Class A Notes were issued with a total principal amount of $71 million, while the Class B Notes were issued with a total principal amount of $5.5 million. The proceeds from these issuances were used to repay the outstanding principal of the ABS Warehouse Facility, effectively retiring it from the Group’s outstanding debt and resulting in a loss on the early retirement of debt amounting to $1.6 million. The Class A Notes carry an annual interest rate of 6.555% and have an amortizing maturity date of December 2034. The Class B Notes carry an annual interest rate of 11.235% and have an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IX Notes are made on a monthly basis.

During the six months ended 30 June 2025 and the year ended 31 December 2024, the Group incurred $2.54 million and $1.46 million in interest related to the ABS IX Notes, respectively. The fair value of the ABS IX Notes was approximately $70.35 million as of 30 June 2025.

During the six month period ended 30 June 2025 and the year ended 31 December 2024, the Group paid $2.72 million and $0.88 million in excess cash flow payments on the ABS IX Notes, respectively.

(q)	ABS X Notes

In February 2025, the Group formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue to issue Class A-1, Class A-2, and Class B asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” “Class B Notes,” and collectively the “ABS X Notes”) with a total principal amount of $530 million. The Class A-1 Notes, rated A-, were issued with a total principal amount of $200 million. The Class A-2 Notes, rated BBB, were issued with a total principal amount of $240 million. The Class B Notes, rated BB-, were issued with a total principal amount of $90 million. The proceeds from these issuances were used to repay the outstanding principal of the ABS I Notes, ABS II Notes, and Term Loan I, effectively retiring those notes from the Group’s outstanding debt. The ABS X Notes are secured by certain upstream producing assets in the Appalachian Region owned by the Group, including those that previously collateralized the ABS I Notes, ABS II Notes, and Term Loan I. Excess proceeds from the issuance of the ABS X Notes were used to fund the Summit acquisition and for general corporate purposes.

The Class A-1 Notes carry an annual interest rate of 5.945%. The Class A-2 Notes carry an annual interest rate of 6.751%. The Class B Notes carry an annual interest rate of 10.398%. These notes have a legal final maturity date of February 2045. Both interest and principal payments on the ABS X Notes are made on a monthly basis.

If ABS X achieves certain performance metrics, it is required to allocate 25% to 100% of any excess cash towards additional principal payments. Specifically, (a) (i) if the Senior DSCR as of the applicable payment date is below 1.45 to 1.00, then 100%, (ii) if the Senior DSCR as of such Payment Date is greater than or equal to 1.45 to 1.00 and less than 1.55 to 1.00, then 50%, or (iii) if the Senior DSCR as of such Payment Date is greater than or equal to 1.55 to 1.00, then 32.5%; (b) if the production tracking rate for ABS X is below 80%, then 100%, otherwise 32.5%; (c) (i) if the Senior LTV is greater than 80%, then 100%, and (ii) if the Senior LTV is greater than 75% but less than or equal to 80%, then 50%, otherwise 32.5%; or if the Aggregate LTV is greater than 90%, then 100%.

(r)	Credit Facility

The Group maintains a revolving loan facility with a lending syndicate, the borrowing base for which is redetermined on a semi-annual, or as needed, basis (the “Credit Facility”). The Group’s wholly-owned subsidiary, DP RBL Co LLC, is the borrower under the Credit Facility. The borrowing base is primarily a function of the value of the natural gas and oil properties that collateralise the lending arrangement and will fluctuate with changes in collateral, which may occur as a result of acquisitions or through the establishment of ABS, term loan or other lending structures that result in changes to the Credit Facility collateral base.

In August 2022, the Group amended and restated the credit agreement governing its Credit Facility by entering into the A&R Revolving Credit Facility. The amendment enhanced the alignment with the Group’s stated sustainability initiatives by including sustainability performance targets (“SPTs”) and extended the maturity of the Credit Facility to August 2026. In September 2023, the Group performed a semi-annual redetermination and the borrowing base was resized to $435 million, In November 2023, the borrowing base was resized to $305 million to reflect the movement of collateral for the issuance of the ABS VII Notes. In June 2024, the borrowing base was resized to $385 million to reflect the acquisition of Oaktree Capital assets.

In March 2025, in connection with the close of the Maverick Acquisition, the Group amended and restated the credit agreement governing its Credit Facility. The amendment extended the maturity of the Credit Facility to March 2029 and resized the borrowing base to $900 million, primarily resulting from the additional collateral acquired from Maverick. The Group utilised the proceeds from the upsized borrowing base to fund a portion of the Maverick acquisition and repay the outstanding principal on Term Loan II.

In October 2025, in connection with a scheduled borrowing base redetermination, the Group resized the borrowing base to $825 million. In addition, the Group amended the Credit Facility including receiving certain waivers related to the acquisition of Canvas Energy Inc., and certain provisions allowing the DP RBL Co LLC to make distributions when leverage is less than 1.5x and borrowing base availability is more than 20%.

The Credit Facility has an interest rate of SOFR plus an additional spread that ranges from 2.75% to 3.75% based on utilisation. Interest payments on the Credit Facility are paid on a quarterly basis. Available borrowings under the Credit Facility were $391.96 million as of 30 June 2025 which includes the impact of $35 million in letters of credit issued to certain counterparties.

The Credit Facility contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to: maintenance of books and records; financial reporting and notification; compliance with laws; maintenance of properties and insurance; and limitations on incurrence of indebtedness, liens, fundamental changes, international operations, asset sales, making certain debt payments and amendments, restrictive agreements, investments, restricted payments and hedging. The restricted payment provision governs the Group’s ability to make discretionary payments such as dividends, share repurchases, or other discretionary payments. DP RBL Co LLC must comply with the following restricted payments test in order to make discretionary payments (i) leverage is less than 1.5x and borrowing base availability is >25% (ii) leverage is between 1.5x and 2.0x, free cash flow must be positive and borrowing base availability must be >20%, or (iii) when leverage exceeds 2.0x for DP RBL Co LLC, restricted payments are prohibited.

Additional covenants require DP RBL Co LLC to maintain a ratio of total debt to EBITDA of not more than 3.25 to 1.00 and a ratio of current assets (with certain adjustments) to current liabilities of not less than 1.00 to 1.00 as of the last day of each fiscal quarter. The fair value of the Credit Facility approximates the carrying value as of 30 June 2025.

(s)	Nordic Bonds

In April 2025, the Group issued $300 million of new senior secured notes in the Nordic bond market (the “Nordic Bonds”) at a 2% discount, resulting in net proceeds of $294 million. The proceeds were used to repay existing indebtedness and for general corporate purposes. The Nordic Bonds mature in April 2029 and bear interest at a fixed rate of 9.75% per annum, payable semi-annually in arrears. The Nordic Bonds must comply with the following financial covenants (i) leverage ratio shall not exceed 3.5x, (ii) asset coverage ratio shall not be less than 1.20 to 1.00, (iii) book equity shall not be less than $500 million, and (iv) liquidity shall not be less than 25% of the outstanding bonds.

During the six months ended 30 June 2025, the Group incurred $6.89 million in interest related to the Nordic Bonds. The fair value of the Nordic Bonds was approximately $298.22 million as of 30 June 2025.

The Nordic Bonds are guaranteed by Old DEC, pursuant to a Norwegian law guarantee and related security. The terms of the Nordic Bonds permit the substitution of Old DEC as the guarantor in connection with the Scheme. On the Scheme becoming effective, the Company will assume all of the rights and obligations of Old DEC as the guarantor of the Nordic Bonds in accordance with the terms of the Nordic Bonds.

The Nordic Bonds will be listed for trading on the Oslo Stock Exchange by January 2026.

As of June 30, 2025, the Group was in compliance with all financial covenants for the Nordic Bonds.

(t)	Carlyle joint venture agreement

On 22 June 2025, DGOC entered into a memorandum of understanding with Carlyle Global Credit Investment Management LLC (the “Carlyle MoU”) relating to a strategic partnership to invest in up to $2 billion in existing PDP natural gas and oil assets across the United States. Under the Carlyle MoU, the Group will serve as the operator and servicer of the newly-acquired assets. As assets are acquired, Carlyle will pursue opportunities to securitise these assets to unlock long-term financing. The Carylye MoU is valid for a period of three years, unless terminated in accordance with its terms.

The Carlyle MoU is governed by the laws of the State of Texas.

23.	Litigation

There are no, and have not been, any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company’s or the Group’s financial position or profitability.

24.	Working capital

The Company is of the opinion that, taking into account the Credit Facility, the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

25.	Profit Forecasts

On 11 August 2025 the Group announced its Q2 2025 interim results and reiterated its previously announced guidance for FY 2025 Adjusted EBITDA of $825 million to $875 million. On 8 September 2025, the Group announced the proposed Canvas Acquisition and also reiterated its guidance for FY 2025 Adjusted EBITDA of approximately $850 million, the midpoint of the previously announced range, excluding any impact of the proposed Canvas Acquisition.

On 3 November 2025, the Group announced its Q3 Trading Update, which included revised guidance for FY 2025 Adjusted EBITDA of $900 million to $925 million for the Group, excluding any impact of the proposed Canvas Acquisition.

The above statement constitutes a profit forecast for the purposes of the Prospectus Regulation (the “Profit Forecast”). The Profit Forecast relates to the 12 month period ending 31 December 2025 and relates to Adjusted EBITDA.

Basis of preparation

The Profit Forecast is based on the Group’s internal forecast for the year ended 31 December 2025 and has been compiled from the following sources of financial information: (i) the unaudited interim condensed consolidated financial information for the six-month period ended 30 June 2025 as set out in the H1 2025 Interim Report; (ii) the unaudited Q3 Trading Update for the three-month period ended 30 September 2025; and (iii) internal unpublished forecasts for the remainder of the financial year ended 31 December 2025.

The Profit Forecast has been prepared on the basis of the principal assumptions set out below and on a basis which is (i) comparable with the historical financial information of the Group for the year ended 31 December 2024 presented in the 2024 Annual Report, and (ii) consistent with the current accounting policies of the Group, being IFRS, and which are applicable for the year ending 31 December 2025.

The Group’s internal unpublished forecasts take account of the Group’s current hedge book whereby forecast commodity revenue is hedged for the remainder of the financial year.

The Profit Forecast does not include any forecast impact of the proposed Canvas Acquisition as announced on 8 September 2025. The Profit Forecast includes the value of completed and anticipated cash proceeds for the 2025 land sales.

The Directors have prepared the Profit Forecasts on the basis referred to above and the assumptions set out below. There can be no guarantee or assurance that any of the factors listed or referred to below under ‘Assumptions’ will not occur and/or, if they do, their effect on the Group’s results of operations, financial condition or financial performance, which may be material. The Profit Forecasts should therefore be read in this context and construed accordingly.

Assumptions

The Directors have prepared the Profit Forecasts on the basis of the following principal assumptions:

(a)	Factors exclusively outside the influence or control of the Directors:

•
There will be no change to current prevailing global macroeconomic and political conditions (including any recession, geopolitical tension, further escalation of conflict or war in or affecting areas where the Group generates its revenues or where its key customers are based (or any sanctions imposed in response to any such events)) which is material in the context of the Profit Forecast.

•
There will be no operational disruptions or interruptions of service that materially affect the Group’s range of production volumes delivered across its portfolio of oil and gas assets currently assumed in the Profit Forecast or its key markets/customers, including as a result of any natural disaster, global pandemics, act of terrorism, cyber-attack and/or widespread technology disruption issue.

•
There will be no change in the legislation or regulation by local, state or federal governments impacting on the Group’s operations or the accounting policies and standards to which it is subject which is material in the context of the Profit Forecast.

•	There will be no counterparty default in relation to hedging contracts that the Group has entered into.

•	There will be no litigation, contractual dispute or regulatory action which is material in the context of the Group.

(b)	Factors within the influence or control of the Directors:

•
No significant acquisitions or disposals, other than where anticipated and disclosed in this Prospectus will be entered into by the Group which have an impact on the Group’s income or expenditure which is material in the context of the Profit Forecast.

•	There will be no material change to the expected value or timing of forecast land sales which are currently anticipated per the Profit Forecast.

•	There will be no material change to the hedging profile currently assumed in the Profit Forecast.

•	The Group’s accounting policies will be consistently applied over the forecast period to 31 December 2025 so far as is material to the Profit Forecast.

•	No material change in the present management or control of the Group or its existing operational strategy during the period to 31 December 2025.

26.	No significant change

There has been no significant change in the financial position or performance of the Group since 30 June 2025, being the end of the last financial period for which financial information of the Group has been published.

27.	Miscellaneous

27.1
Statutory consolidated accounts of the Old DEC Group have been delivered to the Registrar of Companies in respect of the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022 and an independent auditors’ report was made on those accounts. The auditors’ reports did not include a reference to any matter to which the auditors drew attention by way of emphasis without qualifying the opinion; and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

27.2
The Old DEC Group H1 2025 Financial Statements have been approved by the Old DEC Board on 11 August 2025. These financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006, and should be read in conjunction with the Group 2024 Financial Statements.

27.3
The expenses of, and incidental to, the New Shares Admission payable by the Group, including professional fees and commissions and the costs of preparation, printing and distribution of documents, the London Stock Exchange fee, and the FCA’s listing fee, are estimated to amount to approximately £3 million (exclusive of any applicable value added tax). No expenses will be charged to investors in connection with the New Shares Admission. All expenses in relation to the New Shares Admission will be borne by the Group.

28.	Mandatory Bids and Compulsory Acquisition Rules Relating to the Common Stock

28.1
As the Company is incorporated under the laws of a state of the United States, the City Code on Takeovers and Mergers of the United Kingdom will not apply to the Company, and a takeover offer by the Company will not be regulated by the Panel on Takeovers and Mergers.

28.2
The Company is a Delaware corporation and is subject to the DGCL. Section 253 of the DGCL permits a parent corporation that owns at least 90 per cent of the outstanding shares of each class of the stock of a Delaware corporation to merge the subsidiary corporation with and into the parent corporation without the approval of such subsidiary’s stockholders. Section 262 of DGCL provides minority stockholders with appraisal rights and generally permits stockholders who dissent from the stockholder approval for a merger, if such approval is required for the merger, to request an appraisal of the fair value of their stock from the Delaware Chancery Court. A stockholder is accordingly entitled to dissent from, and request payment of the fair value of such stockholder’s share in the event of, among other things, a merger or consolidation, in each case requiring stockholder approval. Notwithstanding the foregoing, the DGCL does not confer appraisal rights in specified circumstances, including for a stockholder holding shares that are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders unless the consideration received by such stockholder in the merger or consolidation for which such stockholder is seeking appraisal consists of anything except any combination of the stock of the surviving or resulting corporation, shares of stock of any other corporation either listed on a national securities exchange or held of record by more than 2,000, or cash in lieu of fractional shares.

29.	Documents incorporated by reference

29.1
The contents of the Group’s website, unless specifically incorporated by reference, any website mentioned in this document or any website directly linked to these websites have not been verified and do not form part of this document, and prospective investors should not rely upon them.

29.2	Details of documentation incorporated into this document by reference are explained in Part 7 (“Documents Incorporated by Reference”).

30.	Documents available for inspection

30.1
Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until the later of the date on which the Exchange Shares Admission and the Consideration Shares Admission occurs, at the Company’s principal executive office at 1600 Corporate Drive, Birmingham, Alabama 35242:

(a)	the Bylaws and the Certificate of Incorporation;

(b)	the 2024 Annual Report, including the Alternative Performance Measures as set out in the 2024 Annual Report;

(c)	the 2023 Annual Report, including the Alternative Performance Measures as set out in the 2023 Annual Report;

(d)	the 2022 Annual Report, including the Alternative Performance Measures as set out in the 2022 Annual Report;

(e)	the H1 2025 Interim Report, including the Alternative Performance Measures as set out in the H1 2025 Interim Report;

(f)	the 2025 Prospectus; and

(g)	this document.

Copies of the above documents will also be published on the Company’s website at https://ir.div.energy/.

Part 7
DOCUMENTS INCORPORATED BY REFERENCE

The table below sets out the documents of which certain parts are incorporated by reference into, and form part of, this document. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this document. To the extent that any information incorporated by reference itself incorporates any information by reference, either expressly or impliedly, such information will not form part of this document for the purposes of the UK Prospectus Regulation Rules. Except as set forth below, no other portion of the below documents is incorporated by reference into this document.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this document to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

These documents incorporated by reference are available for inspection in accordance with paragraph 30 of Part 6 (“Additional Information”).

Reference Document	Information Incorporated by reference	Page number in the reference documents
2024 Annual Report
	Overview of our Business	1
	Strategy	2 - 3
	Key Performance Indicators	4 - 5
	Our Business	5
	Financial Review	23 – 28
	Liquidity & Capital Resources	28 - 30
	Cash Flows	31
	Contractual Obligations & Contingent Liabilities & Commitments	32
	Service Contracts & Letters of Appointment	66 - 68
	Annual Report on Remuneration	70 - 77
	Independent Auditors’ Report to the members of Diversified Energy Company PLC	82 - 90
	Consolidated Statement of Comprehensive Income	91
	Consolidated Statement of Financial Position	92
	Consolidated Statement of Changes in Equity	93
	Consolidated Statement of Cash Flows	94
	Notes to the Group Financial Statements	95 - 136
	Company Statement of Financial Position	137
	Company Statement of Changes in Equity	138
	Notes to the Company Financial Statements	139 - 141
	Alternative Performance Measures (Unaudited)	144 - 146

2023 Annual Report
	A Differentiated Business Model	8 - 9
	Geographic Operating Areas	10 - 11
	Strategy	12 - 16
	Key Performance Indicators	17 -19
	Results of Operations	59 - 68
	Liquidity & Capital Resources	68 - 71
	Cash Flows	71 – 72
	Contractual Obligations & Contingent Liabilities & Commitments	73
	Independent Auditors’ Report to the members of Diversified Energy Company PLC	134 - 142

Reference Document	Information Incorporated by reference	Page number in the reference documents
	Consolidated Statement of Comprehensive Income	143
	Consolidated Statement of Financial Position	144
	Consolidated Statement of Changes in Equity	145
	Consolidated Statement of Cash Flows	146
	Notes to the Group Financial Statements	147 - 194
	Company Statement of Financial Position	196
	Company Statement of Changes in Equity	197
	Notes to the Company Financial Statements	198 - 201
	Alternative Performance Measures (Unaudited)	206 - 208

2022 Annual Report
	A Differentiated Business Model	10 - 11
	Geographic Operating Areas	12 - 13
	Strategy	14 - 18
	Key Performance Indicators	19 - 21
	Results of Operations	46 – 52
	Liquidity & Capital Resources	52 – 58
	Cash Flows	59
	Contractual Obligations	60
	Independent Auditors’ Report to the members of Diversified Energy Company PLC	118 - 127
	Consolidated Statement of Comprehensive Income	128
	Consolidated Statement of Financial Position	129
	Consolidated Statement of Changes in Equity	130
	Consolidated Statement of Cash Flows	131
	Notes to the Group Financial Statements	132 - 171
	Company Statement of Financial Position	173
	Company Statement of Changes in Equity	174
	Notes to the Company Financial Statements	175 - 177
	Alternative Performance Measures (Unaudited)	180 - 181

H1 2025 Interim Report
	Overview of Our Business	2
	Financial & Operating Results	2 - 3
	Results of Operations	3 - 9
	Liquidity & Capital Resources	9 – 10
	Cash Flows	11
	Contractual Obligations and Contingent Liabilities & Commitments	12
	Independent Review Report to Diversified Energy Company PLC	14
	Condensed Consolidated Statement Comprehensive Income	15
	Condensed Consolidated Statement of Financial Position	16
	Condensed Consolidated Statement of Changes in Equity	17-18
	Condensed Consolidated Statement of Cash Flows	19
	Notes to the Interim Condensed Consolidated Financial Statements	20-44
	Alternative Performance Measures (Unaudited)	45-47

2025 Prospectus	Competent Persons Report for the Maverick Group	153 - 208

Part 8
TECHNICAL TERMS

“barrels” or “Bbl”	a unit of volume measurement used for petroleum and its products; for a typical crude oil 7.3 barrels (equal to 42 US gallons) = 1 tonne; 6.29 barrels = 1 cubic metre;

“basin”	a large natural depression on the earth’s surface in which sediments accumulate;

“Boe”	barrels of oil equivalent. One barrel of oil is approximately the energy equivalent of 6,000 cf of natural gas;

“btu”	British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 degrees Fahrenheit to 59.5 degrees Fahrenheit under specific conditions;

“cf”	cubic feet;

“CO2e”	carbon dioxide equivalent;

“drilling”	any activity related to drilling pad make-ready costs, rig mobilisation and creating a wellbore in order to facilitate the ultimate production of hydrocarbons;

“field”
an area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations;

“GHG”	greenhouse gas emissions;

“Henry Hub”	a natural gas pipeline delivery point that serves as the benchmark natural gas price underlying NYMEX natural gas futures contracts;

“Mbbl”	thousand barrels of oil;

“Mcf”	thousand standard cubic feet of natural gas;

“Mcfe”	thousand cubic feet of natural gas equivalent;

“MMboe”	millions of barrels of oil equivalent;

“MMbtu”	million btus;

“MMcf”	million standard cubic feet of natural gas;

“natural gas”
hydrocarbons that at a standard temperature of sixty degrees Fahrenheit (60ºF) and a standard pressure of one atmosphere are in a gaseous state, including wet mineral gas and dry mineral gas, casing head gas, residual gas remaining after separation treatment, processing, or extraction of liquid hydrocarbons;

“NGL”	natural gas liquids, such as ethane, propane, butane and natural gasoline that are extracted from natural gas production streams;

“oil equivalent”	international standard for comparing the thermal energy of different fuels;

“plugging”
the plug and abandonment process of a well for retirement at the end of its productive life cycle through pumping of cement into the well to cover and isolate the zones that produce, have produced, or contain hydrocarbons;

“PV” or “present value”	the present value of a future sum of money or stream of cash flows given a specific rate of return e.g. PV-18 means the present value at a discount rate of eighteen per cent. (18 per cent.);

“PV-10”
the present value of a future sum of money or stream of cash flows given a discount rate 10 per cent. PV-10 is a customary valuation metric used in the valuation of future cash flows for oil and gas reserves;

“proved developed producing Reserves” or “PDP”
proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market. Reserves that can be recovered through wells with existing equipment and operating methods;

“proved reserves”
the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions;

“proved undeveloped reserves” or “PUD”	proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion;

“recompletion”	the completion for production of an existing well bore in another formation from that in which the well has been previously completed;

“recoverable”	a description of hydrocarbon reserves that identifies them as technically or economically feasible to extract;

“reserves”	those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions;

“reservoir”	a subsurface body of rock having sufficient porosity and permeability to store and transmit fluids. A reservoir is a critical component of a complete petroleum system;

“resources”
deposits of naturally occurring hydrocarbons which, if recoverable, include those volumes of hydrocarbons either yet to be found (prospective) or if found the development of which depends upon a number of factors (technical, legal and/or commercial) being resolved (contingent);

“undeveloped acreage”
lease acreage on which wells have not been participated in or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves;

“working interest”	a cost bearing interest which gives the owner the right to drill, produce, and conduct oil and gas operations on the property, as well as a right to a share of production therefrom.

Part 9
DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“£” or “Pounds Sterling” or “Sterling” or “GBP”	pounds sterling, the lawful currency of the United Kingdom;

“2022 Annual Report”	the annual report published by the Group for the year ended 31 January 2022;

“2023 Annual Report”	the annual report published by the Group for the year ended 31 January 2023;

“2024 Annual Report”	the annual report published by the Group for the year ended 31 January 2024;

“2025 Plan”	the Diversified Energy Company 2025 Equity Incentive Plan to be adopted by the Company;

“2025 Prospectus”	the prospectus published by Old DEC on 20 February 2025;

“Adjusted EBITDA”
EBITDA adjusted for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature;

“Board”	the board of directors of the Company;

“Bylaws”	the Company’s bylaws, as amended or restated from time to time;

“Canvas Acquisition”	the acquisition of Canvas Energy, Inc., as more fully described in paragraph 5 of Part 2 of this document;

“Canvas Acquisition Agreement”	the merger agreement entered into by the Group in connection with the Canvas Acquisition;

“Certificate of Incorporation”	the Company’s certificate of incorporation, as amended or restated from time to time;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Companies Act 2006” or “Act”	the Companies Act 2006 (as amended);

“Company DIs”	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in a Share;

“Company”	Diversified Energy Company;

“Consideration Shares Admission Date”	the date on which the Consideration Shares Admission occurs;

“Consideration Shares Admission”	admission of the Consideration Shares to listing on the ESICC Category of the Official List of the FCA and to trading on the Main Market of the London Stock Exchange;

“Consideration Shares”	up to 3,894,776 new Shares to be allotted and issued pursuant to the Canvas Acquisition;

“Constitutional Documents”	the Bylaws and the Certificate of Incorporation, collectively;

“Court Hearing”	the hearing by the Court of the application to sanction the Scheme under Part 26 of the Companies Act expected to be held on 21 November 2025;

“Court of Chancery”	the Delaware Court of Chancery;

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“Court” or “High Court”	the High Court of Justice of England and Wales;

“Credit Facility”	the Group’s credit facility with a lending syndicate, as described in paragraph 22.122.1(r) of Part 6 (“Additional Information”);

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 / 3755);

“CREST”
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & International Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form;

“Daily Official List”	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange;

“Depositary”	Computershare Trust Company N.A. in its capacity as the depositary;

“DGCL”	the General Corporation Law of the State of Delaware, as amended from time to time;

“DGOC”	Diversified Gas & Oil Corporation;

“DI Custodian”	Computershare Trust Company N.A. in its capacity as custodian for the DI Depositary;

“DI Deed”	the deed poll made by the DI Depositary constituting the Company DIs;

“DI Deed”	the deed poll made by the DI Depositary constituting the Company DIs;

“DI Depositary”	Computershare Investor Services PLC, in its capacity as the issuer of DIs;

“Director”	Robert Russell “Rusty” Hutson, Jr. , the director of the Company, as set out in paragraph 11.1 of Part 6 (“Additional Information”);

“Directors”	the Director and the Proposed Directors, whose names are set out in paragraph 11.1 of Part 6 (“Additional Information”);

“Dividend Allowance”	a £1,000 allowance which will be taxed at a nil rate;

“DRS Advice”	has the meaning given to such term in paragraph 10.3 of Part 6 (“Additional Information”);

“DRS”	the Direct Registration System;

“DTC”	the Depository Trust Company;

“DTRs”	the Disclosure Guidance and Transparency Rules made by the FCA pursuant to Part 6 of FSMA;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EIG”	EIG Management Company, LLC;

“Employee Incentive Plan”	the Diversified Gas & Oil PLC 2017 Employee Incentive Plan;

“ESCC”	the Equity Shares (Commercial Companies) Category of the Official List of the FCA;

“ESICC”	the Equity Shares (International Commercial Companies Secondary Listing) Category of the Official List of the FCA;

“Euroclear UK & International”	Euroclear UK & International Limited, the operator of CREST;

“Exchange Shares Admission Date”	the date on which the Exchange Shares Admission occurs;

“Exchange Shares Admission”	admission of the Exchange Shares to listing on the ESICC Category of the Official List of the FCA and to trading on the Main Market of the London Stock Exchange;

“Exchange Shares”	76,725,668 new Shares to be allotted and issued to the holders of the Scheme Shares pursuant to the Scheme;

“Executive Director”	the Executive Director of Old DEC as at the date of this document, or, where the context so requires, the Executive Directors from time to time;

“Existing Depositary Interests”	the depositary interests issued through CREST by Computershare Investor Services PLC, in its capacity as the issuer of depositary interests representing a beneficial interest in an Existing Share;

“Existing Shareholder”	a holder for the time being of Existing Shares;

“Existing Shares”	ordinary shares of £0.20 each in the capital of Old DEC, save for any ordinary shares held by the Company;

“FCA”	the Financial Conduct Authority;

“FSMA”	the UK Financial Services and Markets Act 2000 (as amended);

“Group 2022 Financial Statements”	the audited consolidated financial statements of the Old DEC Group as at and for the year ended 31 December 2022;

“Group 2023 Financial Statements”	the audited consolidated financial statements of the Old DEC Group as at and for the year ended 31 December 2023;

“Group 2024 Financial Statements”	the audited consolidated financial statements of the Old DEC Group as at and for the year ended 31 December 2024;

“Group H1 2025 Financial Statements”	the unaudited interim condensed consolidated financial statements of the Old DEC Group as at and for the six-month period ended 30 June 2025;

“Group”
(i) prior to the Scheme Effective Time, Old DEC, together with its consolidated subsidiaries from time to time; and (ii) from the Scheme Effective Time, the Company, together with its consolidated subsidiaries from time to time;

“H1 2025 Interim Report”	the interim report published by the Company on 11 August 2025 for the six-month period ended 30 June 2025;

“HMRC”	HM Revenue & Customs;

“IFRS”	the UK-adopted International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board;

“ISIN”	International Securities Identification Number;

“Latest Practicable Date”	17 November 2025, being the latest practicable date before publication of this document;

“LEI”	Legal Entity Identifier;

“Listing Rules”	the UK Listing rules made by the FCA under the FSMA;

“London Stock Exchange”	London Stock Exchange plc;

“Main Market”	the main market for listed securities of the London Stock Exchange;

“Maverick Group”	Maverick, together with its subsidiaries and subsidiary undertakings;

“Maverick”	Maverick Natural Resources, LLC;

“New Shares Admission”	the Consideration Shares Admission and the Exchange Shares Admission;

“New Shares”	the Exchange Shares and the Consideration Shares;

“Non-Executive Directors”	the Non-Executive Directors of Old DEC as at the date of this document, or, where the context so requires, the Non-Executive Directors of the Company from time to time;

“Nordic Bonds”	the Group’s $300 million of senior secured notes, as described in paragraph 22.1(s) of Part 6 of this document;

“NYSE”	New York Stock Exchange;

“Oaktree Acquisition”	the acquisition by the Group of the proportionate working interest in certain assets within the Company’s Central Region from Oaktree Capital Management L.P., as completed in June 2024;

“Official List”	the Official List maintained by the FCA;

“Old DEC Board”	the Board of Directors of Old DEC;

“Old DEC Group”	Old DEC together with its consolidated subsidiaries as at the Latest Practicable Date;

“Old DEC”	Diversified Energy Company PLC;

“Overseas Shareholder”
Existing Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom and the United States or who are nominees of, or custodians or trustees for, citizens or nationals of countries other than the United Kingdom and the United States;

“Proposed Directors”	the proposed directors of the Company whose names are set out in paragraph 11.1 of Part 6 (“Additional Information”);

“PSUs”	the performance stock units;

“PWC UK”	PricewaterhouseCoopers LLP of 1 Embankment Place, London, WC2N 6RH, United Kingdom;

“Reduction of Capital”	the reduction of Old DEC’s share capital associated with the cancellation and extinguishing of the Scheme Shares provided for in the Scheme and under Section 641 of the Companies Act;

“Remuneration Committee”	the Remuneration Committee of Old DEC or, following the Scheme Effective Time, the Compensation Committee of the Company;

“Restricted Shareholder”
any Shareholder who holds Shares that bear a restrictive legend prohibiting such Shares from being freely transferred in the United States whether pursuant to a contractual restriction or U.S. securities laws;

“RSUs”	the restricted stock units;

“Scheme Circular”	the circular sent to Existing Shareholders on 17 October 2025 containing details of the Scheme;

“Scheme Effective Date”	the date on which the Scheme becomes effective in accordance with its terms, expected to be 21 November 2025;

“Scheme Effective Time”	the time at which the Scheme becomes effective;

“Scheme Record Time”	10.00 p.m. London time on 21 November 2025;

“Scheme Shareholder(s)”	a holder of the Scheme Shares;

“Scheme Shares”	the Existing Shares in issue at the Scheme Record Time;

“Scheme” or “Scheme of Arrangement”
the scheme of arrangement under Part 26 of the Companies Act between Old DEC and holders of the Scheme Shares including any modification, addition or condition approved by the High Court, details of which are set out in the Scheme Circular;

“SEC”	the U.S. Securities and Exchange Commission;

“Senior Managers”	the persons named as Senior Managers in paragraph 8.8 of Part 6 (“Additional Information”);

“Shareholders”	the holders of the Shares;

“Shares”	the shares of common stock, par value $0.01, of the Company;

“SOFR”	the Secured Overnight Financing Rate;

“Statement of Capital”	the statement of capital approved by the Court showing the information required by Section 649 of the Companies Act with respect to the Company’s share capital as altered by the Reduction of Capital;

“Summit Natural Resources”	Summit Natural Resources;

“Transfer Agent”	Computershare Trust Company, N.A.;

“U.S. GAAP” or “GAAP”	the accounting principles generally accepted in the United States of America;

“UK Market Abuse Regulation”
the UK version of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time;

“UK Prospectus Regulation Rules”	the prospectus regulation rules of the FCA made under Section 73A of the FSMA;

“UK Prospectus Regulation”	the UK version of the Prospectus Regulation (EU) No 2017/1129 which forms part of UK law by virtue of the European Union (Withdrawal) Act 2018;

“uncertificated” or “in uncertificated form”	a share recorded in the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America, and the District of Columbia;

“US Securities Act”	the US Securities Act of 1933, as amended; and

“US$” or “$” or “US dollars”	US dollars, the lawful currency of the United States.

Part 10
HISTORICAL FINANCIAL INFORMATION RELATING TO THE MAVERICK GROUP

Maverick Natural Resources, LLC and Subsidiaries

Consolidated Financial Statements

As of and for the years ended 31 December 2024 and 2023

Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com	2929 Allen Parkway, 20th Floor Houston, TX 77019

Report of Independent Auditors

Board of Managers
Maverick Natural Resources, LLC
Houston, Texas

Opinion

We have audited the consolidated financial statements of Maverick Natural Resources, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statement of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The 2023 consolidated financial statements of the Company were audited by other auditors, whose report dated April 29, 2024 expressed an unmodified opinion on those statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Houston, Texas April 30, 2025

Maverick Natural Resources, LLC and Subsidiaries Consolidated Balance Sheets December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
	($ in thousands)
Assets
Current Assets
Cash	$49,362	$53,263
Restricted Cash – current	35,249	31,936
Accounts receivable, net	133,362	140,260
Derivative instruments	17,724	46,503
Inventory	7,618	2,209
Marketable Securities	39,356	—
Prepaid expenses and other current assets	7,041	7,089
Total current assets	289,712	281,260
Property, plant and equipment
Oil and natural gas properties	2,435,174	2,674,820
Other property, plant and equipment	120,646	110,888
Property, plant and equipment	2,555,820	2,785,708
Accumulated depletion, depreciation, and impairment	(1,093,454)	(1,097,788)
Property, plant and equipment, net	1,462,366	1,687,920
Other long-term assets
Derivative instruments	3,717	48,018
Operating lease right-of-use assets	11,219	12,362
Other long-term assets	32,603	35,577
Total assets	$1,799,617	$2,065,137
Liabilities and Equity
Current liabilities
Accounts payable	$97,472	$112,218
Accrued liabilities	127,865	160,419
Current portion of long-term debt	110,201	113,773
Derivative instruments	5,218	98
Current portion of asset retirement obligation	17,746	7,282
Operating lease obligations – current	2,156	841
Total current liabilities	360,658	394,631
Long-term debt, net	592,368	697,405
Derivative instruments	11,504	3,994
Asset retirement obligation	215,594	242,391
Operating lease obligations – noncurrent	24,294	25,316
Other long-term liabilities	28,008	29,501
Total liabilities	1,232,426	1,393,238
Members’ equity	567,191	671,899
Total liabilities and equity	$1,799,617	$2,065,137

The accompanying notes are an integral part of these consolidated financial statements.

Maverick Natural Resources, LLC and Subsidiaries Consolidated Statements of Operations Year Ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023
	($ in thousands)
Revenues and other income items
Oil revenues	$551,432	$619,524
Natural gas revenues	113,794	161,054
NGL revenues	102,653	113,320
Oil, natural gas and NGL revenues	767,879	893,898
Gain (loss) on commodity derivative instruments	(54,333)	145,934
Other revenues, net	73,740	83,492
Total revenues and other income items	787,286	1,123,324
Operating costs and expenses
Operating costs	457,013	488,261
Depletion, depreciation and amortization	170,098	166,488
Impairment of oil and natural gas properties	120,405	66,785
General and administrative expenses	67,108	83,318
Restructuring costs	9,121	1,631
(Gain) loss on sale of assets	(25,622)	(1,090)
Total operating costs and expenses	798,123	805,393
Operating income (loss)	(10,837)	317,931
Interest expense	81,702	62,176
Other income, net	(15,928)	(1,130)
Total other expense (income)	65,774	61,046
Income (loss) before taxes	(76,611)	256,885
Income tax expense (benefit)	791	604
Net income (loss)	$(77,402)	$256,281

The accompanying notes are an integral part of these consolidated financial statements.

Maverick Natural Resources, LLC and Subsidiaries Consolidated Statements of Members’ Equity As of December 31, 2024 and 2023

	Outstanding Common Units	Total Members’ Equity
	($ in thousands)
Balances, December 30, 2022	$2,896	$755,148
Unit-based compensation	—	327
Units issued under unit-based compensation awards, net of tax withholdings	2	1,987
Net income	—	256,281
Redemption of units	(1)	(1,548)
Distributions	—	(340,000)
Other	—	(296)
Balances, December 31, 2023	$2,897	$671,899
Units issued under unit-based compensation awards, net of tax withholdings	4	3,206
Net loss	—	(77,402)
Redemption of units	(1)	(1,145)
Unit-based compensation modified to liability awards	(6)	(4,682)
Distributions	—	(24,242)
Other	—	(443)
Balances, December 31, 2024	$2,894	$567,191

The accompanying notes are an integral part of these consolidated financial statements.

Maverick Natural Resources, LLC and Subsidiaries Consolidated Statements of Cash Flows Year Ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023
	($ in thousands)
Cash flows from operating activities
Net income (loss)	$(77,402)	$256,281
Adjustments to reconcile cash flow from operating activities:
Depletion, depreciation and amortization	170,098	166,488
Impairment of oil and natural gas properties	120,405	66,785
Impairment of long-lived assets	—	—
(Gain) loss on derivative instruments	54,333	(145,934)
Derivative instrument settlement payments	31,376	(46,722)
(Gain) on marketable securities	(12,040)	—
Deferred income taxes	(19)	(13)
Loss (gain) on sale of assets	(25,622)	(1,090)
Restructuring costs, net of payments	1,973	124
Write off of debt issuance costs	1,556	5,649
Other	5,436	5,594
Changes in assets and liabilities:
Accounts receivable and other assets	(4,893)	48,621
Inventory	(11,004)	(403)
Accounts payable and accrued expenses	(21,122)	(47,119)
Net cash provided by (used in) operating activities	233,075	308,261
Cash flows from investing activities
Capital acquisitions, net	(15,628)	(17,968)
Capital expenditures	(137,580)	(286,420)
Proceeds from sale of assets	56,084	15,514
Net cash provided by (used in) investing activities	(97,124)	(288,874)
Cash flows from financing activities
Distributions to common unitholders	(24,242)	(340,000)
Credit facility borrowings	203,500	355,000
Repayments of credit facility	(206,500)	(575,000)
Issuance of term debt	10,000	630,000
Repayments of term debt	(116,954)	—
Long-term debt issuance costs	—	(18,488)
Redemption of common units	(1,145)	(1,548)
Principal payments on finance lease obligations	(1,198)	(958)
Net cash provided by (used in) financing activities	(136,539)	49,006
Increase (decrease) in cash and restricted cash	(588)	68,393
Cash and restricted cash - beginning of period	85,199	16,806
Cash and restricted cash - end of period	$84,611	$85,199

The accompanying notes are an integral part of these consolidated financial statements.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023

Nature of Operations

Maverick Natural Resources, LLC (“MNR” or “Parent”) and its subsidiaries, including Maverick Asset Holdings LLC (“MAH”), Maverick ABS Holdco, LLC (“ABS Holdco”), and Maverick Services, LLC (“Mav Services”), (collectively, “Maverick,” “we” or the “Company”) is a Delaware limited liability company formed on March 22, 2018. We are a Houston, Texas-based oil and natural gas company focused on the development and production of long-lived oil and natural gas reserves throughout the United States. Our primary operations are in seven regions in the United States: East Texas, Mid-Continent (Western Oklahoma and Eastern New Mexico); Permian (West Texas); Rockies (Wyoming); Southeast (Southwest Florida, Florida Panhandle and Alabama); and Western Anadarko (Texas Panhandle and Southwestern Oklahoma).

On October 26, 2023, the Parent, through its consolidated subsidiaries, raised $640 million through an asset-backed securitization financing transaction. Several new subsidiaries were created including MNR ABS Holdings I, LLC (“ABS Holdings”) and MNR ABS Issuer I, LLC (“ABS Issuer”). See Note 4 – Acquisitions and Divestitures – Transactions Between Subsidiaries of the Company and Note 10 – Debt for further discussion.

Effective March 14, 2025, the Company was acquired by Diversified Energy Company PLC (“Diversified”), pursuant to merger agreement entered into in January 2025. As a result of the transaction, the Company became a wholly owned subsidiary of Diversified. For additional information, see Note 16 – Subsequent Events.

The Company operates its properties through its primary operating subsidiaries: Breitburn Operating, L.P. (“BOLP”), Unbridled Resources, LLC (“Unbridled”), and Maverick Permian, LLC.

In addition to our operating companies, the Company’s subsidiaries include: (i) Wheeler Midstream, LLC, an oil terminal located in Wheeler County, TX, which purchases oil from both properties operated by Unbridled, a wholly owned entity, and third-party operated properties, (ii) MidPoint Midstream, LLC, a gas gathering operation located in Wheeler and Hemphill Counties, Texas and Roger Mills and Beckham Counties, Oklahoma, which gathers and compresses natural gas produced from Unbridled and third party operated properties, and (iii) Bluebonnet Resources, LLC, which acquired unproved acreage for development purposes.

Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Our consolidated financial statements include Maverick and our wholly owned or majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL framework utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods, which generally require that a loss be incurred before it is recognized.

On January 1, 2023, the Company adopted the guidance applying the modified retrospective basis approach. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements as of the adoption date, January 1, 2023.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which provided optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that referenced LIBOR (“London Inter-Bank Offered Rate”) or another rate. ASU 2020-04 was in effect through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”), to provide clarifying guidance regarding the scope of Topic 848. ASU 2020-04 was issued to provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848” (“ASU 2022-06”), which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. As of December 31, 2024, the Company’s borrowings under its Credit Facility bear interest at an ABR or SOFR basis plus an applicable margin and the ABS loans have a fixed interest rate. At this time, the Company does not plan to enter into additional contracts using LIBOR as a reference rate. For additional information, see Note 10 – Debt.

In October 2021, the FASB issued ASU 2021-07, “Compensation – Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards” as a practical expedient to allow a nonpublic entity to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees using the reasonable application of a reasonable valuation method. The practical expedient describes the characteristics of the reasonable application of a reasonable valuation method as the same characteristics used in the regulations of the U.S. Department of Treasury for income tax purposes (the “Treasury Regulations”). Consequently, a reasonable valuation performed in accordance with the Treasury Regulations is an example of a way to achieve the practical expedient. This accounting standard had no effect on the Company and the company continues to use a reasonable valuation method for its equity classified awards.

In March 2023, the FASB issued an ASU to amend certain provisions of Accounting Standards Codification (“ASC”) Topic 842, “Leases” (“ASC 842”) that apply to arrangements between related parties under common control. The ASU amends the accounting for the amortization period of leasehold improvements in common-control leases for all entities and requires certain disclosures when the lease term is shorter than the useful life of the asset. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This accounting standard had no effect on the Company and the Company will continue to evaluate the standard in the future.

New Pronouncements Issued But Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),” which expands disclosures around an entity’s costs and expenses of specific items (i.e. employee compensation, DD&A), requires the inclusion of amounts that are required to be disclosed under GAAP in the same disclosure as other disaggregation requirements, requires qualitative descriptions of amounts remaining in expense captions that are not separately disaggregated quantitatively, and requires disclosure of total selling expenses, and in annual periods, the definition of selling expenses. The amendment does not change or remove existing disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2026, and interim periods with fiscal years beginning after December 15, 2027. Early adoption is permitted, and the amendment can be adopted prospectively or retrospectively to any or all periods presented in the financial statements. The Company is currently assessing the impact of adopting this standard.

Use of Estimates

The preparation of financial statements and related footnotes in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Our significant estimates include oil and natural gas reserves; cash flow estimates used in impairment testing of oil and natural gas properties and midstream assets; depreciation, depletion, amortization (“DD&A”) and accretion; asset retirement obligations (“ARO”); accrued revenue and related receivables; operating expenses and accrued liabilities; valuation of liability-classified incentive awards; mark-to-market hedge valuations; marketable securities; and unit-based compensation. We believe our estimates are reasonable, and actual results could differ significantly from these estimates.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Cash and Restricted Cash

Our cash consists of cash in the bank. Current restricted cash represents funds held in escrow that will be used to settle certain general unsecured claims related to the 2018 bankruptcy and cash held in a liquidity reserve account and collection account maintained in connection with the ABS Financing Transaction. At December 31, 2024, the amounts in Restricted Cash consisted of $3.2 million, $11.6 million, $19.5 million, and $0.9 million for the escrow, collection, liquidity reserve, and plug and abandonment accounts, respectively. At December 31, 2023, the amounts in Restricted Cash consisted of $3.2 million, $5.1 million, and $23.6 million, and $0.0 million for the escrow, collection, liquidity reserve, and plug and abandonment accounts respectively. See Note 8 – Other Long-Term Assets for further discussion.

Revenue Recognition and Natural Gas Balancing

We recognize revenues from the sale of oil, natural gas and natural gas liquid (“NGL”) when control of the oil, natural gas and NGL production has transferred to the customer, the transaction price has been determined and collectability is reasonably assured and evidenced by a contract. Performance obligations under our contracts with customers are typically satisfied when oil, natural gas and NGL are transferred through delivery at the inlet of pipeline or processing plant, onloading to the delivery truck or barge.

Oil terminal revenues are recognized when delivery to the purchaser has occurred, title has transferred, and the associated receivable is recoverable.

We generate gathering revenues by providing gathering and compression services to third parties. We recognize revenue for these arrangements over time based on a per unit rate applied to volumes that travel through the gathering system. In addition, we retain any drip liquids collected on our gathering systems. The value of these drip liquids is recognized as part of gathering revenue in the month the underlying gathering service is provided based upon the price realized for sale of drip condensate to third party customers which represents a market price.

Natural gas production imbalances represent the fair value of amounts payable or receivable for natural gas production imbalances, and revenues are recognized based on our share of volumes sold, regardless of whether we have taken our proportional share of volume produced. A receivable or liability is recognized only to the extent that we have an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 2024 and 2023, our natural gas production imbalance asset of $4.7 million and $3.1 million, respectively, was included in other long-term assets and natural gas production imbalance liability of $21.6 million and $21.8 million, respectively, was included in other long-term liabilities on our consolidated balance sheets.

Inventory

Inventory represents our share of crude oil produced from our operations that is held in storage tanks and unsold at the end of the period. Inventory is reported as current assets in our consolidated balance sheets and carried at the lower of cost or market. We assess the carrying value of our inventory periodically to determine any adjustments necessary to reduce the carrying value to net realizable value. Uncertainties that may impact our assessment include: the applicable quality and location differentials and changes in the timing of a sale. We did not recognize any write-downs during the periods presented.

Marketable Securities

Marketable securities consist of publicly traded equity shares owned by the Company. As such, the Company reports these shares at fair value at each reporting date as Marketable securities on our consolidated balance sheets (see Footnote 5 – Financial Instruments and Fair Value Measurements). As of December 31, 2024, the Marketable securities had a fair value of $39.3 million.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Changes in fair value are recorded as an unrealized investment gain (loss) in Other income, net on our consolidated statements of operations. The Company recognized an unrealized gain of $12.0 million during the year ended December 31, 2024.

Property, Plant and Equipment

Proved Oil and Natural Gas Properties

We account for oil and natural gas exploration and development activities using the successful efforts method. Under this method, all property acquisition and development costs are capitalized when incurred and depleted on a unit-of-production basis over total proved reserves and proved developed reserves, respectively. Proved leasehold costs associated with proved reserves are depleted based on total proved reserves, which include proved undeveloped reserves.

Costs of retired, sold or abandoned properties that constitute part of an amortization base are charged or credited, net of proceeds to accumulated DD&A unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently in the consolidated statements of operations.

Expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition are expensed as incurred. Major betterments, replacements and renewals are capitalized to the appropriate property and equipment accounts. Estimated dismantlement and abandonment costs for oil and natural gas properties are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

Unproved Oil and Natural Gas Properties

Unproved oil and natural gas properties include lease acquisition costs which are costs incurred to acquire unproved leases. Lease acquisition costs are capitalized until the leases expire or when we specifically identify leases that will revert to the lessor, at which time we expense the associated lease acquisition costs. Lease acquisition costs that are expensed are recorded as “impairment of oil and natural gas properties” in our consolidated statements of operations. Lease acquisition costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis.

For sales of entire working interests in unproved properties, gain or loss is recognized to the extent of the difference between the proceeds received and the net carrying value of the property. Proceeds from sales of partial interests in unproved properties are accounted for as recovery of costs unless the proceeds exceed the entire cost of the property.

Impairment of Oil and Natural Gas Properties

We evaluate proved oil and natural gas properties for impairment whenever facts or circumstances indicate that the carrying values of such properties may not be recoverable. We perform impairment assessments by grouping assets at the lowest level for which there are identifiable cash flows. Impairment is indicated when a triggering event occurs and/or the sum of the estimated future net cash flows of an evaluated asset group is less than the asset group’s carrying value. Triggering events may include potential disposition of assets and declines in oil, natural gas and NGL prices. If impairment is indicated, we estimate fair value using a discounted cash flow approach. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures and various discount rates commensurate with risk and current market conditions associated with realizing the expected cash flows projected.

We evaluate unproved oil and natural gas properties periodically for impairment on a geographic basis based on remaining lease terms, drilling results or future plans to develop acreage. These factors may be affected by economic factors including future oil and natural gas prices and projected capital costs.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
We evaluate the recoverability of our other property, plant and equipment whenever events or circumstances indicate a decline in the recoverability of the respective carrying values may have occurred. We compare the net carrying value of the asset group to the undiscounted net cash flows projected. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount to fair value.

Impairment expense for proved and unproved properties is reported as “impairment of oil and natural gas properties” in the consolidated statements of operations. Impairment expense for other property, plant and equipment is reported as “impairment of long-lived assets” in the consolidated statements of operations.

Other Property, Plant and Equipment

Other property, plant and equipment include buildings, field equipment, compressors, furniture, leasehold improvements, computer hardware and software. We record other property, plant and equipment at cost and depreciate the assets on the straight-line method over the estimated lives of the individual assets.

We assign the useful lives of our property, plant and equipment based upon our internal estimates that are reviewed by management periodically. We use estimated lives of 20 years for our buildings, two to seven years for field equipment, furniture and computer hardware and software, and the remaining lease term for leasehold improvements. At the time of sale or disposal, the costs and accumulated DD&A of the sold or disposed assets are removed from our consolidated balance sheets with any gain or loss realized in our consolidated statements of operations.

Midstream Assets

Midstream assets consist primarily of natural gas gathering facilities and pipelines, as well as an oil terminal. Renewals and betterments, which substantially extend the useful lives of the assets, are capitalized and reported as other property, plant and equipment in our consolidated balance sheets. Maintenance and repairs are expensed when incurred. These assets are depreciated on the straight-line method over 3 to 30 years. We consider estimated future dismantlement, restoration and abandonment costs in our calculation of straight-line DD&A for our natural gas gathering, processing facilities and pipelines.

Leases

At inception, contracts are assessed for the presence of a lease according to the criteria prescribed by Accounting Standards Codification (“ASC”) Topic 842, “Leases” (“ASC 842”). If a lease is present, further criteria is assessed to determine if the lease should be classified as an operating or finance lease. Operating leases are presented on the consolidated balance sheets as Operating lease right-of-use assets with the corresponding lease liabilities presented as Operating lease obligations – current and Operating lease obligations—‑noncurrent. Finance lease assets are presented on the consolidated balance sheets as Other property, plant and equipment with the corresponding liabilities presented in Current portion of long-term debt and Long-term debt.

Generally, lease liabilities are recognized at commencement and based on the present value of the future minimum lease payments to be made over the lease term. Lease assets are then recognized based on the value of the lease liabilities. For leases where the implicit lease rates are not determinable, the minimum lease payments are discounted using the Company’s collateralized incremental borrowing rates.

Operating leases are expensed according to their nature and recognized in Operating expenses or General and administrative expenses. Finance leases are depreciated and amortized with the relevant expenses recognized in Depreciation, Depletion and Amortization and Interest Expense on the consolidated statements of operations. See Note 6 – Leases for further discussion.

Revenue and Production Taxes Payable

We calculate and pay taxes and royalties on crude oil and natural gas in accordance with particular contractual provisions of the leases, license or concession agreements and the laws and regulations applicable to those agreements.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Asset Retirement Obligations

We recognize estimated liabilities for future costs associated with the abandonment of our oil and natural gas properties, gas gathering, processing facilities and pipelines. We record a liability for the fair value of an ARO and a corresponding increase to the carrying value of the related long-lived asset in the period in which wells are drilled or acquired. See Note 11 – Asset Retirement Obligations for further discussion.

Liability-Classified Awards

We classify certain awards that will be settled in cash as liability awards in our consolidated balance sheets in accounts payable and accrued expenses. The fair value of a liability-classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are recorded to general and administrative expense and operating costs over the vesting period of the award. The Company’s liability-classified awards include a performance condition based on preceding Implied Equity Value. See Note 5 – Financial Instruments and Fair Value Measurements for further discussion.

Unit-Based Compensation

Unit-based compensation grants are measured at their grant date fair value and related compensation cost is recognized over the vesting period of the grant. Compensation cost for awards is recognized on a straight-line basis over the requisite service period. See Note 14 – Compensation for further discussion.

Environmental Liabilities

We are subject to federal, state and local environmental laws and regulations. These laws regulate the release, disposal or discharge of materials into the environment or otherwise relate to environmental protection. These laws and regulations may require that we remove or mitigate the environmental effect of the discharge, disposal or release of petroleum substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. We expense expenditures related to an existing condition caused by past operations that have no future economic benefit. We record liabilities for noncapital expenditures when environmental assessments or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability is fixed or determinable. We did not have environmental liabilities at December 31, 2024 and December 31, 2023, respectively.

Business Combinations and Asset Acquisitions

We account for business combinations under the acquisition method of accounting. Accordingly, we recognize amounts for identifiable assets acquired and liabilities assumed equal to their estimated acquisition-date fair values. Transaction and integration costs associated with business combinations are expensed as incurred.

We make various assumptions in estimating the fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. The most significant assumptions relate to the estimated fair values of the proved and unproved oil and natural gas properties. The fair values of these properties are measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of reserves, future operating and development costs, future commodity prices and a market-based weighted average cost of capital rate. The market-based weighted average costs of capital rate are subjected to additional project-specific risking factors. In addition, when appropriate, we review comparable purchases and sales of oil and natural gas properties within the same regions and use that data as a proxy for fair market value; for example, the amount a willing buyer and seller would enter into exchange for such properties.

Any excess of the acquisition price over the estimated fair value of net assets acquired in recorded as goodwill. Any excess of the estimated fair value of net assets acquired over the acquisition price is recorded as a bargain purchase gain in other income, net on our consolidated statements of operations.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
In an asset acquisition, transaction costs are capitalized, and any excess or deficit of fair value of net assets in relation to acquisition price is allocated to the acquired assets based on the relative fair value.

Commitments and Contingencies

We recognize liabilities for other commitments and contingencies when, after fully analyzing the available information, we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the mostly likely amount, or if no amount is more likely than another, we accrue the minimum of the range of probable loss.

Fair Value of Financial Instruments

Certain of our financial assets and liabilities are measured at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Our financial instruments, not otherwise recorded at fair value, consist primarily of cash, trade receivables, trade payables and long-term debt. The carrying value of cash, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term maturity of these instruments. See Note 5 – Financial Instruments and Fair Value Measurements for additional details.

Fair Value of Nonfinancial Assets and Liabilities

We apply fair value accounting guidance to measure our nonfinancial assets and liabilities such as those obtained through property, plant and equipment, AROs and restructuring. These assets and liabilities are subject to fair value adjustments only in certain circumstances and are not subject to recurring revaluations. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two as considered appropriate based on the circumstances. Under the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and natural gas production and other applicable sales estimates, operational costs and risk-adjusted discount rate. We may use the present value of estimated future cash inflows and outflows, third-party offers or prices of comparable assets with consideration of the current market conditions to value our nonfinancial assets and liabilities when circumstances dictate fair value determination is necessary.

Concentrations of Credit Risk

We are subject to credit risk resulting from the concentration of our oil, natural gas and NGL receivables with the following major purchasers that accounted for 10% or more of our total oil, natural gas and NGL sales for the periods presented:

	Year Ended December 31,
Purchaser	2024	2023
Customer A	18%	15%
Customer B	13%	12%
Customer C	13%	11%

Our financial instruments with credit risk exposure consist principally of cash, accounts receivable, and derivative instruments. We maintain cash in deposit accounts at financial institutions that may exceed the federally insured limits. We monitor credit risk exposure by (i) placing our assets and other financial instruments with credit-worthy financial institutions, (ii) maintaining policies over credit extension that include our evaluation of customers’ financial condition and monitoring payment history and (iii) netting derivative assets and liabilities where we have legal right of offset with counterparties and diversifying our derivative instrument portfolio.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Risk Management and Derivative Instruments

We have entered into derivative contracts with counterparties to reduce the effect of changes in oil and natural gas prices on a portion of our oil and natural gas production. We do not enter into such contracts for speculative trading purposes. Our commodity derivative instruments are measured at fair value in our consolidated balance sheets as derivative assets or derivative liabilities. We have not designated any derivative instruments as hedges for accounting purposes. Gains and losses from valuation changes in commodity derivatives are reported as (gain) loss on commodity derivative instruments in our consolidated statements of operations. Our cash flows are only impacted when the actual settlements under the derivative contracts result in making or receiving a payment to or from the counterparty. Cash settlements are reflected as operating activities in our consolidated statements of cash flows. We expense transaction costs related to the modification of derivative instruments as incurred. See Note 5 – Financial Instruments and Fair Value Measurements for further discussion of our derivative instruments.

We have market and credit risk exposure due to commodity derivatives that are concentrated with certain counterparties who are affiliate lenders under the Credit Agreement. We believe the risk of nonperformance by our counterparties is low as we execute our derivative contracts only with credit-worthy financial institutions and we have no past-due receivables from our derivative counterparties. As of December 31, 2024, our largest derivative counterparties were J. ARON & Company, JP Morgan Chase Bank N.A., and Citizens Bank N.A. which accounted for approximately 38%, 35%, and 17%, respectively, of our total hedged volume position of approximately 53 million barrel-of-oil-equivalents (“BOE”).

Our commodity derivative contracts are documented with industry standard contracts known as Schedule to the Master Agreement and International Swaps and Derivatives Association, Inc. Master Agreement (“ISDA”). Typical terms for the ISDAs include credit support requirements, cross default provisions, termination events and set-off provisions. We are not required to provide any credit support to our counterparties other than cross collateralization with the oil and natural gas properties securing the Credit Agreement. We have certain limitations under the Credit Agreement, including a provision that limits the total amount of our production that may be hedged to certain percentages of current and forecasted production. As of December 31, 2024, we were in compliance with these limitations. See Note 5 – Financial Instruments and Fair Value Measurements and Note 10 – Debt for additional information.

Debt Issuance Costs

Debt issuance costs related to our Credit Facility and ABS Notes are amortized over the life of the related debt using the effective interest rate method and unamortized debt issuance costs are netted against the outstanding balance of debt obligations on our consolidated balance sheets. Any unamortized costs associated with retired debt are written off and included in the determination of gain or loss on extinguishment of debt.

Revenues

Sales of oil, natural gas and NGL are recognized at the point when control of the commodity is transferred to the customer and collectability is reasonably assured. Most of our contracts’ pricing provisions are tied to a commodity market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of the oil or natural gas, and prevailing supply and demand conditions. As a result, the price of the oil, natural gas and NGL fluctuates to remain competitive with the other available oil, natural gas and NGL suppliers.

Oil Sales

Under our crude purchase and marketing contracts, we generally sell oil production at the wellhead and collect an agreed-upon index price, net of pricing differentials. We recognize revenue when control transfers to the purchaser at the wellhead or delivery point for onloading to delivery truck or barge at the net price received.

Natural Gas and NGL Sales

Under our natural gas gathering, processing and purchase contracts, we deliver unprocessed natural gas to processing plants at the wellhead or the inlet of the processing plant’s system. The midstream entity then gathers and processes the natural gas to produce residue gas and NGLs generated from processing. In the majority of cases, the midstream entity remits payment to us for NGLs based on index-based pricing or weighted average sales proceeds less deductions which may include gathering, processing and transportation fees, while the residue gas is redelivered to us at the tailgate of the midstream entity’s processing plant for marketing under separate contracts. We sell residue gas at the delivery point specified in the separate contract and collect an agreed-upon index price, net of pricing differentials. Transportation, gathering and processing costs incurred after control transfers to the purchaser are recognized as reductions to revenues rather than as operating costs.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Oil Terminal Sales

Under our oil terminal sales contracts, we sell oil at the delivery point specified in the contract and collect an agreed-upon index price, net of pricing differentials. Control as defined under ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) passes at the delivery point. The delivery point is the point at which the oil passes the last permanent delivery flange or meter connecting our facility to customer’s facility. At the delivery point, the customer takes physical custody, title and risk of loss of the product and we have a right to receive payment for the sale. We recognize revenue at the net price received when control transfers to the customer. Oil terminal sales are reported in other revenues, net on our consolidated statements of operations.

Gathering Revenue

We generate gathering revenues by providing gathering and compression services to third parties, which are reported in other revenues, net on our consolidated statements of operations. We recognize revenue for these arrangements over time based on a per unit rate applied to volumes that travel through the gathering system. In addition, we retain any drip liquids collected on our gathering systems. The value of these drip liquids is recognized as part of gathering revenue in the month the underlying gathering service is provided based upon the price realized for sale of drip condensate to third party customers which represents a market price.

Purchased Condensate Sales

The Company’s purchased oil and natural gas sales are derived from the sale of oil and natural gas purchased from a third party and reported in other revenues, net on our consolidated statements of operations. Revenues and expenses from these sales and purchases are generally recorded on a gross basis, as the Company acts as a principal in these transactions by assuming control of the purchased oil or natural gas before it is transferred to the customer.

Performance Obligations

A significant number of our product sales are short-term in nature with a contract term of one year or less. We record revenue on our oil, natural gas and NGL sales at the time production is delivered to the purchaser. However, settlement statements for certain oil, natural gas and NGL sales may not be received for 30 to 90 days after the production is delivered.

We have elected practical expedients, pursuant to ASC 606, to exclude from the presentation of remaining performance obligations: (i) contracts with index-based pricing or variable volume attributes in which such variable consideration is allocated entirely to a wholly unsatisfied performance obligation; (ii) contracts with an original expected duration of one year or less; and (iii) contracts for which we recognize revenue under the right to invoice practical expedient.

Contract Balances

We invoice our customers when we have satisfied our performance obligations, at which point payment is unconditional. Accordingly, our product sales contracts do not give rise to contract assets or liabilities under ASC 606.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist of receivables from joint interest owners on properties the Company operates and from sales of oil and natural gas production delivered to third party purchasers. Accounts receivable is held at cost. At each reporting date, the Company assesses the expected lifetime credit losses on initial recognition of accounts receivable. At December 31, 2024 and 2023, the credit loss allowance on accounts receivable from joint interest owners was $6.6 million and $5.8 million, respectively. For the years ended December 31, 2024 and 2023, the Company recorded $0.8 million and $0.0 million, respectively, of credit losses. At December 31, 2024 and 2023, no credit loss allowance existed on revenue accounts receivable.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Supplemental Cash Flow Information

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Year Ended December 31,
	2024	2023
	In US$ ’000
Cash payments
Interest	$81,787	$34,799
Taxes	160	13
Noncash investing activities
(Increase) decrease in accrued capital expenditures	$14,064	$(10,809)
(Increase) decrease in asset retirement obligations	3,882	(11,202)
(Increase) decrease in assets under operating leases	—	(10,928)
(Increase) decrease in liabilities for asset divestitures	2,015	(1,545)
Noncash financing activities
(Increase) decrease in assets under finance leases	$(292)	$(1,876)
Reconciliation of cash and restricted cash reported in the consolidated balance sheets
Cash	$49,362	$53,263
Restricted cash	35,249	31,936
Total cash and restricted cash shown in the statement of cash flows	$84,611	$85,199

Acquisitions and Divestitures

Acquisitions

During 2024 and 2023, we acquired approximately 9,100 and 22,800 net acres (unaudited), respectively of unproved acreage in Texas for total consideration of $9.7 million and $14.6 million, respectively. The acquisitions were financed through borrowings under our existing credit facility. The acreage is considered strategic to the Company’s long-term growth objectives and is expected to provide significant opportunities for exploration and development. These leases are currently in the early stages of evaluation.

Transactions Between Entities Under Common Control

On October 26, 2023, Unbridled entered into an asset purchase agreement with ABS Issuer (the “Purchase and Sale Agreement”). Unbridled agreed to sell and transfer to ABS Issuer certain operated and non-operated oil and natural gas wells and all oil and natural gas leases, subleases and leasehold covering such wells (the “ABS Assets” and such transfer, the “ABS Asset Transfer”) for a purchase price of $640 million, of which $630 million was cash and $10 million was a non-cash note payable, which was subsequently issued to a third party in January 2024 for $10 million in cash and accrued interest of $0.2 million.

In connection with the transaction, ABS Issuer entered into an indenture with UMB Bank, N.A. as indenture trustee (the “Indenture Trustee”) (the “Indenture”) to which ABS Issuer issued (a) $640 million aggregate principal amount of Series 2023-1 Notes, consisting of (i) $285 million aggregate principal amount of its 8.121% Series 2023-1 Notes, Class A-1 Notes due December 2038, (ii) $260 million aggregate principal amount of its 8.946% Series 2023-1 Notes, Class A-2 Notes due December 2038 and (iii) $95 million aggregate principal amount of its 12.436% Series 2023-1 Notes, Class B Notes due December 2038 (collectively, the “ABS Notes”) and (b) pledged the ABS Assets to the Indenture Trustee to secure the ABS Issuer’s obligations under the Indenture (the “ABS Financing Transaction”).

In addition the following events occurred in connection with the transaction: (i) $10 million of the ABS Notes were issued to Maverick, (ii) a holdback of $5.4 million related to consents not received at the date of the transaction which is reflected as restricted cash, (iii) a Liquidity Reserve Account was established for $23.6 million and is reflected as restricted cash, (iv) $260 million was an equity distribution and (v) repaid $300 million for the Credit Facility.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
We incurred hedge novation fees of $4.6 million in conjunction with the ABS Financing Transaction which were expensed as incurred in general and administrative expenses in our consolidated statements of operations. We incurred $12.7 million of costs including legal fees and administrative fees in connection with the ABS Financing Transaction which were capitalized as deferred financing costs and recorded as an offset to the carrying value of the ABS Notes. See Note 10 – Debt for more information on the ABS notes.

Divestitures

In May 2024, we entered into an agreement with a third party to divest certain properties in west Texas. The divestiture was executed without a purchase price, and the Company received no financial consideration for the transaction. We recognized a $2.2 million gain on the sale for the year ended December 31, 2024. The gain was primarily due to relief of related asset retirement obligations.

In August 2024, the Company entered into an agreement with a third party to sell certain East Texas assets (the “East Texas Sale”) for a combined purchase price totaling $66.9 million, of which $39.6 million was settled in cash and $27.3 million was settled in shares of the purchasing entity. See Note 5 – Financial Instruments and Fair Value Measurements for more information. The Company recorded an impairment loss, as the total consideration received was lower than the net book value of the asset group. See Note 7 -- Long-Lived Assets and Impairment for more information.

In August 2024, the Company entered into an agreement with a third party to sell certain East Texas assets (the “Oak Hill Sale”), for a purchase price of $12.6 million. We recognized a $16.1 million gain on the sale for the year ended December 31, 2024. The gain was primarily due to relief of related asset retirement obligations.

In November and December 2024, the Company entered into agreements to sell undeveloped acreage in the Permian Basin to separate third parties for $3.4 million and $1.2 million, respectively. We recognized a $4.6 million gain on the sale for the year ended December 31, 2024.

In March 2023, we entered into an agreement with a third party to divest certain interests in oil and natural gas properties, rights and related assets in Western Anadarko Basin for a purchase price of $10.0 million. This sale was accounted for as a normal retirement under the provisions of paragraph ASC 932-360-40-3 with no gain or loss recorded on the sale for the year ended December 31, 2023.

In May 2023, we entered into an agreement with a third party to divest certain properties in west Texas for a purchase price of $4.5 million. We recognized a $0.3 million gain on the sale for the year ended December 31, 2023.

In November 2023, we entered into an agreement with a third party to divest certain interests in oil and natural gas properties, rights and related assets in Wyoming for a purchase price of $0. We recognized a $0.1 million gain on the sale for the year ended December 31, 2023.

In connection with other divestitures of non-core oil and natural gas properties, we recognized gains of $1.1 million in “gain (loss) on sale of assets” on our consolidated statements of operations for the year ended December 31, 2023.

Financial Instruments and Fair Value Measurements

Commodity Activities

At December 31, 2024, our commodity derivatives consisted of fixed price swaps and two-way costless collars. Our fixed price swaps are comprised of a sold call and a purchased put established at the same price (both ceiling and floor). The two-way collars are a combination of options: a sold call and a purchased put. The purchased put establishes a minimum price (floor) and the sold call establishes a maximum price (ceiling). For both swaps and collars, all transactions are settled in cash for the net difference between settlement and contract prices, multiplied by the hedged contract volumes, for the settlement period.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
In October 2023, MAH novated to ABS Issuer certain derivative contracts underlying certain derivative instruments in connection with the ABS Financing Transaction. These derivative contracts consisted of fixed-price oil, natural gas and NGL swaps and collars. As a party to these contracts, ABS Issuer received payments directly from the counterparty or paid any amounts owed directly to the counterparty. Settlement of the novated commodity derivative contracts continued through the date the commodity derivatives instruments were unwound. Costs associated with the novation of $4.6 million were expensed as incurred in general and administrative expenses.

Our commodity derivative contracts settle monthly based on the differential between the contract price and the average NYMEX West Texas Intermediate index price (“NYMEX WTI”) (oil), average NYMEX Henry Hub index price (“NYMEX HH”) (natural gas) and Mont Belvieu Oil Price Information Service (“OPIS”) (NGLs). The following table presents derivative positions for the periods indicated as of December 31, 2024:

	2025	2026	2027	2028	2029	2030
Oil Positions
Fixed Price Swaps – NYMEX WTI
Volume (Bbl/d)	11,926	10,623	3,688	3,366	—	—
Average Price ($/Bbl)	$71.85	$68.45	$65.95	$62.21	$—	$—
Gas Positions
Fixed Price Swaps – Henry Hub	108,838	86,514	69,070	61,056	50,962	47,714
Volume (MMBtu/d)	$3.89	$3.87	$3.76	$3.63	$3.41	$3.27
Costless Collar – Henry Hub
Volume (MMBtu/d)	—	10,000	—	—	—	—
Average Put Price ($/MMBtu)	$—	$3.50	$—	$—	$—	$—
Average Call Price ($/MMBtu)	$—	$5.15	$—	$—	$—	$—
Total
Volume (MMBtu/d)	108,838	96,514	69,070	61,056	50,962	47,714
Average Price ($/MMBtu)	$3.89	$3.87	$3.76	$3.63	$3.41	$3.27
NGL Positions
Fixed Price Swaps
Volume (Bbl/d)	8,661	7,841	1,683	—	—	—
Average Price ($/Bbl)	$0.88	$0.83	$0.82	$—	$—	$—
Fixed Gas Basis Swap
Volume ($/MMBtu/d)	76,429	71,719	69,231	—	—	—
Average Price ($/MMBtu)	$(0.25)	$(0.25)	$0.14	$—	$—	$—

Balance Sheet Presentation

The following table summarizes the fair value of the derivatives outstanding on a gross and net basis:

	December 31, 2024
	Oil Commodity Derivatives	Natural Gas Commodity Derivatives	NGL Commodity Derivatives	Commodity Derivatives Netting(a)	Total Financial Instruments
	Financial Statement Caption, thousands of dollars
Assets
Current assets - derivative instruments	$8,625	$22,806	$7,166	$(20,873)	$17,724
Other long-term assets - derivative instruments	8,243	18,762	8,369	(31,657)	$3,717
Total assets	16,868	41,568	15,535	(52,530)	21,441
Liabilities
Current liabilities - derivative instruments	(92)	(4,874)	(21,125)	20,873	$(5,218)
Long-term liabilities - derivative instruments	(1,195)	(25,321)	(16,645)	31,657	$(11,504)
Total liabilities	(1,287)	(30,195)	(37,770)	52,530	(16,722)
Net assets (liabilities)	$15,581	$11,373	$(22,235)	$—	$4,719

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
	December 31,2023
	Oil Commodity Derivatives	Natural Gas Commodity Derivatives	NGL Commodity Derivatives	Commodity Derivatives Netting(a)	Total Financial Instruments
	Financial Statement Caption, thousands of dollars
Assets
Current assets - derivative instruments	$7,539	$39,124	$18,958	$(19,118)	$46,503
Other long-term assets - derivative instruments	30,451	39,799	23,686	(45,918)	$48,018
Total assets	37,990	78,923	42,644	(65,036)	94,521
Liabilities
Current liabilities - derivative instruments	(2,897)	(1,931)	(14,388)	19,118	$(98)
Long-term liabilities - derivative instruments	(24)	(29,263)	(20,625)	45,918	$(3,994)
Total liabilities	(2,921)	(31,194)	(35,013)	65,036	(4,092)
Net assets (liabilities)	$35,069	$47,729	$7,631	$—	$90,429

(a)
Represents counterparty netting under our ISDA Agreements. See Note 2 – Summary of Significant Accounting Policies. For our derivative contracts, we may enter into master netting, collateral and offset agreements with counterparties. These agreements provide us the ability to offset a counterparty’s rights and obligations, request additional collateral when necessary, or liquidate the collateral in the event of counterparty default. We net the fair value of cash collateral paid or received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting or offset agreement.

The following table summarizes the unrealized gains/losses on commodity derivatives, which are included in the “gain (loss) on commodity derivative instruments” line of the consolidated income statement:

	Oil Commodity Derivatives	Natural Gas Commodity Derivatives	NGL Commodity Derivatives	Total Financial Instruments
	in thousands of dollars
Year Ended December 31, 2024	$(19,486)	$(36,355)	$(29,867)	$(85,709)
Year Ended December 31, 2023	$67,774	$92,966	$31,916	$192,656

The following table summarizes the realized gains/losses on commodity derivatives, which are included in the “gain (loss) on commodity derivative instruments” line of the consolidated income statement:

	Oil Commodity Derivatives	Natural Gas Commodity Derivatives	NGL Commodity Derivatives	Total Financial Instruments
	in thousands of dollars
Year Ended December 31, 2024	$(13,293)	$60,311	$(15,642)	$31,376
Year Ended December 31, 2023	$(35,072)	$7,647	$(19,296)	$(46,722)

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We measure certain assets and liabilities at fair value, using the fair value hierarchy noted below. We use valuation techniques that maximize the use of observable inputs and obtain the majority of our inputs from published objective sources or third-party market participants. We incorporate the impact of nonperformance risk, including credit risk, into our fair value measurements. The fair value hierarchy gives the highest priority of Level 1 to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority of Level 3 to unobservable inputs. We categorize our fair value financial instruments based upon the objectivity of the inputs and how observable those inputs are. The three levels of inputs are described further as follows:

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2
Inputs other than quoted prices that are included in Level 1. Level 2 includes financial instruments that are actively traded but are valued using models or other valuation methodologies. We consider the over the counter (“OTC”) commodity derivative contracts in our portfolio to be Level 2.

Level 3
Inputs that are not directly observable for the asset or liability and are significant to the fair value of the asset or liability. Level 3 includes financial instruments that are not actively traded and have little or no observable data for input into industry standard models. We consider our liability-classified long term incentive plan awards and put option liability to be Level 3 liabilities. See Note 13 – Equity and Note 14 – Compensation for additional details.

Our assessment of the significance of an input to its fair value measurement requires judgment and may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels.

Commodity Derivative Instruments

Our commodity derivative instruments include oil, natural gas and NGL swaps and collars. The fair value of our commodity derivative instruments is based on upon a third-party preparer’s calculation using mark-to-market valuation reports provided by our counterparties for monthly settlement purposes to determine the valuation of our derivative instruments. We do not have access to the specific proprietary valuation models or inputs used by our counterparties or third-party preparer.

We compare the third-party preparer’s valuation to counterparty valuation statements and investigate any significant differences. Additionally, we analyze monthly valuation changes in relation to movements in crude oil and natural gas forward price curves. The fair values reflect nonperformance risk inherent in the transaction using current credit default swap values for each counterparty for asset positions and the Company’s creditworthiness for liability positions. Accordingly, we recorded an adjustment to the fair value of our net derivative liability of $2.7 million and $4.5 million at December 31, 2024 and December 31, 2023, respectively.

Marketable Securities

Our marketable securities consist of publicly traded equity shares owned by the Company. In August 2024, the Company entered into an agreement with a third party to sell certain assets (refer to Note 4 – Acquisition and Divestitures) for consideration including 2.3 million shares of restricted stock valued at $27.3 million at the date of close in October 2024. The stock is restricted under SEC Rule 144 and subject to a minimum holding period of six months. Refer to Note 4 – Acquisitions and Divestitures for additional information.

Fair value is determined by multiplying the third party’s closing stock price quote on the reporting date as published on the New York Stock Exchange (“NYSE”), an active public market, by the number of shares held by the Company. These are considered Level 1 inputs within the fair value hierarchy. The fair value of the securities as of December 31, 2024 was approximately $39.3 million.

Fair Value – Recurring Measurement Basis

The following table presents our financial assets and liabilities that were accounted for at fair value on a recurring basis on our consolidated balance sheets at December 31, 2024 and 2023 by level within the fair value hierarchy.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	in thousands of dollars
Commodity derivative instruments(1)
Assets	—	73,970	—	73,970
Liabilities	—	(69,251)	—	(69,251)
Net assets	—	4,719	—	4,719

Marketable securities	39,353	—	—	39,353

(1)
The derivative fair values are based on analysis of each contract on a gross basis, excluding the impact of netting agreements with counterparties and reclassifications between long-term and short-term balances.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
	December 31, 2023
	Level 1	Level 2	Level 3	Total
	in thousands of dollars
Commodity derivative instruments(1)
Assets		159,557		159,557
Liabilities		(69,128)		(69,128)
Net assets	—	90,429	—	90,429

(1)
The derivative fair values are based on analysis of each contract on a gross basis, excluding the impact of netting agreements with counterparties and reclassifications between long-term and short-term balances.

Fair Value – Nonrecurring Measurement Basis

Acquisitions and impairment of proved and unproved properties and other non-oil and natural gas properties are also measured at fair value on a nonrecurring basis. The Company utilizes a discounted cash flow model to estimate the fair value of property as of the measurement date which utilizes the following inputs to estimate future net cash flows: (i) estimated quantities of oil and condensate, natural gas and NGL reserves; (ii) estimates of future commodity prices; and (iii) estimated production rates, future operating and development costs, which are based on the Company’s historic experience with similar properties. These inputs are not observable in the market and represent Level 3 inputs within the fair value hierarchy. In some instances, market comparable information of recent transactions is used to estimate fair value of unproved acreage.

Leases

We primarily have lease agreements for office buildings and vehicles. Our leases generally have lease terms of one year to four years, some of which may include options to extend or shorten the term of the lease at the Company’s discretion. We determine if an arrangement is a lease at inception. Some of our leases include lease and non-lease components. We have elected the practical expedient to not separate lease and non-lease components and account for both as a single lease component.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For leases where the implicit rate is not determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. For leases including options to extend or terminate the lease, we factor such terms into our determination of the present value of future payments when it is reasonably certain that we will exercise that option. Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments and short-term lease payments (leases with initial terms less than 12 months) are expensed as incurred.

Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities – current, and operating lease liabilities – noncurrent on our consolidated balance sheets. Our finance lease assets and liabilities are included in other property, plant, and equipment, current portion of long-term debt, and long-term debt on our consolidated balance sheets.

	December 31, 2024	December 31, 2023
	in thousand of dollars
Operating leases
Operating lease right-of-use assets	$11,219	$12,362
Operating lease obligations - current	—	841
Operating lease obligations – noncurrent	—	25,316
Finance leases
Other property, plant, and equipment(1)	$2,521	$3,455
Current portion of long-term debt	1,217	1,166
Long-term debt	1,432	2,389

(1)	Finance lease assets are recorded net of accumulated amortization of $4.2 million and $2.0 million at December 31, 2024 and 2023, respectively.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
The following table summarizes the components of leases cost for the periods presented:

	Year Ended December, 31
	2024	2023
	in thousand of dollars
Operating lease cost	$3,043	$5,206
Short-term lease cost	18,215	18,105
Finance lease cost
Amortization of right-of-use assets	1,196	1,003
Interest on lease liabilities	178	198
Total lease cost	$22,632	$24,512

The following table summarizes the lease terms and discount rates:

	Year Ended December, 31
	2024	2023
Lease term and discount rate
Weighted-average term (years)
Operating leases	9.59	10.23
Finance leases	2.31	2.85
Weighted-average discount rate
Operating leases	7.47%	7.43%
Finance leases	6.07%	5.86%

The following table summarizes other lease information for the periods presented:

	Year Ended December, 31
	2024	2023
	in thousand of dollars
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flow from operating leases	$(1,607)	$8,007
Operating cash flow from finance leases	(1,196)	(1,003)
Financing cash flows from finance leases	(178)	(198)

Future minimum lease payments under noncancellable leases as of December 31, 2024 were as follows:

	Operating Leases	Finance Leases
	in thousand of dollars
2025	$4,065	$1,342
2026	3,929	992
2027	3,486	326
2028	3,527	129
2029	3,584	—
Thereafter	19,152	—
Total lease payments	37,743	2,789
Less: Portion representing imputed interest	(11,293)	(140)
Total lease liabilities	26,450	2,649
Less: Current portion of lease liabilities	(2,156)	(1,217)
Long-term lease liabilities	$24,294	$1,432

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Long-Lived Assets and Impairment

Our long-lived assets are comprised of oil and natural gas properties and other property, plant and equipment for the periods presented:

	December 31,2024	December 31, 2023
	in thousand of dollars
Proved oil and natural gas properties(1)	$2,337,131	$2,337,131
Unproved oil and natural gas properties	98,043	126,557
Total oil and natural gas properties	2,435,174	2,674,820
Other property, plant and equipment	120,646	110,888
Less: Accumulated depletion, depreciation and amortization	(1,093,454)	(1,097,788)
Net property, plant and equipment	$1,462,366	$1,687,920

(1)	Estimates of future asset retirement costs of $264.3 million and $260.4 million are included in our proved oil and natural gas properties at December 31, 2024 and 2023, respectively.

Costs are excluded from the amortization base until proved reserves are established or impairment is determined.

Long-Lived Assets Impairment

During the year ended December 31, 2024, we recorded impairment losses totaling $120.4 million in proved properties.

We incurred $110.9 million of impairment in the third quarter of 2024 on certain East Texas based assets detailed in Note 4 after entering into purchase and sale agreements for total consideration lower than the net book value of the asset group. The East Texas based assets had a net book value of $176.2 million and a fair value of $65.3 million.

We incurred $9.5 million of impairment in the fourth quarter of 2024 due to an increase in operating costs, coupled by decreased production volumes in certain asset groups in East Texas and South Florida. The East Texas and South Florida assets had a net book value of $19.6 million and a fair value of $10.1 million.

During the year ended December 31, 2023, we recorded impairment losses totaling $66.8 million in proved properties.

We incurred $3.5 million of impairment in the first quarter of 2023 due to a significant decrease in commodity prices driven by a decrease in gas futures. The West Texas, East Texas, and South Florida assets had a net book value of $5.4 million and a fair value of $1.9 million.

We incurred $59.2 million of impairment in second quarter of 2023 due to a significant decrease in commodity prices driven by a decrease in gas futures. The Southeast, West Texas, and South Florida assets had a net book value of $120.8 million and a fair value of $61.7 million.

We incurred $4.1 million of impairment in the fourth quarter of 2023 due to significant downward revisions in reserves to certain impairment fields, driven by increased costs and decreased production. The Southeast, West Texas, and South Florida assets had a net book value of $9.6 million and a fair value of $5.5 million.

Other Long-Term Assets

Other long-term assets consist of the following:

	December 31,2024	December 31, 2023
	in thousand of dollars
Property reclamation	$12,528	$11,910
Unamortized debt issuance costs	8,299	13,206
Security deposits	1,458	1,735
Other	10,318	8,726
Total other long-term assets	$32,603	$35,577

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Net Profit Interest

As of December 31, 2023, we held a 50% net profit interest (“NPI”) related to Jay Field. The NPI is held 50% by Maverick and a third party (“NPI Holder”). Under the arrangement, the NPI is payable after: (i) funds are withheld, to the extent allowable each month under the arrangement, to pay for the NPI holder’s share of future development costs and abandonment obligations, and (ii) we are reimbursed for the NPI holder’s share of excess historical production costs. Once the NPI holder’s share of the excess historical costs is reimbursed, the NPI will be payable monthly to the extent the NPI for that month exceeds the amount withheld for that month for future development costs and abandonment obligations.

In March 2024, the Company settled outstanding litigation related to the Jay NPI for $9.2 million, including $5.0 million to purchase the remaining 50% interest in the Jay NPI, and $4.2 million to settle all outstanding legal claims.

Property Reclamation Deposit

As of December 31, 2024 and 2023, we had a property reclamation deposit of $12.5 million and $11.9 million, respectively, included in other long-term assets, held in an escrow account as security for future abandonment and remediation obligations for the Jay Field. We are required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to us until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, we have the right to request a refund of a portion or all of the property reclamation deposit. The seller has the sole discretion to grant our refund request. In addition to the cash deposit, we are required to provide letters of credit. At December 31, 2024 and 2023, we had $21.0 million in letters of credit related to the property reclamation deposit.

Accrued Expenses

Accrued expenses consist of the following:

	December 31,2024	December 31,2023
	in thousands of dollars
Revenue and royalties payable	$71,705	$93,315
Wages and salaries payable	24,343	21,008
Accrued interest payable	4,311	12,100
Production and property taxes payable	18,092	22,217
Hedge settlement payables	5,905	8,911
Other current liabilities	3,509	2,868
Total accounts payable and accrued expenses	$127,865	$160,419

Debt

Our debt was comprised of the following:

	December 31,2024	December 31,2023
	in thousands of dollars
Credit Facility	$187,000	$190,000
ABS Notes	523,047	640,000
Finance Lease Obligations	2,649	3,555
Debt issuance costs	(10,127)	(12,377)
Notes held by ABS parent	—	(10,000)
Total debt, net	702,569	811,178
Current portion, long-term debt	(108,984)	(112,607)
Current portion of finance lease obligations	(1,217)	(1,166)
Total long-term debt, net	$592,368	$697,405

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
ABS Notes

In connection with the ABS Financing Transaction (see Note 4 – Acquisitions and Divestitures), on October 26, 2023, ABS Issuer acquired certain oil and natural gas interests in currently-producing oil and natural gas wells and other assets from Unbridled pursuant to an asset purchase agreement and the acquisition was funded by the issuance of the ABS Notes (as defined in Note 4 – Acquisitions and Divestitures), due December 2038, pursuant to a note purchase agreement. At December 31, 2024 and 2023, the ABS Notes were comprised of the following:

	December 31,2024	December 31,2023
	in thousands of dollars
Series 2023-1 Class A-1 8.121% Notes	$215,319	$285,000
Series 202 3 -1 Class A2 8.946% Notes	232,991	260,000
Series 202 3 -1 Class B 12.436% Notes	74,737	95,000
Total ABS Notes(1)	$523,047	$640,000

(1)
The fair values of the Company’s ABS notes were $526.9 and $647.6 million as of December 31, 2024 and 2023, respectively. The company uses a market approach to determine the fair value of its notes using estimates provided by an independent financial services firm (a Level 2 fair value measurement).

The ABS Notes are secured by certain oil and natural gas interests in currently producing oil and natural gas wells and other assets. The ABS Notes accrue interest at the respective stated per annum rates and have a final maturity date of December 15, 2038. Interest and principal payments are payable on a monthly basis. During the period ended December 31, 2024 and 2023 we incurred $53.3 million and $10.3 million of interest related to the ABS Notes.

Based on whether certain performance metrics are achieved, the Issuer could be required to apply excess cash flow to make additional principal payments.

The ABS Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be used to make required interest payments in respect of the ABS Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments under certain circumstances, (iii) certain indemnification payments in the event, among other things, that the assets pledged as collateral are used in stated ways defective or ineffective, (iv) covenants related to recordkeeping, access to information and similar matters, and (v) the Issuer will comply with all laws and regulations which it is subject to. The ABS Notes are also subject to customary accelerated amortization events provided for in the indenture, including events tied to failure to maintain stated debt service coverage ratios, failure to maintain certain production metrics, certain change of control and management termination events, and event of default and the failure to repay or refinance the ABS Notes on the applicable scheduled maturity date. The ABS Notes are subject to certain customary events of default, including events relating to non-payment of required interest, principal, or other amounts due on or with respect to the ABS Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.

Under the indenture, the Company must maintain the following financial covenants determined as of the last day of the quarter: 1) Aggregate Debt Service Coverage Ratio (DSCR) of at least 1.05, 2) Senior DSCR of at least 1.25, 3) Senior IA DSCR of at least 1.20.

As of December 31, 2024, we were in compliance with our covenants under the ABS Notes.

Senior Secured Reserve-Based Credit Facility

Since April 2022, we have maintained an agreement with a syndicate of banks including JPMorgan Chase Bank acting as Administrator, Royal Bank of Canada, Citizens Bank, KeyBank National Association acting as co‑syndication agents, RBC Capital Markets, and KeyBank Capital Markets (the “Credit Facility”). The agreement is for a maximum $1 billion credit facility with an initial $500 million borrowing base. The maturity date is April 1, 2026. The Credit Facility replaced the Company’s previous Cred Agreement.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
The Credit Facility limits the amounts we could borrow to a borrowing base amount determined by the lenders at their sole discretion based on their valuation of our proved reserves and their internal criteria. Our obligations under the credit facility were collateralized by substantially all of our oil and natural gas properties, including mortgage liens on oil and natural gas properties having at least 85% of the reserve value as determined by reserve reports.

The Credit Facility contains certain customary affirmative and negative covenants, including financial covenants requiring maintenance of the Consolidated Total Debt to EBITDAX Ratio to be less than 3.00 to 1.00 and a Current Ratio of no less than 1.00 to 1.00.

At our election, borrowings under the credit facility may be made on an Alternate Base Rate (“ABR”) or a Secured Overnight Financing Rate (“SOFR”) basis plus an applicable margin. In connection with the Credit Facility, the applicable margins vary from 2.00% to 3.00% for ABR borrowings and 3.00% to 4.00% for SOFR borrowings depending on the borrowing base. In addition, we are also required to pay a commitment fee on the amount of any unused commitments at a rate of 0.50% per annum. Interest on ABR borrowings and the commitment fee are generally payable quarterly. As of December 31, 2024, the effective interest rate of the Credit Facility was 9.27%. The Company’s credit facility pays interest at a variable rate, which approximates market rates. Therefore, the carrying value of the Credit Facility approximates fair value.

During 2022, we entered into two amendments to the Credit Facility (the “First Amendment” and “Second Amendment”) which increased the borrowing base from the initial $500 million to $750 million and then to $1 billion, respectively.

In July 2023, we entered into the third amendment to the Credit Facility (the “Third Amendment”), which reduced the borrowing base from $1 billion to $750 million. Each lender’s borrowing capacity was decreased, and we accounted for the Third Amendment as a modification of debt. Additionally, the Third Amendment allowed for a one-time cash distribution to our equity holders not to exceed $10 million in aggregate through September 30, 2023. We did not incur deferred financing costs in relation to the Third Amendment.

In October 2023 in conjunction with the ABS Financing Transaction, we entered into the fourth amendment to the Credit Facility (the “Fourth Amendment”), which amended in its entirety the original Credit Facility. Pursuant to the Fourth Amendment, among other things, the borrowing base was reduced from $750 million to $350 million, and the respective reduced commitments of the various lending banks were reallocated among the continuing lenders to assign the exiting lenders’ commitment. We accounted for the decreases in a lender’s borrowing capacity as a modification and accounted for any lender that exited the credit facility as a debt extinguishment. In connection with the ABS financing transaction, we repaid $0.0 million as of December 31, 2023. We incurred deferred financing costs of $5.6 million in relation to the Fourth Amendment.

In September 2024, we entered into the fifth amendment to the Credit Facility (the “Fifth Amendment”), which, upon the close of the aforementioned East Texas Sale, reduced the borrowing base from $350 million to $315 million. Each lender’s borrowing capacity was decreased, and we accounted for the Fifth Amendment as a modification of debt, resulting in a $1.5 million write off of deferred financing costs to interest expense. Additionally, the Fifth Amendment allowed for distribution of stock proceeds from the East Texas Sale.

We incurred deferred financing costs of $5.6 million in relation to the Fourth Amendment. At December 31, 2024, our borrowing base is $315.0 million, and the aggregate commitment of all lenders is $1 billion. Our next borrowing base redetermination is scheduled for May 1, 2025.

Unamortized debt issuance costs associated with the Credit Facility were $8.3 million and $13.2 million as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, we were in compliance with our debt covenants under the Credit Facility.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Interest Expense

Our interest expense is as follows:

	2024	2023
	in thousands of dollars
Credit Facility(a)	$22,251	$40,828
ABS Notes	53,303	10,307
Amortization of deferred debt issuance costs, Credit Facility	3,652	10,274
Amortization of deferred debt issuance costs, ABS Notes	2,317	581
Other Credit Facility, net	179	186
	$81,702	$62,176
(a) Includes commitment fees and other fees	$1,280	$2,733

Asset Retirement Obligations

We recognize the fair value of a liability for an ARO in the period it is incurred if a reasonable estimate of fair value can be made. Our ARO represents the present value of the expected costs to plug, abandon and remediate producing and shut-in wells at the end of the productive lives in compliance with applicable local, state and federal laws and applicable lease terms. We estimate the value of our ARO by calculating the present value of estimated cash flows related to plugging and abandonment liabilities. The ARO liability is accreted to its present value each period and the capitalized asset retirement costs are depleted with proved oil and natural gas properties using the unit-of-production method. We review our ARO estimates and assumptions periodically and, to the extent future revisions to these assumptions impact the fair value of the existing ARO liability, we make a corresponding adjustment to the related asset. We consider these inputs to be Level 3 inputs as discussed in Note 2 – Summary of Significant Accounting Policies and Note 5 – Financial Instruments and Fair Value Measurements.

The following table presents the balance and activity in our ARO for the periods presented:

Asset retirement obligations, beginning of period	$249,673	$253,281
Liabilities settled	(14,234)	(19,839)
Liabilities related to divested properties(1)	(19,462)	(9,970)
Revisions of estimates(2)	3,956	11,535
Accretion expense(3)	13,407	14,666
Asset retirement obligations end of period	233,340	249,673
Less: Current portion of asset retirement obligations	(17,746)	(7,282)
Noncurrent portion of asset retirement obligations	$215,594	$242,391

(1)	Includes ARO related to various sold properties. See Note 4 – Acquisitions and Divestitures.

(2)	During the periods presented, we revised our estimates primarily to reflect the following changes in estimated well lives, oil and natural gas prices and plugging and abandonment cost estimates.

(3)	Included in DD&A on our consolidated statements of operations.

Commitments and Contingencies

Surety Bonds and Letters of Credit

In the normal course of business, we have performance obligations that are secured, in whole or in part, by surety bonds or letters of credit. These obligations primarily relate to abandonments, environmental and other responsibilities where governmental and other organizations require such support. These surety bonds and letters of credit are issued by financial institutions and are required to be reimbursed by us if drawn upon. At both December 31, 2024 and 2023, we had $21.3 million of irrevocable letters of credit outstanding, of which $21.0 million related to the property reclamation deposit as discussed in Note 8 – Other Long-Term Assets. At December 31, 2024, no amounts were drawn under the letters of credit.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statues to which we are subject.

Equity

Common Units

During 2024, we repurchased 1,102 units for $1.1 million related to certain terminated executives. As a result of recent executive terminations, the Company determined that there is an established history of cash settling equity awards, which indicates that the substantive terms of the outstanding equity awards include a cash settlement feature, which results in a liability classification. The Company determined it appropriate to modify all outstanding equity awards to liability awards. This modification resulted in the reclassification from equity to liability awards of 8,960 units for $4.7 million. During the year ended December 31, 2023, we repurchased 3,222 units for $1.5 million for certain members and executives.

Member Distributions

There was a $0.2 million distribution in May 2024 related to a certain terminated executive. In September 2024, the Board approved a distribution of $24 million at $8.30 per common unit to the common unit holders on record on the applicable record date. In January 2023, the Board approved a distribution of $30 million at $10.36 per common unit to the common unitholders of record on the applicable record date. In May 2023, the Board approved two distributions totaling $50 million. The first distribution was $30 million at $10.36 per common unit to the common unitholders of record on the applicable record date. The second distribution was $20 million at $6.91 per common unit to the common unitholders of record on the applicable record date. In October 2023, the Board approved a distribution of $260 million at $89.76 per common unit to the common unitholders of record on the applicable record date.

The state of Oklahoma requires operators to withhold 5% of all production revenues associated with royalty interests held by Oklahoma nonresidents to be offset against state income taxes. As Maverick is not subject to income taxes as a limited liability company, the tax liability associated with the operations of Unbridled is the responsibility of the members. As such, the balance of Oklahoma state withholding has been reflected as an equity distribution. At December 31, 2024 and 2023, the total distributions attributable to Oklahoma state withholding is $1.1 million and $0.6 million, respectively.

Compensation

Defined Contribution Plan

We sponsor a 401(k) defined contribution plan for eligible employees, and the Plan includes a provision for employer matching contributions. We recorded general and administrative expenses for our matching contributions totaling $2.2 million and $2.4 million for the years ended December 31, 2024 and 2023, respectively.

Long Term Incentive Plans

Maverick Natural Resources, LLC Long Term Incentive Plan (or the “LTIP”) was effective and approved by the Board in August 2019. The LTIP provides for the compensation of employees and eligible nonemployee directors of the Company and its subsidiaries by granting Incentive Units to employees and directors with 3-year and 1-year vesting terms, respectively, from the grant date. The Incentive Unit awards are accounted for as liability-classified awards that will settle in cash and reported as accounts payable and accrued expenses in our consolidated balance sheets. Forfeitures associated with the LTIP awards granted are recognized when they occur.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
The Incentive Unit Amounts upon vesting are payable in cash and is equal to the quotient of the Implied Equity Value as of the last day of the fiscal year preceding the Vesting Event (provided, that, in the case of vesting due to an Exit Event or Asset Sale, the Implied Equity Value is, in the sole discretion of the Administrator, either (i) the Implied Equity Value as of the last day of the fiscal year preceding such Vesting Event, or (ii) the Implied Equity Value as of another appropriate date determined by the Administrator, divided by a fixed number subject to adjustment by the Administrator. The Implied Equity Value means an amount equal to the quotient of Adjusted EBITDA and Peer Multiple, less Net Debt, plus Cumulative Distributions. The value of each LTIP unit at December 31, 2024 was estimated at $66.00 per unit. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

In August 2023, the Company granted long-term incentive awards to various executives in the form of cash. The Awards are subject to time-based vesting conditions. In February 2024, the Company granted additional long-term cash awards to various executives subject to time-based vesting conditions.

The following table summarizes liability-classified award activity for the years ended December 31, 2024 and 2023 and provides information for unvested units as of December 31, 2024 and 2023:

Number of Units
Unvested units at December 31, 2022	96,124
Granted	108,473
Forfeited	(20,068)
Vested	(64,194)
Unvested units at December 31, 2023	120,335
Granted	88,850
Forfeited	(27,826)
Vested	(60,528)
Unvested units at December 31, 2024	120,831

The Company recognized cash-based long-term incentive compensation of $0.7 million and $1.3 million for executive awards in general and administrative expense in our consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

Equity Incentive Awards

For equity classified awards, we recognize expense for the grant date fair value of the award over the vesting period of the awards. Forfeitures are accounted for as they occur. The grant date fair value of the common units was derived from an estimate of Enterprise Value, or the fair value of our upstream and midstream businesses and long-term debt and liabilities. Significant inputs used to determine the fair values of properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by our management at the time of the valuation and are sensitive and subject to change.

In January 2024, the Company modified previously issued performance-based vesting awards into time-based vesting awards. Upon conversion, a portion of the award immediately vested, with the remainder vesting in January 2025 and January 2026. The Company issued additional time-based vesting awards in January 2024, with tranches vesting annually over a three-year period. In August 2023, the Company granted executive incentive awards to various executives in the form of common units. The Awards are subject to performance-based vesting conditions based on market conditions. The remaining term of awards granted in 2024 is two years.

The Company recognized non-cash unit-based compensation of $1.6 million in general and administrative expense in our consolidated statements of operations for the year ended December 31, 2023. The weighted average grant date fair value for the award was $309.13 per common unit. As of December 31, 2023, 28,900 common units have been granted, 16,895 common units remain unvested.

Maverick Natural Resources, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2024 and 2023
In September 2024, the Company modified its accounting for non-cash unit-based awards from equity classified to liability classified (refer to Footnote 13 – Equity). This resulted in a change in the aggregate adjustment to the current fair value of approximately $0.9 million. Approximately $0.4 million of additional expense was recorded in connection with establishing the liability at current fair value, with a residual value of approximately $1.2 million remaining in equity due to grant date fair value in excess of conversion date fair value. After conversion, approximately $4.7 million of equity awards were reclassified to liability awards, included in Accounts payable and accrued liabilities on our consolidated balance sheet.

The Company recognized non-cash unit-based compensation of $4.7 million in general and administrative expense in our consolidated statements of operations for the year ended December 31, 2024. The weighted average grant date fair value for the award was $339.70 per common unit. As of December 31, 2024, 41,489 common units have been granted, 8,254 common units remain unvested.

Restructuring Costs

In 2024 and 2023, as part of the Company’s restructuring plan, we incurred restructuring costs of approximately $9.1 million and $1.6 million, respectively, primarily related to plans for reductions in workforce to improve operational efficiencies.

Restructuring costs recorded in our consolidated statements of operations are presented for the respective periods:

	2024	2023
	in thousands of dollars
Type of restructuring cost
Severance and related benefit costs	$8,997	$1,485
Office-lease abandonment and relocation	124	146
	$9,121	$1,631

Subsequent Events

The Company has evaluated subsequent events through April 30, 2024, the date the financial statements were issued and noted the events below.

In January 2025, the Company received a favorable verdict related to a civil claim against another operator. The court awarded $5.6 million to the Company, subject to final appeals by the opposing party.

In January 2025, the Company entered into a definitive merger agreement with Diversified Energy Company PLC (“Diversified”), under which Diversified agreed to acquire all of the Company’s outstanding equity interests for total consideration of approximately $1.3 billion. The transaction closed on March 14, 2025, and, as a result, the Company became a wholly owned subsidiary of Diversified. Upon closing, the Company’s Credit Facility was fully repaid, and the credit line was terminated.